Use these links to rapidly review the document
TABLE OF CONTENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 24, 2004
Commission File Number 33-79548

EURO DISNEY S.C.A.
(Translation of registrant's name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

            Combined General Meeting
            December 17, 2004

Table of Contents

I	Chairman's Letter	2 - 4
II	Management Report on the Consolidated Financial Statements	5 - 18
III	Consolidated Financial Statements	19 - 55
IV	Supervisory Board Report on the Management of the Euro Disney Group	56 - 58
V	Statutory Auditors Report on the Consolidated Financial Statements	59 - 60
VI	Management Report on the Proposed Share Capital Increase and Other Issuances of Securities	61 - 62
VII	Supervisory Board Report on the Proposed Share Capital Increase and Other Issuances of Securities	63 - 64
VIII	Statutory Auditors' Special Reports on the Proposed Share Capital Increase and Other Issuances of Securities	65 - 66
IX	Management Report on the Proposed Contribution of Assets and Related Amendments to the Company's By-Laws	68 - 217
X	Supervisory Board Report on the Proposed Contribution of Assets and Related Amendments to the Company's By-Laws	214 - 217
XI	Resolutions presented at the Combined Shareholders Meeting	218 - 232
XII	Management Report on the Financial Statements of Euro Disney S.C.A.	233 - 244
XIII	Financial Statements of Euro Disney S.C.A.	250 - 278
XIV	List of Mandates of the Members of the Supervisory Board	279 - 282
XV	Supervisory Board Report on the Management of Euro Disney S.C.A.	283 - 285
XVI	Statutory Auditors Report on the Financial Statements of Euro Disney S.C.A.	286 - 287
XVII	5-years Financial Data Table for Euro Disney S.C.A.	288
XVIII	Supervisory Board Report on Related-Party Transactions	289 - 290
XIX	Statutory Auditors Special Report on Related-Party Transactions	291 - 296
XX	Draft of Proposed Amended By-Laws of Euro Disney S.C.A.	297 - 313
XXI	Admission Card Request Form	314
XXII	Request Form for Documentation and Information	316
XXIII	Glossary	318 - 323

Chairman's Letter

        As we ended our fiscal year on September 30, 2004, we began a new period of opportunity for development and growth. After two years of uncertainty in the context of extremely difficult conditions in the European travel and tourism industry, we reached agreement on a comprehensive financial restructuring that will solidify our financial position and allow us to invest in the future of the number one tourist destination in Europe.

        We are asking Euro Disney shareholders to vote in favour of several parts of the financial restructuring, including a legal reorganisation, a share capital increase with preferential subscription rights maintained and technical changes to our by-laws (statuts). By approving these important steps, you will be giving Euro Disney the chance to benefit from a rebound of the travel and tourism industry, and to do even better by creating new attractions and reaching out to new customers to ensure growth and to improve our financial performance.

        Fiscal year 2004

        For the second year in a row, our financial results were disappointing. The European travel and tourism industry continued to suffer from slow economic growth and difficult geopolitical conditions. We were also adversely affected by the uncertainty surrounding our financial situation, as we announced successive waivers of our debt covenants and interim agreements with some of our lenders. In this context, our theme park attendance remained the same as the prior year, at 12.4 million visitors.

        We began to take steps to attract new visitors to Walt Disney Studios Park with our Park Hopper ticket that allows guests to go back and forth between the parks during the day for a single, premium price. We also saw the opening of new "Selected and Associated Hotels", which are hotels operated on-site by third parties. The Selected and Associated Hotels are a key to our future growth potential, although they reduced the occupancy of our own hotels in their initial phase.

        Revenues increased slightly to €1,048 million, reflecting mainly higher guest spending. Our operating margin was impacted by a legally mandated change in accounting principles that resulted in our recording depreciation charges on assets owned by special purpose financing companies (even though our relationship with those companies did not change), as well as the restoration of the accrual of royalties at full rates and management fees due to The Walt Disney Company. We generated earnings before income, taxes, depreciation and amortisation (EBITDA) of almost 12% of our revenues, and we generated operating cash flow of €124 million.

        The Restructuring

        After more than a year of negotiations, we now have an agreement on a comprehensive restructuring of our financial situation. Once the restructuring is implemented, it will provide an opportunity for our future development in three respects:

        •
        We will have new cash resources from a new credit line from The Walt Disney Company and a share capital increase.

        •
        Many of our cash payment obligations under our financing agreements will be deferred, giving us the breathing room to grow.

        •
        We will have the authorisation to implement an exciting new development plan that will give us the means to attract new visitors and invest in our future growth.

        Our growth strategy

        Continued innovation is essential to success. New attractions and shows give us opportunities to communicate the vitality of the Resort, attracting new visitors and giving our previous guests new reasons to return. We saw the benefits of this in fiscal year 2004 with the success of the new Legend of the Lion King show, which we opened in June.

        We have planned an ambitious development programme, designed to take full advantage of the new financial flexibility that the restructuring will provide. The programme includes:

        •
        Three major new attractions scheduled to open in fiscal years 2006, 2007 and 2008, including two new attractions at Walt Disney Studios Park.

        •
        In fiscal year 2005, the relaunch of Space Mountain with Mission 2, a new journey deeper into space beyond the moon to the far reaches of the universe, as well as a fireworks celebration for the 50th anniversary of the original Disneyland in California.

        •
        Important enhancements at our theme parks, providing even more of a magical experience designed to attract our core customer base of families with small children.

        •
        New seasonal events, including Magic Unlimited (allowing repeat rides without waiting in line for certain attractions), Kids Carnival and an Easter celebration.

        We will also launch an ambitious communications programme designed to attract more first-time visitors to the Resort. Our research shows that there are substantial numbers of European families who have never visited the Resort but have indicated that they would like to do so, and we will be targeting this group to take advantage of the strong recognition of the Disney brand.

        The shareholders meeting

        To make all of this possible, we need our shareholders to approve parts of the restructuring at the combined general shareholders meeting scheduled for December 17, 2004. At the meeting, you will be asked to vote on the following:

        •
        At the ordinary portion of the meeting, the approval of our annual consolidated and statutory accounts for fiscal year 2004, the approval of certain related-party agreements and the appointment or renewal of members of the Supervisory Board.

        •
        At the extraordinary portion of the meeting, three important elements of the restructuring:

        –
        A €250 million to €300 million share capital increase (€100 million of which will be subscribed by The Walt Disney Company). The share capital increase will be implemented through the issuance of preferential subscription rights to all shareholders.

        –
        A legal reorganisation that will result in our contributing substantially all of our assets and liabilities to Euro Disney Associés S.C.A. (EDA) in exchange for 82% of EDA's share capital (The Walt Disney Company will hold the remaining 18%). This will allow us to avoid making €292 million in payments to EDA that would have been necessary in order for the Company to exercise its option to directly re-acquire rights to the Disneyland Park and certain of its key attractions as provided in the leases relating to such assets.

        –
        Technical changes to our by-laws (statuts).

        The materials that you are receiving with this letter include detailed reports on our fiscal year 2004 results, our development strategy, the restructuring and each of the items on which you will be asked to vote, along with various other documents that we regularly furnish to you pursuant to French law.

        * * * * *

        A positive vote at the shareholders meeting will allow us to go forward with a programme that we believe will be the catalyst for the future success of the Resort and our Company. We hope that you will help us realise our vision.

        We believe in our future. Disneyland Resort Paris is and will remain the only truly magical destination in Europe.

        Chessy, November 17, 2004

        Euro Disney S.A.S., Gérant
        André Lacroix, Chairman and Chief Executive Officer

Euro Disney S.C.A. Group
Management Report on the Consolidated Financial Statements
Fiscal Year ended September 30, 2004

        INTRODUCTION

        Financial Restructuring and Development Strategy

        The close of fiscal year 2004 brought an agreement on a comprehensive restructuring (the "Restructuring") of the financial obligations of Euro Disney S.C.A. (the "Company") and its consolidated subsidiaries (the "Group"). The Company signed a Memorandum of Agreement with its lenders and The Walt Disney Company ("TWDC") on a restructuring of the Group's financial obligations that, once implemented, will provide new cash resources, defer cash payment obligations and give the Group the flexibility to invest in new attractions and continue the development of the Disneyland Resort Paris (the "Resort") and its surrounding areas. Implementation of the Restructuring is subject to certain conditions, including the completion by March 31, 2005 of a share capital increase, through an equity rights offering, with gross proceeds of at least € 250 million (before deducting underwriting commissions and other costs).

        By reaching agreement on the Restructuring, the Group has the opportunity to pursue a strategy designed to attract new theme park visitors and hotel guests, and to increase repeat visitation by enhancing guest satisfaction and value perception. Coupled with what management hopes will be a strong rebound in the short break and theme park markets in Europe, the Group believes that its development strategy has the potential to increase its revenues and improve its financial performance. Over the next several years, the Group intends to:

        •
        invest in major new attractions in the theme parks, primarily the Walt Disney Studios Park, providing major new attendance draws in fiscal years 2006, 2007 and 2008,

        •
        make additional investments to enhance existing assets, including important short-term improvements during the period of construction of the new attractions, featuring an upgrade and relaunch of Space Mountain in fiscal year 2005,

        •
        implement an integrated marketing and sales strategy, including leveraging new channels, to attract first-time visitors in core countries, and

        •
        add new seasonal attractions and events to improve visitation rates during off-peak periods and to take advantage of special event opportunities.

        The Group's development strategy and its financial implications are described in more detail below. See "Restructuring, Development Strategy and Outlook". The terms of the Restructuring and its impact on the Group are described in a special report. See Item IX "Management Report on the Proposed Contribution of Assets and Related Amendments to the Company's By-Laws".

        Summary of Financial Results in Fiscal Year 2004

        In fiscal year 2004, revenues increased slightly to total € 1,048.0 million, as increased spending by theme park visitors and hotel guests was mostly offset by lower hotel occupancy rates, as well as an anticipated decline in real estate development revenues. Attendance at the theme parks in fiscal year 2004 remained stable compared to the prior year at approximately 12.4 million visitors.

        The Group incurred an operating loss of € 23.9 million in fiscal year 2004, which was € 56.0 million below the € 32.1 million of pro-forma operating income recorded in the prior year (the pro-forma presentation reflects a change in accounting method that significantly affected the scope of consolidation in fiscal year 2004, as discussed below). The increased loss was primarily due to the resumption of accruing royalties at full rates and management fees, following the waiver by TWDC of royalties and management fees in the last three quarters of fiscal year 2003. Higher marketing and sales spending partially offset by reduced general and administrative expenses also affected operating margin. Net loss increased from € 58.3 million (on a pro-forma basis) in fiscal year 2003 to € 145.2 million in fiscal year 2004, as a result of the lower operating margin as well as significant exceptional items.

        The Group generated €124.6 million of operating cash flow in fiscal year 2004 despite the net loss, since a portion of the Group's operating expenses consist of non-cash depreciation and amortisation charges, and the Group's working capital requirements decreased as the increase in accrued royalties and management fees for fiscal year 2004 (which are not payable until fiscal year 2005), as well as accrued interest on the CDC loans for Walt Disney Studios Park (which was deferred under the terms of the relevant agreement), did not result in cash outlays. Under the terms of the Restructuring, the royalties and management fees for fiscal year 2004 will be paid when the Restructuring is implemented.

        In preparing the consolidated financial statements, the Group has used the going-concern assumption based on management's belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

        FISCAL YEAR 2004 FINANCIAL RESULTS

        Changes in Accounting Principles

        Effective October 1, 2003 (the first day of fiscal year 2004), the Group adopted new accounting rules mandated by Article 133 of Financial Security Law (Loi de Sécurité Financière) with respect to the consolidation of special purpose financing companies that are not legally controlled by the Group. Under these new rules, the financing companies, from which the Group leases a substantial portion of its operating assets (the "Financing Companies"), have been included in the Group's consolidated financial statements. In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the new consolidation rules, these operating assets are now consolidated, resulting in increased assets and borrowings. The Group's receivables from the Financing Companies have been eliminated in consolidation. In addition, shareholders' equity has been reduced, reflecting primarily past depreciation charges related to the operating assets owned by the Financing Companies, which exceeded the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs on the income statement, with increased operating expenses and depreciation and reduced lease rental expense (consequently, the income statement line item formerly entitled "lease and net financial charges" has been renamed "net financial charges"). The accounting change does not affect the legal structure, financial position or cash flows of the members of the Group.

        To enhance comparability, the Group has provided financial information on a pro-forma basis in addition to its as-reported results. The pro-forma information has been prepared as if the fiscal year 2004 change in accounting principle discussed above was in effect during all of fiscal year 2003 (see also Notes 2 and 29 to the Consolidated Financial Statements). The following table summarises certain financial data derived from the Group's historical and pro-forma consolidated financial statements.

        CONSOLIDATED CONDENSED PRO-FORMA STATEMENTS OF INCOME

		Fiscal Year 2003			Fiscal Year 2004/ Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As Reported	Variance
(€ in millions)					Amount	%

Revenues	1,048.0	1,046.8	(0.7)	1,047.5	1.2	–
Costs and Expenses	(1,071.9)	(1,014.7)	(99.6)	(915.1)	(57.2)	(6)%

Income (Loss) before Financial Charges	(23.9)	32.1	(100.3)	132.4	(56.0)	(175)%
Net Financial Charges	(105.7)	(111.2)	89.1	(200.3)	5.5	5%

Loss before Exceptional Items	(129.6)	(79.1)	(11.2)	(67.9)	(50.5)	(64)%
Exceptional gain (loss), net	(22.3)	12.0	0.1	11.9	(34.3)	(286)%
Minority interests	6.7	8.8	8.8	–	(2.1)	(24)%
Net Loss	(145.2)	(58.3)	(2.3)	(56.0)	(86.9)	(149)%

        Certain reclassifications have been made to the 2003 comparative amounts in order to conform to the 2004 presentation.

        OPERATING STATISTICS

        The following table provides information regarding the key operating indicators of the Group.

	Theme Parks(1)		Hotels
Fiscal years	Total guests (in millions)(2)	Spending Per guest(3)	Occupancy Rate(4)	Spending Per room(5)

2004	12.4	€ 42.7	80.5%	€ 186.6
2003	12.4	€ 40.7	85.1%	€ 183.5
2002	13.1	€ 40.1	88.2%	€ 175.1
2001	12.2	€ 38.9	86.0%	€ 168.6
2000	12.0	€ 38.1	82.9%	€ 165.4
          (1)
          Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.
          (2)
          Theme Park attendance is recorded on a "first click" basis, meaning that a person visiting both parks in a single day is counted as only one visitor.
          (3)
          Average daily admission price and spending for food,beverage and merchandise and other services sold in the Theme Parks, excluding VAT.
          (4)
          Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
          (5)
          Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

        Revenues

        Revenues of the Group were generated from the following sources:

		Fiscal Year 2003			Fiscal Year 2004/ Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As- Reported	Variance
(€ in millions)					Amount	%

Theme Parks	531.3	508.5	–	508.5	22.8	5%
Hotels and Disney Village	405.2	416.7	–	416.7	(11.5)	(3)%
Other	99.7	98.0	(0.7)	98.7	1.7	2%

Resort Segment	1,036.2	1,023.2	(0.7)	1,023.9	13.0	1%
Real Estate Segment	11.8	23.6	–	23.6	(11.8)	(50)%
Total Revenues	1,048.0	1,046.8	(0.7)	1,047.5	1.2	–

        Theme park revenues increased 5% to € 531.3 million in fiscal year 2004 from € 508.5 million in the prior year as a result of higher per guest spending, coupled with stable attendance. The higher spending levels reflected three principal factors: an increase in average park admissions prices, the introduction of the "park hopper" ticket (which permits guests to visit both theme parks for a single price that is €9 higher than the single park price) and the elimination of low season reduced admission pricing. Merchandise and food and beverage revenues in the Theme Parks also increased.

        Hotel and Disney Village revenues decreased 3% to € 405.2 million in fiscal year 2004 from € 416.7 million in the prior year, reflecting the decrease in hotel occupancy due to increased competition from new on-site capacity at hotels owned and operated by third parties. These hotels are part of the Group's overall development plan for the Resort, designed to increase overall hotel capacity to accommodate more visitors of the theme parks without requiring the Group itself to utilise capital to construct additional hotels. However, due to the soft demand environment, these new hotels had an adverse effect on occupancy at the Group's hotels. The impact on revenues of the decline in occupancy was partially offset by a 2% increase in average daily guest spending per room.

        Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) increased in fiscal year 2004 over the pro-forma prior year by € 1.7 million to € 99.7 million, reflecting an increase in transportation and other travel services sold to guests, partially offset by slightly lower participant sponsorship revenues.

        Real Estate Development revenues decreased by €11.8 million in fiscal year 2004 compared to the prior year, reflecting a planned reduction in development projects. Real Estate Development revenues in fiscal year 2004 included primarily commercial and residential land sale transactions. In addition, revenues included ground lease income and fees for services provided to third-party developers that have signed contracts to either purchase or lease land on the Resort site for development. Given the successful completion of most of the additional hotel capacity projects in fiscal year 2003, the decrease reflected this planned reduction in development activity.

        Costs and Expenses

        Costs and expenses of the Group were composed of:

		Fiscal Year 2003			Fiscal Year 2004/ Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As Reported	Variance
(€ in millions)					Amount	%

Direct operating costs(1)	664.8	655.2	15.7	639.5	9.6	2%
Marketing and sales expenses	112.6	105.2	–	105.2	7.4	7%
General and administrative expenses	90.0	96.7	–	96.7	(6.7)	(7)%
Depreciation and amortisation	146.8	149.5	83.9	65.6	(2.7)	(2)%
Royalties and management fees	57.7	8.1	–	8.1	49.6	612%
Total Costs and Expenses	1,071.9	1,014.7	99.6	915.1	57.2	6%

          (1)
          Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

        Direct operating costs increased € 9.6 million from the pro-forma prior year primarily reflecting the impact of higher labour costs. Marketing and sales expenses during fiscal year 2004 increased €7.4 million from the prior fiscal year, reflecting increased advertising during the second half of the fiscal year, associated largely with the promotion of the popular new show, The Legend of the Lion King. General and administrative expenses incurred during fiscal year 2004 decreased € 6.7 million from the prior fiscal year, reflecting decreased labour expenses.

        Royalties and management fees totalled € 57.7 million in fiscal year 2004, € 49.6 million higher than the previous year, reflecting the October 1, 2003 (first day of fiscal year 2004) resumption of royalties at full rates and management fees subsequent to the waiver by TWDC of these fees for the last three quarters of fiscal year 2003. In fiscal year 2004, royalties totalled € 47.2 million after reinstatement to full contractual rates (fiscal year 1999 through 2003 rates were reduced to half of their original levels as a result of the 1994 financial restructuring). The fiscal year 2004 charge reflects the accrual of the royalties and management fees for the year, although cash payment of these amounts is not due until 2005.

        Operating Margin and EBITDA

        The following table sets forth the Group's operating margin and EBITDA by Segment:

		Fiscal Year 2003			Fiscal Year 2004/ Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As Reported	Variance
(€ in millions)					Amount	%

Resort Segment	(25.6)	21.8	(100.3)	122.1	(47.4)	(217)%
Real Estate Segment	1.7	10.3	–	10.3	(8.6)	(84)%

Operating Margin(1)	(23.9)	32.1	(100.3)	132.4	(56.0)	(174)%
Depreciation and amortisation	146.8	149.5	83.9	65.6	(2.7)	(2)%

EBITDA(2)	122.9	181.6	(16.4)	198.0	(58.7)	(32)%
As a Percentage of Revenues	12%	17%	–	19%	–	(5) ppt

          (1)
          Operating Margin represents Income (Loss) before net financial charges and exceptional items as presented in the Consolidated Income Statement.
          (2)
          EBITDA represents Operating Margin before depreciation and amortisation.

        Because of the substantial increase in depreciation and amortisation charges resulting from the consolidation of the Financing Companies, management has decided to use EBITDA as a tool to evaluate the performance of the Group's business. While management believes that EBITDA is a useful tool for evaluating performance, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for operating margin, net income or operating cash flow in evaluating the Group's financial results.

        EBITDA declined during fiscal year 2004 as a result of the lower operating margin in both the Resort and Real Estate operating segments. The Resort segment recorded an operating loss of € 25.6 million, reflecting a decrease of € 47.4 million from the pro-forma prior year performance, primarily reflecting increased royalties and management fees of € 49.6 million. Real Estate segment operating margin decreased € 8.6 million to € 1.7 million from € 10.3 million in the prior year, reflecting the planned reduction in development activities discussed above.

        Net Financial Charges

        Net financial charges were composed of:

		Fiscal Year 2003			Fiscal Year 2004/ Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As Reported	Variance
(€ in millions)					Amount	%

Lease rental expense	–	–	193.8	(193.8)	–	–
Financial income	2.8	3.8	(45.1)	48.9	(1.0)	(26)%
Financial expense	(108.5)	(115.0)	(59.6)	(55.4)	6.5	6%
Net Financial Charges	(105.7)	(111.2)	89.1	(200.3)	5.5	(5)%

        Lease rental expense represents payments under financial lease arrangements with the consolidated Financing Companies and approximates the related debt service payments and operating expenses of such Financing Companies. Upon consolidation of the Financing Companies, this expense is eliminated.

        Financial income, before the consolidation of the Financing Companies, was principally composed of interest income earned on long-term loans provided to the Financing Companies (see Note 4 to the Consolidated Financial Statements) and interest income on cash and short-term investments, as well as net gains arising from foreign currency transactions. Since the consolidation of the Financing Companies, the interest income earned on the long-term loans to the Financing Companies is eliminated. Financial expense is principally composed of interest charges on the long-term borrowings of the Group (including the Financing Companies under the new consolidation method) and the net impact of interest rate hedging transactions.

        Net financial charges decreased € 5.5 million to € 105.7 million in fiscal year 2004. This decrease was primarily attributable to the impact of lower variable interest rates and related hedging costs, partially offset by the resumption of full interest charges following the end of the interest waiver provisions of the 1994 financial restructuring as of September 30, 2003.

        Exceptional Income (Loss), net

        The fiscal year 2004 exceptional loss of € 22.3 million primarily includes € 12.6 million of fees and expenses incurred in connection with the Restructuring negotiations and a € 9.2 million loss related to the write-off of equipment within Visionarium, an attraction in Disneyland Park, which has been closed so that the building can house a new attraction expected to open in fiscal year 2006. See "Restructuring, Development Strategy and Outlook".

        Exceptional income totalled € 11.9 million in fiscal year 2003. The Group sold three apartment developments used to provide housing to employees within close proximity to the site. The transaction generated € 34.1 million in net sale proceeds and a gain of € 11.0 million. The Group continues to operate the apartment developments under leases with the buyers, with the rental expense constituting part of the Group's operating expenses.

        CAPITAL INVESTMENT, FINANCING AND LIQUIDITY

        Capital Investment

		Fiscal Year 2003			Fiscal Year 2004/ Pro-Forma 2003
	Fiscal Year 2004
			Accounting Changes	As Reported	Variance
(€ in millions)		Pro-Forma			Amount	%

Resort Segment	28.7	23.0	–	23.0	5.7	25%
Real Estate Segment	0.6	1.8	–	1.8	(1.2)	(67)%
Capital Investment	29.3	24.8	–	24.8	4.5	18%

        Fiscal year 2004 Resort segment capital expenditures included primarily the costs of developing and staging the new Legend of The Lion King stage show, which is presented several times daily on the Videopolis stage in the Disneyland Park, improvements to the Halloween and Christmas festivals and various other improvements to the existing asset base.

        Fiscal year 2003 capital expenditures for the Resort segment related primarily to the transformation of an existing Disney Village restaurant into King Ludwig's Castle, featuring authentic Bavarian cuisine, completion of the Fantillusion parade, which had its debut at Disneyland Park last year, and various improvements to the existing asset base. Investments in the Real Estate segment represented the purchase of land that the Group has subsequently leased to third parties under long-term ground leases.

        Effective from October 1, 2002 (the first day of fiscal year 2003), the Group adopted new accounting rules related to major fixed asset renovations. As a result, major fixed asset renovations that were previously capitalised as incurred and amortised over a five-year period are now accrued in advance on a straight-line basis during the period between planned renovations.

        Debt

        The consolidation of the Financing Companies substantially increased the amount of borrowings recorded on the Group's balance sheet as of September 30, 2004. The following table shows the impact of the accounting change on the Group's borrowings. All figures are set forth before taking into account the impact from the Restructuring.

	As-Reported September 2003	Consolidate Financing Companies
			Fiscal Year 2004		September 2004
(€ in millions)			Increases	Decreases

CDC Senior Loans	40.6	86.9	–	–	127.5
CDC Subordinated Loans	509.4	274.4	–	–	783.8
Credit Facility – Phase IA	114.1	263.7	–	(37.7)	340.1
Credit Facility – Phase IB	24.3	139.2	–	(13.0)	150.5
Partner Advances – Phase IA	–	304.9	–	–	304.9
Partner Advances – Phase IB	–	96.9	–	–	96.9
TWDC Loans	–	276.4	–	(259.1)	17.3
TWDC Line of Credit	102.5	–	22.5	–	125.0
Other loans	15.5	–	–	(15.5)	–
Sub-Total	806.4	1,442.4	22.5	(325.3)	1,946.0

Accrued Interest	61.1	138.5	93.7	(186.5)	106.8
Total Borrowings	867.5	1,580.9	116.2	(511.8)	2,052.8

        During fiscal year 2004, the Group made scheduled principal repayments of € 66.2 million, offset by € 22.5 million of new drawings on the Group's line of credit with TWDC. In addition, in September 2004, Euro Disney Associés S.C.A. ("EDA") an indirect, wholly-owned affiliate of TWDC and one of the consolidated Financing Companies, was re-capitalised by TWDC resulting in the transfer of borrowings (€ 259.1 million) and accrued interest (€ 125.0 million) in the total amount of € 384.1 million to minority interests. The Company will acquire an 82% interest in EDA in connection with the Restructuring. See Item IX "Management Report on the Proposed Contribution of Assets and Related Amendments to the Company's By-laws".

        The Group's debt agreements include covenants with respect to its financing arrangements. These covenants include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial thresholds. The Group has received successive waivers of certain of these covenants for the fiscal year 2003 and 2004 reporting periods. The covenants are being renegotiated in connection with the Restructuring.

        Cash Flows and Liquidity

        As of September 30, 2004, cash and short-term investments totalled € 131.4 million (including € 49.1 million of cash and short-term investments held by the Financing Companies that were consolidated as of the beginning of fiscal year 2004). As presented in the Group's Consolidated Statements of Cash Flows, cash and cash equivalents increased by € 36.7 million from the pro-forma prior year to € 131.3 million as of September 30, 2004. Specifically, this increase in cash and cash equivalents resulted from:

• Cash Flows from Operating Activities	€ 124.6 million
• Cash Flows used in Investing Activities	€ (28.8) million
• Cash Flows used in Financing Activities	€ (59.1) million

        Cash flows from operating activities remained stable compared to the pro-forma prior year, reflecting the impact of lower net income, which was offset by favourable changes in working capital items (principally relating to payables, including royalties and management fees, which did not result in cash payments).

        Cash flows used in investing activities totalled € 28.8 million reflecting € 28.6 million of capital investment expenditures. Capital investment expenditures related primarily to the projects discussed above under "Capital Investment".

        Cash flows used in financing activities totalled € 59.1 million reflecting debt repayments of € 66.2 million, payments totalling € 15.4 million to increase the debt security deposit and fund expenditures relating to the Restructuring, partially offset by € 22.5 million of additional drawings under the Group's € 167.7 million line of credit with TWDC, thereby bringing the outstanding balance of the credit line as of September 30, 2004 to € 125.0 million.

        Based upon available cash and short-term investments and the additional resources made available in accordance with transition measures of the Restructuring, including a new line of credit from TWDC in the amount of € 150.0 million, management believes the Group will have in the normal course of business the resources necessary to meet funding requirements arising until the Restructuring is fully implemented, which is scheduled to occur no later than March 31, 2005. Absent implementation of the Restructuring or an alternative agreement with the lenders and TWDC within the 30-day period after March 31, 2005, management believes the Group would be unable to meet all of its debt obligations.

        Equity

        Shareholders' equity decreased to a deficit of € 59.9 million at September 30, 2004, compared to positive shareholders' equity of € 1,084.4 million as reported at September 30, 2003, reflecting the net loss for fiscal year 2004 of € 145.2 million and the € 1,151.6 million cumulative effect of a change in accounting principles related to the consolidation of the Financing Companies partially offset by the

        € 152.2 million impact of the issuance of 26.7 million of new shares upon the maturity of the ORAs in July 2004.

        As of September 30, 2004, TWDC, through indirect wholly-owned subsidiaries, held 40.6% of the Company's shares and approximately 15.9% of the Company's shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family. No other shareholder has indicated to the Group that it holds more than 5% of the share capital of the Company. No dividend allocation is proposed with respect to fiscal year 2004, and no dividends were paid with respect to fiscal years 2003, 2002 and 2001.

        Market Risk and Financial Instruments

        The Group is exposed to the impact of interest and foreign currency exchange rate changes. In the normal course of business, the Group employs established policies and procedures to manage its exposure to changes in interest and foreign currency exchange rates using primarily swaps and forward rate agreements. It is the Group's policy to enter into interest and foreign currency rate transactions only to the extent considered necessary to meet its objectives. The Group does not enter into interest and foreign currency rate transactions for speculative purposes.

        The Group has significant variable rate debt. With respect to these interest rate sensitive obligations, a hypothetical 10% increase in interest rates, as of September 30, 2004 and 2003, would have a € 1.0 million and € 0.4 million, respectively, unfavourable impact on near-term annual cash flows. This amount excludes the positive cash flow impact such a change in interest rates would have on short-term investment income.

        The Group's exposure to foreign currency risk arises primarily from British pound denominated sales and U.S. dollar denominated purchases. The Group primarily utilises foreign exchange forward contracts to hedge these expenditures. With respect to these foreign exchange rate sensitive instruments, a hypothetical 10% adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2004 and 2003 would result in a € 1.1 million and € 6.9 million decrease in their market value, respectively. No amount of this decrease would impact earnings since the loss on these instruments would be offset by an equal gain on the underlying exposure being hedged.

        Management Compensation and Corporate Positions and Directorships Held

        See Item XIV "Mandates of the Members of Supervisory Board", which is incorporated herein by reference.

        RESTRUCTURING, DEVELOPMENT STRATEGY AND OUTLOOK

        Restructuring

        The Restructuring is an important step to the restoration of the Group's liquidity, a condition necessary to permit the Group to pursue its development strategy, outlined below. Once implemented, the Restructuring will:

        –
        provide the Group with new cash resources, with a new € 150.0 million credit line from TWDC (which will be reduced to € 100 million after September 30, 2009) and a share capital increase with gross proceeds of at least € 250.0 million (before deducting underwriting commissions and other costs);

        –
        convert the Group's existing credit line with TWDC (under which € 110 million will be outstanding when the Restructuring is implemented) into subordinated long-term debt;

        –
        eliminate certain of the Group's cash payment obligations in respect of its borrowings, and defer certain of the Group's other cash payment obligations in respect of its borrowings and royalty and management fee obligations, partially on an unconditional basis and partially on a conditional basis (based on the Group's EBITDA, adjusted for certain items), allowing the Group to reduce the impact of business cycles on its cash obligations;

        –
        increase the interest rate on approximately € 450 million of the Group's debt by approximately 2 percentage points per annum;

        –
        permit the Company to avoid paying €292.1 million (plus € 16 million of interest) to Euro Disney Associés S.C.A. ("EDA"), a TWDC affiliate, to exercise the Company's option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company's assets and liabilities to EDA (TWDC will indirectly hold the remaining 18% of EDA); and

        –
        allow the Group to implement a € 240.0 million investment plan and to increase annual expenditure on the maintenance and improvement of the existing asset base.

        The Restructuring (including its cash impact) is described in more detail in Item IX "Management Report on the Proposed Contribution of Assets and Related Amendments to the Company's By-laws", of which the introduction and chapter I are incorporated herein by reference.

        Development Strategy

        By reaching agreement on the Restructuring, the Group has the opportunity to pursue a strategy designed to attract new theme park visitors and hotel guests, and to increase repeat visitation by enhancing guest satisfaction and value perception. Coupled with what management hopes will be a strong rebound in the short break and theme park markets in Europe, the Group believes that its development strategy has the potential to increase its revenues and improve its financial performance.

        The Group has designed its development strategy to take advantage of what management believes are significant opportunities to attract and retain visitors. The Group's market research shows that guest satisfaction levels at the theme parks are very high – in recent surveys, guests indicating that they were "completely satisfied" or "very satisfied" represented over 80% of the guests surveyed at the Disneyland Park, and over 70% at the Walt Disney Studios Park (a differential consistent with second parks in other Disney resorts). Market research also indicates that there are substantial numbers of European families that have never visited the Resort, but have indicated that they might like to do so in the future.

        The Group's strategy to take advantage of this opportunity includes the construction of three major new attractions scheduled to open in fiscal years 2006, 2007 and 2008, and the enhancement of existing attractions and the magical atmosphere of the theme parks. The enhancements will include significant short-term improvements designed to attract new visitors while the new attractions are being constructed, most prominently the upgrade and relaunch of Space Mountain in fiscal year 2005. The principal elements of the Group's development strategy are the following:

        •
        Revitalise the Disneyland Park Experience.

        With the increase in ongoing capital expenditure authorisation provided by the Restructuring, the Group will reinvigorate its long-standing policy of continually upgrading Disneyland Park, starting with the fiscal year 2005 upgrade and relaunch of Space Mountain, creating a completely new experience in order to provide its visitors with a new twist on this already popular roller coaster ride. The Group also plans to introduce new children's attractions to further penetrate its core market. In addition to these major attractions, the Group will continue its ongoing efforts to enhance guest satisfaction, focusing on overall quality and waiting times, improved food and beverage experience and increased merchandising innovation.

        •
        Enhance the Walt Disney Studios Park Experience.

        The Group intends to increase the appeal of the Walt Disney Studios Park to young children and their families. This will make the park more attractive to the Group's core customer base and should encourage more visitors to take advantage of the "Park Hopper" ticket. The Group also plans to construct certain of the major new attractions at Walt Disney Studios Park, enhancing the overall attractiveness of the park.

        •
        Expand Seasonal Events and Popular Shows.

        Although the Group's business is seasonal, the Group has successfully employed a strategy to reduce the impact of seasonality through the staging of special promotional events in the off-peak season. The Group intends to add to its popular Halloween and Christmas events with new seasonal features that will include a "Magic Unlimited" season in January (allowing repeat rides without waiting in line), a Kids Carnival season and an Easter season. The Group also intends to continue the Legend of the Lion King show, which proved to be highly popular when it was introduced in June 2004.

        The Group intends to capitalize on major events with promotional campaigns designed to maximize the number of visitors. For example, in fiscal year 2005, the Group will implement a promotional campaign around the re-launch of Space Mountain, expected to occur in the spring at the beginning of the high season. The Group plans to mark the 50th anniversary of the original Disneyland in California with a fireworks celebration during the summer of 2005.

        •
        Focus on Disney Hotel Differentiation.

        The Group intends to focus visitors on the attractiveness of its own on-site hotels in order to meet the short-term challenges presented by the opening of the new on-site hotels operated by third-parties in fiscal years 2003 and 2004. Its marketing effort will highlight the proximity of its hotels to the theme parks and special attractions such as character breakfasts. In addition, the Group has determined that the prospective balance between the theme park and hotel price components of its travel packages shall give more weight to the ticket prices, and it intends to modify its policy to achieve a better competitive equilibrium and to improve the attractiveness of the Disney hotels in packages booked through tour operators.

        •
        Focus Sales and Marketing on First-Time Visitors and New Channels.

        The Group will implement sales and marketing efforts designed specifically to encourage attendance by the first-time visitor, taking advantage of the large untapped population base in Europe discussed above. The marketing effort will include a new communication strategy that will familiarize European visitors with the theme park experience, while differentiating the Disneyland Resort Paris experience. The Group also intends to take advantage of new distribution channels to attract both first-time visitors and repeat customers, by establishing relationships with low-cost airlines and internet travel sites, as well as developing "call to actions" to trigger bookings when marketable news is released (for example, the re-launch of Space Mountain).

        Outlook

        The Group believes that the implementation of its development strategy and the improved financial flexibility from the Restructuring give it a significant opportunity to improve its financial performance, in what will hopefully be a stronger European travel and tourism market.

        As a result of the Restructuring, the Group will benefit from a substantial improvement in its cash position. In addition, the Group's strategy to increase the number of visitors is intended to boost revenues, which should result in increased EBITDA margin in the medium term. At the same time, the combined effect of full royalties, management fees and interest expense (which will continue to accrue despite being partially deferred on a cash basis) and depreciation and amortisation resulting from the consolidation of the Financing Companies will continue to affect operating margin and net income. The Group anticipates that it will record net losses for at least the next several years.

        In fiscal year 2005, management is seeking to achieve attendance growth. It believes that its seasonal events and new opportunities, such as the re-launch of Space Mountain and a new fireworks show celebrating the 50th anniversary of Disneyland in California, provide an opportunity to increase attendance, although attendance in the first half of fiscal year 2005 might be somewhat adversely impacted by the closure of Space Mountain in order to perform the necessary improvements, currently planned from January to March of 2005. The Group hopes to improve occupancy at its hotels by capturing a larger share of total visitors. It expects that per guest spending at the theme parks will increase as a result of regular admission price increases and the re-balancing of hotel package pricing. The re-balancing, which will not affect the overall package pricing of visitors to the Group's hotels, will attribute more of package prices to theme park attendance and less to overnight stays at the hotels.

        The Group's targeted revenue growth in fiscal year 2005, if it is achieved, will be used partially to cover an anticipated increase in operating expenses resulting primarily from increased labour expenses due to an increase in the French minimum wage and reduction of subsidies related to the adoption of the 35-hour work week. The Group will also seek to control marketing and sales expenses in order to meet its objective of maintaining EBITDA margins at approximately the same level as in fiscal year 2004.

        The Group's development strategy will result in part of the Group's increased cash resources being devoted to increased capital expenditures and spending on major asset renovations. In fiscal year 2005, the Group expects to record a substantial increase in capital expenditures, which could total approximately € 130.0 million based on the Group's current budget (compared to € 29.3 million in fiscal year 2004). The increase will result mainly from the relaunch of Space Mountain, the initial phase of the construction of new attractions and planned improvements in the magical atmosphere of the theme parks. The Group anticipates significant, but somewhat lower, spending in fiscal years 2006 and 2007. Afterwards, capital expenditures will be focused mainly on continued enhancements at the theme parks and the hotels.

        The information, assumptions and estimates that the Group has used to determine its objectives are subject to change or modification due to economic, financial and competitive uncertainties. In particular, attendance could be affected by a number of factors, some of which are beyond the Group's control, including the state of the European travel and tourism industry (including the potential impact of increased oil prices), geopolitical considerations, factors affecting the French tourism market (such as weather conditions and the overall economy), the perceived attractiveness of the Resort compared to other travel destinations, and whether the Group is successful in implementing its Development Strategy and achieving the objectives of that strategy. Accordingly, the Group cannot give any assurance as to whether it will achieve the objectives described in this section, and it makes no commitment or undertaking to update or otherwise revise this information.

        Chessy, November 8, 2004

        Euro Disney S.A.S., Gérant
        André Lacroix, Chairman and Chief Executive Officer

Consolidated Financial Statements
of the Euro Disney Group

        CONSOLIDATED BALANCE SHEETS

			As-Reported
(€ in millions)	Notes	September 2004	September 2003	September 2002

FIXED ASSETS
Intangible assets		52.4	57.6	61.7
Tangible assets	3	2,343.9	928.0	1,004.3
Financial Assets	4	115.3	1,332.2	1,323.5
		2,511.6	2,317.8	2,389.5
OTHER ASSETS
Inventories	5	41.5	41.8	38.7
Accounts receivable: • Trade	6	72.7	76.9	100.6
• Other	7	59.8	45.9	70.7
Short-term investments	8	120.8	34.9	14.2
Cash		10.6	11.2	8.2
		305.4	210.7	232.4
DEFERRED CHARGES	9	59.6	55.1	86.7
Total Assets		2,876.6	2,583.6	2,708.6

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	10	10.8	802.5	804.9
Share premium	10	1,235.6	291.4	289.0
Retained earnings (Accumulated deficit)	10	(1,306.3)	(9.5)	150.9
		(59.9)	1,084.4	1,244.8
MINORITY INTERESTS	11	339.6	–	–
QUASI-EQUITY	12	–	152.8	152.8
PROVISIONS FOR RISKS AND CHARGES	13	98.2	120.1	35.5
BORROWINGS	14	2,052.8	867.5	821.3
CURRENT LIABILITIES
Payable to related companies	15	73.3	56.9	82.5
Accounts payable and accrued liabilities	16	284.3	214.3	277.0
		357.6	271.2	359.5
DEFERRED REVENUES	17	88.3	87.6	94.7
Total Shareholders' Equity and Liabilities		2,876.6	2,583.6	2,708.6

The accompanying footnotes are an integral part of these financial statements.

        CONSOLIDATED STATEMENTS OF INCOME

			As-Reported Fiscal Year
		Fiscal Year 2004
(€ in millions)	Notes		2003	2002

REVENUES	18	1,048.0	1,047.5	1,071.2
COSTS AND EXPENSES	19	(1,071.9)	(915.1)	(895.5)
INCOME (LOSS) BEFORE LEASE AND FINANCIAL CHARGES		(23.9)	132.4	175.7
LEASE AND NET FINANCIAL CHARGES
Lease rental expense	25	–	(193.8)	(188.8)
Financial income		2.8	49.0	59.1
Financial expense		(108.5)	(55.5)	(41.1)
		(105.7)	(200.3)	(170.8)
INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS		(129.6)	(67.9)	4.9
Exceptional income/(loss), net	20	(22.3)	11.9	(38.0)
Minority interests		6.7	–	–
Net Loss		(145.2)	(56.0)	(33.1)

Average number of common shares outstanding (in millions)	10	1,062	1,056	1,056
Loss per Share (in €)	2	(0.14)	(0.05)	(0.03)

The accompanying footnotes are an integral part of these financial statements.

        CONSOLIDATED STATEMENTS OF CASH FLOWS

			As-Reported Fiscal Year
		Fiscal Year 2004
(€ in millions)	Notes		2003	2002

NET LOSS		(145.2)	(56.0)	(33.1)
MINORITY INTERESTS	11	(6.7)	–	–
Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	19	146.8	65.6	64.0
Loan repayments received from Phase I Financing Companies		–	52.1	41.1
Other		24.2	(10.6)	0.9
Changes in:
Receivables		(2.7)	48.6	28.0
Inventories		0.3	(3.1)	(1.7)
Payables and other accrued liabilities		107.9	(8.5)	(50.5)
Cash Flows from Operating Activities		124.6	88.1	48.7

Proceeds from the sale of fixed assets		–	45.4	1.4
Capital expenditures for tangible and intangible assets	3	(28.6)	(72.9)	(262.5)
Increase in deferred charges, net		–	–	(10.5)
Other		(0.2)	(1.3)	1.9
Cash Flows used in Investing Activities		(28.8)	(28.8)	(269.7)

Proceeds from borrowings	14	22.5	40.0	63.3
Repayments of borrowings	14	(66.2)	(15.0)	(381.8)
(Increase)/Decrease in debt and other security deposits	4	(10.5)	(59.6)	12.4
Restructuring costs		(4.9)	–	–
Cash Flows used in Financing Activities		(59.1)	(34.6)	(306.1)

Change in cash and cash equivalents		36.7	24.7	(527.1)
Change in accounting principle(1)	2	48.6	–	–
Cash and cash equivalents, beginning of period		46.0	21.3	548.4
Cash and Cash Equivalents, end of period		131.3	46.0	21.3

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid		61.1	20.3	42.7
Lease rental expense paid, net		–	95.0	92.9
NON-CASH TRANSACTIONS:
Conversion of ORAs and OBSAs into equity	12	152.5	–	–
Transfer of EDA borrowings and accrued interest to minority interests	11	384.1	–	–

	September 2004	September 2003	September 2002

RECONCILIATION TO BALANCE SHEET:
Cash	10.6	11.2	8.2
Short-term investments	120.8	34.9	14.2
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	(0.1)	(1.1)
Cash and Cash Equivalents, end of period(2)	131.3	46.0	21.3

          (1)
          Represents cash and short-term investment of the consolidated Financing Companies as of September 30, 2003.
          (2)
          Includes € 49.1 million of cash and short-term investment of the consolidated Financial Companies as of September 30, 2004.

        The accompanying footnotes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

        1 DESCRIPTION OF THE BUSINESS AND THE FINANCIAL NEGOTIATIONS

        1-1 Description of the business

        Euro Disney S.C.A. (the "Company") and its subsidiaries (the "Legally Controlled Group") and consolidated financing companies (collectively, the "Group") commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 ("Opening Day"). The Group operates Disneyland Resort Paris, which includes two theme parks (collectively, the "Theme Parks"), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Group manages the real estate development and expansion of the related infrastructure of the approximately 2,000 hectares of land encompassing the Disneyland Resort Paris and surrounding areas.

        The Company, a publicly held French company, is 40.6% owned by EDL Holding Company, an indirect, wholly-owned subsidiary of The Walt Disney Company ("TWDC") and managed by Euro Disney S.A.S. (the Company's Gérant), an indirect, wholly-owned subsidiary of TWDC. The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC. Entities included in the fiscal year 2004 consolidated financial statements and their primary operating activities are as follows:

Company	% OF OWNERSHIP	PRIMARY OPERATING ACTIVITY
EURO DISNEY S.C.A.	Parent	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL HÔTELS S.C.A.	99.9	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities
EDL SERVICES S.A.S.	100.0	Management company of the Phase IB Financing Companies
EDL HÔTELS PARTICIPATIONS S.A.S	100.0	General Partner of EDL Hôtels S.C.A. and ED Resort Services S.A.S.
EURO DISNEY VACANCES S.A.S	100.0	Tour operator selling Disneyland Resort Paris holiday packages, principally to guests from Germany, Benelux, the United Kingdom and Italy
EURO DISNEY VACACIONES S.A.	99.9	Spanish subsidiary of Euro Disney Vacances S.A.S. (company currently inactive)
VAL D'EUROPE PROMOTION S.A.S.	100.0	Real estate developer
LES VILLAGES NATURE DE VAL D'EUROPE S.A.R.L.	50.0	Joint venture with Pierre &Vacances Group to establish a feasibility study
S.E.T.E.M.O. IMAGINEERING S.A.R.L.	100.0	Provides studies and supervision of construction for theme parks attractions
ED SPECTACLES S.A.R.L.	100.0	Operator of Buffalo Bill's Wild West Show
DÉBIT DE TABAC S.N.C.	100.0	Tobacco retailer at Disney Village
CONVERGENCE ACHATS S.A.R.L.	50.0	Joint venture created with Groupe Flo to negotiate food purchasing contracts
EURO DISNEY COMMANDITÉ S.A.S.	100.0	General Partner of Euro Disney Associés S.C.A.

ED RESORT SERVICES S.A.S.	100.0	Company currently inactive
ED FINANCES 1 S.N.C.	100.0	Company currently inactive
ED FINANCES 2 S.N.C.	100.0	Company currently inactive
ED FINANCES 3 S.N.C.	100.0	Company currently inactive
ED FINANCES 4 S.N.C.	100.0	Company currently inactive
EURO DISNEYLAND S.N.C.(1)	0.0	Financing company for Phase IA assets
EURO DISNEY ASSOCIÉS S.C.A.(1)(2)	0.0	Financing company for Phase IA assets and Additional Capacity Disneyland Park Assets
HOTEL NEW-YORK ASSOCIÉS S.N.C.(1)	0.0	Financing company for Phase IB Facilities
NEWPORT BAY CLUB ASSOCIÉS S.N.C.(1)	0.0	Financing company for Phase IB Facilities
SEQUOIA LODGE ASSOCIÉS S.N.C.(1)	0.0	Financing company for Phase IB Facilities
HOTEL CHEYENNE ASSOCIÉS S.N.C.(1)	0.0	Financing company for Phase IB Facilities
HOTEL SANTA FE ASSOCIÉS S.N.C. (1)	0.0	Financing company for Phase IB Facilities
CENTRE DE DIVERTISSEMENTS ASSOCIÉS S.N.C.(1)	0.0	Financing company for Phase IB Facilities
CENTRE DE CONGRÈS NEWPORT S.A.S.(1)	0.0	Financing company for Newport Bay Club Convention Centre assets

          (1)
          Effective October 1, 2003 these entities were consolidated as a result of the adoption of new accounting rules related to financing companies (See Note 2)
          (2)
          Formerly Euro Disneyland Associés S.N.C., was transformed into Euro Disneyland Associés S.C.A. on September 30, 2004.

        Upon to a change related to the US Accounting Regulation, the Company is now consolidated by TWDC, based in Burbank, California.

        1-2 Disneyland Resort Paris Financing

        The Legally Controlled Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

        Phase IA

        In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the "Phase IA Financing Company") for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company. In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements. Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to Euro Disney Associés S.C.A. ("EDA"), an indirect, wholly-owned affiliate of TWDC, which is in turn sub-leasing those assets to the Company. The Group has no ownership interest in the Phase IA Financing Company or EDA.

        Phase IB

        In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre (collectively, the "Phase IB Facilities"). Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the "Phase IB Financing Companies") and are being leased back to the operator, EDL Hôtels S.C.A. The Group has no ownership interest in the Phase IB Financing Companies.

        Hereafter, reference to the "Phase I S.N.C.s" includes the Phase IA Financing Company and the Phase IB Financing Companies.

        Additional Capacity Disneyland Park Assets

        In 1994, the Company entered into a sale/leaseback agreement with EDA for certain Disneyland Park assets which were constructed subsequent to Opening Day. Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA and are being leased back to the Company.

        Newport Bay Club Convention Centre

        In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel. Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold as they were constructed by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

        Hereafter, reference to the "Financing Companies" includes the Phase IA Financing Company, the Phase IB Financing Companies, EDA and Centre de Congrès Newport S.A.S.

        1-3 Financial Restructuring

        In September 2004, the Group reached final agreement with its lenders and The Walt Disney Company on a comprehensive restructuring of the Group's financial situation (the "Restructuring"). The Restructuring, which is subject to certain conditions described below, will allow the Group to restore liquidity and to obtain capital to further grow and develop its activities.

        The Group began negotiating the Restructuring in light of reduced revenues and increased losses that it incurred beginning in fiscal year 2003. The reduction in revenues was primarily the result of a prolonged downturn in European travel and tourism, combined with challenging general economic and geopolitical conditions in key markets. While this was partially offset by the impact of the opening of Walt Disney Studios Park, the number of visitors and revenues from the new park were below expectations. The increased losses were a result of reduced revenues, as well as higher operating costs due to the opening of Walt Disney Studios Park and higher marketing and sales expenses.

        As a result of this situation, the Company determined that it would not be in compliance with certain financial covenants contained in its credit agreements and that in the absence of a new Restructuring, it would not be able to restore compliance in the near term, or to meet certain of its financial obligations. At the time it began negotiations with its lenders, it obtained limited waivers of covenant violations and certain security deposit obligations, which were successively renewed as the negotiations progressed. The Company also determined that, absent a Restructuring, it would not have the financial resources or the authority under its credit agreements to invest in new attractions and improvements at the Resort.

        The principal features of the Restructuring are the following:

        –
        The Company will conduct a share capital increase of at least € 250 million, before deduction of equity issuance costs, to be partially, directly or indirectly, subscribed by TWDC, with the remainder to be underwritten by a group of banks, subject to certain conditions.

        –
        The Company will have access to additional financial resources under a new € 150 million credit line to be granted by TWDC.

        –
        The Group's debt service obligations will be deferred partially on an unconditional basis and partially on a conditional basis, and its obligation to maintain security deposits will be eliminated (with its existing security deposit used to prepay debt), in exchange for which the Company will pay an increased interest rate on some of its debt.

        –
        A portion of the management fees and royalties payable to affiliates of TWDC will be deferred, partially on an unconditional basis (€ 125 million) and partially on a conditional basis (€ 200 million), with the conditional portion depending on the Company's financial performance.

        –
        The Company will avoid making payments in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA, to exercise its option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company's assets and liabilities (TWDC will indirectly hold the remaining 18% of EDA).

        –
        The Group will have the authorisation to implement a € 240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

        The Restructuring agreement (the "Memorandum of Agreement") is subject to definitive documentation, pending which the waiver of certain covenant violations under the Company's credit agreements has been extended to December 1, 2004. The Restructuring is subject to, and certain portions of the Restructuring will become effective upon, the completion of the share capital increase and the legal Restructuring described above, no later than March 31, 2005. If those transactions do not occur by March 31, 2005, the parties will have 30 days to negotiate a new arrangement. If the negotiations do not succeed, most of the provisions of the Memorandum of Agreement will become null and void and management believes the Group would be unable to meet all of its debt obligations.

        Once effective (i.e., no longer subject to conditions), the Restructuring will provide significant liquidity, protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions. Additionally, the Restructuring's effect on the Group's balance sheet will be increased cash and shareholders' equity resulting from the share capital increase. Prospectively, the Group's statement of income will be affected by the interest impact of debt and royalties and management fees deferrals and increased cash, as well as a larger minority interest. Increased minority interest will reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the contribution of most of the Company's assets and liabilities.

        2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Preparation

        The Group's consolidated financial statements are prepared in conformity with French accounting rules and regulations in accordance with the Règlements no 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board). Such principles have been consistently applied in relation to those used in the preparation of the consolidated financial statements for the fiscal year ended September 30, 2004, 2003 and 2002, except with respect to the changes in accounting principles described below, which affect the comparability of the years reported.

        The Group, in preparing the consolidated financial statements has used the going-concern assumption based on management's belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

        Accounting Changes

        Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by Article 133 of the Financial Security Law (Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group. Under these new rules, the Financing Companies, from which the Company leases a substantial portion of its operating assets, have been included in the Group's consolidated accounts. In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Group's receivables from the Financing Companies have been eliminated in consolidation and shareholders' equity has been reduced. The reduction in the consolidated shareholders' equity primarily reflects past depreciation charges related to the operating assets owned by the Financing Companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs reported in the income statement, resulting in increased operating expenses and depreciation and reduced lease rental expense.

        The new accounting standard relating to liabilities (Règlement CRC no 2000-06 dated December 7, 2000) became effective October 1, 2002. As a result, the Group adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures. Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations. The retroactive impact of this change was recorded as a charge to equity on October 1, 2002 in the amount of € 104.4 million. As a result of this change, fiscal year 2003 operating expenses increased by € 11.8 million, reflecting a € 20.0 million increase in the provision for major renovations, offset by reduced amortisation expenses of € 8.2 million related to renovation expenditures deferred in the past but which were charged against retained earnings.

        To enhance comparability, the Group has provided in Note 29 financial information on a pro-forma basis in addition to its as-reported results. The pro-forma information has been prepared assuming that the changes in accounting principles described above were in effect during all of fiscal years presented.

        Principles of Consolidation and Use of Estimates

        All significant intercompany accounts and transactions have been eliminated. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts presented in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates. Certain reclassifications to the 2003 and 2002 comparative amounts have been made to conform to the 2004 presentation.

        Revenue Recognition

        The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow. The Group records revenues for the Resort Segment as the related service is provided to guests. In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognised pro-rata over the term of the contracts. In the Real Estate Development Segment, revenue is recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognised when the service is rendered.

        Leased Assets

        The Group leases a significant portion of its operating assets from special purpose Finance Companies. Until the required implementation of the accounting change described above, pursuant to options available under French accounting principles, the Group accounted for these transactions as operating leases in the statement of income on the line Lease Rental Expense. Effective as of October 1, 2003, the Financing Companies were consolidated into the financial statements of the Group. All other leasing contracts are reported as operating expenses using operating lease accounting.

        Fixed Assets

        Intangible assets consist of software costs, licensee rights and film production costs for theme park attractions and are carried at cost. Amortisation is computed on the straight-line method over periods ranging from two to twenty years. Tangible assets are carried at cost. Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives

Secondary infrastructure	40 years
Buildings	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

        Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate on the Group's borrowings. Projects under development are capitalised at the point technical and economic feasibility has been established.

        Inventories

        Inventories are stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

        Income Taxes

        The Group files a consolidated tax return. The Group provides for deferred income taxes on temporary differences between financial and tax reporting. The Group uses the liability method under which deferred taxes are calculated applying currently enacted tax rates expected to be in effect when the temporary differences will reverse.

        Debt Issue Costs

        Costs of the issuance of debt are capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro-rata amount of the unamortised issue costs is expensed and included as part of the gain or loss resulting from the transaction.

        Pension and Retirement Benefits

        Contributions to state funded retirement plans and the Group's supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans. Retirement indemnities paid under the Group's collective bargaining agreement are expensed as paid. The future commitment with respect to these indemnities is disclosed in Note 26.

        Risk Management Contracts

        In the normal course of business, the Group employs a variety of off-balance sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward and option contracts. The Group designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Group recognises the gain or loss on the designated hedging financial instruments. The Group accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortised over the remaining original term of the instruments. Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

        Foreign Currency Transactions

        Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date. Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date. Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are deferred as translation adjustments. Provision is made for all unrealised exchange losses to the extent not hedged.

        Operating Subsidies

        Operating subsidies are recorded as operating income at the point the amount is contractually due and definitive.

        Earnings per Share and Diluted Earnings per Share

        Earnings per share and diluted earnings per share of common stock are computed on the basis of the weighted average number of shares outstanding during the fiscal year. Diluted earnings per share excludes all potential shares that could be created by outstanding instruments to issue future shares of common stock as their effect on the calculation is anti-dilutive.

        Statement of Cash Flows

        The statement of cash flows measures changes in cash and cash equivalents. Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. Short-term investments are stated at the lower of cost or market value.

        Recent Accounting Pronouncements

        The Group will be required to prepare its consolidated financial statements under International Financial Reporting Standards ("IFRS") beginning in fiscal year 2006. The Group plans to carry out a detailed impact assessment in First Half 2005 to identify:

        •
        The differences between the Group's current accounting and disclosure policies and IFRS,

        •
        The changes to information systems that will be required to produce the required information,

        •
        The data required to produce the opening IFRS balance sheet as of October 1, 2004.

        3 TANGIBLE ASSETS

			Fiscal Year 2004
	As-Reported September 2003	Consolidate Financing Companies
(€ in millions)			Additions	Deductions	Transfers Adjustments	September 2004

Land and secondary infrastructure	345.9	201.8	–	–	0.7	548.4
Buildings and attractions	715.7	2,242.6	–	(18.4)	6.6	2,946.5
Furniture, fixtures and equipment	221.2	373.9	0.9	(0.6)	16.1	611.5
Construction in progress	22.0	–	27.6	–	(25.9)	23.7
Subtotal	1,304.8	2,818.3	28.5	(19.0)	(2.5)	4,130.1

Accumulated depreciation	(376.8)	(1,285.3)	(133.8)	9.7	–	(1,786.2)
	928.0	1,533.0	(105.3)	(9.3)	(2.5)	2,343.9

        Fixed assets with a net book value of € 1,737.8 million at September 30, 2004, are either mortgaged or pledged as security under loan agreements including substantially all the operating assets of the Group except Walt Disney Studios Park. In fiscal years 2004 and 2003, there was no interest capitalised on assets construction.

        4 FINANCIAL ASSETS

			Fiscal Year 2004
	As-Reported September 2003	Consolidate Financing Companies
					September 2004
(€ in millions)			Additions	Deductions

Phase IA Financing Company loan receivable (a)	886.4	(886.4)	–	–	–
Phase IB Financing Companies loans receivable (b)	346.6	(346.6)	–	–	–
Other (c)	99.2	5.2	10.9	–	115.3
	1,332.2	(1,227.8)	10.9	–	115.3

        (a) Phase IA Financing Company loan receivable

        Pursuant to the original Disneyland Park financing agreements and the 1994 financial restructuring, the Company provided a long-term subordinated loan of € 1,010.1 million to the Phase IA Financing Company. The loan bears interest at EURIBOR. However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance was temporarily reduced and returned to the contractual rate beginning in fiscal year 2004. In addition, effective October 1, 1999, the Phase IA Financing Company and the Company agreed to certain modifications of the terms of the loan, including an acceleration of the principal repayment schedule and a modification of the contractual interest rate. Under the revised terms, the applicable rate is EURIBOR plus a variable margin. Accordingly, the effective rates on the loan for fiscal years 2004 and 2003 were 2.95% and 3.37%, respectively. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2013. Principal repayments in fiscal years 2004 and 2003 were € 52.3 million and € 40.5 million, respectively. Scheduled principal repayments in fiscal year 2005 are € 58.3 million. Under the new lease structure established in 1994 (see Notes 1-2 and 25-1), this long-term subordinated loan is pledged as security. Upon the Restructuring becoming effective, the timing of cash receipts from the Phase 1A Financing Company loan receivable will be affected by the change in the timing of the Company's debt service payments to EDA and the Phase 1A Financing Company. Due to the change in accounting principle discussed in Note 2 above, the Phase IA Financing Company loan receivable is now eliminated upon consolidation of the Financing Companies.

        (b) Phase IB Financing Companies loans receivable

        Pursuant to the original Phase IB financing agreements and the 1994 financial restructuring, EDL Hôtels S.C.A. provided long-term subordinated loans of € 390.4 million to the Phase IB Financing Companies. The loans bear interest at a fixed rate of 6%. However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance was temporarily reduced to 4% and returned, beginning in fiscal year 2004, to the contractual rate. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2016. Principal repayments in fiscal years 2004 and 2003 were € 14.8 million and € 11.6 million, respectively. Scheduled principal repayments in fiscal year 2005 are € 16.5 million. Upon the Restructuring becoming effective, the timing of cash receipts from the Phase 1B Financing Companies loans receivable will be affected by the change in the timing of the Control Group's debt service payments to the Phase IB Financing Companies. Due to the change in accounting principle discussed in Note 2 above, the Phase IB Financing Companies loans receivable are now eliminated upon consolidation of the Financing Companies.

        (c) Other

        Other consists primarily of € 100.6 million and € 90.1 million of long-term bank guarantee deposits as of September 30, 2004 and 2003. In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Group is required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt pursuant to the financing agreements has been paid and other obligations by both the lenders and the Group have been satisfied. The agreement requires the security deposits to be recalculated each quarter as the greater of certain amounts, including the debt service for the next six months or half debt service for the following twelve months. Effective November 3, 2003, the lenders agreed to reduce the debt security deposit for the first two quarters of fiscal year 2004 to a fixed amount of € 60.0 million, which was later increased on April 20, 2004 to € 100 million. Once the terms of the Restructuring become effective, the security deposit will be applied to outstanding debt principal of the Group's senior debt, and the Group will no longer be required to maintain these debt security deposits. For additional information on the Restructuring see Note 1-3.

        5 INVENTORIES

        Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of € 3.9 million and € 2.5 million at September 30, 2004 and 2003, respectively.

        6 TRADE ACCOUNTS RECEIVABLE

        Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and other amenities) as well as billings for participant fees. As of September 30, 2004 and 2003, the reserve for potentially uncollectible accounts was € 2.0 million and € 2.2 million, respectively. As of September 30, 2004 and 2003, trade receivables included long-term receivables amounting to € 2.2 million and € 3.6 million, respectively.

        7 OTHER ACCOUNTS RECEIVABLE

(€ in millions)	As-Reported September 2003	Consolidate Financing Companies	Fiscal Year 2004 Change	September 2004

VAT	27.7	4.8	5.5	38.0
Other	18.2	2.3	1.3	21.8
	45.9	7.1	6.8	59.8

        Other includes advance payments to vendors and miscellaneous non-trade receivables. All amounts are due within one year.

        8 CASH AND SHORT-TERM INVESTMENTS

        The Group's September 30, 2004 and 2003 cash and short-term investments include € 49.1 million and € 48.6 million, respectively, of cash and short-term investments of the consolidated Financing Companies, which are not available to the Legally Controlled Group for operational uses.

        Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2004 and 2003.

        9 DEFERRED CHARGES

			Fiscal Year 2004
	As-Reported September 2003	Consolidate Financing Companies
					September 2004
(€ in millions)			Additions	Deductions

Financial contributions to public infrastructure (a)	51.9	–	–	(4.3)	47.6
Other (b)	3.2	8.5	2.8	(2.5)	12.0
	55.1	8.5	2.8	(6.8)	59.6

        (a) Financial contributions to public infrastructure

        Financial contributions to public infrastructure consist primarily of a payment of € 34.3 million made by the Group to the S.N.C.F. (Société Nationale des Chemins de Fer Français) , the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994). Remaining amounts relate to various financial contributions paid or payable by the Group for the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems. These amounts are being amortised over a period of twenty years. Contributions to public infrastructure are stated net of accumulated amortisation of € 37.6 million and € 33.3 million at September 30, 2004 and 2003, respectively.

        (b) Other

        The balance as of September 30, 2003, other primarily includes deferred debt issuance costs that are amortised to interest expense over the term of the related loan. Fiscal year 2004 additions represent deferred equity issuance costs that will be offset against the share premium generated by the proceeds of the share capital increase contemplated in the Restructuring (see Note 1-3).

        10 SHAREHOLDERS' EQUITY (DEFICIT)

		(€ in millions)
	Number of Shares (in thousands)	Share Capital	Share Premium	Retained Earnings/ (Deficit)

Balance at September 30, 2002	1,055,938	804.9	289.0	150.9

Change in nominal value per share	–	(2.4)	2.4	–
Cumulative effect of change in accounting principle (Note 2)	–	–	–	(104.4)
Net loss				(56.0)
Balance at September 30, 2003	1,055,938	802.5	291.4	(9.5)

Cumulative effect of change in accounting principle (Note 2)	–	–	–	(1,151.6)
Reduction of nominal value per share	–	(792.0)	792.0	–
Conversion of ORAs and warrants	26,742	0.3	152.2	–
Net loss	–	–	–	(145.2)
Balance at September 30, 2004	1,082,680	10.8	1,235.6	(1,306.3)

        •
        Number of shares

        The number of shares above represent the Company's issued, outstanding and fully paid shares, at the respective dates.

        •
        Share capital and share premium

        The Company's existing share capital as of September 30, 2002 was rounded from a nominal amount per share of € 0.7622451.... to a nominal amount per share of € 0.76 which resulted in a transfer of € 2.4 million to share premium from share capital in accordance with Resolution 12 of the Combined General Shareholder's Meeting held on May 5, 2003.

        In accordance with Resolution 7 of the Combined General Shareholder's Meeting held on March 25, 2004, the Company's share capital was decreased in an amount of € 792 million by reducing from € 0.76 to € 0.01 the nominal value of each of the shares existing on the effective date of July 9, 2004.

        The Company issued 26,725,580 new shares upon the maturity and conversion of the ORAs on July 11, 2004 (see Note 12) and 16,988 new shares upon exercise of 47,826 warrants.

        •
        Retained earnings/(deficit)

        At September 30, 2004 and 2003, the Company's retained earnings included a legal reserve of € 16.9 million, which is not available for distribution.

        Effective as of October 1, 2002 (the first day of fiscal year 2003) the Group adopted new accounting rules for major fixed asset renovation expenditures. As of October 1, 2003 (the first day of fiscal year 2004), the Group implemented mandatory new accounting rules concerning the consolidation of special purpose finance companies. The retroactive earnings impact of these changes was recorded as an adjustment to retained earnings (see Note 2).

        Warrants

        As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company's common stock at a price of € 6.10 for every three warrants held. The warrants had a term of ten years and expired in July 2004.

        11 MINORITY INTERESTS

        Effective October 1, 2003, the change in accounting principle described in Note 2, required the consolidation of the Financing Companies into the financial statements of the Group. Minority interests represent the portion of the consolidated Financing Companies equity for which the Legally Controlled Group has no rights or obligations:

			Fiscal Year 2004
	As-Reported September 2003	Consolidate Financing Companies
(€ in millions)			Net Result Allocation	Other	September 2004

EDA (a)	–	(83.3)	(6.8)	384.8	294.7
Centre de Congrès Newport S.A.S. (b)	–	7.7	0.1	–	7.8
Phase I Financing Companies (c)	–	34.3	–	2.8	37.1
	–	(41.3)	(6.7)	387.6	339.6

        (a) EDA

        As a result of the consolidation of EDA, a wholly-owned affiliate of TWDC, a minority interest balance of € 83.3 million was recorded by the Group representing the portion of EDA's net accumulated losses for which the Legally Controlled Group had no obligations. In order to enable the Restructuring and notably the legal reorganisation disclosed in Note 1-3, effective September 30, 2004, EDA was recapitalised by its partners who received an equity interest in the amount of € 384.1 million in EDA as reimbursement for loans and accrued interest due to them as of this date. Other also includes € 0.7 million of variable Phase I lease payments that are legally for the benefit of the partners of EDA and are therefore reflected in operating expenses. EDA remains consolidated by the Group as of September 30, 2004.

        (b) Centre de Congrès Newport S.A.S.

        As a result of the consolidation of this entity, a wholly-owned affiliate of TWDC, a minority interest balance of € 7.8 million was recorded by the Group representing Centre de Congrès Newport S.A.S.'s share capital and the portion of its net accumulated losses for which the Legally Controlled Group had no rights or obligations.

        (c) Phase I Financing Companies

        Minority interests represents the share capital and variable Phase I lease payments that are legally for the benefit of the partners of the Phase IA Financing Company and are therefore reflected in operating expenses.

        12 QUASI-EQUITY

        As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares ("ORAs") with a nominal value per bond of € 60.98, a coupon rate of 1% per annum and a ten-year term. The ORAs matured on July 11, 2004 and were redeemed by the issuance of 26.7 million shares of the Company's common stock.

        13 PROVISIONS FOR RISKS AND CHARGES

			Fiscal year 2004
		Consolidate financing companies
	As-Reported September 2003				September 2004
(€ in millions)			Additions	Reversals

Provisions for major fixed asset renovations (a)	85.6	–	27.6	(25.4)	87.8
Other provisions (b)	34.5	–	5.4	(29.5)	10.4
	120.1	–	33.0	(54.9)	98.2

        (a) Provision for major fixed asset renovations

        Fiscal year 2004 additions represent the adjustment of the provision based upon estimated future renovation expenditures as of September 30, 2004. Fiscal year 2004 reversals represented the cost of major fixed asset renovations completed during the fiscal year.

        (b) Other provisions

        At September 30, 2003, provisions for risks and charges primarily included provisions for various charges, claims and litigation, including € 22.5 million for a guarantee to the Department of Seine-et-Marne. During fiscal year 2004, the negotiations concerning the payment of the guarantee were finalised, with the Group agreeing to pay the amount over a ten-year period in eight instalments the first of which is due in fiscal year 2007. As a result, the provision has been reversed and the liability recorded in the caption Accounts Payable and Other Liabilities. There were no other individually material additions or reversals during the year.

        14 BORROWINGS

		September 2004					September 2004
		Borrowings					Interest rate swaps
	Stated interest rate(1)				Pro Forma Sept 2003(3)				Effective interest rate(5)
(€ in millions)		Lease(2)	Direct	Total		Variance	Pay fixed(4)	Maturities

CDC Senior Loans (a)	5.15%	86.9	40.6	127.5	127.5	–	–	–	5.15%
CDC Subordinated Loans (a)	5.15%	274.4	509.4	783.8	783.8	–	–	–	5.15%
Credit Facility – Phase IA (b)	2.99%	234.7	105.4	340.1	377.8	(37.7)	–	–	2.99%
Credit Facility – Phase IB (c)	3.15%	128.1	22.4	150.5	163.5	(13.0)	60.0	2005	3.89%
Partner Advances – Phase IA (d)	3.00%	304.9	–	304.9	304.9	–	–	–	3.00%
Partner Advances – Phase IB (e)	3.05%	96.9	–	96.9	96.9	–	–	–	3.05%
TWDC Loans (f)	2.35%	17.3	–	17.3	276.4	(259.1)	–	–	2.35%
TWDC Line of Credit (g)	2.39%	–	125.0	125.0	102.5	22.5	–	–	2.39%
Other loans	–	–	–	–	15.5	(15.5)	–	–	–
Sub-total	3.98%	1,143.2	802.8	1,946.0	2,248.8	(302.8)	60.0		4.04%

Accrued Interest		20.0	86.8	106.8	199.6	(92.8)
Total Borrowings		1,163.2	889.6	2,052.8	2,448.4	(395.6)

          (1)
          The stated interest rate represents the weighted average interest rate for each borrowing. For variable rate borrowings, interest rates are based upon the rates as of September 30, 2004, plus the applicable margin. These rates are not necessarily an indication of future interest rates.
          (2)
          Represents the borrowings of the consolidated Financing Companies.
          (3)
          Represents the borrowings balance on a pro-forma basis as if the Group had consolidated the Financing Companies at that date. These debt balances underly the Group's contractual lease commitments.
          (4)
          Amounts represent notional values of interest rate swaps.
          (5)
          The effective interest rate reflects the impact of interest rate swaps on the stated interest rate as of September 30, 2004.

        (a) Caisse des Dépôts et Consignations ("CDC") loans

        The Group has € 911.3 million of senior and subordinated loans outstanding to the CDC, which includes € 530.2 million under the Phase I Loans and € 381.1 million under the Walt Disney Studios Park Loans.

        Under the CDC Phase I Loan agreements, the CDC granted the Company and the Phase IA Financing Company € 127.5 million senior debt and € 402.7 million subordinated debt. The senior debt is secured by the Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is unsecured. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15%, defer principal repayments and extend the final maturity date from fiscal year 2015 to fiscal year 2024. At September 30, 2004 and 2003, accrued interest related to these loans was € 25.0 million. Once effective, the Restructuring will result in the deferral of principal payments falling in 2004 through 2016 under the Phase I Loans by 3.5 years. Additionally, the interest rate on € 48.3 million of principal will be increased by two percentage points.

        Under the Walt Disney Studios Park Loans, on September 30, 1999, the CDC granted the Company € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park. The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively, and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 200 basis points (4.15% as of September 30, 2004) or 5.15%, whichever is greater. The timing of interest payments depends on the amount of the Company's surpluses in cash and short-term investments at each scheduled annual repayment date. The annual interest payments due as of December 31, 2001, 2002 and 2003 in the total amount of € 57.9 million (including interest on the deferred interest) have been deferred in accordance with the provisions of the loans. At September 30, 2004 and 2003, accrued interest related to these loans was € 73.4 million and

        € 51.1 million, respectively, including the above described deferral. Once effective, the Restructuring will result in the deferred interest payments for December 31, 2001, 2002 and 2003 of € 57.9 million to be converted into subordinated long-term debt, not payable until the repayment of the credit facilities and partners advances of the Phase I S.N.C.'s and the CDC Senior Loans.

        (b) Credit Facility – Phase IA

        Pursuant to credit agreements with a syndicate of international banks, the Company and the Phase IA Financing Company originally borrowed € 972.6 million (€ 504.0 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. Principal repayments commenced in fiscal year 2000 with final repayment scheduled in fiscal year 2009. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2004 the interest rate applicable to these loans was EURIBOR plus an average of 0.84% (2.99% as of September 30, 2004). Once effective, the Restructuring will result in the deferral of principal payments by 3.5 years with final maturity being no later than May 31, 2012. Additionally, the stated interest rate on the loans will be increased to three percentage points over EURIBOR.

        (c) Credit Facility – Phase IB

        Pursuant to the credit agreements with a syndicate of international banks, EDL Hôtels S.C.A. and the Phase IB Financing Companies borrowed € 410.1 million (€ 210.3 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are secured by the Phase IB Facilities. Regular principal repayments commenced in fiscal year 1998 with final repayment scheduled in fiscal year 2012. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2004 the interest rate applicable to these loans was EURIBOR plus 1% (3.15% as of September 30, 2004). Once effective, the Restructuring will result in the deferral of principal payments by 3.5 years with final maturity being no later than November 5, 2012. Additionally, the stated interest rate on the loans will be increased to three percentage points over EURIBOR.

        (d) Partner Advances – Phase IA

        Pursuant to loan agreements, the Phase IA Financing Company borrowed € 304.9 million from the partners of the Phase IA Financing Company at a fixed rate of 3%. These advances are unsecured and subordinated to the CDC Phase I Loans and the Credit Facility – Phase IA. Principal repayments will not begin until the Phase IA Financing Company realises taxable income. Pursuant to the 1994 financial restructuring, these loans were the subject of continuing interest forgiveness in fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.38%. As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on these advances returned to the contractual fixed interest rate of 3%. Once effective, the Restructuring will delay the principal payments on the partner advances by 3.5 years, as the timing of such payments is affected by the timing of payments on the Credit Facility – Phase IA.

        (e) Partner Advances – Phase IB

        Pursuant to loan agreements, the Phase IB Financing Companies borrowed € 121.9 million (€ 25.0 million of which was prepaid as part of the 1994 financial restructuring) from the partners of the Phase IB Financing Companies. The advances consist of € 18.8 million of bank borrowings bearing interest at EURIBOR plus 1.125% (3.28% at September 30, 2004) and € 78.0 million bearing interest at a fixed rate of 3%. These advances are secured by the Phase IB Facilities. For the fixed-rate portion of the Partner Advances, principal repayments will not begin until the Phase IB Financing Companies realise taxable income. Pursuant to the 1994 financial restructuring, the fixed rate portion of these advances was the subject of continuing interest forgiveness in fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.95%. As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on this portion of these advances returned to the contractual fixed interest rate of 3%. Once effective, the Restructuring will delay the principal payments on the partner advances by 3.5 years, as the timing of such payments is affected by the timing of payments on the Credit Facility – Phase IB. Additionally, the advances consisting of € 18.8 million of bank borrowings will have a final maturity of November 5, 2012.

        (f) TWDC Loans

        TWDC Loans represent amounts borrowed by the Financing Companies (EDA and Centre de Congrès Newport S.A.S.), both 100% indirect subsidiaries of TWDC, which since October 1, 2003 (the first day of fiscal year 2004) have been included in the Group's consolidated financial statements.

        As of October 1, 2003, the EDA loan to TWDC totalled € 259.1 million and was provided by TWDC primarily to finance the Additional Capacity Disneyland Park Assets. The loan bore interest at a variable rate not to exceed 6% (4% as of September 30, 2004) and was scheduled to mature in fiscal year 2009. In order to enable the Restructuring and notably the legal reorganisation disclosed in Note 1-3, effective September 30, 2004, EDA repaid this loan in full by issuing an equity interest of € 384.1 million to TWDC for the then outstanding principal balance of € 259.1 million plus related accrued interest of € 125.0 million. See Note 25-1 for disclosure of the Legally Controlled Group's lease commitment to EDA pending the realisation of the proposed legal reorganisation that will result in, if executed, the cancellation of the Additional Capacity Asset Lease commitment for the Legally Controlled Group.

        In addition, TWDC made available to Centre de Congrès Newport S.A.S. a loan, maturing in fiscal year 2017, to finance the construction of the Newport Bay Club Convention Centre which opened in fiscal year 1998. The outstanding balance under this loan as of September 30, 2004 is € 17.3 million and bears interest at EURIBOR plus 0.20% (2.35% as of September 30, 2004). As of September 30, 2004 accrued interest related to this loan was € 4.6 million.

        (g) TWDC Line of Credit

        As part of the 1994 financial restructuring, TWDC agreed to make available, until June 2004, a subordinated unsecured € 167.7 million standby revolving credit facility to the Group, which bears interest at EURIBOR (2.39% as of September 30, 2004). During fiscal year 2004, TWDC agreed to extend this line of credit to accommodate the negotiations for the Restructuring. Upon the effective date of the Restructuring, € 10.0 million of this credit line will be forgiven by TWDC and € 110.0 million converted into subordinated long-term debt, not payable until the repayment of the debt and partners advances of the Phase I S.N.C.'s and the CDC Senior Loans. The terms of the Restructuring contemplates a new line of credit from TWDC in the amount of € 150 million, which will be available during the Restructuring transition period.

        Debt covenants

        The Group's debt agreements include covenants between the Group and the lenders. These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds. In the case of non-compliance of these covenants, the lenders can demand accelarated repayment of the debt. The Group has received successive waivers of certain of these financial covenants for the fiscal year 2003 and 2004 reporting periods, which will remain in effect until the effective date of the Restructuring (see Note 1-3).

        Debt Maturity Schedule

        The table below summarises the scheduled principal maturities of the Group's borrowings as of September 30, 2004 before and after the Restructuring (assuming it is fully implemented and taking into account the above mentioned waivers from the lenders) (€ in millions):

Fiscal year	Before Restructuring		After Restructuring		Change

2005	206.8	(1)	110.0	(2)	(96.8)
2006	76.0		–		(76.0)
2007	93.4		–		(93.4)
2008	107.6		60.1		(47.5)
2009	95.0		86.5		(8.5)
Thereafter	1,367.2		1,737.4		370.2
	1,946.0		1,994.0		48.0

Accrued Interest	106.8		48.8		(58.0)
	2,052.8		2,042.8		(10.0)

          (1)
          The "Before Restructuring" figure includes € 125.0 million in respect of the existing TWDC credit line.
          (2)
          The amount of € 110.0 million represents the prepayments contemplated by the Memorandum of Agreement.

        15 PAYABLE TO RELATED COMPANIES

        Payables to related companies principally include payables to wholly-owned subsidiaries of TWDC for royalties and management fees (see Note 19) and other costs associated with the operation of the Resort. All amounts are due within one year.

        16 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(€ in millions)	As-Reported September 2003	Consolidate financing companies	Fiscal year 2004 change	September 2004

Suppliers	113.8	0.2	16.6	130.6
Payroll and employee benefits	64.5	0.3	0.5	65.3
VAT	9.7	14.6	(0.8)	23.5
Other	26.3	11.0	27.6	64.9
	214.3	26.1	43.9	284.3

        As of September 30, 2004, payable and accrued liabilities included non-current payables amounting to € 22.8 million.

        17 DEFERRED REVENUES

        Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognised as income straight-line over the term of the related contract, as well as amounts invoiced to guests in advance of their visit.

        The Group's deferred revenues as of September 30, 2004 have the following scheduled revenue recognition:

(€ in millions)

2005	42.8
2006	4.3
2007	2.8
2008	2.7
2009	2.6
Thereafter	33.1

88.3

        18 REPORTED SEGMENTS

        The Group has two reportable segments: the Resort Segment, which includes the operations of the Theme Parks, Hotels and Disney Village, and the Real Estate Segment. The Group evaluates the performance of its segments based primarily on income before lease, net financial charges and exceptional items. The Group does not evaluate the performance of its segments based upon their respective fixed asset values. The accounting policies of these segments are the same as those described in Note 2 "Summary of Significant Accounting Policies".

        The table below presents as-reported information by segment (comparison of fiscal year 2004 amounts with prior year as-reported amounts is affected by the change in accounting principle described in Note 2 and 29):

	Year ended September
(€ in millions)	2004	2003

Segment Revenues
Resort Segment	1,036.2	1,023.9
Real Estate Segment	11.8	23.6
Total	1,048.0	1,047.5

Segment Costs and Expenses
Resort Segment	(1,061.8)	(901.8)
Real Estate Segment	(10.1)	(13.3)
Total Costs and Expenses	(1,071.9)	(915.1)

Segment Income before Net Financial Charges
Resort Segment	(25.6)	122.1
Real Estate Segment	1.7	10.3
Total Income (Loss) before Net Financial Charges	(23.9)	132.4

        19 COSTS AND EXPENSES

        The table below presents as-reported costs and expenses of the Group by category. (Comparison of fiscal year 2004 amounts with prior year as-reported amounts is affected by the change in accounting principle described in Notes 2 and 29):

	Year ended September
(€ in millions)	2004	2003

Direct operating costs (a)	664.8	639.5
Marketing and sales expenses	112.6	105.2
General and administrative expenses	90.0	96.7
Depreciation and amortisation	146.8	65.6
Royalties and management fees (b)	57.7	8.1
	1,071.9	915.1

        (a) Direct operating costs

        Direct operating costs include operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovations expenses, insurance and operating taxes.

        (b) Royalties and management fees

        Royalties represent primarily payments to a wholly-owned indirect subsidiary of TWDC under a license agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC. Management fees are payable to Euro Disney S.A.S., the Company's Gérant, as specified in the Company's by-laws. Royalties and management fees are based primarily upon operating revenues.

        In fiscal year 1999, after a five-year waiver resulting from the 1994 financial restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate. Royalties were fully reinstated beginning October 1, 2003 (the first day of fiscal year 2004) and management fees will progressively increase through fiscal year 2018. Fiscal year 2004 royalties totalled € 47.2 million and management fees totalled € 10.5 million.

        On March 28, 2003, TWDC agreed to waive royalties and management fees payable to it for the second, third and fourth quarters of fiscal year 2003. As a result, fiscal year 2003 royalties and management fees were reduced by the € 24.6 million waiver and totalled € 8.1 million (€ 5.6 million for royalties and € 2.5 million for management fees). The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million. TWDC further agreed that fiscal year 2004 royalties and management fees will be paid on a fiscal year-end basis rather than quarterly.

        Once implemented, the terms of the Restructuring will impact the Group's obligations for royalties and management fees as described above (see Note 1-3).

        20 EXCEPTIONAL INCOME (LOSS)

	Year ended September
(€ in millions)	2004	2003

Restructuring costs (a)	(12.6)	–
Fixed asset sales/write-offs (b)	(9.4)	11.6
Movements in provisions for risks and asset valuation reserves (net)	(1.4)	(0.5)
Other	1.1	0.8
	(22.3)	11.9

        (a) Costs of the Restructuring

        During fiscal year 2004, the Group incurred € 12.6 million of costs related to the negotiation of the Restructuring including primarily fees and expenses paid to our lenders and other third parties in connection with the negotiations of the Restructuring.

        (b) Fixed asset sales/write-offs

        In fiscal year 2004, the Group recorded a € 9.2 million write-off of equipment within an attraction in Disneyland Park that is being replaced.

        In fiscal year 2003, the Group sold three apartment developments used to provide housing to employees within close proximity to the site. The transaction generated a gain of € 11.0 million. The Group continues to operate the apartment developments under leases with the buyers.

        21 INCOME TAXES

        Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date. For fiscal years 2004 and 2003, this rate was approximately 35.4%. During fiscal years 2004 and 2003, no income tax was payable as no taxable income was generated by the Group. Accordingly, the Group's effective tax rate for these periods was 0%.

        At September 30, 2004, unused tax loss carryforwards were approximately € 900 million and can be carried forward indefinitely. Due to the uncertainty of the ultimate realisation of these tax benefits, the Group has not recorded any deferred tax assets.

        22 STOCK OPTIONS

        In 1994, the Company's shareholders approved the implementation of an employee stock option plan (the "1994 Plan") authorising the issuance of stock options for acquisition of up to 2.5% of the Company's outstanding common stock. Through September 30, 2004, the Company had granted a total of 7,366,330 options, net of cancellations and exercises, (to acquire one share of common stock each) to certain managers and employees at a market exercise price which represented the average closing market price over the preceding 20 trading days. The options are valid for 10 years from their issuance date and become exercisable over 5 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled. However, options that are exercisable as of the date of termination, may be exercised within a specified period of time or else they are cancelled.

        In March 1999, the Company's shareholders approved the implementation of a second employee stock option plan, with substantially the same terms as the 1994 Plan, authorising the issuance of stock options for acquisition of up to 2.5% of the Company's outstanding common stock. The options granted under that plan are valid for 8 years from their issuance date. Through September 30, 2004, the Company had granted a total of 19,182,800 options, net of cancellations and exercices, under this plan.

        In May 2003, the Company's shareholders approved the implementation of a third employee stock option plan, with substantially the same terms as the two previous ones, authorising the issuance of stock options for acquisitions of up to 2.5% of the company's outstanding common stock. The options granted under that plan are valid for 8 years from their issuance date. As of September 30, 2004, the Company had not granted any options under this plan.

        A summary of the Company's stock option activity for the years ended September 30, 2004 and 2003, is as follows:

	Number of options (in thousands)	Weighted-average exercise price (in €)

Balance at September 30, 2002	33,347	1.02

Options granted	–	–
Options exercised	–	–
Options cancelled	(4,037)	0.96
Balance at September 30, 2003	29,310	1.02

Options granted	–	–
Options exercised	–	–
Options cancelled	(2,761)	0.99
Balance at September 30, 2004	26,549	1.03

        The following table summarises information about stock options at September 30, 2004:

	Options outstanding			Options exercisable
Range of Exercise Price	Number of shares (in thousands)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Number of shares (in thousands)	Weighted-average exercise price

€ 0.77 – 1.00	11,782	5	€ 0.80	8,174	€ 0.80
€ 1.01 – 2.00	14,168	4	€ 1.16	9,723	€ 1.19
€ 2.01 – 2.50	599	1	€ 2.32	599	€ 2.32
	26,549	4	€ 1.03	18,496	€ 1.06

        23 FINANCIAL INSTRUMENTS

        23-1 Interest Rate Risk Management Transactions

        The Group uses interest rate swaps and other instruments to manage its exposure to changes in interest rates. The impact of changes in interest rates affects financial income and expense of the Group.

        The following table summarises the underlying notional amounts of borrowings subject to interest rate hedging contracts during the years ended September 30, 2004 and 2003.

(€ in millions)	Underlying borrowings

Balance at September 30, 2002	563.8

Additions	485.0
Maturities/Terminations	(517.1)
Balance at September 30, 2003	531.7

Additions	–
Maturities/Terminations	(471.7)
Balance at September 30, 2004	60.0

        During fiscal year 2001, the Group entered into several interest rate swap agreements which became effective at or near September 30, 2001 and had a term of 2 years expiring at or near September 30, 2003. These agreements required the Group to pay fixed interest rates ranging from 3.79% to 4.69% and to receive interest payments based upon 3-month EURIBOR on the outstanding notional amounts.

        During fiscal year 2003, the Group entered into several interest rate swap agreements which became effective at or near September 30, 2003 and had a term of approximately one year with the last contracts expiring in November 2004. Those agreements required the Group to pay fixed interest rates ranging from 2.05% to 3.56% and to receive interest payments based upon 3-month or 6-month Euribor on the outstanding notional amounts.

        The total interest rate differential resulting from interest rate hedging instruments was a loss of € 5.6 million and € 9.1 million in fiscal year 2004 and fiscal year 2003, respectively. The fair value of these contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts. At September 30, 2004 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount was nil (loss of € 5.5 million at September 30, 2003).

        23-2 Currency Risk Management Transactions

        The Group's exposure to foreign currency risk relates principally to variations in the value of the U.S. dollar and British pound.

        The Group's objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. Accordingly, the Group enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

        At September 30, 2004 and 2003, the Group had € 17.2 million and € 70.6 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options. The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts. This amount was a loss of € 0.2 million at September 30, 2004 and 2003.

        23-3 Concentrations of Credit Risk

        Management believes no significant concentration of credit risk exists with respect to the Group's financial instruments. The Group utilises a variety of off-balance sheet instruments for hedging purposes. At September 30, 2004 and 2003, the Group was not required to collateralise their respective obligations under the terms of these hedging contracts.

        24 COMMITMENTS AND CONTINGENCIES

        There are various legal proceedings and claims against the Group relating to construction and other activities incident to the conduct of its business. Management has established provisions for such matters and does not expect the Group to suffer any material additional liability by reason of such actions, nor does it expect that such actions will have a material effect on its liquidity or operating results.

        The Company is jointly liable for all Phase IA Financing Company obligations under the Phase IA credit agreement until their scheduled maturity date in November 2009. These obligations total € 234.7 million as of September 30, 2004.

        EDL Hôtels S.C.A. has guaranteed all Phase IB Financing Companies' obligations under the Phase IB credit facility and the Phase IB partner advances until their scheduled maturity date (2016 at the latest). These obligations total € 225.0 million as of September 30, 2004.

        As part of the terms of the 1994 financial restructuring, the Company was required to pay a one-time development fee of € 182.9 million to TWDC upon the satisfaction of certain conditions, including conditions relating to the launch and financing of a second phase of development. In order to obtain the approval for the financing of Walt Disney Studios Park from the lenders, TWDC agreed to amend the terms and conditions of the development fee so that it will not be due until future events occur, including the repayment of the existing bank debt of the Company and of the CDC Walt Disney Studios Park loans and the achievement by the Group of specified cash flow levels.

        25 LEASED ASSETS

        The Group owns Walt Disney Studios Park, Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the other five hotels and Disney Village are located, and leases substantially all of the remaining operating assets. Prior to fiscal year 2004, pursuant to options available under French accounting principles, the Group did not capitalise these leases, but rather accounted for them as operating leases. Starting in fiscal year 2004, the Group was required to consolidate the Financing Companies that own the leased assets (see Note 2).

        25-1 Disneyland Park and Hotel Leases

        Description

        The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from eight special-purpose Financing Companies, all of which were consolidated into the financial statements of the Group as of October 1, 2003 (the first day of fiscal year 2004) (see Note 2). The following discussion summarises the significant terms of each lease all of which will be impacted by the Restructuring becoming effective:

        •
        Disneyland Park – Phase IA Lease

        Originally, pursuant to the Phase IA financing agreements, the Company leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced on Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company. Pursuant to the terms of the 1994 financial restructuring, a new leasing structure for Disneyland Park assets was implemented.

        Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA with terms similar to the original financial lease. The Company, in turn, is sub-leases Disneyland Park from EDA for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA. At the end of the sublease term, the Company will have the option to acquire the leasehold position of EDA upon payment of an option fee of approximately € 78.7 million. If the Company does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company's then outstanding debt. Alternatively, EDA could terminate the lease, in which case EDA would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA.

        •
        Disneyland Park – Additional Capacity Assets Lease

        As part of the 1994 financial restructuring, EDA purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of € 2.1 million. At the end of the lease term, the Company will have the option to purchase the assets for € 213.4 million. If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum. As an alternative to this purchase option, the Company may enter into a new 12-year financial lease for these assets with EDA at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above. At the end of this second lease term, the Company will have the option to purchase the leased assets for a nominal amount.

        •
        Hotel – Phase IB Facilities Leases

        EDL Hôtels S.C.A. leases the Phase IB Facilities from the six Phase IB Financing Companies. The leases will terminate in February 2011. The Group has the option to acquire at any time during the term of the lease the leased assets for an amount approximating the balance of the Phase IB Financing Companies' outstanding debt.

        •
        Hotel – Newport Bay Club Convention Centre Lease

        EDL Hôtels S.C.A. has sale-leaseback agreements with Centre de Congrès Newport S.A.S., for the Newport Bay Club Convention Centre. The lease began in November 1997 and has a term of 20 years, at the end of which EDL Hôtels S.C.A. has the option to repurchase the convention centre for a nominal amount. Annual lease payment amounts are based upon the construction costs of the asset and an interest rate of 6 month EURIBOR + 20 basis points.

        Lease payments, commitments and book value of leased assets

        As the Group consolidates the Financing Companies from which it leases the above described assets, the historical cost and depreciation of the assets (see Note 3) and related secured indebtedness (except for EDA, see Note 14) are included in the Group's consolidated financial statements.

        For information, payments due under these lease contracts were € 215.1 million and € 193.8 million for the years ended September 30, 2004 and 2003, respectively. The rental payments under these leases consists of the lessor's debt service payments (principal and interest), including those related to the long-term loans granted by the Group (see in Note 4), and any operating costs (primarily property taxes) incurred by the lessor. Thus, lease rental expense fluctuates principally with the lessor's interest expense variations, due to variable interest rates and interest forgiveness rate changes, and the timing of principal repayments on the leasing entities' debt.

        The book value and depreciation of the leased assets, which are included in the balance sheet of the Group are summarised as follows:

	September 2004
(€ in millions)	Historical cost	Accumulated depreciation	Net book value	Estimated useful lives

Intangible assets	15.6	15.4	0.2	10 years
Land and secondary infrastructure	201.8	89.5	112.3	25 to 40 years
Buildings and attractions	2,224.3	896.5	1,327.8	25 to 40 years
Furniture, fixtures and equipment	373.9	372.5	1.4	5 to 10 years
	2,815.6	1,373.9	1,441.7

        Depreciation expense, included in the Group's income statement for the leased assets, was € 83.6 million and € 83.9 million for the years ended September 30, 2004 and 2003, respectively.

        25-2 Other Leases

        The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 30.8 million and € 27.9 million for the years ended September 30, 2004 and 2003, respectively. Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2004 are as follows:

(€ in millions)

2005	16.2
2006	15.1
2007	10.6
2008	9.2
2009	5.8
Thereafter	25.8
82.7

        26 EMPLOYEES

        The weighted-average number of employees employed by the Group was:

	Fiscal Year
	2004	2003	2002

Cadres	2,376	2,328	2,287
Non-cadres	9,786	9,895	10,180
	12,162	12,223	12,467

        Total employee costs for the years ended September 30, 2004 and 2003 were € 366.0 million and € 365.7 million, respectively.

        All employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in a supplemental defined contribution plan. Contributions to all plans are based on gross wages and are shared between the employees and the Group. Contributions paid by the Group are expensed as incurred. In addition, retirement indemnities are paid under the terms of the Group's collective bargaining agreement.

        A new collective bargaining agreement became effective in April 2001, which among other things increased the retirement benefits provided by the Group to its employees. Under the agreement, a retirement indemnity ranging from one-half a month to 3 months of gross wages is provided to employees who retire from the Group at the age of 60 or older after completing at least 1 year of service.

        As of September 30, 2004, the future commitment with respect to these retirement indemnities was estimated to be € 8.6 million compared to € 8.3 million as of September 30, 2003.

        27 DIRECTORS' FEES

        During the years ended September 30, 2004 and 2003, fees paid to members of the Company's Supervisory Board were € 106,755 and € 160,071, respectively. TWDC employees are not paid for serving on the Company's Supervisory Board.

        28 DISCLOSURES CONCERNING THE GROUP'S RESULTS UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        Disclosures concerning U.S. Generally Accepted Accounting Principles will be provided in the section Supplemental U.S. GAAP Disclosures of the Annual Report. In addition, this same information will be available on our website www.eurodisney.com at the time of our filing of the annual Form 20-F with the SEC.

        29 SUPPLEMENTAL PRO-FORMA FINANCIAL INFORMATION

        The reconciliation below presents consolidated financial information on a pro-forma basis as if the changes in accounting principles discussed in Note 2 were in effect during all of the periods presented. The changes in accounting principle are summarised below:

        Consolidation of Financing Companies (effective from first day of fiscal year 2004)

        Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by the Financial Security Law (Article 133 of the Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group. Under these new rules, the Financing Companies, from which the Company leases a substantial portion of its operating assets, have been included in the Group's consolidated accounts. In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Group's receivables from the Financing Companies have been eliminated in consolidation and shareholders' equity has been reduced. The reduction in the consolidated shareholders' equity primarily reflects past depreciation charges related to the operating assets owned by the Financing Companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs reported in the income statement, resulting in increased operating expenses and depreciation and reduced lease rental expense.

        Major fixed asset renovation expenditures (effective from first day of fiscal year 2003)

        The new accounting standard relating to liabilities (Règlement CRC no 2000-06 dated December 7, 2000) became effective October 1, 2002. As a result, the Group adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures. Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations. The retroactive impact of this change was recorded as a charge to equity on October 1, 2002 in the amount of € 104.4 million. As a result of this change, fiscal year 2003 operating expenses increased by € 11.8 million, reflecting a € 20.0 million increase in the provision for major renovations, offset by reduced amortisation expenses of € 8.2 million related to renovation expenditures deferred in the past, but which were charged against retained earnings.

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED BALANCE SHEETS

	September 2003			September 2002
	As- Reported	Accounting Change	Pro- Forma	As- Reported	Accounting Changes	Pro- Forma
(€ in millions)

FIXED ASSETS
Intangible assets	57.6	1.3	58.9	61.7	2.6	64.3
Tangible assets	928.0	1,533.0	2,461.0	1,004.3	1,615.7	2,620.0
Financial assets	1,332.2	(1,227.7)	104.5	1,323.5	(1,280.0)	43.5
	2,317.8	306.6	2,624.4	2,389.5	338.3	2,727.8
OTHER ASSETS
Inventories	41.8	–	41.8	38.7	–	38.7
Accounts receivable : • Trade	76.9	–	76.9	100.6	–	100.6
• Other	45.9	7.1	53.0	70.7	5.0	75.7
Short-term investments	34.9	48.6	83.5	14.2	48.4	62.6
Cash	11.2	–	11.2	8.2	–	8.2
	210.7	55.7	266.4	232.4	53.4	285.8
DEFERRED CHARGES	55.1	8.5	63.6	86.7	(16.1)	70.6
Total Assets	2,583.6	370.8	2,954.4	2,708.6	375.6	3,084.2

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	802.5	–	802.5	804.9	–	804.9
Share premium	291.4	–	291.4	289.0	–	289.0
Retained earnings (Accumulated deficit)	(9.5)	(1,151.6)	(1,161.1)	150.9	(1,253.7)	(1,102.8)
	1,084.4	(1,151.6)	(67.2)	1,244.8	(1,253.7)	(8.9)
MINORITY INTERESTS	–	(41.3)	(41.3)	–	(35.8)	(35.8)
QUASI-EQUITY	152.8	–	152.8	152.8	–	152.8
PROVISIONS FOR RISKS AND CHARGES	120.1	–	120.1	35.5	77.3	112.8
BORROWINGS	867.5	1,580.9	2,448.4	821.3	1,606.3	2,427.6
CURRENT LIABILITIES
Payable to related companies	56.9	(43.3)	13.6	82.5	(42.5)	40.0
Accounts payable and accrued liabilities	214.3	26.1	240.4	277.0	24.0	301.0
	271.2	(17.2)	254.0	359.5	(18.5)	341.0
DEFERRED REVENUES	87.6	–	87.6	94.7	–	94.7
Total Shareholders' Equity and Liabilities	2,583.6	370.8	2,954.4	2,708.6	375.6	3,084.2

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF INCOME

				Fiscal Year 2002
	Fiscal Year 2003
					Accounting Changes
		Accounting Change(1)
(€ in millions)	As-Reported		Pro-Forma	As-Reported	Consolidation(1)	Renovations(2)	Pro-Forma

REVENUES	1,047.5	(0.7)	1,046.8	1,071.2	(0.7)	–	1,070.5
COSTS AND EXPENSES	(915.1)	(99.6)	(1,014.7)	(895.5)	(99.8)	(12.0)	(1,007.3)
INCOME (LOSS) BEFORE FINANCIAL CHARGES	132.4	(100.3)	32.1	175.7	(100.5)	(12.0)	63.2
NET FINANCIAL CHARGES
Lease rental expense	(193.8)	193.8	–	(188.8)	188.8	–	–
Financial income	48.9	(45.1)	3.8	59.1	(53.6)	–	5.5
Financial expense	(55.4)	(59.6)	(115.0)	(41.1)	(65.3)	–	(106.4)
	(200.3)	89.1	(111.2)	(170.8)	69.9	–	(100.9)
LOSS BEFORE EXCEPTIONAL ITEMS	(67.9)	(11.2)	(79.1)	4.9	(30.6)	(12.0)	(37.7)
Exceptional income (loss), net	11.9	0.1	12.0	(38.0)	–	–	(38.0)
Minority interests	–	8.8	8.8	–	10.0	–	10.0
Net loss	(56.0)	(2.3)	(58.3)	(33.1)	(20.6)	(12.0)	(65.7)

Average number of common shares outstanding (in millions)	1,056	–	1,056	1,056	–	–	1,056
Loss per share (in €)	(0.05)	–	(0.05)	(0.03)	–	–	(0.06)

COSTS AND EXPENSES BY CATEGORY

				Fiscal Year 2002
	Fiscal Year 2003
					Accounting Changes
		Accounting Change(1)
(€ in million)	As-Reported		Pro-Forma	As-Reported	Consolidation(1)	Renovations(2)	Pro-Forma

Direct operating costs	639.5	15.7	655.2	608.5	15.9	19.9	644.3
Marketing and sales expenses	105.2	–	105.2	95.4	–	–	95.4
General and administrative expenses	96.7	–	96.7	92.0	–	–	92.0
Depreciation and amortisation	65.6	83.9	149.5	64.1	83.9	(7.9)	140.1
Royalties and management fees	8.1	–	8.1	35.5	–	–	35.5
Total costs and expenses	915.1	99.6	1,014.7	895.5	99.8	12.0	1,007.3

          (1)
          Represents impact of change in accounting principle with respect to the consolidation of the Financing Companies that are not legally controlled by the Company.
          (2)
          Represents impact of change in accounting principle with respect to major fixed asset renovations.

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year 2003			Fiscal Year 2002
(€ in millions)	As- Reported	Accounting Change	Pro- Forma	As- Reported	Accounting Changes	Pro- Forma

NET LOSS	(56.0)	(2.3)	(58.3)	(33.1)	(32.6)	(65.7)
MINORITY INTERESTS	–	(8.8)	(8.8)	–	(10.0)	(10.0)
Operating items not requiring cash outlays:
Depreciation and amortisation	65.6	83.8	149.4	64.0	76.1	140.1
Loans repayments received from Phase I Financing Cies	52.1	(52.1)	–	41.1	(41.1)	–
Other	(10.6)	2.3	(8.3)	0.9	3.3	4.2
Changes in:
Receivables	48.6	(2.2)	46.4	28.0	1.9	29.9
Inventories	(3.1)	–	(3.1)	(1.7)	–	(1.7)
Payables and other accrued liabilities	(8.5)	15.9	7.4	(50.5)	22.4	(28.1)
Cash flows from operating activities	88.1	36.6	124.7	48.7	20.0	68.7

Proceeds from the sale of fixed assets	45.4	–	45.4	1.4	–	1.4
Capital expenditures for tangible and intangible assets	(72.9)	0.2	(72.7)	(262.5)	(1.0)	(263.5)
Increase in deferred charges, net	–	–	–	(10.5)	10.5	–
Other	(1.3)	–	(1.3)	1.9	(4.6)	(2.7)
Cash flows used in investing activities	(28.8)	0.2	(28.6)	(269.7)	4.9	(264.8)

Proceeds from new borrowings	40.0	–	40.0	63.3	1.0	64.3
Repayments of borrowings	(15.0)	(36.6)	(51.6)	(381.8)	(29.4)	(411.2)
(Increase)/Decrease in debt security deposits	(59.6)	–	(59.6)	12.4	–	12.4
Cash flows used in financing activities	(34.6)	(36.6)	(71.2)	(306.1)	(28.4)	(334.5)

Change in cash and cash equivalents	24.7	0.2	24.9	(527.1)	(3.5)	(530.6)
Cash and cash equivalents, beginning of period	21.3	48.4	69.7	548.4	51.9	600.3
Cash and cash equivalents, end of period	46.0	48.6	94.6	21.3	48.4	69.7

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	20.3	36.9	57.2	42.7	11.7	54.4
Lease rental expense paid, net	95.0	(95.0)	–	92.9	(92.9)	–

	September 2003			September 2002
	As- Reported	Accounting Change	Pro- Forma	As- Reported	Accounting Changes	Pro- Forma

RECONCILIATION TO BALANCE SHEET:
Cash	11.2	–	11.2	8.2	–	8.2
Short-term investments	34.9	48.6	83.5	14.2	48.4	62.6
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	–	(0.1)	(1.1)	–	(1.1)
Cash and cash equivalents, end of period(1)	46.0	48.6	94.6	21.3	48.4	69.7

          (1)
          Includes € 48.6 million and € 48.4 million of cash and short-term investments of the consolidated Financing Companies as September 30, 2003 and 2002, respectively.

Supervisory Board
Report on the Management
of the Euro Disney S.C.A. Group

        Ladies and Gentlemen,

        We are pleased to present to you our general report on the management of Euro Disney S.C.A. (the "Company") and its consolidated subsidiaries (collectively, the "Group") for the fiscal year ended on September 30, 2004 ("Fiscal Year 2004").

        You will find a full picture of Fiscal Year 2004 in the Gérant's report on the consolidated accounts of the Group (see Item II).

        In preparing the consolidated financial statements, the Group has used the going-concern assumption based on management's belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

        The results of the Group for Fiscal Year 2004 show a net loss of € 145.2 million, as compared to a net loss of € 56.0 million reported for the previous fiscal year ("Fiscal Year 2003").

        We inform you that following the enactment of Law no 2003-706 of August 1, 2003 on Financial Security (Loi de Sécurité Financière) providing for the consolidation of special purpose financing companies, the financing companies from which the Group leases a substantial portion of its operating assets have been included in the Group's consolidated financial statements.

        The Supervisory Board reviewed this matter in liaison with the Company's statutory auditors and has no particular comment on the implementation of this new principle by the Group. However, the implementation of the new accounting rules has reduced shareholders' equity to below zero. This mainly reflects that cumulative depreciation charges related to the operating assets owned by the financing companies incurred prior to the change in accounting principle were greater than the lease payments expensed by the Group for the same period.

        If this new principle had been in effect in Fiscal Year 2003, the Group's net loss for that year would have been € 58.3 million, instead of € 56.0 million.

        The total revenues of the Group for Fiscal Year 2004 amounted to € 1,048.0 million, as compared to € 1,046.8 million for Fiscal Year 2003 on a pro-forma basis (as if the accounting change resulting from the Law on Financial Security had been in effect in Fiscal Year 2003). This reflects increased spending by theme park visitors and hotel guests, which was substantially offset by lower hotel occupancy rates resulting from increased capacity and competition at recently opened hotels owned and operated on-site by third parties, as well as an anticipated decline in real estate development revenues.

        On a pro-forma basis, revenues generated by the Theme Parks increased by 5% as compared to Fiscal Year 2003. This is due to stable Theme Parks attendance at 12.4 million visitors but higher admission revenues driven by higher average park admission price. Merchandise and food and beverage revenues in the Theme Parks also increased.

        During Fiscal Year 2004, the hotel occupancy rate was 80.5% while guest spending reached € 186.6 per room in average.

        The revenues generated by real-estate activities represented € 11.8 million as compared to € 23.6 million for the prior year.

        In September 2004, the Company reached agreement with the Group's lenders and The Walt Disney Company ("TWDC") on the restructuring (the "Restructuring") of the Group's financial obligations. The Restructuring is intended to allow the Group to restore its liquidity situation and to pursue its business objectives, including continued development of Disneyland Resort Paris and its surrounding area.

        Once the Restructuring is implemented, it is intended to:

        •
        provide the Group with new cash resources, with a new € 150.0 million credit line from TWDC (which will be reduced to € 100.0 million after September 30, 2009) and a share capital increase with gross proceeds of at least € 250.0 million (before deducting underwriting commissions and other costs);

        •
        convert the Group's existing credit line with TWDC (under which € 110 million will be outstanding when the Restructuring is implemented) into subordinated long-term debt;

        •
        eliminate certain of the Group's cash payment obligations in respect of its borrowings, and defer certain of the Group's other cash payment obligations in respect of its borrowings and royalty and management fee obligations, partially on an unconditional basis and partially on a conditional basis (based on the Group's EBITDA, adjusted for certain items), allowing the Group to reduce the impact of business cycles on its cash obligations

        •
        permit the Company to avoid paying € 292.1 million (plus € 16.0 million of interest) to Euro Disney Associés S.C.A. ("EDA", an indirect subsidiary of TWDC), that would have been necessary in order for the Company to exercise its option to directly re-acquire rights to the Disneyland Park and certain of its key attractions as provided in the leases relating to such assets; instead, the Company will indirectly acquire rights to such assets by acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of its assets and liabilities to EDA (TWDC will hold the remainder of EDA's share capital); and

        •
        allow the Group to implement a € 240.0 million investment plan and to increase annual expenditure on the maintenance and improvement of the existing asset base.

        Conversely, the Company agreed to pay higher interest rates on its senior bank loans. It also agreed to repay € 100 million to the banking syndicate and € 10 million to the Caisse des Dépôts et Consignations. In addition, the management fees and royalties due to TWDC for Fiscal Year 2004, which amount to € 57.7 million, will be paid after the completion of the above-mentioned share capital increase.

        The purpose of the Restructuring is to allow the Group to pursue a development strategy designed to increase the number of theme park visitors and hotel guests, giving it the flexibility to take advantage of what management hopes will be a strong rebound in the European travel and tourism industry over the next several years.

        We inform you that the Supervisory Board met six times during Fiscal Year 2004 to review the financial situation of the Group, its activities, and the outlook and strategy being pursued. We also inform you that the Audit Committee met four times during Fiscal Year 2004 to review on behalf of the Supervisory Board the financial reporting process and the audit thereof, the internal control environment and the review thereof. The Committee reviewed also the internal and external audit functions.

        In light of the foregoing, we recommend that you approve the consolidated accounts of the Group for the Fiscal Year 2004 that are presented to you, including all the transactions recorded therein.

        Yours sincerely,

        Paris, November 15, 2004

        The Supervisory Board
        By: Antoine Jeancourt-Galignani
        Chairman of the Supervisory Board

The Statutory Auditors Report on the Consolidated Financial Statements

For the year ended September 30, 2004

        To the Shareholders
        EURO DISNEY S.C.A.
        Chessy

        In compliance with the assignment entrusted to us by your Shareholders' Annual General Meeting, we have audited the accompanying consolidated financial statements of Euro Disney S.C.A. for the year ended September 30, 2004.

        These consolidated financial statements have been approved by Euro Disney S.A.S, Gérant of Euro Disney S.C.A. Our role is to express an opinion on these consolidated financial statements based on our audit.

        1. Opinion on the consolidated financial statements

        We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

        Without qualifying the opinion expressed above, we draw your attention on:

        •
        The existence of significant uncertainties about the Group's ability to continue as a going concern, as described in note 1-3. In that context, note 2 discloses that the consolidated financial statements have been prepared based on the principle that the Group will continue as a going concern assuming that all the necessary conditions to the implementation of the financial restructuring will be met within the required deadlines.

        •
        The following changes in accounting principles:

        –
        As indicated in note 2, and in compliance with article L. 233-16 of the French Code of Commerce, modified by article 133 of the French law 2003-706 of August 1, 2003 ("Loi de Sécurité Financière"), the company Euro Disney S.C.A consolidates since October 1, 2003 the financing companies of which it is not a direct or indirect shareholder or partner, and from which it leases most of its operating assets. Previously, the lease expenses paid to these financing companies were reported as an operating charge. The impact of this change in accounting principle is described in notes 2, 10, and 29.

          –
          As indicated in note 2, the Company adopted at the end of fiscal year 2003 the transition rules of the French Comité de la Réglementation Comptable 2002-10 as refined by the French Comité d'Urgence of July 9, 2003 in relation to the accounting for provisions for major renovations. During fiscal years preceding the year ended September 30, 2003, the Company accounted as deferred charges the expenses related to major renovations completed on the assets of Disneyland Resort Paris and amortised them over a period of five years. This change has been implemented retroactively, effective October 1, 2002.

        2. Justification of our assessments

        In accordance with the requirements of article L. 225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

        Going concern:

        Based on our work and the information communicated to us to date, and within the framework of our assessment of the accounting rules and principles applied by your Company, we assess that the notes to the consolidated financial statements provide adequate information as to the situation of your group in light of the uncertainties on the going concern mentioned above.

        Changes in accounting principles:

        As part of our assessment of the accounting rules and principles applied by your Company, we ensured that the changes in accounting principles mentioned above were appropriate and adequately disclosed.

        The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

        3. Specific verification

        In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

        Paris, November 8, 2004

        The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN

Jean-Christophe Georghiou	Antoine Gaubert

Management Report on the
Proposed Share Capital Increase and
Other Issuances of Securities

        1. Share capital increase in an amount comprised between € 250.0 million and € 300.0 million

        It is proposed that you vote to increase the Company's share capital, with shareholders' preferential subscription rights being maintained, in an amount comprised between € 250.0 million and € 300.0 million (including share premium), and to give the Gérant full authority to determine its final terms and conditions.

        Your Gérant reminds you that a memorandum of agreement was entered into with the lenders to the Euro Disney Group and The Walt Disney Company on September 30, 2004, following months of negotiation on the financial restructuring of the Company.

        This share capital increase is an essential part of the restructuring detailed in the memorandum of agreement since it will bring new financial resources to the Euro Disney Group, which will in particular allow the Euro Disney Group to make new investments and hence finance continued growth. The other measures of the restructuring are detailed in the schedule to the report of your Gérant on the contribution of substantially all assets and liabilities of the Company. The whole restructuring is conditional to a share capital increase of at least € 250.0 million, which must be completed by March 31, 2005 at the latest. This share capital increase is therefore essential to the restructuring.

        Your Gérant considers that the completion of this share capital increase will have a favourable impact on the financial results of the Euro Disney Group but makes no prediction or commitment as to the Company's future ability to distribute dividends.

        The Walt Disney Company has already undertaken to subscribe (directly or indirectly) to the share capital increase for an amount of at least € 100.0 million. In addition, some of the banks which are parties to the restructuring have also undertaken to underwrite the share capital increase for an amount of € 112.5 million, provided, among other conditions, that market conditions allow this share capital increase to take place.

        2. Share capital increase in favour of the employees

        Your Gérant reminds you that pursuant to article L. 225-129-6 of the French Commercial Code, any extraordinary general meeting deliberating on a share capital increase by contribution in cash (par apport en numéraire) must resolve on a resolution proposing a share capital increase in favour of the Company's employees in accordance with the provisions of articles L. 443-5 of the French Labour Code. For this purpose, a resolution is submitted to you to meet the aforementioned legal requirement. However, given the current circumstances, your Gérant considers that the approval of this resolution is not appropriate and proposes therefore that you do not adopt it.

        3. Issuance of stock option in favour of employees

        The authorisation granted to the Gérant pursuant to the sixteenth resolution of the combined general meeting held on May 5, 2003, to issue stock options in favour of the employees and directors of the Company and its affiliated companies expiring on July 5, 2006, has not been used to date.

        It is thus proposed that you grant to your Gérant a new authorisation to implement stock option plans in favour of employees and directors of the Company and its affiliated companies in accordance with applicable regulations, provided that all the options granted pursuant to this authorisation shall not give the right to a total number of shares representing more than 5% of the share capital of the Company after completion of the share capital increase, with the shareholders' preferential subscription rights being maintained, as presented above. The subscription or purchase price of the shares shall be determined by the Gérant upon the date on which the option is granted, within the limits of applicable laws. In any case, the exercise price calculated on the date on which the options are granted may not be lower than the average share price of the Company during the 20 trading days prior to that date. In addition, regarding the options to purchase shares, the price may not be lower than the average purchase price of the shares held by the Company for the purpose of their allotment under these options. It is not contemplated that a discount on this average share price will be granted. The option exercise period shall be determined in accordance with applicable law as at the date of granting of the options and shall not exceed eight (8) years.

        This authorisation, should it be approved, would cancel and replace the authorisation granted to the Gérant pursuant to the sixteenth resolution of the combined general meeting held on May 5, 2003.

        Chessy, November 8, 2004

        Euro Disney S.A.S., Gérant
        By : André Lacroix, Chairman and Chief Executive Officer

Supervisory Board Report on the Proposed Share Capital Increase and Other Issuances of Securities

        Ladies and Gentlemen,

        We are pleased to present to you, pursuant to the provisions of article 6.3(e) of the by-laws, our report on the proposed share capital increase in an amount comprised between € 250.0 million and € 300.0 million, as well as on other issuances of securities that will be submitted for your approval at the extraordinary general meeting. The other resolutions being submitted to the extraordinary general meeting, concerning the contribution of assets and liabilities as well as the amendments to the Company's by-laws, are covered in a separate special report of your Supervisory Board.

        You are firstly being asked to vote on a proposed share capital increase in an amount comprised between € 250.0 million and € 300.0 million (including share premium), and to give the Gérant full authority to determine its final terms and conditions.

        This share capital increase is part of the comprehensive financial restructuring of the Company, which is the subject of the memorandum of agreement entered into with the lenders to the Euro Disney Group and The Walt Disney Company on September 30, 2004.

        This share capital increase is part of a set of measures detailed in the aforementioned memorandum of agreement intended to, among other things, restore the liquidity of the Euro Disney Group. These measures will allow the Euro Disney Group to meet its debt obligations and to have the financial resources required for the next phase of development of its business as set out in the strategy of the management. This strategy aims at increasing guest attendance and revenues in order to enable the Company to reach a level of profitability satisfactory for the shareholders. It is profitability and not only the share capital increase that will enable the Company to pay dividends.

        Your Supervisory Board considers, in line with the Gérant, that in this perspective, the completion of this share capital increase is absolutely necessary and will have a favourable impact on the financial results of the Euro Disney Group.

        As indicated in the special report of the Gérant on the proposed share capital increase, the share capital increase will be carried out with the shareholders' preferential subscription rights being maintained. The Walt Disney Company has already undertaken to subscribe (directly or indirectly) to the share capital increase for an amount of at least € 100.0 million. Some of the banks which are parties to the restructuring have also undertaken to underwrite the share capital for an amount of € 112.5 million, provided in particular that market conditions allow this share capital increase to take place.

        We also remind you that article L. 225-129-6 of the French Commercial Code provides that any extraordinary general meeting deliberating on a share capital increase by contribution in cash (par apport en numéraire) must resolve on a resolution proposing a share capital increase in favour of the Company's employees in accordance with the provisions of articles L. 443-5 of the French Labour Code. For this purpose, a resolution is submitted to you to meet the aforementioned legal requirement. Your Gérant is of the opinion that the approval of this resolution is not appropriate in the current circumstances, and therefore advises you not to adopt it.

        Finally, you are requested to authorise your Gérant to implement new stock option plans for employees and directors of the Company and its affiliated companies. This resolution, should it be approved by your general meeting, would cancel and replace the authorisation granted to your Gérant pursuant to the sixteenth Resolution of the combined general meeting held on May 5, 2003, which has not been used to date.

        In conclusion, and with the exception of the resolution relating to the share capital increase in favour of employees in accordance with the provisions of article L. 443-5 of the French Labour Code, we recommend that you vote in favour of all resolutions submitted to the meeting, including the resolution relating to the share capital increase of an amount comprised between € 250.0 million and € 300.0 million, which is a condition essential to the success of the Company's financial restructuring.

        Yours sincerely,

        Paris, November 15, 2004

        The Supervisory Board
        By: Antoine Jeancourt-Galignani
        Chairman of the Supervisory Board

Statutory Auditors' Special Report on the Issuance of Shares in Connection with Employee Share Ownership

Extraordinary General Meeting of December 17, 2004 – 18th resolution
This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and continued in accordance with, French law and professional auditing standards applicable in France.

        To the Shareholders
        Euro Disney S.C.A.
        Chessy

        In our capacity as Statutory Auditors of Euro Disney S.C.A., and pursuant to the provisions of article L. 225-135 of the French Commercial Code, we hereby present our report on the planned issuance of shares in connection with employee share ownership, submitted to the shareholders for approval.

        Under the 18th resolution, in accordance with the provisions of article L. 225-129-6 of the French Commercial Code and based on his report, the Gérant is inviting shareholders to grant an eighteen month authorisation to establish the terms and conditions of this issue in accordance with article L. 443-5 of the French Labour Code. Shareholders are also invited to waive their pre-emptive right to subscribe for the shares to be offered to employees for subscription.

        The total capital increase resulting from shares issued under the authorisation given in this resolution may not exceed 1 million euro.

        We conducted our review in accordance with professional standards generally accepted in France. Those standards require that we perform certain procedures to verify the method used for the determination of the issue price.

        Subject to the future verification of the terms and conditions under which the proposed issue will be conducted, we have no matters to report on the method used for the determination of the issue price as described in the report of the Gérant.

        As the issue price has not been fixed, we are not in a position to comment on the final terms and conditions under which the issue will be conducted, or in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operation.

        If this resolution is approved, in accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of the issue conducted by the Gérant.

        The present report refers to articles of the Commercial Code resulting from the modifications made by Ordonnance no 2004-604 of June 24, 2004. Because the references that should be made in the reports on the issuances of shares and marketable securities giving access to capital are to be determined by decree of the Conseil d'Etat, the present report contains the information required by the previous regulation.

        Paris, November 8, 2004

        The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN

Jean-Christophe Georghiou	Antoine Gaubert

Statutory Auditors' Special Report on Share Option Plans for Management and Employees

Extraordinary General Meeting of December 17, 2004 – 19th resolution
This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and continued in accordance with, French law and professional auditing standards applicable in France.

        To the Shareholders
        Euro Disney S.C.A.
        Chessy

        In our capacity as Statutory Auditors of Euro Disney S.C.A., and pursuant to the provisions of article L. 255-177 of the French Commercial Code and article 174-19 of the decree of March 23, 1967, we hereby present our report on the share option plans for management and employees of Euro Disney S.C.A., related companies and intercompany partnerships described in article L. 225-180 of the Commercial Code.

        The Gérant is responsible for preparing a report concerning the reasons behind the share option plans and the proposed method used to set the exercise price of the options issued there under. Our responsibility is to express an opinion on this method.

        We conducted our review in accordance with the professional standards generally accepted in France. Those standards require that we carry out the necessary procedures to verify that the method proposed for setting the exercise price under these plans is referred to in the report prepared by the Gérant and to verify that the method complies with applicable legislation, provides adequate information for shareholders and does not appear manifestly inappropriate.

        We have no matters to report on the proposed method.

        Paris, November 8, 2004

        The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN

Jean-Christophe Georghiou	Antoine Gaubert

Management Report on
the Proposed Contribution of Assets
and Related Amendments
to the Company's By-Laws

        The date of this document is
        November 8, 2004

	2.2.4	HUMAN RESOURCES		125
	2.2.5	INVESTMENT POLICY		125
	2.2.6	MAIN SUBSIDIARIES AND RELATED COMPANIES		125
2.3	ASSETS – FINANCIAL SITUATION – RESULTS			126
2.4	CORPORATE GOVERNANCE			142
	2.4.1	MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES		142
	2.4.2	COMPOSITION OF THE MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES		144
		2.4.2.1	Members of the Supervisory Board	144
		2.4.2.2	Gérant	145
		2.4.2.3	General Partners	145
	2.4.3	COMPENSATION OF THE MANAGEMENT		145
		2.4.3.1	Gross Total Compensation	145
		2.4.3.2	Stock Option Plans	148
		2.4.3.3	Loans and Guarantees Granted to the Members of the Management, Administrative and Supervisory Bodies	149
		2.4.3.4	Acquisitions, Transfers or Exchanges of the Company's Shares by the Members of the Supervisory Board or other Persons having Personal Ties with Such Members	149
	2.4.4	EMPLOYEE PROFIT SHARING SCHEME		149
CHAPTER 3 PRESENTATION OF THE CONTRIBUTING COMPANY: EURO DISNEY S.C.A.				150
3.1	GENERAL INFORMATION RELATING TO THE COMPANY AND TO ITS SHARE CAPITAL			150
	3.1.1	GENERAL INFORMATION RELATING TO THE COMPANY		150
		3.1.1.1	Corporate Name and Registered Office	150
		3.1.1.2	Date of Incorporation and Duration	150
		3.1.1.3	Corporate Purpose	150
		3.1.1.4	Registry of Commerce and Companies	151
		3.1.1.5	Legal Documents available for Inspection	151
		3.1.1.6	Management	151
		3.1.1.7	Information relating to the Transactions entered with Members of the Management, Administrative and Supervisory Bodies or with Companies having Joint Directors with Euro Disney S.C.A.	153
	3.1.2	GENERAL INFORMATION RELATING TO THE SHARE CAPITAL OF THE COMPANY		153
		3.1.2.1	Share Capital as of September 30, 2004	153
		3.1.2.2	Acquisition by Euro Disney S.C.A. of its Own Shares	154
		3.1.2.3	Authorised Share Capital not yet Issued	154
		3.1.2.4	Other Securities giving Right to Shares of Euro Disney S.C.A.	154
		3.1.2.5	Changes in the Share Capital since January 1, 2000	155
		3.1.2.6	Shareholders of Euro Disney S.C.A. as of September 30, 2004	155

        INTRODUCTION

        The Gérant of Euro Disney S.C.A. ("Euro Disney S.C.A." or the "Company" and, together with its consolidated subsidiaries, the "Group") called an extraordinary meeting of the Company's shareholders to submit to the Company's shareholders certain resolutions that are a direct consequence of the Restructuring described below.

        The Company began negotiating the restructuring in light of reduced revenues and increased losses that it incurred in fiscal year 2003. The Gérant believes that the reduction in revenues was primarily the result of a prolonged downturn in European travel and tourism, combined with challenging general economic and geopolitical conditions in key markets. While this was partially offset by the impact of the opening of the Walt Disney Studios Park, the number of visitors and revenues from the new park were below expectations. The increased losses were a result of reduced revenues, as well as higher operating costs and marketing expenses in connection with the opening of the Walt Disney Studios Park.

        As a result of this situation, the Company determined that it would not be able, in the absence of a restructuring, to restore compliance with certain financial covenants contained in its credit agreements in the near term, or to meet certain of its financial obligations. The Company also determined that, absent a restructuring, it would not have the financial resources or the authority under its credit agreements to invest in new attractions and improvements at Disneyland Resort Paris (the "Resort").

        At the time it began negotiations with its lenders, the Company obtained limited waivers of covenant violations, which were successively renewed as the negotiations progressed.

        In September 2004, the Company and certain of its consolidated subsidiaries signed a memorandum of agreement (the "Memorandum of Agreement") with their lenders and The Walt Disney Company ("TWDC") on a comprehensive restructuring of the Group's financial obligations (the "Restructuring"). The Restructuring, which is subject to certain conditions described below, is intended to provide new cash resources, to reduce or defer most of its cash payment obligations and to give the Group the flexibility to invest in new attractions and the development of the Resort and its surrounding areas.

        The principal features of the Restructuring contemplated in the Memorandum of Agreement are the following:

        •
        The Company conducting a share capital increase (the "Share Capital Increase"), through an equity rights offering, with gross proceeds of at least € 250.0 million (before deduction of equity issuance costs), to be partially subscribed by TWDC or one of its affiliates, with the remainder underwritten by a group of banks, subject to certain conditions.

        •
        The Company having access to additional financial resources under a new 10-year revolving credit line granted by TWDC in the amount of € 150.0 million until September 30, 2009 and € 100.0 million thereafter.

        •
        The Group's debt service obligations being deferred, and its obligation to maintain security deposits being eliminated (with its existing security deposits used to prepay debt), in exchange for an increased interest rate on a substantial portion of the Group's debt.

        •
        A portion of the management fees and royalties payable to affiliates of TWDC being deferred, partially on an unconditional basis (€ 125.0 million) and partially on a conditional basis (€ 200.0 million), with the conditional portion depending on the Company's financial performance.

        •
        The Company avoiding payments to Euro Disney Associés S.C.A. ("EDA"), a TWDC affiliate, in the aggregate amount of € 292.1 million (plus € 16.0 million of interest). Those payments would have been necessary in order for the Company to exercise its option to maintain its rights to the Disneyland Park and certain of its key attractions under certain leases between it and EDA. Instead, the Company will indirectly acquire rights to the relevant assets by acquiring 82% of the share capital of EDA in exchange for the contribution (the "Contribution") of substantially all of the Company's assets and liabilities to EDA. TWDC will indirectly hold the remainder of EDA's share capital.

        •
        The Group will have the authorisation to implement a € 240.0 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

        The Memorandum of Agreement is subject to definitive documentation, pending which the waiver of certain covenants under the Company's credit agreements has been extended to December 1, 2004. The Restructuring is subject to, and certain portions of the Restructuring will become effective upon, the completion of the Share Capital Increase and the reorganisation described herein, no later than March 31, 2005. If those transactions do not occur by March 31, 2005, the parties will have 30 days to negotiate an alternative arrangement. If the negotiations do not succeed, most of the provisions of the Memorandum of Agreement will become null and void.

        Once effective, the Restructuring is intended to provide significant liquidity, including protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new rides and attractions.

        Among the measures contemplated by the Memorandum of Agreement, the Share Capital Increase and the Contribution require the approval of the Company's shareholders at an extraordinary general meeting. Finally, the Contribution makes it necessary to amend certain provisions of the Company's by-laws. Such is the purpose of the resolutions submitted to your vote.

        CHAPTER 1

        INFORMATION ON THE CONTRIBUTION AND ITS CONSEQUENCES

    1.1            ECONOMIC ASPECTS OF THE CONTRIBUTION

        The Contribution that is the subject of this document is one of the key measures contemplated by the Memorandum of Agreement. Before describing the terms of the Contribution itself, this document briefly describes the overall Restructuring. The text of the Memorandum of Agreement, which sets forth the main terms of the Restructuring, is available on the Company's web site at www.eurodisney.com.

        The Memorandum of Agreement is subject to definitive documentation, pending which the waiver of certain covenants under the Company's credit agreements has been extended to December 1, 2004. The Restructuring is subject to, and certain portions of the Restructuring will become effective upon, the completion of the Share Capital Increase and the reorganisation described herein, no later than March 31, 2005. If those transactions do not occur by March 31, 2005, the parties will have 30 days to negotiate an alternative arrangement. If the negotiations do not succeed, most of the provisions of the Memorandum of Agreement will become null and void.

    1.1.1         2004 FINANCIAL RESTRUCTURING

        New Capital and Financial Resources

        Share capital increase

        Subject to the approval of the Company's shareholders, the Company is expected to conduct the Share Capital Increase in a minimum amount of € 250.0 million (including issue premium and before deducting underwriting commissions and related expenses, estimated at approximately € 20.0 million in the aggregate). The Company hopes to complete the Share Capital Increase as soon as possible, and in any event by March 31, 2005, assuming market conditions permit the offering to take place in that time frame, and that the legal reorganisation referred to below can be implemented on the closing date of the Share Capital Increase.

        TWDC has undertaken to subscribe, or to cause an affiliate to subscribe, to new shares in the Share Capital Increase in the amount of at least € 100.0 million (including issue premium). Certain of the banks that are parties to the Restructuring have agreed to underwrite € 112.5 million (including issue premium) of the Share Capital Increase (except to the extent that any other shareholder of the Company commits to subscribe for new shares), subject to certain conditions, in particular the conditions that all required regulatory approvals be obtained and that market conditions permit the Share Capital Increase to go forward. The underwriting commitment will not constitute a garantie de bonne fin within the meaning of Article L. 225-145 of the French Commercial Code.

        New Credit Line

        TWDC has made available to the Company as of October 1, 2004 a new revolving credit line for a term of 10 years, bearing interest at the rate of 1, 3 or 6-month EURIBOR (depending on the interest period chosen by the Company), with a principal amount of € 150.0 million, scheduled to be reduced to € 100.0 million as of October 1, 2009 (the "TWDC New Credit Line").

        If the conditions for full implementation of the Restructuring are not satisfied by March 31, 2005, and the parties are not able to negotiate an alternative arrangement during the subsequent 30-day period, then the TWDC New Credit Line will terminate and amounts outstanding will become due and payable except that up to € 57.7 million (corresponding to the difference between the original amount of the Existing TWDC Credit Line, i.e. € 167.7 million, and the portion of this amount converted into long-term debt, i.e. € 110.0 million, as indicated in the paragraph below – "Deferral of Payments") will be subordinated, so that payments may not be made in the event that, and for so long as, any amounts due and payable under the Group's credit agreements (other than the Walt Disney Studios Park Loans and the Phase IA Partner Advances) have not been paid.

        Modifications to Credit Agreements

        The Memorandum of Agreement provides for a number of modifications to the Company's debt and lease agreements, including provisions governing payment of debt service during the transition period until the conditions to full implementation of the Restructuring are met, prepayments to be made once those conditions are met, and provisions that will apply (or remain effective, in the case of certain provisions that have been conditionally effective since October 1, 2004) upon full implementation of the Restructuring.

        Payments of Debt Service until Full Implementation

        The Group will be required to make payments under most of its credit agreements until the conditions to full implementation of the Restructuring are met. The Company expects that the Group's resources (including proceeds from the TWDC New Credit Line) will be sufficient to allow these payments to be made, except for the payments referred to in the next paragraph.

        Since October 1, 2004, principal payments under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partner Advances Agreement have been and will continue to be made from funds currently held as a security deposit for the benefit of the Group's lenders (which amounted to € 100.6 million as of September 30, 2004, including accrued interest). From October 1, 2004 through March 31, 2005, € 27.9 million of principal will be due in respect of these facilities. In addition, until October 31, 2004, principal payments under the senior CDC Phase I Loans (amounting to € 0.2 million) were made from interest income having accrued on the security deposit.

        Payments to Occur When the Share Capital Increase is Completed

        On the date on which the Share Capital Increase is completed, the Group will make certain prepayments in respect of certain of its outstanding credit agreements (which will require the Group to pay penalties in an aggregate amount of € 0.3 million), as well as certain additional payments, as follows:

        •
        The Company will prepay € 10.0 million due in respect of the CDC Phase I Senior Loans.

        •
        The Company will pay the 2004 interest instalment, normally due on December 31, 2004, under the CDC Walt Disney Studios Park Loans, in an amount of € 19.6 million.

        •
        The remaining balance of the security deposit will be used to prepay borrowings outstanding under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partner Advances Agreement, in an amount equal to the difference between € 100.0 million and the amount withdrawn from the security deposit prior to full implementation of the Restructuring (as described in paragraph Payments of Debt Service until Full Implementation above).

        Deferral of Payments

        The Memorandum of Agreement provides for significant deferrals of payments in respect of the Group's credit agreements. Certain of those deferrals took effect beginning on October 1, 2004, but will become null and void if the Share Capital Increase is not completed by March 31, 2005 and renegotiations are not successful, and other deferrals do not take effect until completion of the Share Capital Increase (and would never take effect if the Share Capital Increase were not to occur by March 31, 2005 and renegotiations were unsuccessful). The payment deferrals provided for in the Memorandum of Agreement include the following:

        •
        The principal repayment dates or commitment reduction dates under the Phase IA Credit Facility will be deferred by three and one half years, with the final principal repayment date falling on May 31, 2012 (instead of November 30, 2009).

        •
        The principal repayment dates in respect of the Phase IB Credit Facility and of tranche C of the Phase IB Partner Advances Agreement will be deferred by three and one half years and the final maturity date will occur on November 5, 2012 (instead of February 5, 2012 and February 5, 2014, respectively).

        •
        The principal repayment dates falling from 2004 to 2016 in respect of the CDC Phase I Loans will be deferred by three and one half years (principal instalments from 2017 through 2023 will remain unchanged).

        •
        The principal repayment dates under the Phase IA Partner Advances Agreement and the Phase IB Partner Advances Agreement (other than tranche C) will be deferred automatically as a result of the deferrals referred to above.

        •
        The € 58.0 million of interest accrued with respect to the calendar years 2001 to 2003 under the CDC Walt Disney Studios Park Loans, payment of which had been deferred in accordance with the terms of the contracts relating to these loans, will be converted into a long term loan, repayable in 2023, and subject to the same terms and conditions as the existing tranches of those loans.

        •
        Interest accrued from fiscal year 2005 through fiscal year 2014 under the CDC Walt Disney Studios Park Loans including the new € 58.0 million long-term loan described above (in the aggregate, € 22.6 million of interest per year) will be subject to conditional deferral. The maximum amount of such conditional deferral will be € 20.1 million per year from fiscal years 2005 through 2012 (as € 2.5 million will be permanently forgiven in each of such fiscal years) and € 22.6 million per year for fiscal years 2013 and 2014. The amount of such conditional deferral will depend on the Performance Indicator (as defined below) for the relevant fiscal year. If the Performance Indicator (or, as the case may be, the pro-forma Performance Indicator) for a given fiscal year is less than the Reference Performance Indicator set forth below (or, as the case may be, the pro-forma Reference Performance Indicator) for such fiscal year, then the deferred amount for such fiscal year will be equal to the excess of the Reference Performance Indicator (or, as the case may be, the pro-forma Reference Performance Indicator) over the Performance Indicator (or, as the case may be, the pro-forma Performance Indicator). Deferred interest will be converted into a long-term subordinated debt obligation, bearing interest at 5.15% per annum (interest being capitalised through January 1, 2017 and payable annually thereafter), payable after the Group's senior debt and subordinated debt (other than the CDC Walt Disney Studio Park Loans) have been repaid, starting in 2023.

        •
        The amount outstanding under the Existing TWDC Credit Line, i.e. € 110.0 million (after taking into account the forgiveness of € 10.0 million that occurred on October 1, 2004), will be converted into a long-term, subordinated debt obligation, bearing interest at 12-month EURIBOR (capitalised through January 1, 2017), payable after the Group's senior debt and subordinated debt (other than the CDC Walt Disney Studio Park Loans) have been repaid, starting in 2023.

        •
        The portion of the rent payment representing principal amortisation under the Newport Bay Club Convention Centre financial lease will be deferred by five years (with the 2017 final maturity date remaining unchanged).

        Performance Indicator

        For purposes of the conditional deferral of interest on the CDC Walt Disney Studio Park Loans, the parties to the Memorandum of Agreement agreed to set the Reference Performance Indicator at € 230.6 million, € 263.9 million, € 257.5 million, € 280.4 million, € 288.1 million, € 292.2 million, € 315.6 million, € 327.7 million, € 340.8 million and € 355.6 million for each of fiscal years 2005 through 2014, respectively. (As of the date of this document, the € 230.6 million amount applicable in fiscal year 2005 is still being discussed with the Group's lenders.) It must be emphasised that these amounts resulted from negotiations among the parties to the Memorandum of Agreement and are not an indication of Euro Disney S.C.A.'s expectations as to its future results.

        For the purpose of determining such Reference Performance Indicator, accounting principles and rules applied by Euro Disney S.C.A. in the preparation of its consolidated financial statements for fiscal year ending September 30, 2003, adjusted for the change in accounting principles related to the consolidation of the Financing Companies in accordance with article 133 of the Loi de Sécurité Financière of August 1, 2003, have been used. In the event of change in accounting principles and rules (in particular in connection with the implementation of IAS) and/or changes in the consolidated group, the Performance Indicator (which will then become the pro-forma Performance Indicator) and, if necessary, the Reference Performance Indicator (which will then become the pro-forma Reference Performance Indicator) will be adjusted accordingly.

        "Performance Indicator" means, for any fiscal year, consolidated net income (loss), after profit or loss allocated to minority interests, of Euro Disney S.C.A., as reported in the consolidated audited financial statements for such fiscal year determined in accordance with generally accepted accounting principles and rules in France, in particular, the principle of consistency, adjusted for the following items:

        •
        plus minority interests as reported in the consolidated statement of income;

        •
        plus net income tax expense or benefit (current and deferred);

        •
        less income (loss) from investments accounted for under the equity method;

        •
        less the net impact of all waivers of debts or commercial or financial payables, etc. which may be granted by TWDC or its subsidiaries;

        •
        plus the net impact (positive or negative) of depreciation and movements in reserves on tangible, intangible assets (including goodwill) and deferred charges as well as exceptional reserves and impairment charges on these same asset categories;

        •
        plus the net impact (positive or negative) of movements in: (i) current asset reserves (for example: receivables and inventories); (ii) provisions for risks and charges and (iii) provisions recorded in exceptional earnings;

        •
        plus operating expenses related to actual expenditures for major fixed assets renovations;

        •
        less net gains and losses on the sale or abandonment of tangible or intangible assets;

        •
        less financial income net of financial charges, excluding charges related to bank card commissions;

        •
        plus management fees and royalties payable to TWDC expensed for the said fiscal year.

        The Performance Indicator will be calculated based upon the consolidated statement of income of Euro Disney S.C.A. and the related supporting accounting records.

        Other Modifications to Terms of Credit Agreements

        In addition to the payment deferrals referred to above, the terms of the Group's credit agreements will be modified in a number of respects upon satisfaction of the conditions to full implementation of the Restructuring. These modifications include the following:

        •
        The margin over EURIBOR applicable under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partner Advances Agreement will be increased to 3% (from an average of 1%) effective retroactively to October 1, 2004. The interest accrued at the increased rates will be paid for the first time on the fifth day following completion of the Share Capital Increase and on each interest payment date thereafter.

        •
        The interest rate applicable to the CDC Phase I Loans (currently 5.15% fixed per annum) will be increased by 2 percentage points on € 48.3 million of principal, effective retroactively to October 1, 2004. The interest accrued at the increased rates will be paid for the first time on the fifth day following completion of the Share Capital Increase and on each interest payment date thereafter.

        •
        No further security deposits will be required to be maintained in favour of the Group's creditors.

        •
        The financial covenants that the Group will be required to respect will be modified based on the following principles set forth in the Memorandum of Agreement:

        –
        information undertakings will be simplified, and adapted in the event of changes in accounting methods;

        –
        the independent expert's missions will also be simplified and limited to certain reviews;

        –
        the gross operating profit ratio will be deleted and a new debt coverage ratio will be defined;

        –
        authorised investments (including expenditures for major fixed asset renovations) will be limited to an annual amount calculated on the basis of turnover realised in the previous fiscal year or, for fiscal years 2010 et seq., determined in agreement with the lenders' agents in the event that interest payable under the CDC Walt Disney Studio Park Loans were to be deferred in full;

          –
          development investments (including those programmed by the Company for fiscal years 2005 through 2009) will be the subject of a quarterly follow-up report reviewed by the independent expert and a completion report;

          –
          indebtedness will include the possibility for the Group to enter into financial lease agreements intended to finance authorised investments (as mentioned above), in a maximum amount of € 10.0 million per annum without the aggregate outstanding amount exceeding € 50.0 million.

        Full details of the financial covenants are currently being negotiated in connection with the definitive documentation of the measures contemplated by the Memorandum of Agreement.

        •
        From January 1, 2005 until December 31, 2007, prepayment under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partner Advances Agreement can be made, in whole only, at the following percentages of the then outstanding principal amount under these loans:

        –
        from January 1, 2005 to December 31, 2005: 103%

        –
        from January 1, 2006 to December 31, 2006: 102%

        –
        from January 1, 2007 to December 31, 2007: 101%

        Management Fees and Royalties payable to TWDC

        Deferrals of Management Fees and Royalties Payable to TWDC

        The Memorandum of Agreement contemplates both conditional and unconditional deferrals of management fees and royalties payable by the Company to TWDC, as follows:

        •
        € 25.0 million of management fees and royalties due in respect of each of fiscal years 2005 through 2009 will be unconditionally deferred and converted into a subordinated, long-term debt obligation, bearing interest at an annual rate of 12-month EURIBOR (capitalised through January 1, 2017), payable after the Group's senior debt and subordinated debt (other than the CDC Walt Disney Studio Park Loans) have been repaid, starting in 2023.

        •
        Additional management fees and, as necessary, royalties, in a maximum aggregate amount of € 25.0 million per year with respect to fiscal years 2007 through 2014, will be subject to a conditional deferral. The amount of such conditional deferral will depend on the Performance Indicator (as defined above) for the relevant fiscal year. If the Performance Indicator (or, as the case may be, the pro-forma Performance Indicator) for a given fiscal year is less than the Reference Performance Indicator set forth below (or, as the case may be, the pro-forma Reference Performance Indicator) for such fiscal year, then the deferred amount for such fiscal year will be equal to the excess (up to a maximum of € 25.0 million) of the Reference Performance Indicator (or, as the case may be, the pro-forma Reference Performance Indicator) over the Performance Indicator. Deferred amounts will be converted into a subordinated, long-term debt obligation with the same terms as those applicable to the unconditional deferred amounts.

        If the Share Capital Increase does not occur by March 31, 2005 and the parties are unable to negotiate an alternative arrangement during the subsequent 30-day period, then the above-mentioned deferrals will be null and void.

        Performance Indicator

        For purposes of the conditional deferral of management fees and royalties, the parties to the Memorandum of Agreement agreed to set the Reference Performance Indicator at € 282.5 million, € 305.4 million, € 313.1 million, € 317.2 million, € 340.6 million, € 352.7 million, € 365.8 million and € 380.6 million for each of fiscal years 2007 through 2014, respectively. It must be emphasised that these amounts resulted from negotiations among the parties to the Memorandum of Agreement and are not an indication of Euro Disney S.C.A.'s expectations as to its future results.

        For the purpose of determining such Reference Performance Indicator, accounting principles and rules applied by Euro Disney S.C.A. in the preparation of its consolidated financial statements for fiscal year ending September 30, 2003, adjusted for the change in accounting principles related to the consolidation of the Financing Companies in accordance with article 133 of the Loi de Sécurité Financière of August 1, 2003, have been used. In the event of change in accounting principles and rules (in particular in connection with the implementation of IAS) and/or change in the consolidated group, the Performance Indicator (which will then become the pro-forma Performance Indicator) and, if necessary, the Reference Performance Indicator (which will then become the pro-forma Reference Performance Indicator) will be adjusted accordingly.

        Payment Due Upon Completion of the Share Capital Increase

        The management fees and royalties due by the Company in respect of fiscal year 2004, in the amount of € 57.7 million, will be due and payable upon completion of the Share Capital Increase. If the Share Capital Increase does not occur by March 31, 2005 and the parties are unable to negotiate an alternative arrangement during the subsequent 30-day period, then such royalties and management fees will be due and payable upon the expiration of such 30-day period.

        Reduction and Elimination of Payments Related to Leases and Subleases Pursuant to the Legal Reorganisation

        As part of the Restructuring, the Group will implement a legal reorganisation that primarily consists of the Contribution transaction that is the subject of this document. The purpose of the Contribution transaction is to avoid the need for the Company to make payments in the aggregate amount of € 292.1 million (plus € 16.0 million of interest) starting in June 2006, which would otherwise have been necessary in order for the Company to exercise its option to maintain its rights to the Disneyland Park and certain of its key attractions.

        New Development and Investment Plan

        The Memorandum of Agreement provides the Group with the necessary bank authorisations for a € 240.0 million capital development program primarily consisting of new theme park attractions to be opened between fiscal years 2006 and 2008. These new investments will include a new attraction in the Disneyland Park and new attractions focused on families with small children as well as a major new attraction in the Walt Disney Studios Park. The timing of these expenditures is currently planned as follows:

Fiscal Year	(€ in millions)

2005 (and before)	75
2006	75
2007	50
2008	30
2009 (and beyond)	10
Total	240

        In addition, the Memorandum of Agreement provides the Group with greater flexibility in determining the appropriate level of recurring capital expenditures, which are currently limited to approximately 3% of consolidated revenues (other than participant revenues). The maximum limit on capital and major fixed asset renovation expenditures will be raised to an average of 5% of consolidated revenues (other than participant revenues) over the first five fiscal years, with greater flexibility in the timing of the expenditures from year to year. After the first five years, if the Group has not exhausted the cash flow benefit of the conditional deferral of interest under the CDC Walt Disney Studios Park Loans and the conditional deferral of management fees and royalties, these expenditures will continue to be permitted up to 5% of prior fiscal year revenues.

        Other Measures

        Maintenance of TWDC's Interest in the Company's Share Capital

        TWDC has undertaken to hold directly or indirectly at least 39% of the common stock of the Company until December 31, 2016.

    1.1.2         IMPACT OF THE RESTRUCTURING ON GROUP CASH FLOW

        The Restructuring is intended to improve the Group's liquidity situation significantly by providing new financial resources and deferring payment obligations. Once the Restructuring becomes effective, the principal cash impacts on the Group will be the following:

        •
        The Group will realise € 400.0 million in new financial resources in fiscal year 2005, including € 250.0 million from the Share Capital Increase (before deducting underwriting commissions and other costs and subject to the approval of the Company's shareholders) and € 150.0 million (until September 30, 2009 and € 100.0 million thereafter) from the TWDC New Line of Credit.

        •
        The cash payments that the Group will be required to make in fiscal year 2005 in respect of its credit agreements and the Existing TWDC Line of Credit (whose maturity date was initially June 10, 2004 and has been deferred as part of the Restructuring) will be reduced by € 241.4 million (after taking into account the increased interest that the Group will be required to pay). In addition, the Group will realise reductions in cash outflow from similar deferrals through fiscal year 2009, as shown in the table below.

        •
        The Group's cash payments in respect of management fees and royalties due to TWDC subsidiaries will be reduced by € 25.0 million per year through fiscal year 2007, by between € 25.0 million and up to € 50.0 million per year in fiscal years 2008, 2009 and 2010, depending on financial performance of the Group, and by up to € 25.0 million per year from fiscal years 2011 through 2015, depending on the financial performance of the Group.

        •
        Following the Contribution, under which EDA will become a subsidiary of the Company, the Group will realise significant cash savings in respect of amounts it otherwise would have had to pay to EDA to exercise its option to maintain its rights to the Disneyland Park and to certain of its key attractions, i.e. the ACP Assets. These savings include € 78.7 million that the Company would have had to make over approximately a two-year period starting in June 2006 to exercise the option to maintain its rights in respect of the Disneyland Park. The cash savings also relate to € 213.4 million of lease-related payments that the Company would have had to make over an eight-year period starting in July 2007 to exercise the option to maintain its rights on the ACP Assets, which the Company currently leases from EDA.

        The following table summarises the impact of the Restructuring, assuming it is implemented, on the cash flows of the Group in comparison to its pre-Restructuring contractual obligations. The table includes the impact of increased interest rates on debt service as described above, see paragraph 1.1.1 – "Modifications to Credit Agreements", – "Other Modifications to Terms of Credit Agreements".

        For the sake of simplicity, the table does not take into account the impact that deferrals of principal repayments, management fees and royalties and interest expenses will have on interest payments and interest income on cash. Although these deferrals will improve the Group's liquidity situation and potentially create supplementary financial income, they will also have the effect of increasing the Group's borrowings and interest expenses.

        In addition, the table does not take into account the capital investment expenditures in connection with the new development and investment plan made possible by the Restructuring, which are described separately. See paragraph 1.1.1 – "New Development and Investment Plan". It also does not take into account the exceptional expenses linked to the Restructuring that remain to be paid in fiscal year 2005.

SIGNIFICANT IMPACTS OF THE RESTRUCTURING ON GROUP CASH FLOW

	Fiscal Year Ending September 30,
Impacts: Positive/(Negative) (€ in millions)	2005		2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	There- after	Net Impact

ADDITIONAL CAPITAL AND CREDIT RESOURCES:
Share Capital Increase(1)	230.0		–	–	–	–	–	–	–	–	–	–	–	230.0
New TWDC Line of Credit(2)	150.0		–	–	–	–	(50.0)	–	–	–	–	–	(100.0)	–

Sub-Total	380.0		–	–	–	–	(50.0)	–	–	–	–	–	(100.0)	230.0
CASH SAVINGS AND ADDITIONAL COSTS:
Savings on Payments to EDA Pursuant to Legal Reorganisation(3)	–		13.9	91.3	26.7	26.7	26.7	26.7	26.7	26.7	26.7	–	–	292.1
Waiver by TWDC on Existing Line of Credit	10.0		–	–	–	–	–	–	–	–	–	–	–	10.0
Waiver by CDC of Future Interest Expense	–		2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	–	–	–	20.0
Impact of Increased Interest Rates(4)	(9.3)		(9.7)	(9.7)	(9.3)	(7.6)	(5.7)	(3.8)	(1.8)	(1.0)	(0.9)	(0.4)	(3.5)	(62.7)

Sub-Total	0.7		6.7	84.1	19.9	21.6	23.5	25.4	27.4	28.2	25.8	(0.4)	(3.5)	259.4
LONG-TERM DEFERRALS OF CASH EXPENDITURES(5):
Rescheduling of Bank Debt Service Requirements	129.8	(6)	76.0	93.4	47.5	8.5	(35.1)	(28.0)	(54.3)	(47.7)	2.2	7.3	(199.6)	–
Deferral of Repayment of Existing Line of Credit	110.0		–	–	–	–	–	–	–	–	–	–	(110.0)	–
Deferral of Management Fees and Royalties	–		25.0	25.0	25.0	25.0	25.0	–	–	–	–	–	(125.0)	–
Deferral Convention Centre Lease Payments	0.9		1.2	1.2	1.4	1.4	0.5	0.5	0.5	0.5	0.5	0.5	(9.1)	–

Sub-Total	240.7		102.2	119.6	73.9	34.9	(9.6)	(27.5)	(53.8)	(47.2)	2.7	7.8	(443.7)	–

Total Unconditional Impacts	621.4		108.9	203.7	93.8	56.5	(36.1)	(2.1)	(26.4)	(19.0)	28.5	7.4	(547.2)	489.4

CONDITIONAL DEFERRALS OF CASH EXPENDITURES(5):
Conditional Deferral of Management Fees and Royalties	–		–	–	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	(200)	–
Conditional Deferral of CDC Interest	–		20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	22.6	22.6	(206)	–

Sub-Total Maximum Conditional Deferrals	–		20.1	20.1	45.1	45.1	45.1	45.1	45.1	45.1	47.6	47.6	(406)	–
TOTAL IMPACTS (Unconditional and Conditional)	621.4		129.0	223.8	138.9	101.6	9.0	43.0	18.7	26.1	76.1	55.0	(953.2)	489.4

          (1)
          After deduction of estimated Share Capital Increase costs estimated at € 20.0 million.
          (2)
          As of October 31, 2004, no drawings have been made on this line.
          (3)
          Excludes interest savings of approximately € 16.0 million.
          (4)
          Represents cost of increased interest rates negotiated as part of the Restructuring using the post restructuring maturity schedule, but excluding the impact that the creation of new debt from the deferrals will have on interest charges.
          (5)
          Excludes impact of annual interest on the deferred amounts, which will be added to borrowings and paid starting in fiscal year 2023.
          (6)
          Represents the net impact of the elimination of the debt security deposits (€ 100 million) and the deferrals of the debt repayments (net of the € 110 million prepayments and the deferral of € 58 million of accrued interests).

    1.1.3         IMPACT OF THE RESTRUCTURING ON THE GROUP'S DEBT MATURITY PROFILE

        The table below summarises the scheduled principal maturities of the Group's borrowings as of September 30, 2004 before and after the Restructuring (assuming it is fully implemented):

	Scheduled Maturities (€ in millions)
Fiscal year:	Before Restructuring		After Restructuring		Change

2005	206.8	(1)	110.0	(2)	96.8
2006	76.0		–		76.0
2007	93.4		–		93.4
2008	107.6		60.1		47.5
2009	95.0		86.5		8.5
Thereafter	1,367.2		1,737.4		(370.2)
Sub-total	1,946.0		1,994.0		(48.0)

Accrued Interest	106.8		48.8		58.0
Total Borrowings	2,052.8		2,042.8		10.0

          (1)
          Fiscal Year 2005 scheduled maturities include € 125.0 million representing the amount outstanding under the Existing TWDC Credit Line. "After Restructuring", € 10.0 million of this amount will be the subject of a debt waiver and the remaining € 115.0 million is included in the "Thereafter" amount.

          (2)
          The amount of € 110.0 million corresponds to the prepayments described in paragraph 1.1.1 – "Payments to Occur When the Share Capital Increase is Completed."

    1.1.4         IMPACT OF THE RESTRUCTURING ON THE GROUP'S FINANCIAL STATEMENTS

        The measures implemented in the context of the Restructuring will significantly impact the cash flows and financial position of the Group. Certain of the financial statement impacts will be recorded immediately upon completion of the Restructuring, while others will be realised over a period of several years as follows:

        •
        The Share Capital Increase will increase the Group's cash and shareholders' equity in fiscal year 2005.

        •
        The deferrals of principal repayments and increases in the margin paid over EURIBOR on certain tranches of the Group's debt will increase interest charges over the remaining term of the debt through 2013.

        •
        The payment deferrals of management fees, royalties due to TWDC's subsidiaries and CDC interest expenses, will increase long-term subordinated debt, which will also increase annual interest expense. However, these payment deferrals will not reduce the annual expenses recorded in the Group's consolidated income statement for management fees, royalties and CDC interest expense, as the amount corresponding to these deferred amounts will be accrued as expenses.

        •
        The waiver of debts by certain creditors will increase the Group's net results and cash flows.

        •
        The changes in the Group's organisational structure will affect the consolidated balance sheet in such a way that after the Contribution Completion Date there will be an increase in retained earnings and an equivalent decrease in minority interests, in order to reflect the respective ownership interests of Euro Disney S.C.A. and TWDC in EDA following the Contribution.

    1.1.5         SUMMARY OF THE CONTRIBUTION TRANSACTION

        EDA currently leases the Disneyland Park from Euro Disneyland S.N.C., a special purpose financing company, under a finance lease (crédit-bail, the "Disneyland Park Lease") and subleases the Disneyland Park to Euro Disney S.C.A. under a sublease (the "Disneyland Park Sublease"). EDA is also the owner of certain key attractions of the Disneyland Park (the "ACP Assets"), which include several attractions constructed after the Disneyland Park first opened (including Space Mountain). EDA leases these ACP Assets to Euro Disney S.C.A. under a separate lease (the "ACP Lease"). The lease contracts and the sublease contract are described in detail in paragraph 1.1.6.6 below. Both EDA and Euro Disneyland S.N.C. have been consolidated in the Group's consolidated financial statements since October 1, 2003.

        In order to recover its rights with respect to the Disneyland Park Lease, Euro Disney S.C.A. would need to pay a lease option fee provided for in the Disneyland Park Sublease of € 78.7 million over approximately a two-year period starting in June 2006 plus a variable interest rate based on EURIBOR. If this option were exercised, Euro Disney S.C.A. would become the primary lessee (instead of and in lieu of EDA) of the Disneyland Park, for which Euro Disneyland S.N.C. is the owner. Additionally, in order to reacquire title to the ACP Assets, Euro Disney S.C.A. would be required to pay a repurchase price under the ACP Lease of € 213.4 million payable in eight annual instalments starting in July 2007, plus interest at a rate of 1% per annum.

        Subject to the approval of Euro Disney S.C.A.'s shareholders, and to avoid the need to make these payments in order for Euro Disney S.C.A. to exercise its option to maintain its rights to the Disneyland Park and the ACP Assets, Euro Disney S.C.A. is expected to implement a legal reorganisation pursuant to which it will contribute substantially all of its assets and liabilities to EDA, receiving 82% of the share capital of EDA in exchange for the Contribution. TWDC will continue to hold indirectly a part of the share capital of EDA, then amounting to 18%.

        Following completion of the Contribution, the Disneyland Park Sublease and the ACP Lease between EDA and Euro Disney S.C.A. will terminate as a result of EDA's becoming both the lessor and lessee thereunder, and as a result no further payments will be due in respect of those arrangements. Euro Disney S.C.A. will become a holding company, the main asset of which will be its 82% shareholding in EDA, while EDA will become the principal operating company of the Group.

        The Contribution is therefore intended to allow Euro Disney S.C.A. to participate in the continued operation of the Disneyland Park through EDA without having to pay amounts that would otherwise be payable to EDA in order to acquire the above-mentioned rights of EDA.

    1.1.6         PRE-EXISTING RELATIONSHIPS BETWEEN THE TWO COMPANIES

    1.1.6.1       Equity Relationships

        As of the date of this document, there are no equity relationships between Euro Disney S.C.A. and EDA, which do not own any equity interest in each other.

        As of the date of this document, TWDC holds 40.6% of the share capital of Euro Disney S.C.A. (through its indirect wholly-owned subsidiary EDL Holding Company) and 100% of EDA (through its indirect wholly-owned subsidiaries Euro Disney Investments S.A.S. and EDL Corporation S.A.S.). TWDC's interest in EDA is expected to be reduced to 18% following the Contribution.

        In addition, EDL Participations S.A.S., a wholly-owned subsidiary of EDL Holding Company, is the sole general partner of Euro Disney S.C.A. As of the date of this document, Euro Disney Investments S.A.S. and EDL Corporation S.A.S. are the general partners of EDA.

    1.1.6.2       Guarantees (cautions)

        As of the date of this document, neither Euro Disney S.C.A. nor EDA have granted any guarantees to each other.

    1.1.6.3       Joint Manager (Gérant)

        Euro Disney S.A.S. is the Gérant of both Euro Disney S.C.A. and EDA.

    1.1.6.4       Jointly-Held Subsidiaries

        As of the date of this document, Euro Disney S.C.A. and EDA have no jointly-held subsidiaries.

    1.1.6.5       Technical or Commercial Agreements

        As of the date of this document there are no technical or commercial agreements between Euro Disney S.C.A. and EDA.

    1.1.6.6       Specific Agreements

        Disneyland Park Lease and Sublease

        Since June 30, 1994, EDA leases the Disneyland Park from Euro Disneyland S.N.C. pursuant to the Disneyland Park Lease and subleases the Disneyland Park to Euro Disney S.C.A. pursuant to the Disneyland Park Sublease. The Disneyland Park Sublease has a 12-year term, at the end of which Euro Disney S.C.A. will have the option to acquire the rights of EDA under the Disneyland Park Lease upon payment of an amount of € 78.7 million over approximately a two-year period starting in June 2006. If Euro Disney S.C.A. does not exercise this option, EDA may either continue to lease the Disneyland Park and benefit from an option to purchase it for an amount equivalent to the outstanding debt of Euro Disneyland S.N.C. (which stood at € 1,734.9 million at September 30, 2004), or alternatively EDA may terminate the Disneyland Park Lease, in which case EDA would have to pay Euro Disneyland S.N.C. an amount equal to 75% of the outstanding debt of Euro Disneyland S.N.C. If this were to occur, EDA could sell or lease the Disneyland Park on behalf of Euro Disneyland S.N.C. to repay the remaining outstanding loans, with any excess proceeds payable to the benefit of EDA.

        ACP Lease

        As part of the 1994 financial restructuring, Euro Disney S.C.A. sold to EDA the ACP Assets for € 213.4 million. These assets were then leased back by EDA to Euro Disney S.C.A. pursuant to the 12-year ACP Lease for a fixed annual rental of € 2.1 million. Upon expiration of the ACP Lease in 2006, Euro Disney S.C.A. has the option to purchase the ACP Assets for € 213.4 million (which may be paid over 8 years from July 2007 with interest at 1% per annum), or enter into a 12-year finance lease agreement with EDA, with payment terms identical to those of the purchase option. Upon the expiration of the lease, Euro Disney S.C.A. would have the option to purchase the ACP Assets for a nominal amount.

    1.1.7         PURPOSES AND OBJECTIVES OF THE PROPOSED CONTRIBUTION

        As indicated in paragraph 1.1.5, Euro Disney S.C.A. would have to pay € 78.7 million to EDA over approximately two years starting in June 2006 in order to acquire the rights of EDA under the Disneyland Park Lease, and in addition, would either have to pay EDA € 213.4 million over eight years starting in July 2007, in order to acquire the ACP Assets, or have to continue financing its acquisition under the 12-year finance lease agreement with EDA.

        The Contribution is therefore designed to allow Euro Disney S.C.A. to participate in the continued operation of the Disneyland Park through EDA (which, as a result of the Contribution, will become its 82%-owned subsidiary) without having to pay amounts that would otherwise be payable to EDA in order to acquire the above-mentioned rights of EDA.

    1.2            LEGAL ASPECTS OF THE CONTRIBUTION

    1.2.1         THE CONTRIBUTION ITSELF

    1.2.1.1       Date of the Contribution Agreement

        The Contribution Agreement relating to the proposed Contribution was signed on September 30, 2004 and was modified on November 8, 2004.

    1.2.1.2       Financial Statements Used to Determine the Terms and Conditions of the Contribution Values

        The assets and liabilities contributed to EDA and the terms and conditions of the Contribution have been determined, on a preliminary basis, by reference to the unconsolidated unaudited interim financial statements of Euro Disney S.C.A. as of June 30, 2004 and were determined, on a definitive basis, by reference to the unconsolidated audited financial statements of Euro Disney S.C.A. as of September 30, 2004 (the "Reference Accounts"), provided that the contributed business shall be transferred to EDA on an "as is" basis on the Contribution Completion Date.

    1.2.1.3       Retroactive Effect of the Contribution

        For French accounting and tax purposes, the Contribution will be retroactively effective as of October 1, 2004.

    1.2.1.4       Date of the Meetings of the Supervisory Boards Approving the Contribution

        The Contribution Agreement was approved by the Supervisory Board of each of Euro Disney S.C.A. and EDA on September 28, 2004 and September 30, 2004, respectively.

        In accordance with Article 3.1(b.2) of the by-laws (statuts) of Euro Disney S.C.A., the members of the Supervisory Board of Euro Disney S.C.A. who are directors, officers, managers or employees of affiliates of Euro Disney S.A.S. or companies affiliated with Euro Disney S.A.S. abstained from voting following the approval of the Contribution Agreement.

    1.2.1.5       Date on which the Contribution Agreement Relating to the Proposed Contribution was Filed with the Commercial Court

        The Contribution Agreement relating to the proposed Contribution is expected to be filed with the clerk of the Commercial Court of Meaux on or about November 10, 2004.

    1.2.1.6       Decision of the Autorité des marchés financiers

        In a letter dated September 27, 2004, the Autorité des marchés financiers (the "AMF") was informed, in accordance with the provisions of Article 5-6-6 of the Règlement général du Conseil des marchés financiers, of the proposed Contribution. In its decision No204C1223 dated October 13, 2004 and published in the Bulletin des Annonces Légales Obligatoires (the "BALO") on October 15, 2004, the AMF confirmed that the Contribution will not require any mandatory repurchase tender offer for Euro Disney S.C.A. shares under such Article 5-6-6.

    1.2.1.7       Conditions Precedent

        The completion of the Contribution is subject to the fulfilment of the following conditions precedent, which are set forth in Article 8 of the Contribution Agreement for the benefit of both parties. The Contribution will be effective on the date on which all of the following conditions precedent have been satisfied (the "Contribution Completion Date"):

        (a)
        the final and binding decision by the AMF confirming that no mandatory repurchase tender offer (offre publique de retrait obligatoire) relating to the securities issued by Euro Disney S.C.A. will be required as a result of the Contribution;

        (b)
        the decision by the Supervisory Board of EDL Hôtels S.C.A. approving EDA as new shareholder of EDL Hôtels S.C.A.;

        (c)
        the approval of the Contribution Agreement by the extraordinary general meeting of the shareholders of Euro Disney S.C.A.;

        (d)
        the approval of the Contribution Agreement by the general partner (associé commandité) of Euro Disney S.C.A.;

        (e)
        the approval of the Contribution Agreement and the related capital increase of EDA by the extraordinary general meeting of the shareholders of EDA;

        (f)
        the approval of the Contribution Agreement and the related capital increase of EDA by the general partners (associés commandités) of EDA;

        (g)
        the waiver by the beneficiaries of the droit de préemption urbain of their preemptive rights with respect to the contributed business or the lapse of this right;

        (h)
        the receipt of an agreement in principle from the French tax authorities relating to the transfer to EDA of the ordinary tax losses of Euro Disney S.C.A. existing as of September 30, 2004, and to the tax treatment of the reassuming over time of the provisions relating to the off-balance sheet undertakings accounted for by EDA as a result of the Contribution;

        (i)
        the execution by the relevant parties thereto of an amendment to the Convention pour la création et l'exploitation d'Euro Disneyland en France entered into between the French State, the région d'Ile-de-France, the département de Seine-et-Marne, EPA Marne and the Régie Autonome des Transports Parisiens on March 24, 1987, as such amendment is required in connection with the Contribution; and

        (j)
        the completion by Euro Disney S.C.A. of the Share Capital Increase (with preferred subscription rights) with gross proceeds of at least € 250.0 million (including issue premium).

        EDA and Euro Disney S.C.A. have expressly agreed that the satisfaction of the conditions precedent will not have any retroactive effect as of October 1, 2004, except for French tax and accounting purposes. See paragraph 1.2.1.3 above.

        If the condition precedent mentioned above under paragraph (h) is not satisfied by November 19, 2004, or with respect to the other conditions precedent, by March 31, 2005, at the latest, the Contribution Agreement may be deemed null and void by either party.

    1.2.1.8       Legal Regime of the Contribution

        As a result of the election made by the parties pursuant to Article L. 236-22 of the Commercial Code, the Contribution will be subject to the provisions of Articles L. 236-16 to L. 236-21 of such Code. Accordingly, the Contribution will result in EDA's acquiring all rights and obligations of Euro Disney S.C.A. with respect to the Contributed Business (as defined in paragraph 1.3.1.1).

    1.2.1.9       Tax Regime

        Corporate Income Tax

        The Contribution is subject to the regime provided for in Article 210 A of the General Tax Code, EDA taking in this respect all the undertakings set forth in this Article and Euro Disney S.C.A. all the undertakings set forth in Article 210 B-1 of the General Tax Code (including the commitment to retain the EDA shares received in consideration for the Contribution during three years). In addition, in accordance with the provisions of Article 209-II of the General Tax Code, Euro Disney S.C.A. and EDA have applied for a ruling from the French Minister of Economy, Finance and Industry in view of the transfer to EDA of the tax losses available to the Euro Disney tax group as of September 30, 2004.

        Registration Duties

        In accordance with the provisions of Articles 816-I and 817-I of the General Tax Code, the Contribution will be subject to a fixed duty of € 230.

    1.2.2         CONTROL OF THE PROPOSED CONTRIBUTION

    1.2.2.1       Date of the General Shareholders' Meetings Voting on the Contribution

        The general shareholders' meeting of Euro Disney S.C.A. has been convened to vote on the proposed Contribution on December 17, 2004. The general partner of Euro Disney S.C.A. is expected to approve the transaction on or prior to December 17, 2004.

        The general shareholders' meeting of EDA will be convened to vote on the proposed Contribution and the related capital increase, at a meeting to be held on the Contribution Completion Date. The general partners of EDA are expected to approve the Contribution on or prior to the approval thereof by EDA's shareholders.

        TWDC has undertaken to cause its affiliates holding shares in Euro Disney S.C.A. and EDA to vote such shares in favour of the Contribution.

    1.2.2.2       Contribution Appraisers

        As requested in a joint motion of Euro Disney S.C.A. and EDA, on July 2, 2004 the President of the Commercial Court of Meaux appointed as contribution appraisers:

        •
        Mr. Dominique Ledouble, CDL, residing at 99, boulevard Haussmann, 75008 Paris; and

        •
        Mr. Jean-Pierre Colle, RSM Salustro Reydel, residing at 8, avenue Delcassé, 75008 Paris.

        In accordance with applicable laws, their reports will be made available for inspection by the shareholders at the registered offices of the relevant companies, and the report of the contribution appraisers on the value of the Contribution will be filed with the clerk of the Commercial Court of Meaux. The reports of the contribution appraisers are outlined in paragraphs 1.3.3.1 and 1.4.4.1 and attached as Exhibits 1 and 2, respectively.

    1.2.3         CONSIDERATION FOR THE CONTRIBUTION

        Consideration for the Contribution will consist entirely of a share capital increase of EDA.

        •
        The par value of the shares of EDA issued as consideration for the Contribution is € 0.15 per share.

        •
        The number of shares to be newly issued is 3,340,675,390. Accordingly, the amount of the share capital increase (excluding contribution premium) resulting from the Contribution will be € 501,101,308.50. Therefore, following the Contribution, the share capital of EDA will increase to € 611,099,156.70, divided into 4,073,994,378 shares.

        •
        The new shares issued to Euro Disney S.C.A. will rank pari passu in all respects with the existing shares of EDA. These newly issued shares will give the right to receive any dividends declared after their issue date.

        •
        The new shares will be negotiable upon completion of the capital increase but will not be listed on any exchange.

    1.3            ACCOUNTING FOR THE CONTRIBUTION

    1.3.1         DESCRIPTION AND VALUE OF THE TRANSFERRED ASSETS AND ASSUMED LIABILITIES

    1.3.1.1       Description of the Transferred Assets and Assumed Liabilities

        Following the proposed Contribution, the business that is currently conducted directly by Euro Disney S.C.A. (including through the Disneyland Park Sublease and the ACP Lease) will be conducted indirectly by Euro Disney S.C.A., through its 82%-owned subsidiary EDA.

        The assets and liabilities contributed by Euro Disney S.C.A. to EDA in the Contribution consist of substantially all of the assets and liabilities of Euro Disney S.C.A., as they will exist on the Contribution Completion Date, subject to the following exceptions (the "Contributed Business"):

        Assets that are not being contributed (the "Excluded Assets") are comprised of:

        (i)
        shares of Euro Disney Commandité S.A.S., a wholly-owned subsidiary of Euro Disney S.C.A. that shall become on the Contribution Completion Date the third general partner of EDA so as to increase Euro Disney S.C.A.'s control over EDA and permit Euro Disney S.C.A. to consolidate EDA in its consolidated accounts; and

        (ii)
        € 45.0 million of proceeds of the Share Capital Increase, which will be retained by Euro Disney S.C.A. to cover underwriting fees and other costs of the Share Capital Increase (estimated at approximately € 20.0 million in the aggregate) and its recurring operating costs on a long-term basis as a holding company after the Contribution (estimated at € 25.0 million).

        Liabilities that are not being contributed (the "Excluded Liabilities") are comprised of:

        (i)
        costs relating to the Share Capital Increase, because such costs will be paid for with a portion of the € 45.0 million retained by Euro Disney S.C.A. for that purpose as discussed above;

        (ii)
        liabilities under employment agreements of 11 employees of Euro Disney S.C.A. not transferred to EDA (such as investor relations staff and certain members of the legal and financial departments) whose jobs are and will continue to be associated with the operation of Euro Disney S.C.A. as a public holding company; and

        (iii)
        Euro Disney S.C.A.'s obligations under the stock options granted by it, which cannot be transferred.

        In accordance with French law, the assets and liabilities to be contributed to EDA are identified in the Contribution Agreement signed on September 30, 2004 by Euro Disney S.C.A. and EDA based on Euro Disney S.C.A.'s interim unconsolidated unaudited financial statements as of June 30, 2004, subject to an update by reference to the Reference Accounts. See paragraph 1.2.1.2. However, the contributed assets, rights and liabilities (other than the Excluded Assets and Excluded Liabilities), including all off-balance sheet liabilities of Euro Disney S.C.A., will be transferred to EDA as they exist on the Contribution Completion Date, regardless of whether or not they are recorded in the Reference Accounts.

        Description of the Assets Contributed

        The contributed assets will include substantially all of the assets (other than the Excluded Assets) recorded in the Reference Accounts less any assets transferred or destroyed between October 1, 2004 and the Contribution Completion Date (the "Contribution Interim Period") plus any assets acquired by Euro Disney S.C.A. during the Contribution Interim Period, which will be contributed in their existing condition as of the Contribution Completion Date.

        In addition, on the Contribution Completion Date, the assets contributed will also include the cash corresponding to the portion of the Share Capital Increase contributed by Euro Disney S.C.A. to EDA, (i.e., € 205.0 million, which equals the gross proceeds of the Share Capital Increase less € 45.0 million corresponding to underwriting fees and other costs of the Share Capital Increase (estimated at approximately € 20.0 million in the aggregate) and recurring operating costs of Euro Disney S.C.A. on a long-term basis as a holding company after the Contribution (estimated at € 25.0 million)).

        Description of the Contributed Liabilities

        The contributed liabilities will include substantially all of the liabilities (other than the Excluded Liabilities) recorded in the Reference Accounts, less any liabilities discharged during the Contribution Interim Period plus any new liabilities accrued during the Contribution Interim Period, as such liabilities and obligations will exist as of the Contribution Completion Date, including any off-balance sheet commitments of Euro Disney S.C.A.

        The liabilities transferred by Euro Disney S.C.A. to EDA will also include the following off-balance sheet commitments resulting from the Contribution, which in accordance with statutory accounting rules are not included in the balance sheet of the Reference Accounts (the "Off-Balance Sheet Obligations"):

        (i)
        A liability equal to the value of the obligations resulting from the Disneyland Park Lease and the Disneyland Park Sublease for a net amount of € 810.3 million as of September 30, 2004, and

        (ii)
        A liability of € 8.6 million as of October 1, 2004 relating to employee retirement indemnities.

    1.3.1.2       Valuation Principles Applicable to the Contribution

        General Principle

        The contributed assets and the assumed liabilities (collectively, the "Contributions") have been assessed at their accounting fair value (valeur réelle).

        Accounting Valuation of the Contributions, as a Whole

        The accounting valuation of the Contributions, taken as a whole, has been determined by reference to Euro Disney S.C.A.'s weighted average stock price between June 9, 2004 (date of the announcement of the first agreement concerning the Restructuring) and August 2, 2004 (date on which the time period for approval of that agreement was extended from July 31 to September 30, 2004), increased by the discounted value of the future operating costs of Euro Disney S.C.A. on a long-term basis, estimated at € 25.0 million, and taking into account the € 205.0 million contributed from the proceeds of the Share Capital Increase.

        This accounting valuation of the Contributions has been assessed in the Contribution Agreement at € 609.0 million. Pursuant to the terms of the Contribution Agreement, this amount has been adjusted downwards by an amount equal to the difference between the estimated unconsolidated net result (résultat net) of Euro Disney S.C.A. for the fourth quarter of 2004 (as estimated as of the date of the execution of the Contribution Agreement) and the definitive amount of the said net result on the same period (i.e., a loss of € 5,437,472.59). As a result, the net value of the Contributions amounts to € 603,562,527.41 (representing € 609,000,000 less the € 5,437,472.59 adjustment) (the "Net Accounting Fair Value of the Contributions" (valeur nette des apports)).

    1.3.1.3       Accounting for the Contribution

        Allocation of the Net Accounting Fair Value of the Contributions – Accounting for the Contributions

        The Net Accounting Fair Value of the Contributions equal to € 603.5 million(1), will be allocated among assets and liabilities, taken individually, and accounted for in EDA's accounts, as follows:

          (1)
          € 603,562,527.41.

        (i)
        contributed assets and liabilities will be recorded at the net book value (valeur nette comptable) of the Contributed Business as of October 1, 2004 (i.e., € 1,375.0 million);

        (ii)
        the value of the Off-Balance Sheet Obligations included in the Contributed Business totalling € 818.9 million will be recorded by EDA at the values indicated in paragraph 1.3.1.1; and

        (iii)
        the € 47.4 million goodwill of the Contributed Business will be recorded by EDA at its accounting fair value which is equal to the difference between (i) the accounting valuation of the Contributions taken as a whole as initially determined in the Contribution Agreement (€ 609.0 million) and (ii) the sum of the accounting fair values of the individual assets and liabilities contributed as fixed in the Contribution Agreement at € 561.6 million.

        Impact of the Contribution on Euro Disney S.C.A.'s Accounting

        Consolidated Financial Statements of the Group

        Before completion of the Contribution, EDA has already been included within the scope of consolidation of the Group since October 1, 2003, as a consolidated special purpose financing company. The completion of the Contribution will not affect the individual values of the assets and liabilities, which will retain their historical consolidated book values. The completion of the Contribution will affect the consolidated balance sheet in such a way that after the Contribution Completion Date there will be an increase in retained earnings and an equivalent decrease in minority interests, in order to reflect Euro Disney S.C.A.'s 82% ownership interest in EDA following the Contribution.

        For a presentation of the pro-forma impact of the Contribution on the Group's consolidated financial statements, see paragraph 1.5.2.2.

        Unconsolidated Financial Statements of Euro Disney S.C.A.

        In the unconsolidated financial statements of Euro Disney S.C.A., the balance sheet will be adjusted to reflect the transfer of the Contributed Business and the resulting investment in EDA. The difference between (i) the net book value of the Contributed Business (i.e., € 1,375.0 million) less the amount of the write-off on non-transferable assets (i.e., € 3.2 million) and (ii) the Net Accounting Fair Value of the Contributions (i.e., € 603.5 million), will be recorded, as of the Contribution Completion Date, as a non-cash exceptional loss of € 774.7 million in the unconsolidated income statement of Euro Disney S.C.A. in fiscal year 2005.

        This exceptional loss reflects many factors, including primarily the Off-Balance Sheet Obligations, which in accordance with statutory accounting rules are not included in the balance sheet of Euro Disney S.C.A., but must be reflected in the Net Accounting Fair Value of the Contributions. The table below lists the factors generating the exceptional loss:

(€ in millions)

Off-balance sheet lease and sublease obligations relating to the Disneyland Park	(810.3)
Off-balance sheet retirement indemnity obligation	(8.6)
Write-off of non-transferable asset	(3.2)
Goodwill	47.4
Exceptional Loss on Contribution	(774.7)

        For a presentation of the pro-forma impact of the Contribution on Euro Disney S.C.A.'s unconsolidated financial statements as of September 30, 2004, see paragraph 1.5.2.2.

    1.3.2         ADJUSTMENTS BETWEEN BOOK VALUE AND ACCOUNTING FAIR VALUE

        See paragraph 1.3.1.3 above.

    1.3.3         VERIFICATION OF THE VALUE OF THE CONTRIBUTION

    1.3.3.1       Report of the Contribution Appraisers on the Value of the Contributions

        In the report on the value of the Contributions, the contribution appraisers conclude "that the value of the contributions amounting to 609.0 million euros is not overestimated, and, as a result, that the net contributed assets are at least equal to the amount of the share capital increase of the beneficiary company increased by the issue premium".

        A copy of the report of the contribution appraisers on the value of the Contributions is attached as Exhibit 1.

    1.3.4         DETAILS ON THE CALCULATION OF THE CONTRIBUTION PREMIUM

        The difference between the Net Accounting Fair Value of the Contributions and the nominal value of the shares issued in the capital increase of EDA in consideration of the Contribution constitutes a contribution premium that will be accounted for in a "contribution premium" account. It will be proposed to the shareholders of EDA to authorise the Gérant of EDA to charge on the contribution premium account all or part of the expenses, charges, costs and fees resulting from the Contribution.

        On the basis of the Net Accounting Fair Value of the Contribution equal to € 603,562,527.41 (after taking into account the adjustment mechanism described in paragraph 1.3.1.2 above), the contribution premium amounts to € 102,461,218.91.

    1.4            CONSIDERATION FOR THE CONTRIBUTION

        Irrespective of the accounting matters described in paragraph 1.3.1 above, the determination of the consideration to be received by Euro Disney S.C.A. for the Contribution is solely a function of the respective fair market value of the Contributed Business and the fair market value of EDA's shares, following the share capital increase subscribed for by its shareholders, Euro Disney Investments, Inc. and EDL S.N.C. Corporation on September 30, 2004. See paragraph 2.2.1.1.

    1.4.1         SUMMARY OF THE CRITERIA USED TO ASSESS THE VALUE OF THE CONTRIBUTED BUSINESS AND EDA AND JUSTIFICATION OF SUCH CHOICE

        The objective of the valuation was to determine the relative weight of the value of the assets and liabilities contributed by Euro Disney S.C.A. and the value of EDA (before completion of the Contribution). The outcome is a parity that will determine the percentage of ownership of Euro Disney S.C.A., Euro Disney Investments S.A.S. and EDL Corporation S.A.S., respectively, in the share capital of EDA after the Contribution.

        The relative weights of EDA (before completion of the Contribution) and of the assets and liabilities contributed by Euro Disney S.C.A. were determined by using a variety of valuation methodologies, as is usual in this type of transaction. Because of the particularities of the companies and of the assets and liabilities being valued, certain methodologies were excluded, others are provided for information purposes only, the principles on which they are based having been deemed inappropriate in this case.

    1.4.1.1       Valuation Methods Retained for EDA

        Due to EDA's characteristics, and in the context of the exercise by Euro Disney S.C.A. of the options described in paragraph 1.1.6.6 above, the only relevant valuation method for EDA is the discounted cash flows ("DCF") method applied on the whole period of the options' life (thus without terminal value computation). In this context, the net present value of the cash flows linked to the ACP Lease and the Disneyland Park Sublease were discounted at a rate that, for the sake of consistency, is the cost of equity to Euro Disney S.C.A., i.e. 11% (based on a risk-free rate of 4%, corresponding to the 10 year French O.A.T. as of September 22, 2004, a levered beta computed on the basis of a sector beta of 0.92, the latter coming from a selection of companies operating in the entertainment and hotel industries (including Six Flags, Walt Disney, Club Med, Accor and Whitebread) and a market premium of 5.7%, corresponding to the average of the values retained by the usual databases (Vega, Bloomberg, Associés en Finance,...) calculated between the end of July and the end of September 2004).

        For indicative purposes, on the basis of a sensitivity analysis centred around the cost of equity mid-point values with a total range of 1 percentage point the method leads to a valuation range of € 174.0 million to € 182.0 million for 100% of EDA's stock.

        Based on this method, the central value retained of EDA was estimated at € 179.0 million.

    1.4.1.2       Valuation Methods Retained for Euro Disney S.C.A.

        (i) Stock Price Analysis

        The stock price analysis is a common valuation methodology for companies similar to Euro Disney S.C.A. that are listed on the Paris Stock Exchange and that have significant trading volumes. Euro Disney S.C.A. has been listed on the Premier Marché of Euronext Paris since November 6, 1989. The stock is also part of the SBF 120 index. The Company has an important free float, close to 43.5% of the capital, representing about 471 million shares and an average daily trading volume over the last three months (prior to September 21, 2004) of approximately 2.0 million shares. The share price is an important reference even if there has been a significant period of fluctuation over the last 10 months following the various announcements relating to the Restructuring.

        The share price analysis updated as of September 21, 2004 is presented below for various periods (1, 2, 3, 6, and 12 months):

        Stock price analysis of Euro Disney S.C.A.

	Daily volume ('000)	Trading days	Price (€)	Implied value (€ in millions)	Equity value after Share Capital Increase(2)

Weighted average share price between June 9 and August 2, 2004			0.35	379	609
Closing price on September 21, 2004			0.32	346	576
Weighted average(1)
1-month	2,371	22	0.29	316	546
2-months	2,045	44	0.28	302	531
3-months	1,967	65	0.31	331	561
6-months	2,002	128	0.36	388	617
1-year	2,403	257	0.46	494	724
Max 1-year			0.64	693	923
Min 1-year			0.22	238	468

          (1)
          Weighted calendar average based on daily volumes, source: Datastream.
          (2)
          Taking into account the cash contributed (€ 205.0 million) and the discounted value of the future operating costs of Euro Disney S.C.A. (€ 25.0 million). See paragraph 1.3.1.2 above.

        It is important to note that, by definition, Euro Disney S.C.A.'s valuation based on the analysis of the historical evolution of the share price only takes into account the market perception of available public information concerning operating results and Euro Disney S.C.A.'s debt restructuring.

        In the context of a valuation post-Restructuring, it has been considered that the most relevant share prices to reflect an expected successful restructuring plan are those for the period between June 9, 2004, i.e., the date on which Euro Disney S.C.A. announced the principles of the agreement for its restructuring plan, and August 2, 2004, date on which Euro Disney S.C.A. announced the need for additional time for the approval by the lenders of the restructuring plan described in the Memorandum of Agreement. As a result, the weighted average share price for this period has been retained as reference, it being specified that this valuation method is retained only for confirmation purposes.

        Based on this stock price analysis and considering the value of EDA, Euro Disney S.C.A.'s ownership stake in the share capital of EDA post-Restructuring would be 77%.

        (ii) Discounted Cash Flow Methods

        A cash flow to equity method was used as a reference method ("Equity Discounted Cash Flow" or "EDCF") due to Euro Disney S.C.A. characteristics, especially its high level of debt and the significant change in this level throughout the forecast horizon. This method is based on the discounting of equity flows, i.e.:

        •
        operating cash flows after capex, after tax, where applicable;

        •
        minus debt service (financial interest and principal repayments).

        The retained period is 2004-2016 for the forecasted financial elements; these elements, emanating from Euro Disney S.C.A., have been extended over a 10-year period in order to (i) reduce the weight of the terminal value (which thus represents only 38% of the estimated value) and (ii) capture during this period the return of the Company to a normative tax situation (after the utilisation of the Company's accumulated Net Operating Losses) before computing this terminal value.

        These cash flows are then discounted at the rate corresponding to the cost of equity to Euro Disney S.C.A., i.e., between 11.0% and 13.4% taking into account the period during which Euro Disney S.C.A. is not a tax payer (based on a risk-free rate of 4%, corresponding to the 10 year French O.A.T. as of September 22, 2004, a levered beta computed on the basis of a se ctor beta of 0.92, the latter coming from a selection of companies operating in the entertainment and hotel industries (including Six Flags, Walt Disney, Club Med, Accor and Whitebread) and a market premium of 5.7%, corresponding to the average of the values retained by the usual databases (Vega, Bloomberg, Associés en Finance,...) calculated between the end of July and the end of September 2004).

        The terminal value has been calculated on the basis of a range of growth rates centred on 2%, consistent with the long-term growth forecasts of the leisure and hotel sector.

        On the basis of a sensitivity analysis centred around (i) the cost of equity mid-point values with a total range of 1 percentage point and (ii) a perpetuity growth rate ranging from 1.5% to 2.5%, the EDCF method leads to a valuation range of € 758.0 million to € 876.0 million for 100% of the equity of Euro Disney S.C.A. after the Share Capital Increase.

        According to this method, considering the value of EDA, Euro Disney S.C.A.'s ownership stake in the share capital of EDA post-Restructuring is estimated at 81% to 83%.

        Furthermore, an alternative method was implemented to confirm results: the Adjusted Present Value Method ("APV"). This method, based on the valuation of the assets adjusted for the impact of the financial structure allows to ascertain the value of the operational assets of the company without using assumptions pertaining to the financial structure (i.e., flows are discounted at an expected rate of return of assets of 9.3% (computed using a risk-free rate of 4%, corresponding to the 10 year French O.A.T. as of September 22, 2004, a sector beta of 0.92, calculated using a selection of companies operating in the entertainment and hotel industries (including Six Flags, Walt Disney, Club Med, Accor and Whitebread) and a market premium of 5.7%, corresponding to the average of the values retained by the usual databases (Vega, Bloomberg, Associés en Finance,...) calculated between the end of July and the end of September 2004)). According to this method, the weight of the terminal value in the value of the assets is of 24% only. The discounted value of the tax savings linked to the deductibility of financial charges is added to the value of the operational assets (discounted at 5.1%). This method, which is relatively academic, is therefore presented for information purposes only.

        On the basis of a sensitivity analysis centred around (i) the cost of equity mid-point values with a total range of 1 percentage point and (ii) a perpetuity growth rate ranging from 1.5% to 2.5%, the APV method leads to a valuation range of € 607.0 million to € 1,193.0 million for 100% of Euro Disney S.C.A.'s stock after the Share Capital Increase. Given the weight of the financial debt in the value, this method is much more sensitive than the EDCF method to the financial assumptions.

        According to this method, considering the value of EDA, Euro Disney S.C.A.'s ownership stake in the share capital of EDA post-Restructuring is estimated at 77% to 87%.

        The significant width of the range of the results obtained, while using the same sensitivities between the financial assumptions as those within the EDCF method, weakens the relevancy of the APV method.

    1.4.2         JUSTIFICATION OF THE ELIMINATION OF OTHER COMMONLY USED CRITERIA

    1.4.2.1       Discounted Cash Flows ("DCF") Method

        This method consists of calculating the enterprise value by discounting the free cash flows of the company at the weighted average cost of capital ("WACC"). The WACC is the average between cost of equity and cost of debt, weighted by the market value of their share in total capitalisation. The free cash flows are defined as the after-tax operating cash flows after capital spending, but before financing charges.

        The equity value is then obtained by subtracting from the enterprise value the value of the debt less any cash and marketable securities.

        The implementation of this method presents two difficulties that render it inappropriate in this case:

        •
        the high level of debt and the significant change over the reference period of the financial structure of Euro Disney S.C.A. make the determination of the WACC difficult;

        •
        this method is sensitive to the market value of the debt, which is difficult to estimate in a post-Restructuring scenario.

        These reasons have led the parties to choose another cash flow analysis method, the EDCF method, which relies on discounted cash flows after debt service (see paragraph 1.4.1.2).

    1.4.2.2       Trading Comparables Multiples Method

        This approach consists of applying average market multiples (observed within a sample of comparable companies) to financial metrics of Euro Disney S.C.A.

        The implementation of this method to determine the enterprise value of Euro Disney S.C.A. is faced with the following difficulties that make it inappropriate:

        •
        there are no listed companies that are directly comparable to Euro Disney S.C.A.; the parties considered using a broad sample of companies, active in the entertainment sector (theme parks, hotels, casinos, cruises), but, given Euro Disney S.C.A.'s specificities, they concluded that the characteristics of the companies of the sample were insufficiently comparable to those of Euro Disney S.C.A.;

        •
        the multiples of comparable companies are generally available and applied for a forecast horizon of approximately 2 years. This forecast horizon is too short to take into account all the consequences of the current Restructuring;

        •
        finally, it is difficult to attribute a value to the shareholders equity because of the difficulty of estimating the market value of the debt in a post-Restructuring scenario.

    1.4.2.3       Method Using Transaction Multiples

        This approach is methodologically similar to the trading comparables multiples method to value a company. It consists in applying the multiples observed for comparable transactions to financial metrics of the company being evaluated.

        It is difficult to implement this method given (i) the lack of precise information on the transaction details (restated or non-restated metrics, warranties negotiated between the parties, etc...), in particular for privately-held companies, and (ii) the specificities of each transaction (especially as regards control premiums) make comparisons more or less relevant.

        In this particular case, the fact that Euro Disney S.C.A. is going through a phase of restructuring makes the application of this method inappropriate. Furthermore, the attribution of a value to the shareholders equity is made difficult because of the difficulty of estimating the market value of the debt in a post-Restructuring scenario.

    1.4.2.4       Net Asset Parity

        This method is not relevant because:

        •
        it is based on historical accounting information that does not take into consideration the Group's future prospects,

        •
        it cannot be based on unconsolidated accounting information, which does not reflect the value of certain off-balance sheet undertakings, and it cannot be based on the net consolidated assets of Euro Disney S.C.A. since EDA is now part of the consolidated group Euro Disney S.C.A. as an ad hoc entity since the adoption of new accounting rules on October 1, 2003.

    1.4.2.5       Revalued Net Assets (RNA)/"Sum of the Parts"

        The RNA method consists of revaluing the net book value by taking into account the potential capital gains or losses of each asset and liability of the company. Such a method is particularly appropriate for investment companies, but was excluded in this case because of the difficulty in valuing separately each of the assets of the Group.

        The "sum of the parts" method was also not retained because Euro Disney S.C.A. forms a homogenous economic entity focused on theme parks, which renders inappropriate taking into account varying financial assumptions for different activities.

        It also has to be noted that expected revenues from real estate assets and development rights are taken into account in the projections used in the cash flow methods.

    1.4.2.6       Discounting of Dividends

        Euro Disney S.C.A. has not distributed any dividends since fiscal year 1993 and expects to allocate all available funds to the financing of its activities and to debt service for the next several years. In view of these facts, this valuation method could not be used.

    1.4.3         RESULTING REMUNERATION

        Pursuant to the multi-criteria approach for Euro Disney S.C.A., the post-Restructuring percentage of ownership of Euro Disney S.C.A. in the share capital of EDA is estimated at 77% to 87%. The table below sums up the methodologies on which the percentages of ownership obtained are based:

        Summary

	Value of ED S.C.A.'s contributed assets and liabilities (€ in millions)	Value of EDA (€ in millions)	Euro Disney S.C.A.'s ownership in the share capital of EDA

Stock Analysis	609	N/A	77%
EDCF Method	758 – 876	179	81% – 83%
APV Method	607 – 1,193	N/A	77% – 87%

        The EDCF method was favoured by the parties and leads to a mid-point ownership in the capital of EDA of 82% for Euro Disney S.C.A. and 18% for Euro Disney Investments S.A.S. and EDL Corporation S.A.S.

    1.4.4         EXPERTS' REPORTS

    1.4.4.1       Report of the Contribution Appraisers on the Consideration for the Contributions

        The contribution appraisers conclude in their report on the consideration for the Contributions that "the consideration for the contributions granted by Euro Disney Associés to Euro Disney S.C.A., which leads to Euro Disney S.C.A. having an 82% participation in Euro Disney Associés following restructuring, is fair to Euro Disney S.C.A.'s shareholders".

        A copy of the report of the contribution appraisers on the consideration for the Contributions is attached as Exhibit 2.

    1.4.4.2       Fairness Opinion from the firm Ricol, Lasteyrie et Associés

        The firm Ricol, Lasteyrie et Associés concludes in its fairness opinion that "the relative values retained by the Parties in the context of the contribution are fair from the standpoint of the interest of the minority shareholders of Euro Disney S.C.A.".

        A copy of the opinion from the firm Ricol, Lasteyrie et Associés, acting as an independent expert, is attached as Exhibit 3.

    1.5            CONSEQUENCES OF THE CONTRIBUTION

    1.5.1         CONSEQUENCES FOR EURO DISNEY ASSOCIES S.C.A. AND ITS SHAREHOLDERS

    1.5.1.1       Consequences of the Contribution on EDA's Shareholders' Equity

	Number of shares	Share capital	Issue/contribution premium

Before the Contribution	733,318,988	€ 109,997,848.20	€ 38,550,917.75

Number of shares newly issued as a result of the Contribution	3,340,675,390	€ 501,101,308.50	€ 102,461,218.91	(1)
After the Contribution	4,073,994,378	€ 611,099,156.70	€ 141,012,136.66

          (1)
          This contribution premium is computed on the basis of the Net Value of the Contributions equal to € 603,562,527.41 (see paragraph 1.3.1.2 above) after taking into account the adjustment described in paragraph 1.3.1.2.

    1.5.1.2       Breakdown of EDA's Share Capital after Completion of the Contribution, with an Indication of the Percentages in Shareholding and Voting Rights

        The table below sets forth the breakdown of EDA's share capital after completion of the Contribution, as a result of the issuance of 3,340,675,390 EDA shares to Euro Disney S.C.A. in consideration of the Contribution.

	Before the Contribution			After the Contribution

Shareholders	Number of shares	% of the capital	% of the voting rights	Number of shares	% of the capital	% of the voting rights

Euro Disney S.C.A.	0	–	–	3,340,675,390	82	82
Euro Disney Investments S.A.S.(1)	366,659,492	50	50	366,659,492	9	9
EDL Corporation S.A.S.(1)	366,659,493	50	50	366,659,493	9	9
Members of the Supervisory Board	3	–	–	3	–	–
Total	733,318,988	100%	100%	4,073,994,378	100%	100%

          (1)
          Euro Disney Investments S.A.S. and EDL Corporation S.A.S. are the beneficiary companies of the contributions in kind made by Euro Disney Investments, Inc. and EDL S.N.C. Corporation which together own of all EDA's shares (see paragraph 2.2.1.1 below).

    1.5.1.3       Changes in the Composition of Management Bodies

        EDA was converted from a société en nom collectif into a société en commandite par actions on September 30, 2004, immediately prior to the signature of the Contribution Agreement.

        Euro Disney S.A.S., an indirect wholly-owned subsidiary of TWDC, was appointed as Gérant of EDA on September 30, 2004 for an indefinite term.

        The current general partners (associés commandités) of EDA are Euro Disney Investments S.A.S. and EDL Corporation S.A.S., which are also EDA's main shareholders (associés commanditaires).

        The current members of EDA's Supervisory Board (Conseil de Surveillance) are Messrs. Jeffrey Paule, Roger Patterson and Joseph Santaniello, who were appointed on September 30, 2004.

        On the Contribution Completion Date, the composition of EDA's Supervisory Board will be modified to reflect the new composition of the company's shareholdings after Euro Disney S.C.A. has become an 82% shareholder of EDA.

        On the Contribution Completion Date, Euro Disney Commandité S.A.S., a wholly-owned subsidiary of Euro Disney S.C.A., will become the third general partner of EDA, along with Euro Disney Investments S.A.S. and EDL Corporation S.A.S. Voting rights among general partners will be allocated as follows:

        –
        Euro Disney Commandité S.A.S.: 82%
        –
        Euro Disney Investments S.A.S.: 9%
        –
        EDL Corporation S.A.S.: 9%

        The Gérant will remain unchanged.

    1.5.1.4       Pro-Forma financial information

        PRO-FORMA BALANCE SHEET FOR EDA AS OF SEPTEMBER 30, 2004

        The pro-forma Balance Sheet below presents the impact that the Contribution would have had on EDA Balance Sheet as of September 30, 2004.

(€ in millions)	As-Reported	Adjustments		Pro-Forma

Fixed Assets, Tangible and Intangible	113.3	951.6	(1)	1,064.9
Financial Assets	–	1,371.4	(2)	1,371.4
Current Assets	45.5	414.7	(3)	460.2
Prepaid Expenses	6.8	4.2	(4)	11.0
Total Assets	165.6	2,741.9		2,907.5

Shareholders' Equity (Deficit)
Share capital and premium	148.5	603.5	(5)	752.0
Retained earnings (Accumulated deficit)	(22.4)	–		(22.4)
Investment Grant	–	0.4	(4)	0.4

	126.1	603.9		730.0
Provisions for risks and charges	–	887.2	(6)	887.2
Borrowings	–	862.5	(4)	862.5
Current Liabilities and Deferred Revenues	39.5	388.3	(7)	427.8
Total Shareholders' Equity and Liabilities	165.6	2,741.9		2,907.5

        The following elements of the Restructuring have been taken into account in setting out the pro-forma unconsolidated balance sheet of the Company:

        (1)
        Represents the following elements contributed by Euro Disney S.C.A. (€ in millions):

Fixed assets, tangible and intangible	856.7
Deferred charges recorded as intangible assets	47.5
Goodwill	47.4
951.6

        (2)
        Represents the following elements contributed by Euro Disney S.C.A. (€ in millions):

Investments	308.7
Long-term receivables	1 062.7
1 371.4

        (3)
        Represents the following elements contributed by Euro Disney S.C.A. (€ in millions):

Current assets	249.7
Proceeds from the share capital increase of Euro Disney S.C.A.	205.0
Offset of receivables from Euro Disney S.C.A.	(40.0)
414.7

        (4)
        Represents elements contributed by Euro Disney S.C.A.

        (5)
        Represents the remuneration for the contribution as determined in the Contribution Agreement (see paragraph 1.3.1.2.).

        (6)
        Represents the following elements contributed by Euro Disney S.C.A. (€ in millions):

Provisions for risks and charges	68.3
Net obligations relating to the Lease and Sub-lease Contracts
for the Disneyland Park	810.3
Obligations relating to retirement indemnities	8.6
887.2

        (7)
        Represents the following elements contributed by Euro Disney S.C.A. (€ in millions):

Current liabilities and deferred revenues	428.3
Offset of payables due by Euro Disney S.C.A. to EDA	(40.0)
388.3

    1.5.1.5       Consequences of the Contribution on the Net Income per Share

        The table below sets forth the consequences of the Contribution on Euro Disney S.C.A.'s and EDA's net income per share determined on a pro-forma basis assuming the Contribution had become effective as of September 30, 2004.

	Euro Disney S.C.A.	EDA
	Before the Contribution	Before the Contribution	Pro-forma after the Contribution

Net income for fiscal year 2004 (€ in millions)	(140.9)	(22.4)	(22.4)
Number of shares as of September 30, 2004	1,082,680,292	733,318,988	4,073,994,378
Net income per share (€)	(0.13)	(0.03)	(0.01)

    1.5.1.6       Future prospects

        As a result of the Contribution, EDA will receive substantially all of Euro Disney S.C.A.'s business and become an 82% subsidiary of Euro Disney S.C.A., which consequently will become a holding company having as its principal asset its interest in EDA.

        The group consisting of Euro Disney S.C.A. and EDA does not contemplate any modifications in the operations of the Group, other than the modifications resulting directly from the Contribution and the Restructuring.

    1.5.2         CONSEQUENCES FOR EURO DISNEY S.C.A. AND ITS SHAREHOLDERS

    1.5.2.1       Impact on the Corporate Organisation

        As indicated above, as a result of the Contribution, Euro Disney S.C.A. will become a holding company having as its principal asset an 82% interest in EDA.

        The chart below shows the Group's structure before and after the Contribution.

        Legal structure before the Contribution

          *
          including Kingdom 5-KR-135, Ltd. (Prince Alwaleed) (15.9%)

        Legal structure after the Contribution

          *
          including Kingdom 5-KR-135, Ltd. (Prince Alwaleed) (15.9%)

        Pro-Forma Consolidated Financial Information

        Pro-Forma Consolidated Balance Sheet

        The Group's Pro-Forma Consolidated Balance Sheet below presents the estimated impact that the Restructuring would have had on the Group's balance sheet as of September 30, 2004 assuming all conditions contemplated by the Memorandum of Agreement had been met and the Restructuring had become effective as of that date.

        Euro Disney Group
        PRO-FORMA CONSOLIDATED BALANCE SHEET
        As of September 30, 2004

(€ in millions)	As-Reported	Adjustments		Pro-Forma

Fixed Assets and Financial Assets	2,511.6	(100.0	)(1)	2,411.6
Current Assets	305.4	213.7	(2)	519.1
Deferred Charges	59.6	(2.8	)(3)	56.8
Total Assets	2,876.6	110.9		2,987.5

Shareholders' Equity (Deficit)
Share capital and premium	1,246.4	230.0	(3)	1,476.4
Retained earnings	(1,306.3)	215.6	(4)	(1,090.7)

	(59.9)	445.6		385.7
Minority Interests	339.6	(214.7	)(4)	124.9
Provisions for Risks and Charges	98.2	–		98.2
Borrowings	2,052.8	(120.0	)(5)	1,932.8
Current Liabilities and Deferred Revenues	445.9	–		445.9
Total Shareholders' Equity and Liabilities	2,876.6	110.9		2,987.5

        The following elements of the Restructuring have been taken into account in setting out the pro-forma consolidated balance sheet:

        (1)
        Represents the prepayment of outstanding borrowings with the remaining balance of the debt security deposit as of September 30, 2004 in the amount of € 100.0 million.

        (2)
        Represents estimated impact on Current Assets (€ in millions):

Proceeds from Share Capital Increase	250.0
Share Capital Increase costs	(17.2)
Restructuring costs (exceptional expense)	(9.1)
Prepayment of CDC Phase I Loans	(10.0)
213.7

        (3)
        Represents estimated net proceeds from Share Capital Increase (€ in millions):

Proceeds from Share Capital Increase	250.0
Share Capital Increase costs incurred as of September 30, 2004	(2.8)
Share Capital Increase costs to be incurred in fiscal year 2005	(17.2)
230.0

        (4)
        Impact of the legal reorganisation and the Contribution on retained earnings and minority interests of EDA as of October 1, 2004 (€ in millions):

	Retained Earnings	Minority Interests	Total

Reclassification between retained earnings and minority interests in EDA based upon 82%/18% split	216.5	(216.5)	–
Restructuring costs to be incurred in fiscal year 2005 before allocation to minority interests	(9.1)	–	(9.1)
Waiver of portion of existing TWDC Line of Credit	8.2	1.8	10.0
	215.6	(214.7)	0.9

        (5)
        Represents the impact on borrowings (€ in million):

Prepayment of borrowings	110.0
Waiver of a portion of its existing line of credit	10.0
120.0

        * * * * *

        Below is a summary of the expected impact of the Restructuring on the Group's Consolidated Income Statement for fiscal year 2005 assuming the Restructuring had become effective as of October 1, 2004.

        The following elements of the Restructuring before the allocation to minority interests will impact the Group's fiscal year 2005 Income Statement (€ in millions):

Debit/(Credit) Format

Additional interest expenses due to increased interest rates	9.3
Restructuring costs (exceptional) to be incurred in fiscal year 2005	9.1
Waiver of portion of existing TWDC Line of Credit (exceptional)	(10.0)
Waiver of CDC Interest Expenses (financial)	(2.5)
Total Impact on Group Results	5.9

        NOTE: Consistent with the section "Impact of the Restructuring on Group Cash Flow", the Income Statement impact presented above for fiscal year 2005 excludes the impact that changes in the timing of principal repayments creation of new debt and changes in cash flows will have on interest expenses.

        Pro-Forma Euro Disney S.C.A. Unconsolidated Balance Sheet

        The Pro-Forma Balance Sheet of the Company below presents the impact that the Restructuring would have had on the Company balance sheet as of September 30, 2004 assuming all conditions of the Memorandum of Agreement had been met and the Restructuring had become effective as of that date.

        PRO-FORMA EURO DISNEY S.C.A. BALANCE SHEET
        September 30, 2004

(€ in millions)	As-Reported	Adjustments		Pro-Forma

Fixed Assets, Tangible and Intangible	856.7	(856.7	)(1)	–
Financial Assets	1,371.6	(767.9	)(2)	603.7
Current Assets	249.6	(204.6	)(3)	45.0
Prepaid expenses	4.2	(4.2)		–
Deferred Charges	53.5	(53.5	)(1)	–
Total Assets	2,535.6	(1,886.9)		648.7

Shareholders' Equity (Deficit)
Share capital and premium	1,263.4	230.0	(4)	1,493.4
Retained earnings (Accumulated deficit)	(87.3)	(774.7	)(5)	(861.9)
Investment Grant	0.4	(0.4	)(1)	–

	1,176.5	(545.0)		631.5
Provisions for Risks and Charges	68.3	(68.3	)(1)	–
Borrowings	862.5	(862.5	)(1)	–
Current Liabilities and Deferred Revenues	428.3	(411.1	)(6)	17.2
Total Shareholders' Equity and Liabilities	2,535.6	(1,886.9)		648.7

        The following elements of the Restructuring have been taken into account in setting out the pro-forma unconsolidated balance sheet of the Company:

        (1)
        Represents transfer of the balance of its assets and liabilities at its net book value in the Reference Accounts to EDA.

        (2)
        Represents the impact on financial assets (€ in millions):

Transfer of interest in subsidiaries to EDA	(308.7)
Transfer of long-term receivables to EDA	(1,062.7)
Interest in EDA received as consideration for the Contribution	603.5
(767.9)

        (3)
        Represents impact on current assets (€ in millions):

Transfer of Current Assets	(249.6)
Proceeds from Share Capital Increase	250.0
Cash transferred to EDA S.C.A.	(205.0)
(204.6)

        (4)
        Estimated Share Capital Increase of € 250.0 million, offset by total estimated costs related to the Share Capital Increase in the amount of € 20.0 million (€ 2.8 million incurred in fiscal year 2004, plus € 17.2 million to be incurred in fiscal year 2005).

        (5)
        Represents the impact on retained earnings and fiscal year 2005 net results of the non-cash exceptional loss on the Contribution. See paragraph 1.3.1.3.

        (6)
        Represents impact on current liabilities and deferred revenues (€ in millions):

Transfer of balances in Reference Accounts	(428.3)
Share Capital Increase costs to be incurred in fiscal year 2005	17.2
(411.1)

        CHAPTER 2

        PRESENTATION OF THE COMPANY RECEIVING THE CONTRIBUTION:
        EURO DISNEY ASSOCIES S.C.A.

    2.1            GENERAL INFORMATION RELATING TO EURO DISNEY ASSOCIES S.C.A. AND ITS SHARE CAPITAL

    2.1.1         GENERAL INFORMATION RELATING TO EURO DISNEY ASSOCIES S.C.A.

    2.1.1.1       Corporate Name and Registered Office

        The corporate name of the company is Euro Disney Associés S.C.A.

        The registered office of the company is located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France.

    2.1.1.2       Legal Form and Applicable Law

        EDA, originally incorporated as a société en nom collectif, was converted into a société en commandite par actions on September 30, 2004. It is subject to the provisions of Book II of the Commercial Code and of the Decree no 67-236 of March 23, 1967.

    2.1.1.3       Date of Incorporation and Duration

        The company was formed on June 23, 1994, for a 99-year term from the date of its registration with the Registry of Commerce and Companies, i.e., until June 22, 2093.

    2.1.1.4       Corporate Purpose

        The corporate purpose of the company is currently to engage in the acquisition, through financial lease or otherwise, ownership, operation, sale, development, leasing and promotion of real estate, and more generally to engage in any operation of any nature whatsoever directly or indirectly related to the purpose above, its development or completion.

        On the Contribution Completion Date, a change of the corporate purpose of the company will be submitted to the approval of EDA's shareholders so that the new corporate purpose be:

        (i)
        to engage, through financial lease or otherwise, in the design, development, construction, leasing, purchasing, sale, promotion, licensing, management and operation of:

        (a)
        one or more theme parks and leisure and entertainment facilities, including the Disneyland and Walt Disney Studios theme parks, located in Marne-la-Vallée, and all future extensions thereof;

              as well as, more generally, all other theme parks, restaurants, merchandise retailing facilities, leisure centres, nature parks, campgrounds, sports facilities, resorts and entertainment complexes located in Marne-la-Vallée or in any other place;

          (b)
          all other real estate operations, including without limitation, in respect of undeveloped land, hotels, offices, housing, factories, schools, shopping centres, conference centres, parking lots located in Marne-la-Vallée or in any other place, including, without limitation, the buildings, plants and structures of the Euro Disneyland Project (the "EDL Project"), as defined in the agreement on the creation and the operation of Euro Disneyland in France (the "Master Agreement") dated March 24, 1987, as amended;

              as well as all roads, plants, and other utilities, infrastructures and services relating thereto;

        (ii)
        to invest directly or indirectly, by establishing new companies, forming unincorporated joint ventures (sociétés en participation) or partnerships (sociétés en nom collectif), subscribing to or purchasing shares, subscription rights and other securities, making contributions in kind, effecting mergers, or any other transactions relating to commercial, industrial or real estate activities which may be related to or further the purpose set forth in (i) above;

        (iii)
        and generally to engage in any commercial, financial, industrial, real estate and other operations directly or indirectly related to any of the purposes referred to in (i) and (ii) above.

    2.1.1.5       Registry of Commerce and Companies

        The company is registered with the Registry of Commerce and Companies of Meaux under number 397 471 822.

        The company APE Code is 702C.

    2.1.1.6       Legal Documents Available for Inspection

        The by-laws of the company as well as the minutes of the shareholders' meetings, the reports of the statutory accounts and all other corporate documents available may be inspected by the company's shareholders at the registered office of the company, Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France.

    2.1.1.7       Fiscal Year

        The fiscal year of the company commences on October 1 and ends on September 30 of each calendar year.

    2.1.1.8       Auditors

        Statutory Auditors

        •
        PricewaterhouseCoopers Audit
        Represented by Jean-Christophe Georghiou
        32, rue Guersant, 75017 Paris

        First appointed on June 23, 1994; the current term shall expire upon adjournment of the general shareholders' meeting that will approve the financial statements for the fiscal year ended on September 30, 2005.

        •
        Caderas Martin
        Represented by Antoine Gaubert
        76, rue de Monceau, 75008 Paris

        First appointed on September 30, 2004; the current term shall expire upon adjournment of the general shareholders' meeting that will approve the financial statements for the fiscal year ended on September 30, 2009.

        Alternate Auditors

        •
        Mr. Xavier Aubry
        Tour AIG – 34, place des Corolles, Courbevoie, 92908 Paris La Défense 2

        First appointed on September 30, 2004; the current term shall expire upon adjournment of the general shareholders' meeting that will approve the financial statements for the fiscal year ended on September 30, 2005.

        •
        Mr. Philippe Richeux
        76, rue de Monceau, 75008 Paris

        First appointed on September 30, 2004; the current term shall expire upon adjournment of the general shareholders' meeting that will approve the financial statements for the fiscal year ended on September 30, 2009.

    2.1.1.9       Provisions of the By-Laws Relating to Income Allocation

        Distributable profit consists of the profit for the fiscal year, less any prior losses carried forward, less any amounts required to be allocated to retained earnings pursuant to applicable law or the by-laws, plus any profit carried forward.

        The general partners have the right to receive each year 0.001% of the profit for the fiscal year, which is allocated as follows:

        •
        Until Euro Disney Commandité S.A.S. becomes a general partner of EDA:

– Euro Disney Investments S.A.S.:	50%
– EDL Corporation S.A.S.:	50%
Total:	100%

        •
        After Euro Disney Commandité S.A.S. will have become a general partner of EDA:

– Euro Disney Commandité S.A.S.:	33.4%
– Euro Disney Investments S.A.S.:	33.3%
– EDL Corporation S.A.S.:	33.3%
Total:	100%

        The general shareholders' meeting considering the financial statements of each fiscal year may grant to each shareholder the right to choose whether to receive all or part of the dividends to be paid in such year in cash or in shares.

        Any dividends declared will be payable at the times and places designated by the Gérant within a maximum of nine (9) months (or such longer period as may be ordered by a court of competent jurisdiction) of the close of the fiscal year.

    2.1.1.10     General Shareholders' Meetings

        1. Convening of the shareholders' meetings, attendance to the shareholders' meetings and voting rights

        Pursuant to Article 8.1 of EDA's by-laws, general shareholders' meetings, which may be ordinary general meetings or extraordinary general meetings, may be called by any Gérant or by the Supervisory Board, or by any other persons empowered to do so pursuant to applicable law or these by-laws.

        General shareholders' meetings may be held at the company's headquarters or at any other place located in France or abroad, according to the decision made by the author of the notice.

        At each general shareholders' meeting, each shareholder has a number of votes equal to the number of shares owned or represented by such shareholder.

        2. Ordinary general meetings

        Pursuant to Article 8.2 of EDA's by-laws, ordinary general shareholders' meetings may be called at any time.

        No action (except for action relating to election, resignation and removal of members of the Supervisory Board) may be taken at an ordinary general shareholders' meeting without the prior unanimous consent of the general partners; it being specified that after completion of the Contribution, the consent of the general partners must be obtained in accordance with the voting requirements provided for under Article 5.3 of the by-laws (see paragraph 2.4.1, sub-paragraph 3 below).

        The ordinary general shareholders' meeting acts in all cases by majority of the votes of the shareholders present, or represented, at such meeting.

        3. Extraordinary general meetings

        Pursuant to Article 8.3 of EDA's by-laws, an extraordinary general shareholders' meeting decides by vote on:

        (1)
        any and all proposed amendments to the by-laws whose approval by the extraordinary general shareholders' meeting is required by applicable law;

        (2)
        dissolving the company, as well as approving any transfer or sale by the company which would entail the dissolution of the company or a reduction of the company's corporate purpose;

        (3)
        the sale by a general partner to a third party of all or part of its rights in the company as general partner;

        (4)
        effecting a merger of the company; and

        (5)
        deciding all other matters on which the extraordinary general shareholders' meeting may validly act under applicable law.

        No action may be taken at an extraordinary general shareholders' meeting without the prior unanimous consent of the general partners. After completion of the Contribution, no action shall be taken at an extraordinary general shareholders' meeting without the prior consent of the general partners obtained in accordance with the voting requirements provided for under Article 5.3 of the by-laws (see paragraph 2.4.1, sub-paragraph 3 below).

        The extraordinary general shareholders' meeting acts in all cases by two-thirds of the votes of the shareholders present or represented at such meeting. By exception to the foregoing, a transfer by a general partner of a portion of its rights as a general partner in the company to a third party requires a vote of a majority by number of all shareholders and a majority by voting rights of the shareholders present or represented; and a transfer by a general partner of the entirety of such rights requires a unanimous vote of all shareholders.

    2.1.1.11     Identification of the Shareholders

        The shares of EDA are in registered form. Title to shares results from their registration in the name of their holder in a share account maintained by the company.

    2.1.1.12     Levels of Shareholding Triggering a Disclosure Obligation

        The ownership of the shares being registered in the share accounts described in paragraph 2.1.1.11 above, no provision relating shareholding disclosure obligation is contained in the by-laws.

    2.1.1.13     Restrictions on Share Transfers

        Pursuant to Article 2.4 of EDA's by-laws, shares are freely transferable among persons who are, prior to said sale, already shareholders of EDA. Shares are also freely transferable to any company that, directly or indirectly, controls the shareholders or which is, directly or indirectly, controlled by the shareholders or is under common control, it being understood that a company "controls" another company:

        –
        when it holds, directly or indirectly, a portion of the share capital conferring on it the majority of voting rights at such other company's general shareholders' meetings;

        –
        when it is the sole holder of the majority of voting rights in such other company pursuant to an agreement entered into with other partners or shareholders and which is not detrimental to the interest of such other company; and

        –
        by virtue of its voting rights, it has actual authority to make decisions at such other company's general shareholders' meetings.

        Except in the case of a transfer of shares to a designated member of the Supervisory Board for shares that such member must hold pursuant to applicable law and Article 6.1(a) of the by-laws, or to any of the companies referred to above, any transfer of shares to a third party who is not a shareholder of EDA, in any respect whatsoever, shall be previously approved by the Supervisory Board in accordance with the procedure set forth in Article 2.4 of EDA's by-laws.

    2.1.1.14     Simplified Chart of the Group

        See paragraph 1.5.2.1.

    2.1.2         GENERAL INFORMATION RELATING TO THE SHARE CAPITAL OF THE COMPANY

    2.1.2.1       Provisions of the By-Laws relating to Changes in the Amount of Share Capital and in the Rights Attached to the Shares

        Pursuant to Article 2.2 of EDA's by-laws, all capital increases of EDA must be approved by its shareholders at an extraordinary general shareholders' meeting after receiving the unanimous approval of the general partners (or, after completion of the contemplated Contribution, the approval of the general partners obtained in accordance with the voting requirements provided for under Article 5.3 of the by-laws (see paragraph 2.4.1, sub-paragraph 3 below)). All shares issued as part of a capital increase must be paid-up at the time of issuance on such terms as may be determined by the extraordinary general shareholders' meeting.

        Pursuant to Article 2.3 of EDA's by-laws, the shareholders of EDA may, at an extraordinary general shareholders' meeting, after receiving the unanimous approval of the general partners (or, after completion of the contemplated Contribution, the approval of the general partners obtained in accordance with the voting requirements provided for under Article 5.3 of the by-laws (see paragraph 2.4.1, sub-paragraph 3 below)) and in accordance with applicable law, reduce, or confer to the Gérant the authority to reduce, the share capital of EDA for any reason and by any method provided by law.

        The Supervisory Board must issue a report on any proposed increase or reduction in the share capital of EDA.

    2.1.2.2       Acquisition by EDA of its own Shares

        As of the date of this document, EDA does not own any treasury shares. Furthermore, EDA being a privately-owned company does not have a share buyback program.

    2.1.2.3       Share Capital as of September 30, 2004 (Immediately After Recapitalisation)

        Number of issued shares: 733,318,988.
         Nominal value of each share: € 0.15.
         Amount of the issued share capital: € 109,997,848.20, fully paid-up.

    2.1.2.4       Authorised Share Capital Not Yet Issued

        As of the date of this document, there is no authorized share capital not yet issued.

    2.1.2.5       Other Securities giving Right to Shares of EDA

        As of the date of this document, EDA has not issued any securities giving right to shares of the company.

    2.1.2.6       Non-Equity Securities

        As of the date of this document, EDA has not issued any non-equity securities.

    2.1.2.7       Changes in Share Capital

Date of the meeting	Operation	Number of shares issued (or cancelled)	Nominal value of the shares (in €)	Nominal amount of the capital increase (or reduction) (in €)	Issuance or contribution premium (in €)	Accrued amount of share capital (in €)	Accrued number of shares

06/23/94	Incorporation	250,000	0.1524	38,112.25	–	38,112.25	250,000
03/16/99	Conversion of the share capital into euros	0	–	38,112.00	–	38.112.00	250,000
09/30/04	Capital increase	2,266,352,244	–	345,500,866.89	38,550,917.75	345,538,978.89	2,266,602,244
09/30/04	Capital reduction	1,533,283,256	Reduced to 0.15	235,541,130.69	–	109,997,848.20	733,318,988

    2.1.3         BREAKDOWN OF THE COMPANY'S SHARE CAPITAL AND VOTING RIGHTS

    2.1.3.1       Shareholders of EDA as of September 30, 2004

Shareholders (as of September 30, 2004) (before Contribution)	Number of shares	Percentage of the share capital	Number of voting rights	Percentage of the voting rights

EDL Corporation S.A.S.	366,659,493	50%	366,659,493	50%
Euro Disney Investments S.A.S.	366,659,492	50%	366,659,492	50%
Members of the Supervisory Board	3	–	3	–
Total	733,318,988	100%	733,318,988	100%

    2.1.3.2       Changes of Shareholders During the Last Three Fiscal Years

        The table below summarises the main changes that have occurred in the ownership of the share capital of the company in the last three fiscal years.

	Situation as of September 30, 2001			Situation as of September 30, 2002			Situation as of September 30, 2003			Situation as of September 30, 2004

Shareholders	Number of equity interests	% of the share capital	% of the voting rights	Number of equity interests	% of the share capital	% of the voting rights	Number of equity interests	% of the share capital	% of the voting rights	Number of equity interests	% of the share capital	% of the voting rights

Euro Disney Investments, Inc.	125,000	50%	50%	125,000	50%	50%	125,000	50%	50%	0	–	–
EDL S.N.C. Corporation	125,000	50%	50%	125,000	50%	50%	125,000	50%	50%	0	–	–
Euro Disney Investments S.A.S.	0	–	–	0	–	–	0	–	–	366,659,492	50%	50%
EDL Corporation S.A.S.	0	–	–	0	–	–	0	–	–	366,659,493	50%	50%
Members of the Supervisory Board	0	–	–	0	–	–	0	–	–	3	–	–
Total	250,000	100%	100%	250,000	100%	100%	250,000	100%	100%	733,318,988	100%	100%

    2.1.3.3       Main Companies having a Controlling Shareholding Interest in EDA

        As of the date of this document, Euro Disney Investments S.A.S. and EDL Corporation S.A.S., indirect wholly-owned subsidiaries of TWDC, currently each hold 50% of the share capital and voting rights of the company. Euro Disney Investments S.A.S. and EDL Corporation S.A.S. are also general partners (associés commandités) of the company.

        Upon completion of the Contribution, Euro Disney S.C.A. will hold 82% of the share capital and voting rights of the company. The remaining 18% will be held by Euro Disney Investments S.A.S. and EDL Corporation S.A.S. (9% each).

        In addition to Euro Disney Investments S.A.S. and EDL Corporation S.A.S., who will remain general partners of the company, Euro Disney Commandité S.A.S., a wholly-owned subsidiary of Euro Disney S.C.A., will become a general partner (associé commandité) on the Contribution Completion Date.

    2.1.4         STOCK MARKET OF THE COMPANY'S SECURITIES

        The securities of EDA are not listed on any regulated market and it is not anticipated that such a listing will be sought.

    2.1.5         DIVIDENDS PAID BY THE COMPANY

    2.1.5.1       Dividend per Share during the last Four Fiscal Years

        EDA paid no dividend during the last four fiscal years.

    2.1.5.2       Distribution Policy

        The dividend distribution policy is proposed by the Gérant of the company and approved by the shareholders and general partners; the policy depends on the operating results and the financial situation of the company, as well as on its investment policy. The company cannot guarantee the dividend amounts that may be distributed for any given fiscal year.

    2.1.5.3       Statute of Limitations

        Upon the expiration of a five-year period from the date on which the payment of the dividend is decided, any unclaimed dividend shall be paid to the French Republic.

    2.2            INFORMATION RELATING TO THE BUSINESS OF THE COMPANY

    2.2.1         DESCRIPTION OF EDA

    2.2.1.1       Historical Background

        EDA was formed in June 1994 as a société en nom collectif, as part of the 1994 financial restructuring of the Group.

        In 1994, EDA was granted a loan from each of its two partners in order to finance the acquisition of the ACP Assets. Because EDA's shareholders' equity was negative in the amount of €235,503,018.68 as of September 30, 2003, EDA's partners agreed to convert into equity the above-mentioned loans to EDA, in order to restore the shareholders' equity prior to the company being converted into a société en commandite par actions.

        As a result, on September 30, 2004, Euro Disney Investments, Inc. and EDL S.N.C. Corporation subscribed to a capital increase of the company in the amount of € 384,089,896.64 (including an issue premium of € 38,550,917.75), paid by means of a set-off against the receivables resulting from the above-mentioned loans.

        On September 30, 2004, the two above-mentioned partners contributed their equity interests in EDA to their respective wholly-owned subsidiaries Euro Disney Investments S.A.S. and EDL Corporation S.A.S.

        On September 30, 2004, EDA was converted into a société en commandite par actions.

    2.2.1.2       Description of EDA's Business

        The only current business of EDA is to own the ACP Assets and lease them to Euro Disney S.C.A. pursuant to the ACP Lease (See paragraph 1.1.6.6) and to lease the Disneyland Park from Euro Disneyland S.N.C. pursuant to the Disneyland Park Lease and sublease it to Euro Disney S.C.A. pursuant to the Disneyland Park Sublease (See paragraph 1.1.6.6).

    2.2.1.3       Principal Establishments

        EDA has no establishment other than its registered office.

    2.2.2         KEY AGREEMENTS

        EDA is dependent on three agreements, i.e., the Disneyland Park Lease, the Disneyland Park Sublease and the ACP Lease. See paragraph 1.1.6.6.

    2.2.3         LITIGATION

        As of the date of this document, EDA is not party to any litigation.

    2.2.4         HUMAN RESOURCES

        EDA currently has no employees.

        Upon completion of the Contribution, all employees of Euro Disney S.C.A. will be transferred to EDA, except for 11 employees not transferred (such as investor relation staff and certain members of the legal and financial departments) whose jobs are and will continue to be associated with the operation of Euro Disney S.C.A. as a public holding company.

    2.2.5         INVESTMENT POLICY

        To the extent that, following the legal reorganisation, EDA will be carrying-out same business activities as Euro Disney S.C.A., the investment policy will be the same as Euro Disney S.C.A.'s.

    2.2.6         MAIN SUBSIDIARIES AND RELATED COMPANIES

        See the simplified charts of the Group in paragraph 1.5.2.1.

    2.3            ASSETS – FINANCIAL SITUATION – RESULTS

        EDA CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED SEPTEMBER 2002, 2003 AND 2004

(€ in millions)	Year ended September 30,
Condensed Statement of Income	2004	2003	2002

Revenues	154.0	142.9	139.7
Other costs and expenses	(154.9)	(143.8)	(140.7)
Depreciation and provisions	(9.8)	(10.2)	(10.2)

Operating Loss	(10.7)	(11.1)	(11.2)
Net financial income (loss)	(11.7)	(13.7)	(14.8)

Income (Loss) before Exceptional Income	(22.4)	(24.8)	(26.0)
Exceptional income (loss)	–	–	(0.3)
Net Loss	(22.4)	(24.8)	(26.3)

(€ in millions)	Year ended September 30,
Condensed Balance Sheet	2004	2003	2002

Intangible and tangible assets, net	113.3	123.2	133.3

Fixed Assets	113.3	123.2	133.3
Accounts receivable and other	45.0	41.9	40.5
Cash and short-term investments	0.5	0.4	1.4
Prepaid expenses	6.8	10.5	14.3
Total Assets	165.6	176.0	189.5

Share capital	110.0	–	–
Premium, reserves and retained earnings	38.5	(210.7)	(184.4)
Current year net loss	(22.4)	(24.8)	(26.3)

Shareholders' Equity	126.1	(235.5)	(210.7)
Borrowings	–	374.5	363.0
Accounts payable and other liabilities	39.5	37.0	37.2
Total Shareholder's Equity and Liabilities	165.6	176.0	189.5

The accompanying notes are integral part of these financial statements.

        EDA UNCONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

        BALANCE SHEETS

			September
		2004			2003

(€ in millions)	Notes	Gross	Depreciation and provisions	Net	Net

Fixed assets
Intangible assets	3	13.0	(13.0)	–	1.1
Tangible assets	3
Land and secondary infrastructure		16.3	(6.5)	9.8	10.5
Buildings		135.8	(54.6)	81.2	86.8
Furniture, fixtures and equipment		48.0	(25.7)	22.3	24.8

		213.1	(99.8)	113.3	123.2
Other assets
Accounts receivable
Other	4	45.0	–	45.0	41.9
Prepaid expenses	5	6.8	–	6.8	10.5
Short-term investments		0.5	–	0.5	0.4
Cash		–	–	–	–

		52.3	–	52.3	52.8
Total assets		265.4	(99.8)	165.6	176.0

The accompanying notes are integral part of these financial statements.

        BALANCE SHEETS

		September
(€ in millions)	Notes	2004	2003

Shareholders' Equity	6
Share capital		110.0	–
Share premium		38.5	–
Retained earnings		–	(210.7)
Current year net loss		(22.4)	(24.8)

		126.1	(235.5)
Debt and Accounts Payable
Other borrowings	7	–	374.5
Accounts payable and accrued liabilities		–	–
Payroll and tax liabilities	8	8.8	8.1
Other payables	9	30.7	28.9

		39.5	411.5
Total Shareholders' Equity and Liabilities		165.6	176.0

The accompanying notes are integral part of these financial statements.

        STATEMENTS OF INCOME

		Fiscal Year
(€ in millions)	Notes	2004	2003

Revenues
Rental Revenues	10	154.0	142.9

		154.0	142.9
Costs and Expenses
Rental Expense	10	152.2	141.3
Taxes		2.7	2.5
Depreciation	3	9.8	10.2

		164.7	154.0
Loss from Operations		(10.7)	(11.1)

Financial expense
Interest expense		11.7	13.7
Net Financial Loss		(11.7)	(13.7)

Loss before Exceptional Income (Loss)		(22.4)	(24.8)
Exceptional income (Loss), net		–	–
Net Loss		(22.4)	(24.8)

The accompanying notes are integral part of these financial statements.

        1 DESCRIPTION OF THE BUSINESS AND THE FINANCIAL RESTRUCTURING

        1-1 Description of the Business

        Euro Disney Associés S.N.C. commenced operations in 1994 following the financial restructuring of Euro Disney S.C.A. ("ED S.C.A."), which operates with its subsidiary EDL Hôtels S.C.A. Disneyland Resort Paris in Marne-la-Vallée (France). Disneyland Resort Paris includes two theme parks, Disneyland Park and Walt Disney Studios, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course. In addition, ED S.C.A. and its subsidiaries (the "Group") manage the real estate development and expansion of the related infrastructure of the property.

        Euro Disney Associés S.N.C. changed its legal structure and became Euro Disney Associés S.C.A. ("EDA"), a limited partnership, on September 30, 2004. EDA is an indirect, wholly owned subsidiary of The Walt Disney Company ("TWDC").

        The company responsible for the management is Euro Disney S.A.S., an indirect and wholly owned subsidiary of TWDC. The general partners are EDL Corporation S.A.S. and Euro Disney Investments S.A.S., indirect and wholly owned subsidiaries of TWDC.

        Effective October 1, 2003, the Company is consolidated by ED S.C.A., following a change in the French accounting regulations on ad hoc entities.

        1-2 EDA Activities

        Additional Capacity Disneyland Park Assets

        In 1994, EDA entered into a sale/leaseback agreement with ED S.C.A. for certain Disneyland Park assets which were constructed subsequent to opening day in April 1992. Pursuant to this agreement, these assets were sold by ED S.C.A. and the Phase IA Financing Company to EDA for an amount of € 213.4 million and are being leased back to ED S.C.A.

        Phase IA

        In 1989, various agreements were signed between ED S.C.A. and Euro Disneyland S.N.C. (the "Phase IA Financing Company") for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of opening day, were sold by ED S.C.A. to the Phase IA Financing Company and simultaneously leased back to ED S.C.A. In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements. Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to EDA, which is in turn sub-leasing those assets to ED S.C.A. (see Note 10).

        1-3 Financial Restructuring and Development Strategy

        EDA's activity is closely linked to the activity of Euro Disney S.C.A. and its subsidiaries (the "Group"). ED S.C.A. had to begin negotiations on a financial restructuring, because of the decrease in the Group's revenues and the increase in the loss, during the year ending in September 30, 2003.

        The close of fiscal year 2004 brought an agreement on a comprehensive restructuring (the "Restructuring") of the Group's financial obligations. ED S.C.A. signed a Memorandum of Agreement with its lenders and TWDC on a restructuring that, once implemented, will provide new cash resources, defer cash payment obligations and give the Group the flexibility to invest in new attractions and the development of the Resort and its surrounding areas.

        The principal features of the Restructuring are the following:

        –
        ED S.C.A. will conduct a share capital increase of at least € 250 million, before deduction of equity issuance costs, to be partially and indirectly subscribed by TWDC, with the remainder to be underwritten by a group of banks, subject to certain conditions.

        –
        ED S.C.A. will have access to additional financial resources under a new € 150 million credit line to be granted by TWDC.

        –
        The Group's debt service obligations will be deferred partially on an unconditional basis and partially on a conditional basis, and its obligation to maintain security deposits will be eliminated (with its existing security deposit used to prepay debt), in exchange for which ED S.C.A. will pay an increased interest rate on some of its debt.

        –
        A portion of the management fees and royalties payable to affiliates of TWDC will be deferred, partially on an unconditional basis (€ 125 million) and partially on a conditional basis (€ 200 million), with the conditional portion depending on the ED S.C.A.'s financial performance.

        –
        ED S.C.A. will avoid the need to make lease-related payments in the amount of € 292.1 million (plus € 16 million of interest that would have been payable) to EDA, which would otherwise be required in order to maintain the Group's rights to certain key attractions at the Resort, by acquiring 82% of the share capital of EDA through the contribution by ED S.C.A. of substantially all of its assets and liabilities to EDA. TWDC will hold the remainder of the share capital of EDA.

        –
        The Group will have the authorisation to implement a € 240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

        Implementation of the Restructuring is subject to certain conditions, including the completion of a share capital increase in shareholders' equity by March 31, 2005 with proceeds of at least € 250 million (before deducting underwriting commissions and other costs) through an equity rights offering.

        If these conditions are not completed by March 31, 2005, the parties will dispose of 30 days to find an alternative solution. If the negotiations fail, most of the measures of the Restructuring will be void and the management believes ED S.C.A. will not be able to meet all the debts obligations. The going concern of the Company would therefore be challenged, which would have a significant impact on the valuation of the EDA's assets and liabilities as at September 30, 2004.

        Once effective (i.e., no longer subject to conditions), the Restructuring will provide significant liquidity, protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions. Additionally, the Restructuring's effect on the Group's balance sheet will be increased cash and shareholders' equity resulting from the share capital increase.

        Due to the contribution of substantially all of the assets and liabilities of ED S.C.A. as described above, EDA will become a subsidiary of ED S.C.A. and the operating company of Disneyland Resort Paris. As of September 2004, in preparation of the contribution operation, EDA increased its share capital via the forgiveness of a debt due to TWDC.

        2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Preparation

        EDA financial statements are prepared in conformity with French accounting principles and regulations in accordance with the Plan Comptable 1999.

        EDA, in preparing its financial statements, has used the going-concern assumption based on management's belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

        Fixed Assets

        Intangible assets consist of licensee rights. Amortisation is computed on the straight-line method over a period of ten years. Tangible assets are carried at cost. Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives

Secondary infrastructure and buildings	25 years
Equipment	10 to 25 years
Furniture and fixtures	10 years

        Short-Term Investments

        Short-term investments consist primarily of cash equivalents such as money-market instruments and certificates of deposit, which maturity is less than 3 months. They are recorded at cost or at their market value if this market value is lower than original cost.

        Prepaid Expenses

        Prepaid expenses primarily relate to a prepaid rent of € 45.7 million paid on June 30, 1994, to the Phase IA Financing Company and recorded on a straight-line basis over the duration of the lease contract.

        3 INTANGIBLE AND TANGIBLE ASSETS

(€ in millions)	September 2003	Additions	Deductions	Transfers	September 2004

Intangible	13.0	–	–	–	13.0
Land and secondary infrastructure	16.3	–	–	–	16.3
Buildings	135.8	–	–	–	135.8
Leasehold improvements, furniture, fixtures and equipment	48.0	–	–	–	48.0
Subtotal	213.1	–	–	–	213.1

Accumulated depreciation	(90.0)	(9.8)	–	–	(99.8)
	123.1	(9.8)	–	–	113.3

        During fiscal year 2004, EDA did not acquire nor sell any fixed asset.

        4 OTHER ACCOUNTS RECEIVABLE

	September
(€ millions)	2004	2003

ED S.C.A. (a)	40.0	37.2
TVA	5.0	4.7
	45.0	41.9

        (a)
        ED S.C.A.

        This amount primarily consists of amounts due to EDA by ED S.C.A. under lease and sub-lease contracts.

        The lease and sub-lease receivables are due within one year.

        5 PREPAID EXPENSES

	September
(€ in millions)	2004	2003

Prepaid rent	6.8	10.5
	6.8	10.5

        This amount represent remaining part of prepaid rent to be recognised as an expense over remaining duration of the lease (see Note 2).

        6 SHAREHOLDERS' EQUITY

		(€ in millions)
	Number of Shares (in thousands)	Share Capital	Share Premium	Retained Earnings

Balance at September 30, 2003	250	–	–	(235.5)

Increase of share capital	2,266,352	345.6	38.5	–
Decrease in capital	(1,533,283)	(235.5)	–	235.5
Net loss	–	–	–	(22.4)
Balance at September 30, 2004	733,319	110.0	38.5	(22.4)

        •
        Number of shares

        The number of shares above represent the Company's issued, outstanding and fully paid shares, at the respective dates.

        •
        Share capital and share premium

        Until September 30, 2004, EDA share capital was divided into 250,000 shares and amounted to € 38,112. On September 30, 2004, the share capital of EDA was increased following a recapitalisation via a debt forgiveness by its two partners, Euro Disney Investments, Inc. and EDL S.N.C. Corporation, in the amount of € 192.1 million for both of them for a total amount of € 384.2 million, including € 38.5 million of share premium. This amount equals total debt due to the two partners as of September 30, 2004 (See Note 7). EDA share capital was decreased on the same date by transfer of € 235.5 million from negative retained earnings. Total share capital of EDA as of September, 30, 2004 amounts to € 109,997,848.20 and is divided in 733,318,988 shares.

        •
        Partnership

        On September 30, 2004, the two partners of EDA, Euro Disney Investments, Inc and EDL S.N.C. Corporation brought their investment into EDA to two new French subsidiaries, respectively Euro Disney Investments S.A.S. and EDL Corporation S.A.S. These two subsidiaries are now the two shareholders of EDA and hold each 50% of EDA share capital. They are also the general partners of EDA.

        7 BORROWINGS

	September
(€ in millions)	2004	2003

Partner Advances (a)	–	259.1
Accrued interest on Partner Advances	–	115.4
	–	374.5

        (a)
        Partner Advances

        Pursuant to the financial restructuring of 1994, EDA borrowed € 129.6 million from each of its Partners, Euro Disney Investments, Inc. and EDL S.N.C. Corporation. The total amount of

        € 259.1 million was reimbursable after 15 years and bore interest at a fixed rate of 6% or at an average effective interest rate compared for variable loans over 2 years terms by French financial institutions, which ever is lower. The interest rate was established at 4% for the fourth quarter of 2004.

        At September 30, 2004, the outstanding balance due by EDA to its two partners amounted to € 384.2 million, including € 125.0 million of accrued interest. Following EDA share capital increase (see Note 6), the outstanding balance of the Partners' debt was incorporated to share capital and share premium in countrepart of equity interest received.

        8 PAYROLL AND TAX LIABILITIES

	September
(€ in millions)	2004	2003

Business Tax	1.6	1.5
VAT	6.6	6.1
Other Taxes	0.4	0.3
Payroll Taxes	0.2	0.2
	8.8	8.1

        At September 30, 2004 and 2003, all amounts included in payroll and tax liabilities are due within one year.

        9 OTHER PAYABLES

        Other payables almost entirely relate to amounts due to the Phase IA Financing Company under the terms of the lease contract.

        10 LEASED ASSETS

        In 1994, EDA acquired certain assets of Disneyland Park ("Additional Capacity Assets") constructed subsequent to the opening day for an amount of € 213.4 million that are leased back to ED S.C.A. EDA leases substantially all the assets of Disneyland Park that were constructed on Opening Day to the Phase IA Financing Company and in turn sub-leases those assets to ED S.C.A.

        10-1 Disneyland Park Leases

        Description

        •
        Disneyland Park – Phase IA Lease

        Originally, pursuant to the Phase IA financing agreements, the ED S.C.A. leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced on Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company. Pursuant to the terms of the 1994 financial restructuring, a new leasing structure for Disneyland Park assets was implemented.

        Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA with terms similar to the original financial lease. EDA, in turn, is subleasing Disneyland Park to ED S.C.A. for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA. At the end of the sublease term, ED S.C.A. will have the option to acquire the leasehold position of EDA upon payment of an option fee of approximately € 78.7 million. If ED S.C.A. does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company's then outstanding debt. Alternatively, EDA could terminate the lease, in which case EDA would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA.

        •
        Disneyland Park – Additional Capacity Attractions Lease

        As part of the 1994 financial restructuring, EDA purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to ED S.C.A. for a period of 12 years for a fixed annual lease payment of € 2.1 million. At the end of the lease term, ED S.C.A. will have the option to purchase the assets for € 213.4 million. If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum. As an alternative to this purchase option, ED S.C.A. may enter into a new 12-year financial lease for these assets with EDA at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above. At the end of this second lease term, the Company will have the option of purchasing the leased assets for a nominal amount.

        Once implemented, the terms of the restructuring will impact the financing structure and thus EDA's obligations under the Phase IA lease and the Additional Capacity Attractions lease.

        Lease Commitments

        Once implemented, the terms of the restructuring will impact EDA structure and therefore lease commitments. The discussions below focuses on the EDA's commitments before the impact of the Restructuring (see Note 1-3).

        The following table summarises the gross amount of future minimum rental commitments (excluding operating costs) due to the Phase IA Financing Company and the Company, under non-cancelable operating leases. The future commitments calculation is based upon the following assumptions:

        –
        Average future EURIBOR of 3.5%.

        –
        ED S.C.A. will exercise its option at the end of the 12th year of Disneyland Park Phase IA lease. In this event, ED S.C.A. will pay an option fee of € 78.7 million and will continue to lease the assets. The option fee and the resulting lease obligations are reflected in the following commitment table in fiscal year 2006 and thereafter.

        –
        ED S.C.A. will exercise its option under the Disneyland Park Additional Capacity Attractions lease and will purchase the leased assets for € 213.4 million. The purchase price of the leased assets is included in the following commitment table in fiscal year 2006.

        Lease commitments as of September 30, 2004 before the impact of the Restructuring are as follows:

(€ in millions)	Lease Commitments

2005	170.1
2006	184.1
2007	199.1
2008	213.0
2009	196.1
Thereafter	1,334.4
2,296.8

        Book value of leased assets

        If the leased assets had been initially acquired by the Company, the book value and amortisation would have been accounted for the following amount as of September 30, 2004:

		September 2004
(€ in millions)	Historical Cost	Accumulated Depreciation	Net Book Value	Estimated Useful lives

Intangible assets	2.2	(2.2)	–	10 years
Land and secondary infrastructure	139.6	(67.9)	71.7	25 to 40 years
Buildings and attractions	1,529.8	(676.8)	853.0	25 to 40 years
Furniture, fixtures and equipment	277.1	(277.1)	–	5 to 10 years
	1,948.7	(1,024.0)	924.7

        Straight-line depreciation expense, which would have been recorded for the year ended September 30, 2004, would amount to € 60.7 million and € 60.6 million for the year ended September 30, 2003.

        11 INCOME STATEMENT

        Revenues for the year ending at September 30, 2004 are composed of:

        –
        lease and sub-lease contracts invoiced to ED S.C.A., which is the lease invoiced by Euro Disneyland S.N.C. to the company, including the cost of the debt service of Euro Disneyland S.N.C. and the complementary lease, but excluding the prepaid rent (€ 148.4 million);

        –
        a margin of 0.5% on the sub-lease and the complementary lease invoiced to ED S.C.A. (€ 0.7 million);

        –
        and rental revenues invoiced with respect to Additional Capacity Attractions lease, that includes a fixed rent of € 2.1 million per year;

        –
        operating taxes in connection with a sub-lease contract with ED S.C.A. for € 2.7 million.

        Costs and expenses include lease expenses invoiced by the Phase IA Financing Company, plus prepaid rent for the year.

        12 GUARANTEE RECEIVED

        ED S.C.A. has pledged to the benefit of EDA the totality of advances made to the Phase IA Financing Company following the 1994 financing restructuring to guarantee its payment obligations under the sub-lease. The total amount pledged amounts to € 834 million as of September 30, 2004.

        13 MANAGEMENT AND GENERAL PARTNERS COMPENSATION

        The Company did not give any compensation to the management company, Euro Disney S.A.S., nor to the general partners, EDL Corporation S.A.S. and Euro Disney Investments S.A.S., for the year ended September 30, 2004.

Statutory Auditors' Report
on the Financial Statements

for EDA for the Fiscal Year Ended September 30, 2004

        This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

        This should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

PRICEWATERHOUSECOOPERS AUDIT 32, rue Guersant 75017 Paris	CADERAS MARTIN 76, rue de Monceau 75008 Paris

        STATUTORY AUDITORS' REPORT ON THE FINANCIAL STATEMENTS
        For the Year ended September 30, 2004

        To the Shareholders of
        EURO DISNEY ASSOCIES S.C.A.
        Chessy

        In compliance with the assignment entrusted to us by your Shareholders' Annual General Meeting, we hereby report to you, for the year ended September 30, 2004, on:

        –
        The audit of the accompanying financial statements of Euro Disney Associés S.C.A.;

        –
        The justification of our assessments;

        –
        The specific verifications and information required by law.

        These financial statements have been approved by Euro Disney S.A.S., Gérant of Euro Disney Associés S.C.A. Our role is to express an opinion on these financial statements based on our audit.

        1. OPINION ON THE FINANCIAL STATEMENTS

        We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements give a true and fair view of Euro Disney Associés S.C.A.'s financial position and its assets and liabilities as of September 30, 2004 and of the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

        Without qualifying the opinion expressed above, we draw your attention on:

        •
        The existence of significant uncertainties about the Company's ability to continue as a going concern, as described in note 1-3. In that context, note 2 discloses that the financial statements have been prepared based on the principle that the Company will continue as a going concern assuming that all the necessary conditions to the implementation of the financial restructuring of Euro Disney S.C.A., Euro Disney Associés S.C.A.'s main business partner, will be met within the required deadlines.

        •
        The financial impacts that the contribution operations will have, as described in note 1-3.

        2. JUSTIFICATION OF OUR ASSESSMENTS

        In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

        Going concern:

        Based on our work and the information communicated to us to date, and within the framework of our assessment of the accounting rules and principles applied by your Company, we assess that the notes to the financial statements provide adequate information as to the situation of your Company in light of the uncertainties on going concern mentioned above.

        The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

        3. SPECIFIC VERIFICATIONS AND INFORMATION

        We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

        We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Gérant, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

        In accordance with the law, we have verified that the management report contains the appropriate disclosures as to changes in shareholdings and control.

        Paris, November 8, 2004

        The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
Jean-Christophe Georghiou	Antoine Gaubert

    2.4            CORPORATE GOVERNANCE

    2.4.1         MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES

        EDA was converted from a société en nom collectif into a société en commandite par actions on September 30, 2004.

        The company's legal structure comprises:

        •
        the Gérant,
        •
        the Supervisory Board (Conseil de Surveillance),
        •
        the general partners (associés commandités),
        •
        the limited partners or shareholders (associés commanditaires).

        1. Gérant

        Under French law, the primary responsibility of the Gérant is to manage the company at all times in the company's best interests.

        Pursuant to Article 3.1 of EDA's by-laws, the company is managed by one or more Gérants appointed exclusively by unanimous vote of the general partners. On the Contribution Completion Date, an amendment of this section of the by-laws shall be submitted to the approval of the shareholders in order to provide that the Gérant or Gérants be appointed by the general partners in accordance with Article 5.3 of the by-laws (see paragraph 3 below entitled "General Partners").

        Euro Disney S.A.S., an indirect wholly-owned subsidiary of TWDC, was appointed as sole Gérant of EDA upon conversion of EDA into an S.C.A. Euro Disney S.A.S. is also Gérant of Euro Disney S.C.A. and of EDL Hôtels S.C.A.

        Under EDA's by-laws, the Gérant has the power to take any and all action in the name of the company within the scope of the company's corporate purpose and to bind the company in all respects.

        The Gérant may resign on giving a six-month prior notice to the Supervisory Board and otherwise may only be removed from office in the following circumstances:

        (1)
        for incapacity (whether due to bankruptcy proceedings or otherwise) by the general partners;

        (2)
        for any other reason, with the consent of the general partners and the vote of a shareholders' extraordinary general meeting,

        it being specified that upon completion of the Contribution the consent of the general partners mentioned in paragraphs (1) and (2) will be obtained in accordance with Article 5.3 (see paragraph 3 – General Partners below);

        (3)
        under the conditions provided for by law, by a court on the grounds of legitimate cause (cause légitime).

        2. Supervisory Board

        The members of the Supervisory Board are elected by the shareholders. The purpose of the Supervisory Board is to verify and monitor the management of the company. It has, for this purpose, the same powers as the statutory auditor. Article 6.1 of EDA's by-laws provides for a minimum of three members, each of whom must be a shareholder. EDA's Supervisory Board may be convened at any time for any purpose related to the best interests of the company. It is called by the Chairman of the Supervisory Board, or by any Gérant or general partner, or by at least one-half of the members of our Supervisory Board, provided the members of the Supervisory Board and the Gérant have received a written notice to that effect. The vote of a majority (and at least two) of the members present at a meeting where one-half of the members (or, in the event there is an odd number of members, a majority of members) are present constitutes a valid action by the Supervisory Board. In the event of a tie, the chairman of the Supervisory Board has the deciding vote.

        The Supervisory Board shall approve all agreements between the Gérant and the company, as well as all agreements within the meaning of Article L.226-10 of the Commercial Code and any amendments thereto, and must report on such agreements and amendments thereto to the next general meeting of the shareholders' following their conclusion. Upon completion of the Contribution, an amendment of EDA's by-laws shall be submitted to the approval of the shareholders in order to provide that Supervisory Board approval be required to enable the Gérant to enter into any significant agreements on behalf of the company with an affiliate of the Gérant, or before deciding any significant amendment to such agreements. The by-laws will also provide that any officer or employee of the Gérant or of any affiliate of the Gérant who is also a member of EDA's Supervisory Board will be disqualified from voting on such agreements or any amendments thereto.

        The members of the Supervisory Board are elected by the ordinary general shareholders' meeting (excluding the general partners, who do not vote in such elections) for a term of 3 years from the date of the annual general meeting of shareholders called to elect or re-elect them. However, the initial members of the Supervisory Board appointed on September 30, 2004 were elected to terms ending at the adjournment of the annual ordinary general shareholders' meeting for each of the three fiscal years ending September 30, 2005, 2006 and 2007, respectively. Members of the Supervisory Board may be re-elected.

        3. General Partners

        Pursuant to Article 5.1 of EDA's by-laws, any general partner may, with the unanimous consent of all the other general partners, as well as the approval of an extraordinary general shareholders' meeting, transfer any of its rights as general partner in the company. Upon consummation of such transfer as provided by applicable law, the transferee of such rights shall acquire the status of general partner of the company, with all the rights, powers, duties and obligations related to such status.

        On the Contribution Completion Date, an amendment to the by-laws of EDA will be submitted to the approval of the shareholders in order to include a new Article 5.3, providing as follows:

        (a)
        No general partners' meeting may be held if the general partners, present or represented, have less than half of the voting rights of all of the general partners. Except when otherwise provided by law or by the by-laws, decisions of the general partners are approved at a majority representing more than half of the voting rights held by all general partners.

        In lieu of general partners meetings, decisions of the general partners may be taken by written consultation or private deed (acte sous seing privé) signed by all of the general partners and approved by general partners representing at least two-thirds of the voting rights held by all general partners.

        Voting rights of the general partners will be allocated as follows:

          –
          Euro Disney Commandité S.A.S.: 820 votes,
          –
          Euro Disney Investments S.A.S.: 90 votes and
          –
          EDL Corporation S.A.S.: 90 votes.

        (b)
        Vis-à-vis third parties, the general partners bear jointly and severally unlimited liability for all debts and obligations of the company in accordance with applicable law and regulations.

        Among themselves, the liabilities of the general partners for all debts and obligations of the company will be allocated as follows:

          –
          Euro Disney Investments S.A.S. and EDL Corporation S.A.S. will be entirely and solely liable 50/50 among themselves) for both past and future contractual liabilities arising under the Disneyland theme park financial lease (crédit-bail).

          –
          To the extent liabilities that are not specifically allocated pursuant to the foregoing provisions of this paragraph (b), each of Euro Disney Commandité S.A.S., Euro Disney Investments S.A.S. and EDL Corporation S.A.S. will be respectively liable for 33.4, 33.3 and 33.3% of such liabilities.

    2.4.2         COMPOSITION OF THE MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES

    2.4.2.1       Members of the Supervisory Board

        The offices held by the members of the Supervisory Board shown below are as of the date of this document.

        Mr. Joseph Santaniello (Chairman), 61 years old, a U.S. citizen.

        Chairman of the Supervisory Board since September 30, 2004. His office will expire upon adjournment of the ordinary shareholders' meeting approving the financial accounts of the fiscal year ended on September 30, 2007. Mr. Santaniello is Senior Vice President-Assistant General Counsel and Assistant Secretary of TWDC.

        Mr. Roger Patterson, 48 years old, a U.S. citizen.

        Member of the Supervisory Board since September 30, 2004. His office will expire upon adjournment of the ordinary shareholders' meeting approving the financial accounts of the fiscal year ended on September 30, 2006. Mr. Patterson is Vice President-Counsel and Assistant Secretary of TWDC.

        Mr. Jeffrey Paule, 55 years old, a U.S. citizen.

        Member of the Supervisory Board since September 30, 2004. His office will expire upon adjournment of the ordinary shareholders' meeting approving the financial accounts of the fiscal year ended on September 30, 2005. Mr. Paule is Senior Vice President-General Counsel, Walt Disney International of TWDC.

        On the Contribution Completion Date, the composition of the Supervisory Board will be amended to reflect the new composition of EDA's shareholdings after Euro Disney S.C.A. has become an 82% shareholder of EDA.

    2.4.2.2       Gérant

        The Gérant of EDA is Euro Disney S.A.S., a société par actions simplifiée having its registered office at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France, and registered with the Commercial and Companies Registry of Meaux under number 341 908 945. Walt Disney Participations S.A.S., an indirect wholly-owned subsidiary of TWDC, holds 100% of the share capital of Euro Disney S.A.S. The Chairman of Euro Disney S.A.S. is Mr. André Lacroix and its Chief Operating Officer (Directeur Général) is Mr. Karl Holz.

        It is contemplated that Euro Disney S.A.S. will remain the sole Gérant of EDA upon completion of the Contribution.

        Euro Disney S.A.S. is also the Gérant of Euro Disney S.C.A.

    2.4.2.3       General Partners

        The current general partners (associés commandités) of EDA are Euro Disney Investments S.A.S. and EDL Corporation S.A.S., which are also the company's shareholders (other than the members of the Supervisory Board).

        On the Contribution Completion Date, Euro Disney Commandité S.A.S., a wholly-owned subsidiary of Euro Disney S.C.A., will become the third general partner (associé commandité) of EDA, along with Euro Disney Investments S.A.S. and EDL Corporation S.A.S.

    2.4.3         COMPENSATION OF THE MANAGEMENT

    2.4.3.1       Gross Total Compensation

        Supervisory Board

        The general shareholders' meeting held on September 30, 2004 decided to allocate to the members of the Supervisory Board an annual aggregate compensation of € 100 for the fiscal year ended on September 30, 2005. This amount may be changed on or after the Contribution.

        Gérant

        The by-laws of EDA adopted on September 30, 2004 provide that the Gérant shall receive an annual management fee (the "Management Fee") equal to € 25,000 payable in one instalment at the end of each fiscal year.

        On the Contribution Completion Date, the by-laws will be amended to provide that the Management Fee shall consist of a Base Fee (as defined below), an Incentive Fee and a Hotel Sales Fee, calculated as follows (such fees being identical to the management fees payable by Euro Disney S.C.A. prior to the Contribution, which will themselves be reduced to € 25,000 per year upon completion of the Contribution).

        All of the following provisions of the by-laws will only be applicable subject to the terms and conditions of the Memorandum of Agreement; in particular Article 3.2 (see paragraph 1.1.1 – "Deferrals of Management Fees and Royalties Payable to TWDC").

        Base Fee

        For a given fiscal year starting from the fiscal year beginning on October 1, 2004, the "Base Fee" will be equal to a percentage of the Total Net Revenues (as defined below) according to the following progressive scale:

– from October 1, 2004 to September 30, 2008:	1%;
– from October 1, 2008 to September 30, 2013:	1.5%;
– from October 1, 2013 to September 30, 2018:	3%;
– from October 1, 2018:	6%.

        From October 1, 2008, the right for the Gérant to receive payment of the portion of the Base Fee exceeding 1% of the Total Net Revenues shall be subject to the condition that EDA (i) has achieved a pretax positive consolidated income, after accounting of the amount theoretically due in respect of the whole Base Fee, for the fiscal year during which such Base Fee is due and (ii) has the legal right to distribute a dividend to the shareholders for such fiscal year. In addition, the portion of the Base Fee exceeding 3% of the Total Net Revenues for any fiscal year may not exceed 40% of the after-tax consolidated profits of EDA for such fiscal year (calculated after applying a rate of 3% with regard to the Base Fee).

        Incentive Fee

        If the Adjusted Pretax Cash Flow (as defined below) of EDA for a given fiscal year is greater than 10% of the Reference Amount (as defined below) for such fiscal year, the Incentive Fee for such fiscal year will be equal to 30% of the portion of the Adjusted Pretax Cash Flow that exceeds 10% of the Reference Amount for such fiscal year.

        Hotel Sales Fee

        The Hotel Sales Fee will be equal to 35% of the net pretax income of EDA arising from the sale of any hotels.

        Definitions

        It is specified that all calculations for the purpose of calculating the Management Fee will be made in accordance with the accounting standards and principles generally applied in France.

        "Adjusted Pretax Cash Flow" means Cash Provided by Operations Before Incentive Fees and Income Taxes (as defined below), as reflected in the annual financial statements of EDA, plus:

        –
        interest expense attributable to long-term debt, plus:

        –
        rental expense under all leases and leasing in which EDA or any of its subsidiaries is the lessee, minus:

        –
        net income before tax from gains from the sale or transfer of hotels and minus:

        –
        investment and interest income, if any.

        "Financing Agreements" means:

        –
        the multi-currency Credit Opening Agreement that may be used through drawings or issuance of letters of credit dated September 5, 1989, entered into between Euro Disney S.C.A. and Euro Disneyland S.N.C. as borrowers and, among others, (i) Banque Nationale de Paris, Caisse Nationale de Crédit Agricole, Citibank N.A., Deutsche Bank Ag, The Long-Term Credit Bank of Japan Limited and Morgan Guaranty Trust Company of New York, as lenders, and (ii) Banque Nationale de Paris as agent;

        –
        the agreement relating to the granting of Profit-Sharing Loans dated May 17, 1989, entered into between Euro Disney S.C.A. and Euro Disneyland S.N.C. as borrowers and Caisse des Dépôts et Consignations, as lenders;

        –
        the agreement relating to the granting of Ordinary Loans dated May 17, 1989, entered into between Euro Disney S.C.A. and Euro Disneyland S.N.C. as borrowers and Caisse des Dépôts et Consignations, as lenders;

        –
        the Partners Advance Agreement dated April 26, 1989, entered into between Euro Disneyland S.N.C. as borrower and (i) Euro Disneyland Participations S.A., Banque Indosuez, Banque Nationale de Paris, Caisse Centrale des Banques Populaires, Banque Régionale d'Escompte et de Dépôts (BRED), CASDEN-Banques Populaires, Caisse Nationale de Crédit Agricole (CNCA), Crédit Local de France – CAECL S.A., Crédit National, Kodak-Pathe S.A., Société du Louvre and Banque du Louvre as lenders, and (ii) Banque Indosuez as agent;

        –
        the Credit Opening Agreement dated March 25, 1991, entered into between EDL Hôtels S.C.A. and Hotel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hotel Santa Fe Associés S.N.C. and Centre de Divertissements Associés (together "S.N.C. Hôtelières"), as borrowers and, among others, (i) Banque Indosuez, Banque Nationale de Paris, Citibank N.A., Crédit Foncier de France, Crédit Local de France, Crédit National, Deutsche Bank A.G., National Westminster Bank SA and The Long-Term Credit Bank of Japan Limited, as lenders, and (ii) Banque Indosuez, as agent;

        –
        the Advance Agreement dated March 25, 1991, entered into between Hotel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Hotel Santa Fe Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C. and Centre de Divertissements Associés S.N.C., as borrowers, EDL Hôtels S.C.A., as guarantor, the partners of the borrowing Sociétés en nom collectif as lenders, and Banque Indosuez as agent.

        "Fixed Assets" means the book value of intangible assets plus the book value of the tangible assets plus, with regard to EDA, the relevant amount shown as expenses to be allocated in the consolidated balance sheet of EDA for the fiscal year.

        "Reference Amount" for each fiscal year shall be equal to:

        –
        the average of the gross value of the Fixed Assets appearing at the beginning and closing of such fiscal year in the consolidated accounts, plus,

        –
        the average of the gross value of the Fixed Assets appearing at the beginning and closing of the period corresponding to such fiscal year in the corporate accounts of Euro Disneyland S.N.C. plus,

        –
        the average of the gross value of the Fixed Assets appearing at the beginning and closing of the period corresponding to such fiscal year in the corporate accounts of Hotel New York Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hotel Santa Fe Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C. and Centre de Divertissements Associés S.N.C.

        "Total Net Revenues" means the operating, financial and extraordinary revenues reflected in the annual income statements of EDA (excluding interest received with respect to cash held in treasury accounts), minus the amount of any value-added tax included in such revenues; provided, however, that Revenues attributable to any joint venture in which EDA participates or to any consolidated subsidiary of EDA that is not wholly-owned (except for directors' qualifying shares pursuant to the law or by-laws of the relevant company) shall be included in "Total Net Revenues" only up to the proportion that the equity interest of EDA bears to the total equity of the subsidiary. For the purpose of calculating "Total Net Revenues", "Revenues" includes the gross revenues from all activities of EDA, including, without limitation, revenues from any present or future theme parks or other gated attraction, participant fees and revenues from any other sponsorship arrangements, revenues from hotels, restaurants and other service establishments, revenues from sales of merchandise, revenues from the sale or lease of real property (whether developed or undeveloped), and all other revenues of EDA from whatever source.

        "Cash Provided by Operations Before Incentive Fees and Income Taxes" includes:

        –
        consolidated revenues net of all expenses of EDA (other than non-cash expenses, the Incentive Fee and taxes) and

        –
        any proceeds of insurance in the nature of business interruption insurance, to the extent not included in revenues.

        Notwithstanding the foregoing, all items of revenue and expense attributable to any joint venture in which EDA participates, or to any consolidated subsidiary of EDA, shall be included, for these purposes, in "Cash Provided by Operations Before Incentive Fees and Income Taxes" only in the proportions that the equity interest of EDA bears to the total equity of the joint venture or subsidiary.

    2.4.3.2       Stock Option Plans

        The company has not issued any stock options.

    2.4.3.3       Loans and Guarantees Granted to the Members of the Management, Administrative and Supervisory Bodies

        As of the date of this document, the company has not extended any loans nor granted any guarantees to the members of the management, administrative and supervisory bodies of the company.

    2.4.3.4       Acquisitions, Transfers or Exchanges of the Company's Shares by the Members of the Supervisory Board or other Persons having Personal Ties with Such Members

        The members of the Supervisory Board each acquired one share of EDA on September 30, 2004.

    2.4.4         EMPLOYEE PROFIT SHARING SCHEME

        The company has no employees and therefore has not put in place any profit sharing scheme.

        CHAPTER 3

        PRESENTATION OF THE CONTRIBUTING COMPANY:
        EURO DISNEY S.C.A.

    3.1            GENERAL INFORMATION RELATING TO THE COMPANY AND TO ITS SHARE CAPITAL

    3.1.1         GENERAL INFORMATION RELATING TO THE COMPANY

    3.1.1.1       Corporate Name and Registered Office

        The corporate name of the company is Euro Disney S.C.A.

        The registered office of the company is located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France.

    3.1.1.2       Date of Incorporation and Duration

        The Company was formed on December 17, 1985, for a 99-year term from the date of its registration with the Registry of Commerce and Companies, i.e. until December 16, 2084.

    3.1.1.3       Corporate Purpose

        According to Article 1.2 of its by-laws, the corporate purpose of the Company is:

        (i)
        to engage in design, development, construction, leasing, purchasing, sale, promotion, licensing, management and operation of:

        (a)
        one or more amusement parks and leisure and entertainment facilities, including the Disneyland and Walt Disney Studios theme parks, located in Marne-la-Vallée, and all future extensions thereof, and also including, more generally, all other theme parks, restaurants, merchandise retailing facilities, leisure centres, nature parks, campsites, sports facilities, resorts and entertainment complexes located in Marne-la-Vallée or in any other place;

          (b)
          all other real estate operations, including, without limitation, undeveloped land, hotels, offices, housing, factories, schools, shopping centres, conference centres, parking lots located in Marne-la-Vallée or in any other place, including, without limitation, the buildings, facilities and structures of the Euro Disneyland Project (the "EDL Project"), as defined in the agreement on the creation and the operation of Euro Disneyland in France (the "Master Agreement"), dated as of March 24, 1987, as amended;

              as well as all roads, settlings, and facilities, fittings, infrastructures and services relating thereto;

        (ii)
        to invest, directly or indirectly, by establishing new companies, forming temporary partnerships (sociétés en participation) or partnerships (sociétés en nom collectif), subscribing to or purchasing shares, rights to shares and other securities, making contributions in kind, effecting mergers, or any other transactions relating to commercial, industrial or real estate activities which may be connected with or may permit the purposes cited in (i) above;

        (iii)
        and more generally to engage in any commercial, financial, industrial, real estate and other transactions directly or indirectly related to any of the purposes referred to in (i) and (ii) above.

        Euro Disney S.C.A.'s corporate purpose will be amended effective on the Contribution Completion Date (See Chapter IV).

    3.1.1.4       Registry of Commerce and Companies

        The Company is registered with the Registry of Commerce and Companies of Meaux under number 334 173 887.

        The APE Code of the Company is 923 F.

    3.1.1.5       Legal Documents Available for Inspection

        The by-laws of the Company as well as the minutes of the General shareholders' meetings, the reports of the statutory accounts and all other corporate documents available for inspection may be inspected at the registered office of the Company, Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France.

    3.1.1.6       Management

        Composition

        Members of the Supervisory Board

Name	Position	Expiration of current term of office during annual general shareholders' meeting related to fiscal year ended September 30

Antoine Jeancourt-Galignani(1)	Chairman	2004
Sir David Paradine Frost	Member	2004
Philippe Labro(2)	Member	2004
Jens Odewald(1)	Member	2005
Laurence Parisot(1)	Member	2005
James A. Rasulo	Member	2005
Thomas O. Staggs(2)	Member	2004

          (1)
          Member of the Financial Accounts Committee.
          (2)
          Member of the Nomination Committee.

        Antoine Jeancourt-Galignani, President of the Supervisory Board, was elected to the Supervisory Board in 1989. He was appointed Chairman in September 1995. He has presided the Financial Accounts Committee since its founding in November 1997 and is the designated financial expert of the Committee. He is currently President of the Board of Directors of Gecina.

        Sir David Paradine Frost was elected as a member of the Supervisory Board in 1999. He is currently President of David Paradine, Ltd. and co-founder of London Weekend Television.

        Philippe Labro was elected as a member of the Supervisory Board in 1999 and has been a member of the Nomination Committee since November 2002. He was Vice President and General Manager of RTL France radio station. He is currently Project Director, Design and Operations of PhLCommunication SARL.

        Jens Odewald was elected as a member of the Supervisory Board in 1989 and has been a member of the Financial Accounts Committee since November 1997. He is currently Chairman and Managing Director of Odewald and Compagnie GmbH.

        Laurence Parisot was elected as a member of the Supervisory Board in 2000 and has been member of the Financial Accounts Committee since June 2000. She is currently Chairman and Chief Executive Officer of IFOP.

        James A. Rasulo was elected as a member of the Supervisory Board in May 2003. He is currently President for Disney Parks and Resorts world-wide as well as the Disney Cruise Line, professional sports teams and "Imagineers".

        Thomas O. Staggs was elected as a member of the Supervisory Board in March 2002 and has been a member of the Nomination Committee since November 2002. He is currently Senior Executive Vice President Finance and Chief Financial Officer of TWDC.

        Gérant

        The Gérant of Euro Disney S.C.A. is Euro Disney S.A.S., a Société par Actions Simplifiée having its registered office at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France, and registered with the Registry of Commerce and Companies under number 341 908 945. Walt Disney Participations S.A.S., an indirect wholly-owned subsidiary of TWDC, holds 100% of the share capital of Euro Disney S.A.S. The Chairman of Euro Disney S.A.S. is Mr. André Lacroix and its Chief Operating Officer (Directeur Général) is Mr. Karl Holz.

        Euro Disney S.A.S. is also the Gérant of EDA.

        Gross aggregate compensation

        Supervisory Board

(in €)	2004

Mr. James A. Rasulo	0
Mr. Thomas O. Staggs	0
Mr. Antoine Jeancourt-Galignani	45,735
Mr. Philippe Labro	22,887
Mr. Jens Odewald	7,623
Sir David Paradine Frost	15,245
Mrs Laurence Parisot	15,265
Total Compensation	106,755

        Compensation allocated to each member is proportional to his or her attendance at Supervisory Board meetings.

        Gérant

        Euro Disney S.A.S. is the Gérant of three companies of the Group: Euro Disney S.C.A., EDL Hôtels S.C.A. and EDA. The compensation of the Gérant paid by the Group amounted to € 10.5 million for the fiscal year 2004.

    3.1.1.7       Information relating to the Transactions entered with Members of the Management, Administrative and Supervisory Bodies or with Companies having Joint Directors with Euro Disney S.C.A.

        Transactions authorised during the fiscal year ended September 30, 2004

        The special report of the statutory auditors will be made available to the shareholders in accordance with applicable laws prior to the annual shareholders' meeting approving the 2004 financial statements.

        Transactions authorised during the prior fiscal year, the performance of which has continued during the fiscal year ended September 30, 2004

        The special report of the statutory auditors will be made available to the shareholders in accordance with applicable laws prior to the annual shareholders' meeting approving the 2004 financial statements.

    3.1.2         GENERAL INFORMATION RELATING TO THE SHARE CAPITAL OF THE COMPANY

    3.1.2.1       Share Capital as of September 30, 2004

        Number of issued shares: 1,082,680,292.

        Nominal value of each share: € 0.01.

        Amount of the issued share capital: € 10,826,802.92, fully paid-up.

    3.1.2.2       Acquisition by Euro Disney S.C.A. of its Own Shares

        The Company does not have an authorisation allowing it to purchase or sell its own shares for the purpose of stabilisation of the share price.

    3.1.2.3       Authorised Share Capital not yet Issued

        The general meeting of the shareholders of the Company held on May 5, 2003 delegated to the Gérant the power to decide (i) an increase in the share capital of the Company, (ii) the issuance of securities giving rights to shares of the Company or (iii) the issuance of share warrants. The maximum authorised nominal amounts for securities that can be issued as mentioned in (ii) above, constituting debt securities, is of € 750.0 million and the maximum nominal amounts of the increases in share capital that can result from the issuance of securities described in (i), (ii) and (iii) above is € 200.0 million. Such delegation, which is given for a period of 26 months, was not used and will expire on July 5, 2005.

    3.1.2.4       Other Securities giving Right to Shares of Euro Disney S.C.A.

        Euro Disney S.C.A. has an employee stock option plan.

        A summary of Euro Disney S.C.A.'s stock option activity for the years ended September 30, 2004 and 2003, is as follows:

	Number of Options (in thousands)	Weighted-average Exercise Price (in €)

Balance at September 30, 2002	33,347	1.02

Options granted	–	–
Options exercised	–	–
Options cancelled	(4,037)	0.96
Balance at September 30, 2003	29,310	1.02

Options granted	–	–
Options exercised	–	–
Options cancelled	(2,761)	0.99
Balance at September 30, 2004	26,549	1.03

        The following table summarises information about stock options at September 30, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Price	Number of Shares (in thousands)	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price	Number of Shares (in thousands)	Weighted-average Exercise Price

€ 0.77 – 1.00	11,782	5	€ 0.80	8,174	€ 0.80
€ 1.01 – 2.00	14,168	4	€ 1.16	9,723	€ 1.19
€ 2.01 – 2.50	599	1	€ 2.32	599	€ 2.32
	26,549	4	€ 1.03	18,496	€ 1.06

    3.1.2.5       Changes in the Share Capital since January 1, 2000

        The ordinary and extraordinary general meeting of the shareholders of the Company held on March 25, 2004 authorised a decrease in the share capital in an amount of € 791,953,293 by reducing from € 0.76 to € 0.01 the nominal value of each of the 1,055,937,724 current share of the Company. This decrease in capital became effective on July 9, 2004. As of September 30, 2004, the share capital of the Company, as acknowledged by the Gérant on such date, was € 10,826,802.92, composed of 1,082,680,292 shares with a nominal value of € 0.01 each, all fully paid-up.

        The changes in Euro Disney S.C.A.'s share capital since 1999 are set forth in the following table:

		Issuance of shares
	Description	Share Capital (in €)	Share premium (in €)	Number of shares	Cumulative share capital (in €)	Cumulative number of shares

1999	Conversion of 8 Convertible Bonds	8	161	10	585,029,927	767,508,951
	Exercise of 99 Share Warrants	25	176	33	585,029,952	767,508,984
	Exercise of 325,030 Employee Stock Options	247,752	147,912	325,030	585,277,704	767,834,014

2000	Issuance of New Shares	219,479,142	10,871,065	287,937,759	804,756,846	1,055,771,773
	Share Issuance Costs	–	(10,871,065)	–	804,756,846	1,055,771,773
	Conversion of Balances to euros (rounding)	1	(1)	–	804,756,847	1,055,771,773
	Exercise of 415 Share Warrants	118	767	155	804,756,965	1,055,771,928
	Conversion of 100 Convertible Bonds	109	2,018	143	804,757,074	1,055,772,071

2001	Conversion of 312 Convertible Bonds	339	6,320	445	804,757,413	1,055,772,516
	Exercise of 497 Share Warrants	135	944	177	804,757,548	1,055,772,693
	Exercise of 14,400 Employee Stock Options	10,976	976	14,400	804,768,524	1,055,787,093

2002	Conversion of 5.648 Convertible Bonds	6,274	114,270	8,231	804,774,798	1,055,795,324
	Rounding Adjustment	1	(1)	–	804,774,799	1,055,795,324
	Exercise of 142,400 Employee Stock Options	108,544	7,068	142,400	804,883,343	1,055,937,724

2003	Rounding of nominal per share value	(2,370,673)	2,370,673	–	802,512,670	1,055,937,724

2004	Decrease in nominal value per share	(791,953,293)	791,953,293	–	10,559,977	1,055,937,724
	Conversion of 26,725,580 ORAS	267,256	152,189,874	26,725,580	10,826,633	1,082,663,304
	Exercise of 47,826 Share Warrants (i.e., 16,988 shares)	170	97,024	16,988	10,826,803	1,082,680,292
	As of September 30, 2004	10,826,803	1,235,656,378	–	10,826,803	1,082,680,292

    3.1.2.6       Shareholders of Euro Disney S.C.A. as of September 30, 2004

Shareholders (as of September 30, 2004) (before Contribution)	Number of shares (in millions)	Percentage of the share capital

EDL Holding Company	439.3	40.6%
Kingdom 5-KR-135, Ltd (Prince Alwaleed)	172.5	15.9%
Public	470.9	43.5%
Total	1,082.7	100%

        Other than indicated in the table above, no shareholder has informed the Company that it holds, directly or indirectly, alone or jointly, or in concert with other entities, more than 2% of the share capital of the Company. The Company does not own or control any of its shares.

        As of September 30, 2004, the aggregate number of voting rights was 1,082,680,292. No shares confer double voting rights. As of September 30, 2004, to the knowledge of the Company, the aggregate number of shares and voting rights held by the members of the Supervisory Board and the directors (mandataires) of Euro Disney S.A.S. (Gérant) was 10,103.

    3.2            INFORMATION RELATING TO THE BUSINESS OF THE COMPANY

    3.2.1         DESCRIPTION OF THE COMPANY

        Group Description

        Euro Disney S.C.A. and its subsidiaries operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels (including the Davy Crockett Ranch) with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group's operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.

        Most of these facilities (with the exception of Walt Disney Studios Park, two hotels and the golf facility, which Euro Disney S.C.A. owns) are leased by the Group from special-purpose financing companies, which as of October 1, 2003 have been consolidated. Euro Disney S.C.A. has no ownership interest in these financing companies. Disneyland Resort Paris is modelled on the theme park and resort concepts developed by TWDC.

        History of the Company

        In March 1987, TWDC entered into the Master Agreement on the creation and the operation of Euro Disneyland in France with the Republic of France and certain other French public authorities. Euro Disney S.C.A. became a party to the Master Agreement after its original signature. The Master Agreement sets out a master land-use plan and general development program (the "Master Plan") establishing the type and size of facilities that Euro Disney S.C.A. has the right, subject to certain conditions, to develop at the Resort Site over a 30-year period ending in 2017. The Site, as it exists today, represents the fulfilment of the following development phases:

Phase	Development Period	Development Description

Phase IA	1989 to 1992	Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, golf course, infrastructure and support facilities.

Phase IB	1989 to 1992	Five themed hotels and the Disney Village defined as the "Phase IB Facilities".

Phase IC	1992 to 1995	ACP Assets which included among other attractions, Space Mountain and Indiana Jones and the Temple of Doom
	1996 to 1997	Disneyland Park attraction Honey, I Shrunk the Audience !

Phase II	1998 to 2004	Val d'Europe new city development including an international mall, second urban rail station on the Site, and the development of a downtown district with commercial offices and residential building, the first phase of a business park, and Walt Disney Studios Park.

        Description of Operating Segments

        Reported Segments of the Group

        The Group operates in the following segments:

        •
        Resort activities include the operation of the Theme Parks, Hotels and Disney Village, and the various services that are provided to guests visiting the resort destination.

        •
        Real Estate Development activities include the conceptualisation and planning of improvements and additions to the existing Resort activity, as well as other commercial and residential real estate projects, whether financed internally or through third-party partners.

        A breakdown of total revenues by major segment and activities during the past five fiscal years is set forth in the table below:

			As-Reported
(€ in millions)	2004	Pro-Forma 2003	2003	2002	2001	2000

Theme Parks	531.3	508.5	508.5	526.0	476.4	459.5
Hotels and Disney Village	405.2	416.7	416.7	411.7	386.5	370.3
Other	99.7	98.0	98.7	106.2	101.4	110.9

Resort Segment	1,036.2	1,023.2	1,023.9	1,043.9	964.3	940.7
Real Estate Development Segment	11.8	23.6	23.6	27.3	37.2	14.5
Total Revenues	1,048.0	1,046.8	1,047.5	1,071.2	1001.5	955.2

        Resort Segment

        Theme Parks

        Within the Resort segment, theme park activity includes all operations of Disneyland Park and Walt Disney Studios Park, including merchandise, food and beverage, special events and all other services provided to the guests in the parks. Theme park revenue is determined primarily by two factors: the number of guests and the total average spending per guest (which includes the admission price and spending on food, beverages and merchandise).

        Euro Disney S.C.A. began offering and promoting a "Park Hopper" ticket for one-day, two-day and three-day periods in October 2003 whereby for an additional price of € 9 to € 12 over a single-gate admission price, a guest can go back and forth freely between Disneyland Park and Walt Disney Studios Park.

        The following table summarises the evolution of the single-gate, one-day theme park admission prices, attendance and average spending per guest:

Fiscal Year	Total Guests (in millions)(1)	Total Average Spending per Guest(2)	Theme Park Admission Price High Season(3)	Theme Park Admission Price Low Season(3)

2004	12.4	42.7	€ 40.0	€ 40.0
2003	12.4	40.7	€ 39.0	€ 29.0
2002	13.1	40.1	€ 38.0	€ 27.0
2001	12.2	38.9	€ 36.0	€ 25.9
2000	12.0	38.1	€ 33.5	€ 25.2

          (1)
          Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.
          (2)
          Average daily admission price and spending for food, beverage, merchandise and other services sold in Theme Parks, excluding value added tax.
          (3)
          Represents at-gate park admission price for one adult including value added tax at the end of the fiscal year. Starting in fiscal year 2002, high season pricing generally applied all-year round except during the period between January and March inclusive. Since January 2004, a single admission pricing is applied all-year round.

        Disneyland Park

        Disneyland Park is composed of five "themed lands": Main Street U.S.A., which transports guests to an American town at the turn of the 20th century, with its houses and shops, Frontierland, which takes guests on the path of the pioneers who settled the American West, Adventureland, where guests dive into a world of intrigue and mystery, reliving Disney's most extraordinary legends and best adventure movies, Fantasyland, a magical land where guests find the fairy tale heroes brought to life in Disney's animated films, and Discoveryland, which lets guests discover different "futures" through the works of visionaries, inventors, thinkers and authors of science fiction from all periods.

        There are 43 attractions in Disneyland Park, including upgraded versions of standard features of Disney theme parks around the world such as: Big Thunder Mountain, a roller coaster which simulates a mining railway train, Pirates of the Caribbean, which reproduces a pirate attack on a Spanish fort of the 17th century, Phantom Manor, a haunted Victorian mansion, It's a small world, the most popular attraction in Fantasyland, an exhibition of dolls from around the world, dressed in their national costumes, and Honey, I Shrunk the Audience!, a three-dimensional film with interactive special effects during which spectators participate in the illusion of being "shrunk". Other popular attractions that are unique to Disneyland Park include: Indiana Jones and the Temple of Doom, a full-loop roller coaster ride through simulated ancient ruins, and Space Mountain – from the Earth to the Moon, a roller coaster ride themed to the work of Jules Verne in which guests board a spaceship and are catapulted by a giant canon into outer space.

        Disneyland Park also has five permanent theatres.

        In addition to the permanent Disneyland Park attractions, parades and live stage shows, there are numerous special events throughout the year which in the past have included a Festival of Flowers in April and the California Dream Festival in September, the Halloween Festival in October, Guy Fawkes Night in November, special Christmas festivities in December and early January, and The Lion King Carnival in February and March.

        Walt Disney Studios Park

        Walt Disney Studios Park opened to the public on March 16, 2002. Walt Disney Studios Park is a live-action, animation and television studio, where guests experience movies and television both from behind the scenes and in front of the camera. Guests discover the world of cinema, see how movies are made today and step into the future of movie making. They also have the opportunity to be part of the action, and get hands-on experience in animation techniques and special effects.

        Walt Disney Studios Park covers approximately 25 hectares (62 acres), which is about half the size of Disneyland Park, and may be expanded in the future.

        Walt Disney Studios Park includes nine major attractions, several of which were specifically developed for the park. Examples include the Stunt Show Spectacular, a live show in which stuntmen, facing an audience of up to 3,000 guests, simulate the filming of an action scene involving car and motorcycle chases and other special effects, Cinemagique, a lyrical and emotional salute to the classics of international cinema, and Armageddon, a revealing look into the world of film special effects while on board a spaceship hit by a meteorite shower, and Animagique, featuring some of the greatest moments of almost 80 years of Disney animation.

        The park also features upgraded versions of attractions from Disney MGM-Studios near Orlando, Florida such as Rock'n Roller Coaster, a roller coaster ride themed to the music of Aerosmith and a visit to a music recording studio, and Catastrophe Canyon, the highlight of the Studio Tram Tour, which allows guests to experience a simulated earthquake and the resulting explosions and floods.

        Since June 2002, the Disney Cinema Parade celebrates the steps involved in movie making story from A to Z featuring well-known Disney characters. To add to the overall park ambience, Walt Disney Studios Park also includes street entertainers (e.g., movie "look-alikes" and musicians), Disney characters centred around the world of animation and special entertainment such as Sister Act.

        Hotels and Disney Village

        Also included in the Resort segment are the Hotels and Disney Village operations. Revenues from these activities include room rental, food and beverage, merchandise, dinner shows, convention revenues and fixed and variable rent received from third-party partners operating within the Resort.

        In fiscal year 2004, approximately 27% of total hotel room-nights sold were generated in the three-month period from June through August, while approximately 24% were generated in the three-month period from November through January, versus 36% and 14%, respectively, in fiscal year 1993. The Group currently differentiates pricing according to the season and the level of demand with a focus on yield optimisation.

        Hotels Operations

        Hotel revenues are determined primarily by two factors: the average occupancy rate and per-room spending.

Fiscal Year	Average Occupancy Rate(1)	Total Average Daily Spending per Occupied Room(2)

2004	80.5%	€ 186.6
2003	85.1%	€ 183.5
2002	88.2%	€ 175.1
2001	86.0%	€ 168.6
2000	82.9%	€ 165.4

          (1)
          Number of rooms occupied per night divided by the number of rooms available during the relevant period.
          (2)
          Average daily room price and spending on food, beverage and merchandise and other services sold in the Hotels, excluding value added tax.

        The Group operates seven hotels at the Resort: the Disneyland Hotel, the Hotel New York, the Newport Bay Club, the Sequoia Lodge, the Hotel Cheyenne, the Hotel Santa Fe and the Davy Crockett Ranch. Together, the hotels have a total capacity of approximately 5,800 rooms. Each of the hotels was designed and built with a specific theme and for a particular market segment. The Disneyland Hotel, which is located at the entrance of Disneyland Park, and the Hotel New York are positioned as deluxe hotels offering service equivalent to that of the best hotels in Paris. The Newport Bay Club and the Sequoia Lodge are positioned as "first-class" hotels, while the Hotel Cheyenne and the Hotel Santa Fe were designed as "moderately-priced" hotels. The Davy Crockett Ranch campground is comprised of individual bungalows with private kitchens, camping sites, sports and leisure facilities and a retail shop. Both the Hotel New York and the Newport Bay Club include convention facilities, which provide a total of approximately 10,500 square meters of meeting space. Resort amenities also include 12 restaurants, 9 bars, a 27-hole golf course, 5 swimming pools, 4 fitness centres, a tennis facility and an ice-skating rink.

        In addition to the seven "Euro Disney" hotels described above, several new third-party managed hotels, having signed sales and marketing agreements with the Group, are currently operating on the Site:

	Designation	Category	Date opened	Number of Units

Hotel Elysées Val d'Europe	Associated	3*	June 02	154
My Travel Explorer	Selected	3*	March 03	390
Kyriad	Selected	2*	March 03	300
Pierre et Vacances Tourist Residence	Associated	3*	April 03	291
Holiday Inn	Selected	4*	June 03	396
Marriot Vacation Club	Associated	4*	June 03	97
Mövenpick Dream Castle Hotel	Selected	4*	July 04	405
Total				2,033

        Disney Village Operations

        Disney Village consists of approximately 30,000 square meters of themed dining, entertainment and shopping facilities.

        The over-riding themes of Disney Village are "American Places" and "American Entertainment" in the spirit of a coast-to-coast trip from New York to Los Angeles. The largest of its facilities is an indoor arena seating more than 1,000 guests for dinner and a performance of Buffalo Bill's Wild West Show. Other facilities include themed bars with music, themed restaurants, including Café Mickey, Planet Hollywood, Rainforest Café, Annette's Diner, McDonald's, and King Ludwig's Castle (opened June 2003), retail shops and a 15-screen multiplex Gaumont cinema with one of the largest screens in Europe.

        Additional Information

        –
        Food and Beverage

        68 restaurants and bars are located throughout the Resort (4 restaurants are operated by third-parties). Restaurants are themed both in decoration and menu, based upon their location within the Resort, and offer guests a wide variety of dining experiences.

        –
        Merchandising

        The merchandising facilities include 54 boutiques, 4 kiosks and a large number of mobile carts strategically located throughout the Resort, which offer a wide range of both Disney-themed and non-Disney-themed goods.

        Real Estate Development Segment

        The Group's activities include the planning and development of the 1,943 hectare site on which the Resort is located, in accordance with the Master Plan. Development activities include the conceptualisation and planning of improvements and additions to the existing Resort, as well as other commercial and residential real estate projects to be located on the Site, whether financed internally or through third-party partners.

        The following table summarises the financial impact of real estate development activities on Euro Disney S.C.A.'s financial statements:

(€ in millions)	2004	2003	2002	2001	2000

Revenues
Operating	11.8	23.6	27.3	37.2	14.5
Exceptional	–	0.1	–	0.4	0.6

Total Revenues	11.8	23.7	27.3	37.6	15.1
Costs and Expenses	(10.1)	(13.3)	(15.2)	(13.4)	(11.6)
Net Income	1.7	10.4	12.1	24.2	3.5

        Significant Operating Contracts

        Agreements with French Governmental Authorities

        On March 24, 1987, TWDC entered into the Master Agreement with the Republic of France, the Region of Ile-de-France, the Department of Seine-et-Marne, the Public Establishment for the Development of the new town of Marne-la-Vallée ("Etablissement Public d'Aménagement de la Ville Nouvelle de Marne-La-Vallée – EPA Marne") and the Suburban Paris Transportation Authority ("RATP"), for the development of the Resort and other various development phases of 1,943 hectares for the undeveloped land located 32 kilometres east of Paris in Marne-la-Vallée, France.

        The Master Agreement, as amended from time to time, determines the general outline of each phase of development as well as the legal and initial financial structure.

        Participant Agreements

        Euro Disney S.C.A. has entered into long term participant agreements with the following companies: Coca-Cola, Esso, France Telecom and its subsidiary Orange, General Motors, Hasbro Inc., Hertz, IBM, Kellogg's, Kodak, McDonald's, Nestlé and its subsidiary Perrier-Vittel, and Visa. These participant agreements provide the Disneyland Resort Paris participants with the following rights in exchange for an individually negotiated fee: (i) a presence on Site through the sponsoring of one or more of Disneyland Park, Walt Disney Studios Park or Disney Village's attractions, restaurants or other facilities, (ii) promotional and marketing rights with respect to the category of product which is covered by the participant agreement, and (iii) the status of privileged supplier of the Group.

        Undertakings and Agreements with TWDC and Subsidiaries

        Undertakings

        In connection with the 1994 financial restructuring, TWDC agreed, so long as certain indebtedness is outstanding to the Group's major creditors, to hold at least 34% of the common stock of Euro Disney S.C.A. until June 10, 1999, at least 25% until June 10, 2004 and at least 16.67% until 2016. In connection with the financing of Walt Disney Studios Park, TWDC has committed to the CDC to hold at least 16.67% of the common stock of Euro Disney S.C.A. until 2027. These undertakings will be modified in the context of the implementation of the Restructuring under whose terms TWDC has undertaken to hold at least 39% of the common stock of Euro Disney S.C.A. until December 31, 2016 (see paragraph 1.1.1 "Maintenance of TWDC's interest in Euro Disney S.C.A.'s capital").

        Euro Disney S.C.A. and Euro Disneyland Participations S.A.S., an indirect wholly-owned subsidiary of TWDC (which is also a partner of the Phase IA Financing Company), have agreed to indemnify the partners of the Phase IA Financing Company as to all liabilities arising for Euro Disney S.C.A. and the Phase IA Financing Company under the Master Agreement. To the extent the resources of Euro Disney S.C.A. and the Phase IA Financing Company are insufficient to cover any such indemnity, TWDC, through a wholly-owned subsidiary, has agreed to indemnify the partners of the Phase IA Financing Company up to an additional € 76.2 million. In connection with the 1994 financial restructuring, EDA also undertook certain indemnification obligations in favour of the partners of the Phase IA Financing Company in respect of certain liabilities arising under the Master Agreement.

        Development Agreement

        Pursuant to the Development Agreement dated February 28, 1989 with Euro Disney S.C.A., Euro Disney S.A.S. provides and arranges for other subsidiaries of TWDC to provide a variety of technical and administrative services to the Company. These services are in addition to the services Euro Disney S.A.S. is required to provide as the Gérant and include, among other things, the development of conceptual designs for existing Theme Parks and future facilities and attractions, the manufacture and installation of specialised show elements, the implementation of specialised training for operating personnel, the preparation and updating of operations, maintenance and technical manuals, and the development of a master land use plan and real estate development strategy. As the Development Agreement concerns the entire Resort, the services provided by Euro Disney S.A.S. pursuant to the Development Agreement extend to all the installations of Walt Disney Studios Park, primarily for the design and construction of said installations. EDLI, an indirect subsidiary of TWDC, was responsible for the management and administration of the overall design as well as the construction of the Theme Parks, including the design and procurement of the show-and-ride equipment. Most of the other facilities of the Resort were designed under our supervision with the administrative and technical assistance of affiliates of TWDC specialised in the development of hotels, resorts and other retail and commercial real estate projects in the United States, in accordance with the related servicing agreements.

        Phase II Development Fee

        As part of the terms of the 1994 financial restructuring, the payment of a one-time development fee of € 182.9 million will be required upon the satisfaction of certain conditions, including conditions relating to Walt Disney Studios Park. In order to obtain the approval of the financing of Walt Disney Studios Park by the lenders and the lenders of the Financing Companies from which a substantial portion of the Group's operating assets is leased, TWDC agreed in September 1999 to amend the terms for the development fee so that it will not be due unless and until future events occur, including the repayment of existing bank debt (as defined in the agreement) and the achievement of specified cash flow levels.

        License Agreement

        Under the License Agreement, dated February 28, 1989, between The Walt Disney Company (Netherlands) B.V. and Euro Disney S.C.A., Euro Disney S.C.A. was granted a license to use any present or future intellectual or industrial property rights of TWDC that may be incorporated into attractions and facilities designed from time to time by TWDC and made available to Euro Disney S.C.A. In addition, the License Agreement authorises the sale, at the Resort, of merchandise incorporating or based on intellectual property rights owned by, or otherwise available to The Walt Disney Company. The above-mentioned license granted to Euro Disney S.C.A. is essential to the pursuance of its business activities, as such rights are indispensable to the continued operation of the Group. Royalties to be paid by Euro Disney S.C.A. for the use of these rights were originally equal to:

        (i)
        10% of gross revenues (net of value-added tax ("VAT") and other similar taxes) from rides, admissions and related fees (such as parking, tour guide and similar service fees) at all theme parks and attractions;

        (ii)
        5% of gross revenues (net of VAT and other similar taxes) from merchandise, food and beverage sales in or adjacent to any theme park or other attraction, or in any other facility (with the exception of the Disneyland Hotel), whose overall design concept is based predominantly on a TWDC theme;

        (iii)
        10% of all fees paid by Participants; and

        (iv)
        5% of all gross revenues (net of VAT and other similar taxes) from the exploitation of hotel rooms and related revenues at certain Disney-themed accommodations. None of the Group's currently existing hotels at the Disneyland Resort Paris are considered Disney-themed as defined in the License Agreement, except the Disneyland Hotel, which is specifically excluded.

        As part of the 1994 financial restructuring, TWDC amended the License Agreement and, as a result, no royalties were due for fiscal years 1994 through 1998. Starting in fiscal year 1999 until fiscal year 2003 (inclusive), the royalties payable by Euro Disney S.C.A. are being calculated at rates equal to 50% of the rates stated above. On March 28, 2003, The Walt Disney Company (Netherlands) B.V. agreed to conditionally waive royalties with respect to the last three quarters of fiscal year 2003 and to change the payment terms for fiscal year 2004 from quarterly to annually in arrears. Beginning in fiscal year 2004, Euro Disney S.C.A. is responsible for the payment of 100% of the original royalty rates as presented above. In the context of the Restructuring, certain royalties payable by Euro Disney S.C.A. were agreed upon. These deferrals constitute the only modification to the royalties in the context of the Restructuring. See paragraph 1.1.1, – "Deferrals of Management Fees and Royalties Payable to TWDC" and – "Payment Due Upon Completion of the Share Capital Increase".

        The table below sets out the amount of royalties paid (or, in the case of fiscal year 2004, to be paid) by Euro Disney S.C.A. with respect to fiscal years 1992 through 2004, as stated in the consolidated accounts of the Group.

Fiscal Year		Royalties (€ in millions)

1992		30.0
1993		39.9
1994	(1)	–
1995	(1)	–
1996	(1)	–
1997	(1)	–
1998	(1)	–
1999	(2)	21.8
2000	(2)	21.5
2001	(2)	21.7
2002	(2)	23.9
2003	(2)(3)	5.6
2004	(4)	47.2
          (1)
          In accordance with the terms of the 1994 restructuring, TWDC waived royalties in respect of fiscal years 1994 through 1998.
          (2)
          In accordance with the terms of the 1994 restructuring, from fiscal year 1999 through fiscal year 2003, the amount of royalties due by Euro Disney S.C.A. was 50% of the amount originally provided for under the License Agreement.
          (3)
          In fiscal year 2003, € 16.9 million of royalties were conditionally waived.
          (4)
          This amount will be due and payable upon completion of the Rights Offering or at the latest on April 30, 2005.

        The License Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party.

    3.2.2         CHANGES IN THE NUMBER OF EMPLOYEES EMPLOYED BY THE COMPANY AND ITS GROUP DURING THE LAST FOUR FISCAL YEARS

        The weighed-average number of employees employed by the Group is as follows:

	Fiscal years ended on September 30,
	2004	2003	2002	2001

Executives	2,376	2,328	2,287	1,997
Non executives	9,786	9,895	10,180	9,112
	12,162	12,223	12,467	11,109

    3.2.3         CORPORATE ORGANISATION OF THE GROUP

        Operating Companies

        Euro Disney S.C.A.

        Euro Disney S.C.A. operates Disneyland Park and Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch and the golf course.

        EDL Hôtels S.C.A.

        EDL Hôtels S.C.A., a 100% (directly and indirectly) owned subsidiary of Euro Disney S.C.A. operates all of the hotels except the Disneyland Hotel and the Davy Crockett Ranch, and also the Disney Village.

        The general partner of EDL Hotels S.C.A. is EDL Hôtels Participations S.A.S., a wholly-owned subsidiary of Euro Disney S.C.A. The Gérant of EDL Hôtels S.C.A. is Euro Disney S.A.S., which is also the Gérant of Euro Disney S.C.A.

        Financing Companies

        Phase IA Financing Company

        In 1994, the Phase IA Financing Company entered into the Disneyland Park Lease described in paragraph 1.1.6.6 above.

        The partners of the Phase IA Financing Company are various banks, financial institutions and companies holding an aggregate participation of 83%, and Euro Disneyland Participations S.A.S., an indirect wholly-owned subsidiary of TWDC, holding a participation of 17%. The Group has no ownership interest in the Phase IA Financing Company. Euro Disney S.C.A. is jointly liable for a significant portion of the indebtedness of the Phase IA Financing Company (approximately two-thirds of the outstanding indebtedness due under the Phase IA Credit Facility). The partners are subject to unlimited joint and several liabilities for the financial obligations of the Phase IA Financing Company. The banks that are parties to the Phase IA Credit Facility and the CDC with regards to CDC Prêts Participatifs, have effectively waived any recourse against the partners of the Phase IA Financing Company.

        The Phase IA Financing Company is managed by Société de Gérance d'Euro Disneyland S.A.S., an indirect wholly-owned subsidiary of TWDC.

        Phase IB Financing Companies

        Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hotel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C. are collectively the Phase IB Financing Companies, each of which (i) rents the land on which the related hotel or Disney Village, as the case may be, is located, from EDL Hotels S.C.A., (ii) owns the related hotel or Disney Village, as the case may be, and (iii) leases the related hotel or Disney Village, to EDL Hotels S.C.A., and (iv) is structured as a partnership (société en nom collectif) governed by the same principles as the Phase IA Financing Company.

        The partners of the Phase IB Financing Companies are various banks and financial institutions that are creditors of the Phase IB Financing Companies. The Group has no ownership interest in the Phase IB Financing Companies. EDL Hotels S.C.A. has guaranteed all the obligations of the Phase IB Financing Companies with respect to the loans extended by their lenders and partners. The partners of the Phase IB Financing Companies are subject to unlimited joint and several liabilities for the obligations of the Phase IB Financing Companies. However, the creditors of the Phase IB Financing Companies have waived any recourse against the partners of the Phase IB Financing Companies.

        Pursuant to the respective by-laws of the Phase IB Financing Companies, the Gérant of each of the Phase IB Financing Companies is EDL Services S.A.S., a wholly-owned subsidiary of Euro Disney S.C.A.

        Centre de Congrès Newport S.A.S.

        Centre de Congrès Newport S.A.S., a wholly-owned indirect subsidiary of TWDC, entered into a ground lease with EDL Hôtels S.C.A. pursuant to which it financed and acquired the Newport Bay Club Convention Center and, when completed, leased it back to EDL Hôtels S.C.A. EDL Hôtels S.C.A. has an option to repurchase such assets.

    3.2.4         LITIGATION

        The Group is party to various legal proceedings in the normal course of business. Management believes that the Group has made appropriate reserves with respect to these legal proceedings, both individually and as a whole, and that such proceedings should not have a material adverse impact on the financial position of the Group or its results.

    3.3            ASSETS – FINANCIAL SITUATION – RESULTS

    3.3.1         FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

        The financial statements (including the notes thereto) for the fiscal year ended September 30, 2004 will be made available to the shareholders of Euro Disney S.C.A. in accordance with applicable laws prior to the annual shareholders' meeting approving the 2004 financial statements.

    3.3.2         SUMMARISED FINANCIAL STATEMENTS OF THE LAST THREE FISCAL YEARS

(€ in millions)	Year ended September 30,

Condensed Statement of Income	2004	2003	2002

Revenues	1,039.3	982.1	1,185.6
Wages and employee benefits	(360.1)	(360.1)	(347.0)
Other costs and expenses	(723.5)	(615.3)	(801.7)
Depreciation and provisions	(82.2)	(126.4)	(65.5)

Operating Loss	(126.5)	(119.7)	(28.6)
Net financial income (loss)	(4.6)	(8.1)	16.6

Income (Loss) before Exceptional Income	(131.1)	(127.8)	(12.0)
Exceptional income (loss)	(12.4)	12.5	(36.9)
Income tax	2.6	5.1	2.8
Net Loss	(140.9)	(110.2)	(46.1)

(€ in millions)	Year ended September 30,

Condensed Balance Sheet	2004	2003	2002

Intangible and tangible assets, net	856.7	884.3	962.8
Financial assets	1,371.6	1,420.2	1,405.4

Fixed Assets	2,228.3	2,304.5	2,368.2
Inventories	35.7	35.3	34.5
Accounts receivable and other	138.1	128.7	184.7
Cash and short-term investments	75.8	40.0	15.5
Prepaid expenses and deferred charges	57.7	56.9	81.2
Total Assets	2,535.6	2,565.4	2,684.1

Share capital	10.8	802.5	804.9
Premium, reserves and retained earnings	1,305.8	471.7	532.3
Current year net loss	(140.9)	(110.2)	(46.1)
Investment grant and tax depreciation	0.8	1.4	1.8

Shareholders' Equity	1,176.5	1,165.4	1,292.9
Bonds redeemable in shares ("ORA")	–	152.8	152.8
Provisions for risks and charges	68.3	86.8	35.3
Borrowings	862.5	843.1	795.1
Accounts payable and other liabilities	367.4	257.9	345.9
Deferred revenues	60.9	59.4	62.1
Total Shareholder's Equity And Liabilities	2,535.6	2,565.4	2,684.1

    3.3.3         SUBSIDIARIES AND INTERESTS

        See chart shown in paragraph 1.5.2 above, as well as the description of EDL Hôtels S.C.A. and its activities in paragraphs 3.2.1.1 and 3.2.3 above.

    3.4            STOCK MARKET AND RETURN OF THE FINANCIAL INSTRUMENTS

    3.4.1         PLACES OF LISTING

        Since November 1989, the shares have been listed on the Premier Marché of Euronext Paris, on the London Stock Exchange (where they are traded in pounds sterling in the form of depository receipts) and on Euronext Brussels. The share warrants are listed on the Premier Marché of Euronext Paris. The shares of Euro Disney S.C.A. are also listed on the SEAQ International in London.

        In addition, options on the shares are traded on the Marché des Options Négociables de Paris (MONEP).

    3.4.2         SHARE PRICE

        Information relating to changes in the price and trading volume of the shares on the Premier Marché of Euronext Paris is given in the table below for the last 18 months.

			Volume of shares traded (by month)

	Share price Euronext(1)		Euronext Paris(1)

Period	+ High	+ Low	(in € thousands)	Number of Shares

	(in €)
Fiscal Year 2003
April 2003	0.57	0.34	16,977	36,606,292
May 2003	0.54	0.45	10,571	21,372,764
June 2003	0.68	0.46	31,710	53,313,539
July 2003	0.65	0.57	15,163	24,658,880
August 2003	0.58	0.47	27,389	50,686,449
September 2003	0.76	0.55	51,853	78,656,510
Fiscal Year 2004
October 2003	0.66	0.55	31,255	51,781,069
November 2003	0.59	0.48	20,615	39,122,788
December 2003	0.50	0.41	15,587	34,504,859
January 2004	0.53	0.42	30,324	63,102,393
February 2004	0.62	0.46	59,457	110,019,531
March 2004	0.58	0.43	33,211	67,367,325
April 2004	0.51	0.40	23,471	51,488,305
May 2004	0.43	0.35	12,298	32,237,008
June 2004	0.42	0.31	18,789	52,340,471
July 2004	0.40	0.30		23,916,580
August 2004	0.30	0.21		48,455,749
September 2004	0.38	0.26		76,517,526
          (1)
          Source: Euronext Paris

    3.4.3         DIVIDENDS

        The Company has distributed no dividend in respect of fiscal years ended September 30, 1997 through 2003.

        CHAPTER 4

        PROPOSED AMENDMENTS TO EURO DISNEY S.C.A.'S BY-LAWS

    4.1            MODIFICATION OF THE CORPORATE PURPOSE OF EURO DISNEY S.C.A.

        As a result of the Contribution, Euro Disney S.C.A. will conduct its business through its subsidiary, EDA. It is therefore proposed that the corporate purpose of Euro Disney S.C.A. be amended to specify that it can be carried out "directly or indirectly". As a result, the corporate purpose of Euro Disney S.C.A. would be stated as follows:

        (i)
        to engage, directly or indirectly, in the design, development, construction, leasing, purchasing, sale, promotion, licensing, management and operation of:

        (a)
        one or more theme parks and leisure and entertainment facilities, including the Disneyland and Walt Disney Studios theme parks, located in Marne-la-Vallée, and all future extensions thereof,

              as well as, more generally, all other theme parks, restaurants, merchandise retailing facilities, leisure centres, nature parks, campgrounds, sports facilities, resorts and entertainment complexes located in Marne-La-Vallée or in any other place;

          (b)
          all other real estate operations, including without limitation in respect of undeveloped land, hotels, offices, housing, factories, schools, shopping centres, conference centres, parking lots located in Marne-La-Vallée or in any other place, including, without limitation, the buildings, plants and structures of the Euro Disneyland Project (the "EDL Project"), as defined in the agreement on the creation and the operation of Euro Disneyland in France (the "Master Agreement") dated as of March 24, 1987, as amended;

              as well as all roads, plants, and other utilities, infrastructures and services relating thereto;

        (ii)
        to invest directly or indirectly, by establishing new companies, forming unincorporated joint ventures (sociétés en participation) or partnerships (sociétés en nom collectif), subscribing to or purchasing shares, subscription rights and other securities, making contributions in kind, effecting mergers, or any other transactions relating to commercial, industrial or real estate activities which may be related to or further the purpose set forth in (i) above;

        (iii)
        and generally to engage in any commercial, financial, industrial, real estate and other operations directly or indirectly related to any of the purposes referred to in (i) and (ii) above.

    4.2            MODIFICATION OF THE MANAGEMENT FEES

        The management fees payable by Euro Disney S.C.A. currently consist of a Base Fee, an Incentive Fee and a Hotel Sales Fee calculated as described in paragraph 2.4.3.1 above. The amount of such management fees depends on the financial performance of Disneyland Resort Paris.

        As a result of the Contribution, the assets and liabilities relating to Disneyland Resort Paris will be transferred to EDA, as described in Chapter 1 above. After the Contribution, management fees based on the financial performance of Disneyland Resort Paris will therefore be paid by EDA, based on financial performance measured at EDA's level under terms and conditions identical to those previously applicable to Euro Disney S.C.A. For that purpose, the by-laws of EDA will be amended to contain provisions identical to those previously contained in Euro Disney S.C.A.'s by-laws. At the same time, Euro Disney S.C.A.'s by-laws will be amended to provide for a fixed management fee of € 25,000 per year.

    4.3            MODIFICATION OF THE LIST OF DECISIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

        Scope of Power of the Extraordinary General Meeting of Euro Disney S.C.A. Before the Contribution

        Matters currently submitted to extraordinary general meeting of Euro Disney S.C.A.'s shareholders are the following:

        "(a.1)
        any and all proposed amendments to the by-laws [of Euro Disney S.C.A.] whose approval by the extraordinary general shareholders' meeting is required by applicable law, including, without limitation:

        (i)
        increasing or decreasing the capital of Euro Disney S.C.A.;

        (ii)
        modifying the terms and conditions for transfers of shares;

        (iii)
        altering the composition of ordinary general shareholders' meetings or the voting rights of shareholders at ordinary general shareholders' meetings or extraordinary general shareholders' meetings;

        (iv)
        changing the purpose, duration or registered office of Euro Disney S.C.A. (subject to the gérants' authority to change the registered office); and

        (v)
        transforming Euro Disney S.C.A. into a company having a different legal form, such as a société anonyme or a société à responsabilité limitée;

        (a.2)
        dissolving Euro Disney S.C.A., as well as approving any transfer or sale by Euro Disney S.C.A. which would entail the dissolution of Euro Disney S.C.A. or a reduction of Euro Disney S.C.A.'s corporate purpose;

        (a.3)
        the sale by a general partner to a third party of all or part of his rights in Euro Disney S.C.A. as general partner;

        (a.4)
        effecting a merger of Euro Disney S.C.A.;

        (a.5)
        deciding all other matters on which the extraordinary general shareholders' meeting may validly act under applicable law."

        Shareholders of Euro Disney S.C.A. must therefore be consulted at an extraordinary general meeting in respect of all such matters to the extent they relate to Disneyland Resort Paris.

        Scope of Power of the Extraordinary General Meeting of Euro Disney S.C.A. After the Contribution

        Following the Contribution, the assets and liabilities relating to Disneyland Resort Paris will be transferred to EDA. On the Contribution Completion Date, the by-laws of EDA will be amended to provide that EDA's shareholders must be consulted at an extraordinary general meeting on the following matters:

        "(a.1)
        any and all proposed amendments to the by-laws [of EDA] whose approval by the extraordinary general shareholders' meeting is required by applicable law, including, without limitation, and subject to other provisions of these by-laws:

        (i)
        increasing or reducing the capital of EDA;

        (ii)
        modifying the terms and conditions for transfers of Shares;

        (iii)
        altering the composition of ordinary general shareholders' meetings or the voting rights of shareholders at ordinary general shareholders' meetings or extraordinary general shareholders' meetings;

        (iv)
        changing the purpose, duration or registered office of EDA (subject to the gérants' authority to change the registered office);

        (v)
        transforming EDA into a company having a different legal form, such as a société anonyme or a société à responsabilité limitée;

        (a.2)
        dissolving EDA, as well as approving any transfer or sale by EDA which would entail the dissolution of EDA or a reduction of EDA's corporate purpose;

        (a.3)
        the sale by a general partner to a third party of all or part of his rights in EDA as general partner;

        (a.4)
        effecting a merger of EDA; and

        (a.5)
        deciding all other matters on which the extraordinary General shareholders' meeting may validly act under applicable law."

        Shareholders of EDA will therefore be consulted in respect of all such matters relating to Disneyland Resort Paris.

        Exercise of Euro Disney S.C.A.'s voting rights as shareholder of EDA

        EDA shares owned by Euro Disney S.C.A. will be voted at EDA's shareholders meetings by Euro Disney S.C.A.'s Gérant on behalf of Euro Disney S.C.A.

        It is proposed to provide in Euro Disney S.C.A.'s by-laws that Euro Disney S.C.A.'s Gérant must seek approval of Euro Disney S.C.A.'s shareholders at an extraordinary general meeting before voting EDA shares owned by Euro Disney S.C.A. on the following matters:

        •
        the removal of any manager (Gérant) of EDA;

        •
        any capital increase or reduction of EDA;

        •
        any modification to the terms and conditions applicable to the transfer of EDA's shares;

        •
        any modification to the composition of EDA's ordinary shareholders meetings or the voting rights of EDA's shareholders at ordinary general meetings or extraordinary general meetings;

        •
        any modification to the corporate purpose, duration or registered office of EDA (subject to the Gérant's power to move the registered office within the Seine-et-Marne département or in a neighbouring département);

        •
        any change of corporate form of EDA (e.g., conversion into a société anonyme or a société à responsabilité limitée);

        •
        the dissolution of EDA, as well as any transfer or sale by EDA which would result in the dissolution of EDA or a reduction of its corporate purpose;

        •
        the sale by a general partner to a third party of its interest in EDA and

        •
        any merger of EDA.

        Exercise of Euro Commandité S.A.S.' voting rights as general partner of EDA

        According to EDA's by-laws, and as is normal for a société en commandite par actions, no action may be taken at an extraordinary general shareholders' meeting of EDA without the prior consent of EDA's general partners.

        Euro Disney Commandité S.A.S., a wholly-owned subsidiary of Euro Disney S.C.A. is expected to become, on the Contribution Completion Date, a general partner of EDA. Euro Disney Commandité S.A.S. will hold 820 votes of the 1,000 votes held by the general partners of EDA (i.e., more than two-thirds of the votes, which will be the maximum majority required following the Contribution for decisions of the general partners of EDA).

        The by-laws of Euro Disney Commandité S.A.S. will provide that Euro Disney Commandité S.A.S.' President must seek prior approval of Euro Disney Commandité S.A.S.' sole shareholder (i.e., Euro Disney S.C.A.) in order to vote as a representative of Euro Disney Commandité S.A.S. acting in its capacity as general partner of EDA, with respect to the following matters:

        •
        the appointment and/or removal of any manager (Gérant) of EDA;

        •
        any capital increase or reduction of EDA;

        •
        any modification to the terms and conditions applicable to the transfer of EDA's shares;

        •
        any modification to the composition of EDA's ordinary shareholders meetings or the voting rights of EDA's shareholders at ordinary general meetings or extraordinary general meetings;

        •
        any modification to the corporate purpose, duration or registered office of EDA (subject to the Gérant's power to move the registered office within the Seine-et-Marne département or in a neighbouring département);

        •
        any change of corporate form of EDA (e.g., conversion into a société anonyme or a société à responsabilité limitée);

        •
        the dissolution of EDA, as well as any transfer or sale EDA which would result in the dissolution of EDA or a reduction of its corporate purpose;

        •
        the sale by a general partner to a third party of its interest in EDA;

        •
        any merger of EDA.

        It is further proposed to provide in Euro Disney S.C.A.'s by-laws that Euro Disney S.C.A.'s Gérant must seek approval of Euro Disney S.C.A.'s shareholders at an extraordinary general meeting before voting Euro Disney Commandité S.A.S. shares owned by Euro Disney S.C.A. on the following matters:

        •
        the removal of any manager (Gérant) of EDA;

        •
        any capital increase of EDA;

        •
        any capital reduction of EDA;

        •
        any modification to the terms and conditions applicable to the transfer of EDA's shares;

        •
        any modification to the composition of EDA's ordinary shareholders meetings or the voting rights of EDA's shareholders at ordinary general meetings or extraordinary general meetings;

        •
        any modification to the corporate purpose, duration or registered office of EDA (subject to the gérant's power to move the registered office within the Seine-et-Marne département or in a neighbouring département);

        •
        any change of corporate form of EDA (e.g., conversion into a société anonyme or a société à responsabilité limitée);

        •
        the dissolution of EDA, as well as any transfer or sale by EDA which would result in the dissolution of EDA or a reduction of its corporate purpose;

        •
        the sale by a general partner to a third party of its interest in EDA; and

        •
        any merger of EDA.

    4.4            MODIFICATION OF THE LIST OF DECISIONS TO BE SUBMITTED TO THE ORDINARY GENERAL SHAREHOLDERS' MEETINGS

        Pursuant to French corporate law, agreements entered into by EDA falling within the scope of article L.226-10 of the Commercial Code must be ratified by EDA's ordinary general shareholders' meetings.

        It is proposed to provide in Euro Disney S.C.A.'s by-laws that Euro Disney S.C.A.'s Gérant must seek authorisation of Euro Disney S.C.A.'s shareholders at an ordinary general meeting before voting EDA shares owned by Euro Disney S.C.A. on the approval of any agreement entered into by EDA falling within the scope of article L.226-10 of the Commercial Code.

        The by-laws of Euro Disney Commandité S.A.S. will further provide that the President of Euro Disney Commandité S.A.S. must seek prior approval of the sole shareholder of Euro Disney Commandité S.A.S. (i.e., Euro Disney S.C.A.) in order to vote as a representative of Euro Disney Commandité S.A.S. acting in its capacity as a general partner of EDA, with respect to any agreement entered into by EDA falling within the scope of Article L.226-10 of the Commercial Code.

    4.5            UPDATE OF THE BY-LAWS RELATING TO CODIFICATION OF THE COMPANY LAW OF JULY 24, 1966, THE LAW OF AUGUST 1, 2003 AND THE ORDINANCE OF JUNE 24, 2004

        Since the last update of Euro Disney S.C.A.'s by-laws, the Law No. 66-537 of July 24, 1966 on Commercial Companies (Loi sur les Sociétés Commerciales) has been codified into the Commercial Code. In addition, the Law No. 2003-706 of August 1, 2003 on Financial Security (Loi de Sécurité Financière), and the Ordinance of 2004-604 of June 24, 2004 Reforming the Regime of Securities Issued by the Commercial Companies (Ordonnance portant réforme du régime des valeurs mobilières émises par les sociétés commerciales) have modified some aspects of company law.

        It is therefore proposed to update Euro Disney S.C.A.'s by-laws to reflect these modifications as follows:

        •
        Article 2.4(a) and (c): replacing the references to "SICOVAM" by references to "Euroclear France" (which is the new name of SICOVAM),

        •
        Article 2.4(d): replacing "Article 356-1 and seq. of July 24, 1966 law on commercial companies" by "Article L. 233-7 and seq. of the Commercial Code",

        •
        Article 2.4(d): replacing "if the Shares are listed on the cote officielle or the second marché or the hors cote market" by "if the Shares are held through a financial intermediary duly authorized to act as a custodian in accordance with the provisions of article L.211-4 of the French Code monétaire et financier (Financial and Monetary Code)",

        •
        Article 2.4(d): replacing the 15 days notice period by a 5 business days notice period,

        •
        Article 2.4(d): replacing "Article 356-1 above" with "Article 233-7 above",

        •
        Article 2.5(g): replacing "Article 269-8 of July 24, 1966 law on commercial companies" by "Article L. 228-19 of the Commercial Code",

        •
        Article 6.3(b): replacing "Article 258 of July 24, 1966 law on commercial companies" by "Article L. 226-10 of the Commercial Code",

        •
        Article 9.3: replacing "Article 345 of July 24, 1966 law on commercial companies" by "Article L. 232-10 of the Commercial Code" and replacing "Article 347 of July 24, 1966 law on commercial companies" by "Article L. 232-12 of the Commercial Code".

        Chessy, November 8, 2004

        Euro Disney S.A.S., Gérant
        André Lacroix, Chairman and CEO

Glossary

Term	Definition

ACP Lease	Has the meaning set forth in paragraph 1.1.5;
ACP Assets
Means certain additional capacity Disneyland Park assets which were constructed subsequent to its opening. These assets were sold by Euro Disney S.C.A. and the Phase IA Financing Company to EDA and are being leased back to Euro Disney S.C.A. These assets include Space Mountain, Nautilus, Indiana Jones and the Temple of Doom, Star Tours Post Show and the Steam Engine Train;
Adjusted Pretax Cash Flow	Has the meaning set forth in paragraph 2.4.3.1;
AMF	Means Autorité des marchés financiers;
Base Fee	Has the meaning set forth in paragraph 2.4.3.1;
Cash Provided by Operations Before Incentive Fees and Income Taxes	Has the meaning set forth in paragraph 2.4.3.1;

CDC	Means the Caisse des Dépôts et Consignations;
CDC Phase I Loans	Means the loans granted by the CDC to Euro Disney S.C.A. and the Phase IA Financing Company (€ 127.5 million senior debt and € 402.7 million subordinated debt);
CDC Walt Disney Studios Park Loans
Means the subordinated loans granted by CDC to Euro Disney S.C.A. for a principal amount of € 381.1 million to finance part of the construction costs of Walt Disney Studios Park dated September 30, 1999;
Company	Means Euro Disney S.C.A.;
Contributed Business	Has the meaning set forth in paragraph 1.3.1.1;
Contribution
Means the contribution by Euro Disney S.C.A. to EDA of all its assets and liabilities, except for the Excluded Assets and the Excluded Liabilities, as such contribution is described in the Contribution Agreement;
Contributions	Has the meaning set forth in paragraph 1.3.1.2;
Contribution Agreement	Means the contribution agreement entered into between Euro Disney S.C.A. and EDA on September 30, 2004 (and modified on November 8, 2004) relating to the proposed Contribution;

Contribution Completion Date	Has the meaning set forth in paragraph 1.2.1.7;
Contribution Interim Period	Has the meaning set forth in paragraph 1.3.1.1;
Development Agreement
Means the agreement dated February 28, 1989 between Euro Disney S.C.A. and Euro Disney S.A.S., an indirect, wholly-owned subsidiary of TWDC, whereby Euro Disney S.A.S. provides and arranges for other subsidiaries of TWDC to provide the Group with a variety of technical and administrative services, see paragraph 3.2.1, – "Significant Operating Contacts";
Disneyland Park	Means the first theme park of Disneyland Resort Paris which opened on April 12, 1992;
Disneyland Park Lease	Has the meaning set forth in paragraph 1.1.5;
Disneyland Park Sublease	Has the meaning set forth in paragraph 1.1.5;
Disneyland Resort Paris, Resort, Resort Site or Site
Means resort site located 32 km to the East of Paris where the Group currently operates Disneyland Park, Walt Disney Studios Park, the seven themed hotels, the two convention centres, the Disney Village and the golf course;
EDA	Means Euro Disney Associés S.C.A., which is the beneficiary company of the Contribution;
EDL Project	Has the meaning set forth in paragraph 2.1.1.4;
Excluded Assets	Has the meaning set forth in paragraph 1.3.1.1;
Excluded Liabilities	Has the meaning set forth in paragraph 1.3.1.1;
Existing TWDC Credit Line
Means the revolving credit line with an original principal amount of € 167.7 million (1.1 billion French francs) made available to Euro Disney S.C.A. by TWDC in 1994, whose maturity date was initially June 10, 2004 and that has been deferred as part of the Restructuring;
Financing Agreements	Has the meaning set forth in paragraph 2.4.3.1;
Financing Companies	Means the Phase IA Financing Company, the Phase IB Financing Companies, EDA and Centre de Congrès Newport S.A.S.;
Fixed Assets	Has the meaning set forth in paragraph 2.4.3.1;
Group	Refers to Euro Disney S.C.A. and its consolidated subsidiaries;

Hotels	Means the following hotels operated by the Group: the Disneyland Hotel, the Hotel New York, the Newport Bay Club, the Sequoia Lodge, the Cheyenne Hotel, the Hotel Santa Fe and the Davy Crockett Ranch;
Hotel Sales Fee	Has the meaning set forth in paragraph 2.4.3.1;
Incentive Fee	Has the meaning set forth in paragraph 2.4.3.1;
License Agreement
Means the agreement dated February 28, 1999 between The Walt Disney Company (Netherlands) B.V. and Euro Disney S.C.A., under which The Walt Disney Company (Netherlands) B.V. granted to Euro Disney S.C.A. a license to use the intellectual and industrial property rights of TWDC, see paragraph 3.2.1, – "Significant Operating Contacts";
Management Fee	Has the meaning set forth in paragraph 2.4.3.1;
Master Agreement
Means the agreement on the creation and the operation of Euro Disneyland in France dated March 24, 1987 made between the Republic of France, certain other French authorities and TWDC, as amended on July 12, 1988, July 5, 1991, December 30, 1994, May 15, 1997, and September 29, 1999, see paragraph 3.2.1, – "Significant Operating Contacts";
Master Plan	Has the meaning set forth in paragraph 3.2.1;
Memorandum of Agreement	Has the meaning set forth in paragraph 1.1;
Off-Balance Sheet Obligations	Has the meaning set forth in paragraph 1.3.1.1;
Net Accounting Fair Value of the Contributions	Has the meaning set forth in paragraph 1.3.1.2;
Performance Indicator	Has the meaning set forth in paragraph 1.1.1;
Phase I Financing Companies	Means the Phase IA Financing Company and the Phase IB Financing Companies;
Phase IA Credit Facility
Means the multi-currency loan agreement signed September 5, 1989 between Euro Disney S.C.A. and the Phase IA Financing Company as borrowers and the lending banks, as modified by the amendments dated August 10, 1994 and March 17, 1995;
Phase IA Financing Company	Means Euro Disneyland S.N.C., owner of Disneyland Park and related land on which it is situated;

Phase IA Partner Advances	Means the subordinated partners advances granted to the Phase IA Financing Company by its partners in accordance with the Phase IA Partner Advances Agreement;
Phase IA Partner Advances Agreement
Means the advances agreement dated April 26, 1989 between the Phase IA Financing Company as borrower and the partners of the Phase IA Financing Company as lenders and Calyon, as agent, as modified by the amendments dated August 10, 1994 and March 17, 1995;
Phase IB Credit Facility
Means the credit facility agreement signed March 25, 1991 between certain banks as lenders and Calyon as agent, on the one part, and EDL Hôtels S.C.A. and the Phase IB Financing Company, on the other part, as modified by four amendments dated August 10, 1994, July 12, 1995, May 15, 1996 and May 16, 2003;
Phase IB Facilities	Means the Hotel New York, the Sequoia Lodge, the Newport Bay Club, the Cheyenne Hotel, the Hotel Santa Fe and Disney Village;
Phase IB Financing Companies
Means the six special purpose companies established for the financing of Phase IB: Hotel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hotel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C.;
Phase IB Partner Advances	Means the advances granted to the Phase IB Financing Companies by the partners of the Phase IB Financing Companies and certain other lenders in accordance with the Phase IB Partner Advances Agreement;
Phase IB Partner Advances Agreement
Means the advances agreement dated March 25, 1991 between the Phase IB Financing Companies, as borrowers, EDL Hôtels S.C.A., as guarantor, the Phase IB Financing Companies' partners, as lenders, and Banque Indosuez which today is named Calyon, as agent, as modified by four amendments dated August 10, 1994, July 12, 1995, May 15, 1996 and May 16, 2003;
Reference Accounts	Has the meaning set forth in paragraph 1.2.1.2;
Reference Amount	Has the meaning set forth in paragraph 2.4.3.1;
Reference Performance Indicator	Has the meaning set forth in paragraph 1.1.1;
Resort, Resort Site	Have the meaning set forth above in the definition of Disneyland Resort Paris;

Restructuring
Means the comprehensive restructuring of the Group's financial obligations on which an agreement was reached in September 2004 among Euro Disney S.C.A., its lenders and TWDC, and the main terms of which are set forth in the Memorandum of Agreement;
Site	Means Disneyland Resort Paris as defined above;
Share Capital Increase	Has the meaning set forth in the Introduction;
Theme Parks	Means Disneyland Park and Walt Disney Studios Park;
Total Net Revenue	Has the meaning set forth in paragraph 2.4.3.1;
TWDC	Means The Walt Disney Company;
TWDC New Credit Line	Has the meaning set forth in paragraph 1.1.1.2;
Walt Disney Studios Park	Means the second theme park of Disneyland Resort Paris, which opened on March 16, 2002.

Exhibit 1
Report of the contribution appraisers on the value of the contributions

Jean-Pierre COLLE 8, avenue Delcassé 75008 Paris	Dominique LEDOUBLE 99, boulevard Haussmann 75008 Paris

        EURO DISNEY ASSOCIES
        Contribution to be made by
        EURO DISNEY

        Report of the contribution appraisers

        Ladies and Gentlemen,

        In furtherance of our task, assigned to us by order of the President of the Tribunal de Commerce of Meaux dated July 2, 2004, on the subject of the contribution, governed by the spin-off legal regime, made by EURO DISNEY to EURO DISNEY ASSOCIES, we have written this report required by Article L.236-22 of the Code de Commerce ("Commercial Code") and by Article 169 of the Decree of March 23, 1967, with the understanding that our appraisal of the fairness of the consideration for the contribution is the subject of a separate report.

        The net assets being contributed were set forth in the Contribution Agreement signed by representatives of the parties on September 30, 2004. Our task is to express an opinion on the fact that the value of the contribution has not been overestimated.

        To do this, we have conducted our due diligence following the procedures of the Compagnie Nationale des Commissaires aux Comptes applicable in this situation. These procedures require us to conduct diligence allowing us to assess the value of the contributions, to ensure that they have not been overestimated, and to verify that they correspond to, at minimum, the sum of the amount of the share capital increase planned by the beneficiary company and the issue premium.

        At no time did we find ourselves in a situation of conflict of interest, interdiction, or dismissal as contemplated by the law.

        Our report is organized in the following manner:

        1.
        Overview of the transaction and description of the contributions,

        2.
        Due diligence conducted and appraisal of the value of the contributions,

        3.
        Conclusion.

        1. OVERVIEW OF THE TRANSACTION AND DESCRIPTION OF THE CONTRIBUTIONS

        1.1 Context and Purpose of the Transaction

        The proposed transaction consists of the contribution by Euro Disney (ED) to Euro Disney Associés (EDA) of all its assets and liabilities, except for:

        –
        the shares held in Euro Disney Commandité S.A.S., formerly ED Resort;

        –
        a lump sum amount of € 45 million to be withdrawn from the proceeds of the share capital increase in order to cover the costs relating to the share capital increase and the future operating costs of the contributing company;

        –
        a portion of the cash determined in accordance with the adjustment methods described in paragraph 1.5 below;

        –
        obligations of ED arising from the employee stock option plans;

        –
        costs relating to the share capital increase of ED;

        –
        liabilities or social undertakings relating to the employees of ED not transferred to EDA.

        The described contribution is part of the comprehensive financial restructuring plan agreed upon pursuant to a memorandum of agreement dated June 8, 2004, as amended on September 27, 2004 (the "Memorandum of Agreement"), between inter alia ED, The Walt Disney Company, the Caisse des Dépôts et Consignations ("CDC"), and the other financial institutions party to the loan agreements entered into with the companies of the Group, Euro Disneyland S.N.C. and the Hotel S.N.C.s, which, in particular, provides for modifications to be made to the agreements relating to the loans previously subscribed by ED, EDL Hôtels, Euro Disneyland S.N.C. and the Hotel S.N.C.s as well as the rescheduling of the repayment of certain of these loans.

        This financial restructuring plan is designed to allow ED to satisfy its near-term and long-term financial obligations and to have cash enabling it to successfully manage and grow its business.

        1.2 Participating Companies

        1.2.1 Contributing company: Euro Disney (ED)

        Euro Disney is a French société en commandite par actions with a share capital of € 10,826,802.92, divided into 1,082,680,292 shares, with its registered office at "Immeubles Administratifs," Route Nationale 34, 77700 Chessy, France. Its shares are traded on the Premier Marché d'Euronext Paris.

        40.6% of its capital is held indirectly by The Walt Disney Company ("TWDC"), with the remainder held by institutional investors and the public.

        It is registered with the Commercial and Companies Registry of Meaux under number 334 173 887, and is represented by Mr. André Lacroix, acting in his capacity as Président-Directeur Général of Euro Disney S.A.S., its Gérant.

        Its principal purpose is the management and operation of the Disneyland and Walt Disney Studios theme parks, hotels and leisure centres, as well as all activities relating to the future expansion of these activities.

        1.2.2 Beneficiary company: Euro Disney Associés (EDA)

        Euro Disney Associés is a French société en commandite par actions with a share capital of € 109,997,848.20, with its registered office at "Immeubles Administratifs," Route Nationale 34, 77700 Chessy, France.

        Prior to the contribution, 100% of its capital was indirectly held by The Walt Disney Company ("TWDC").

        It is registered with the Commercial and Companies Registry of Meaux under number 397 471 822, and is represented by Mr. André Lacroix, acting in his capacity as Président-Directeur Général of Euro Disney S.A.S., its Gérant.

        EDA's purpose is to engage in the design, development, construction, leasing, purchasing, sale, promotion, licensing, management and operation of:

        –
        one or more amusement parks and leisure and entertainment facilities, including the Disneyland and Walt Disney Studios theme parks, located in Marne-la-Vallée, and all future extensions thereof, and also including, more generally, all other theme parks, restaurants, merchandise retailing facilities, leisure centres, nature parks, campsites, sports facilities, resorts, and entertainment complexes located in Marne-la-Vallée or in any other place;

        –
        all other real estate operations, including, without limitation, undeveloped land, hotels, offices, housing, factories, schools, shopping centres, conference centres, and parking lots, located in Marne-la-Vallée or in any other place, including, without limitation, the buildings, facilities and structures of the Euro Disneyland Project as defined on March 24, 1987 in the agreement on the creation and the operation of Euro Disneyland;

        –
        and, more generally, to engage in any commercial, financial, industrial, real estate and other transactions directly or indirectly related to the purposes listed above.

        1.3 Legal and Tax Elements

        Legally, the contribution is made subject to the provisions of Articles L. 236-16 through L. 236-21 of the Commercial Code, in accordance with the election provided by Article L. 236-22 of the code. As a result, the contribution will result in the beneficiary company being substituted for the contributing company in all its rights and obligations in respect of the contributed business.

        The contribution is subject to the following tax provisions:

        –
        the favourable regime provided for in Articles 210-A and 210-B of the Code Général des Impôts ("General Tax Code") for corporate income tax purposes;

        –
        the favourable regime provided for in Articles 816-I and 817-I of the General Tax Code for the determination of registration duties.

        For French accounting and tax purposes, the contribution will be retroactively effective as of October 1, 2004. As a result, all transactions relating to assets and liabilities of the contributed business conducted between this date and the effective date will be deemed to have been conducted for the account of the beneficiary company, which will include them in its financial statements.

        1.4 Conditions Precedent

        The conditions precedent described in the Contribution Agreement are as follows:

        –
        the final and binding decision by the Autorité des marchés financiers confirming that no mandatory repurchase tender offer (offre publique de retrait obligatoire) relating to the securities issued by ED will be required as a result of the contribution, it being provided that this decision shall be deemed final if no appeal has been filed within the time period set forth in Article 26 of Decree No. 2003-1109 of November 21, 2003 or if, in case of an appeal, the decision of the Autorité des marchés financiers is confirmed by a non-appealable, final and binding decision of the Cour d'Appel of Paris;

        –
        the decision by the Supervisory Board of EDL Hôtels approving EDA as its new shareholder;

        –
        the approval of the Contribution Agreement by the extraordinary general meeting of the shareholders of ED;

        –
        the approval of the Contribution Agreement by the general partner (associé commandité) of ED;

        –
        the approval by the extraordinary general meeting of the shareholders of EDA of the Contribution Agreement and of the share capital increase for the funding of the contribution;

        –
        the waiver by the beneficiaries of the droit de préemption urbain, of their preemptive rights with respect to the contributed business or the lapse of this right;

        –
        the approval by the general partners (associés commandités) of EDA of the Contribution Agreement and the share capital increase for the funding of the contribution;

        –
        the informal ruling of the French tax administration relating to the transfer to EDA of the ordinary tax losses of ED existing as of September 30, 2004, and of the tax treatment of the reassumption over time of the provisions relating to the off-balance sheet undertakings accounted for by EDA as a result of the contribution;

        –
        the execution by the relevant parties thereto of an amendment to the Convention pour la Création et l'Exploitation d'Euro Disneyland en France entered into between the French State, the Ile-de-France region, the Seine-et-Marne departement, EPAMarne and the Régie Autonome des Transports Parisiens on March 24, 1987, as necessary in connection with the contribution;

        –
        the completion of a share capital increase of Euro Disney in the gross amount of at least € 250 million and with preferential subscription rights retained for the shareholders; and

        –
        if applicable, the absence of any loss between July 1, 2004 and September 30, 2004 of an amount greater than the contribution premium.

        If the conditions precedent regarding the informal ruling of the French tax administration or the amount of loss have not been fulfilled on or before November 19, 2004, or if any of the other conditions precedent have not been fulfilled on or before March 31, 2005, the Contribution Agreement will be null and void, if one of the parties thereto wishes to raise the benefit of the non-fulfilment of any condition precedent by sending written notice to the other party. If no such written notice is sent, the Contribution Agreement will remain in full force and the parties may agree to either consider that condition precedent waived or amend it.

        1.5 Description of and Consideration for the Contributions

        According to the terms of the Contribution Agreement, the assets and liabilities forming the business being contributed will be assessed at their valeur réelle on September 30, 2004.

        The valeur réelle of the contributions, taken as a whole, was determined by reference to the weighted average of the stock price of the contributing company between June 9, 2004 (date of the announcement of the Memorandum of Agreement) and August 2, 2004 (date on which the time period for approval of the Memorandum of Agreement was extended from July 31 to September 30, 2004), as increased by the discounted value of the future operating costs of the contributing company, assessed at a lump sum of € 25 million, and by the € 205 million contributed in cash as a portion of the share capital increase.

        The total valeur réelle of the net assets and liabilities contributed will be 609 million euros, which can be broken down in the following way:

(in millions of euros)	provisional value 10/1/2004

Goodwill	47.4
Other intangible assets	93.9
Tangible assets	808.4
Financial assets	1,368.0
Cash, cash equivalents, and short-term investments	205.0
Total assets contributed	2,522.7

Working capital	139.7
1st park obligations	810.3
Retirement obligations	8.6
Other provisions for risks and charges	70.3
Borrowings and financial liabilities	884.8
Total liabilities assumed	1,913.7

Provisional net contribution	609.0

        The elements of the contribution are as they appear in the financial statements of June 30, 2004, taken as of their estimated value as of September 30, 2004 and as they stand on the effective date of the transaction. It will essentially add:

        –
        to the assets, in cash, the amount of the contributing company's share capital increase, after deduction of the lump sum amount of 45 million euros;

        –
        to the liabilities, (i) the net estimated amount of the undertakings assumed under the agreements (sublease/lease) relating to the Magic Kingdom Park, i.e., € 810.3 million, and (ii) the amount of the undertakings relating to the retirement benefits commitments i.e., 8.6 million euros.

        The projected accounting result of the contributed business for the period between July 1, 2004 and September 30, 2004 has been estimated at an amount equal to zero.

        If the definitive amount of this result is positive, the value of the goodwill shall be decreased by an amount equal to the profit and, if this profit exceeds the value of the goodwill, a portion of the cash equal to the excess will not be contributed.

        If the definitive amount of this result is negative, the contribution premium shall be reduced by an amount equal to the loss. This downward adjustment will be recognized by the general shareholders' meeting of the beneficiary company on the effective date.

        The difference between the total value of the contribution (i.e., 609 million euros) and the value of the assets and liabilities on September 30, 2004 as described above represents a goodwill value of 47.4 million euros.

        The consideration for the contribution, determined using a multi-criteria approach, results from the relative weights of the assets and liabilities contributed by ED and of the value of EDA. This approach has led to the determination that post-contribution, EDA will be held 82% by ED and 18% by the shareholders of EDA. Our appraisal of the fairness of this distribution is the subject of a separate report that we advise the reader to review.

        2. DUE DILIGENCE CONDUCTED AND APPRAISAL OF THE VALUE OF THE CONTRIBUTIONS

        We have conducted the due diligence that we deemed necessary following the procedures of the Compagnie nationale des commissaires aux comptes applicable in this situation.

        In particular:

        –
        we took note of the Contribution Agreement;

        –
        we took note of the memorandum of agreement of June 8, 2004, as modified on September 27, 2004;

        –
        we held discussions with Euro Disney Group officers and their transaction advisors to understand the planned restructuring as well as the legal and economic context in which it will take place;

        –
        we took note of the assessments made by the advisory banks and discussed the principal underlying assumptions with their representatives;

        –
        we met with the auditors and took note of their principal conclusions on the accounts for the fiscal year ending September 30, 2003, the results of the half-year ended March 31, 2004, and the interim financial results from June 30, 2004. We made sure that the accounts for the fiscal year ending September 30, 2003 were certified without reserve and that the preliminary reviews of the interim financials did not show any anomalies;

        –
        we followed the evolution of the market price of Euro Disney's shares;

        –
        we made sure that events that occurred after June 30, 2004 do not make a material difference to the assessment of the value of the contributions;

        –
        we had conversations about the main figures and the summarized elements relating to the business and results forecasts;

        –
        we checked the contractual terms and conditions that authorize the transfer of property from one company to another;

        –
        we obtained a letter of representation.

        For the value of the contributions taken as a whole, we remind the reader that the valuation includes the cash resulting from the proceeds of EDA's share capital increase, which must take place on or before March 31, 2005, reduced by the lump sum amount of 45 million euros, with the understanding that the execution of the share capital increase in EDA is one of the conditions precedent to the contribution.

        To determine the total value of the contributions, reference was made to the weighted average of the stock price of Euro Disney between June 9, 2004 (date of the announcement of the Memorandum of Agreement) and August 2, 2004 (date on which the time period for approval of the Memorandum of Agreement was extended), increased by:

        –
        a lump sum amount of 25 million euros corresponding to the discounted present value of the future operating costs of the contributing company;

        –
        the cash contribution of 205 million euros.

        This amount seems satisfactory to us to the extent that:

        –
        the calculated value (609 million euros) constitutes a low value among the values determined by the methods used by the advising banks, which will respond to the law's concern over the possibility of overestimation of the contributions;

        –
        it presumably represents the market's appraisal of the value of Euro Disney shares under the assumption that the financial restructuring will be concluded to the satisfaction of all creditors.

        3. CONCLUSION

        In concluding our evaluation, we are of the opinion that the value of the contributions amounting to 609 million euros is not overestimated, and, as a result, that the net contributed assets are at least equal to the amount of the share capital increase of the beneficiary company increased by the issue premium.

        Paris, October 1, 2004

        The Contribution Appraisers

Jean-Pierre Colle	Dominique LeDouble

        Contribution Appraisers
        Members of the         Compagnie Régionale de Paris

Exhibit 2
Report of the contribution appraisers on the consideration for the contributions

Jean-Pierre COLLE 8, avenue Delcassé 75008 Paris	Dominique LEDOUBLE 99, boulevard Haussmann 75008 Paris

        REPORT OF THE CONTRIBUTION APPRAISERS
        on the consideration of the contributions to be made
        by         EURO DISNEY S.C.A.
        to         EURO DISNEY ASSOCIES S.C.A.

        EURO DISNEY S.C.A.
        Route Nationale 34
        77700 Chessy

        EURO DISNEY ASSOCIES S.C.A.
        Route Nationale 34
        77700 Chessy

        GENERAL SHAREHOLDERS' MEETINGS OF EURO DISNEY S.C.A. AND EURO DISNEY ASSOCIÉS S.C.A.

Jean-Pierre COLLE 8, avenue Delcassé 75008 Paris	Dominique LEDOUBLE 99, boulevard Haussmann 75008 Paris

        REPORT OF THE CONTRIBUTION APPRAISERS
        on the consideration of the contributions to be made
        by         EURO DISNEY S.C.A.
        to         EURO DISNEY ASSOCIES S.C.A.

        In furtherance of our task, assigned to us by order of the President of the Tribunal de Commerce of Meaux dated July 2, 2004, on the subject of the contribution made by EURO DISNEY S.C.A. ("ED") to EURO DISNEY ASSOCIES S.C.A. ("EDA"), we have written this report required by Article L.236-10 of the Code de Commerce ("Commercial Code"), with the understanding that our appraisal of the value of the contribution is the subject of a separate report.

        The consideration for the contribution was adopted in the contribution agreement signed by representatives of the parties on September 30, 2004. Our task is to express an opinion on the fairness of the consideration for the contribution. To do this, we have conducted our due diligence following the procedures of the Compagnie nationale des commissaires aux comptes applicable in this situation.

        We present our findings and conclusions in the following order:

        1.
        Overview of the transaction and description of the contribution

        2.
        Verification of the appropriateness of the assessed values attributed to the companies participating in the transaction

        3.
        Assessment of the fairness of the consideration for the contributions

        1 OVERVIEW OF THE TRANSACTION AND DESCRIPTION OF THE CONTRIBUTION

        1.1 Nature and Purpose of the Transaction

        The proposed transaction consists of the contribution by ED to EDA of all its assets and liabilities, as they stand on the effective date of the contribution, except for:

        –
        the shares held in Euro Disney Commandité S.A.S.;

        –
        a lump sum amount of € 45 million to be withdrawn from the proceeds of the share capital increase in order to cover, on the one hand, the costs relating to the share capital increase and, on the other hand, the future operating costs of ED;

        –
        if necessary, a portion of the cash determined in accordance with Article 2.3.1 of the Contribution Agreement (described in paragraph 1.5 of this agreement) that might not be contributed by ED to EDA;

        –
        liabilities arising from the employee stock option plans and the costs relating to the share capital increase, as well as liabilities or social undertakings relating to the employees not transferred to EDA.

        The contribution is part of the comprehensive financial restructuring plan agreed upon pursuant to a memorandum of agreement dated June 8, 2004, as amended on September 27, 2004 (the "Memorandum of Agreement"), between inter alia ED S.C.A., The Walt Disney Company ("TWDC"), the Caisse des Dépôts et Consignations ("CDC") and the other financial institutions party to the loan agreements entered into with the companies of the Group, Euro Disneyland S.N.C. and the Hotel S.N.C.s, which, in particular, provides for modifications to be made to the agreements relating to the loans previously subscribed by Euro Disney S.C.A., EDL Hôtels, Euro Disneyland S.N.C. and the Hotel S.N.C.s as well as the rescheduling of the repayment of certain of these loans.

        This financial restructuring plan is designed to allow Euro Disney S.C.A. to satisfy its near-term and long-term financial obligations and to have cash enabling it to successfully manage and grow its business.

        Following the contribution, ED will hold a majority share of 82% in the "new entity" made up of the business contributed by ED and the asset base of EDA.

        1.2 Companies Participating in the Transaction

        1.2.1 Contributing company: Euro Disney S.C.A. (ED)

        ED is a French société en commandite par actions with a share capital of € 10,826,802.92, divided into 1,082,680,292 shares, with its registered office at Route Nationale 34, 77700 Chessy, France. Its shares are traded on the Premier Marché d'Euronext Paris. 40.6% of its capital is held indirectly by TWDC, with the remainder held by institutional investors and the public.

        It is registered with the Commercial and Companies Registry of Meaux under number 334 173 887, and is represented by Mr. André Lacroix, acting in his capacity as Président-Directeur Général of Euro Disney S.A.S., its Gérant.

        Its principal purpose is the management and operation of the Disneyland and Walt Disney Studios theme parks, hotels and leisure centres, as well as all activities relating to the future expansion of these activities.

        During the fiscal year ended September 30, 2003, ED's consolidated turnover was approximately one billion euros, and its consolidated losses were 56 million euros.

        1.2.2 Beneficiary company: Euro Disney Associés S.C.A. (EDA)

        EDA is a French société en commandite par actions with a share capital of € 109,997,848.20, with its registered office at Route Nationale 34, 77700 Chessy, France. Prior to the transaction, its capital was divided into 733,318,988 shares, 100% of which were indirectly held by TWDC.

        It is registered with the Commercial and Companies Registry of Meaux under number 397 471 822, and is represented by Mr. André Lacroix, acting in his capacity as Président-Directeur Général of Euro Disney S.A.S., its Gérant.

        EDA's purpose is the acquisition by lease or any other manner, holding, operation, sale, development, rental and promotion of all real estate property. It is in particular:

        –
        holder of a lease agreement on Disneyland Park, which it subleases to ED for rent of 0.5% more than the rent due under the lease agreement;

        –
        owner of certain tangible fixed assets, principally Disneyland Park attractions that were built after the opening of Disneyland Park (including "Space Mountain"). These attractions are leased to ED for the consideration of rent.

        1.3 Legal and Tax Elements

        The contribution is made subject to the provisions of Articles L. 236-16 through L. 236-21 of the Commercial Code, in accordance with the election provided by Article L. 236-22 of the code. As a result, the Contribution shall result in EDA being substituted for ED in all its rights and obligations in respect of the contributed business.

        The transaction is subject to approval at the general shareholders' meetings of the two companies.

        For French accounting and tax purposes, the contribution will be retroactively effective as of October 1, 2004. As a result, all transactions relating to assets and liabilities of the contributed business conducted between this date and the effective date of the contribution will be deemed to have been conducted for the account of EDA, which will include them in its books.

        For corporate income tax purposes, the contribution will fall within the favourable regime provided for in Article 210 of the Code Général des Impôts ("General Tax Code").

        For the determination of registration duties, the contribution meets the definition and conditions described in Article 301 E of Annex II of the General Tax Code. It is therefore subject to a fixed duty of 230 euros as provided for in Articles 816 and 817 of the code.

        1.4 Conditions Precedent

        The contribution will take effect on the later date of the general shareholders' meetings approving the contribution, subject to the fulfilment of the following conditions precedent:

        –
        the informal ruling of the French tax administration on the transfer to EDA of ED's ordinary tax losses existing as of September 30, 2004, and on the tax treatment of the reassumption over time of the provisions relating to the off-balance sheet undertakings accounted for by EDA as a result of the contribution;

        –
        the final and binding decision by the Autorité des marchés financiers confirming that no mandatory repurchase tender offer (offre publique de retrait obligatoire) relating to the securities issued by ED will be required as a result of the contribution, it being provided that this decision shall be deemed final if no appeal has been filed within the time period set forth in Article 26 of Decree No. 2003-1109 of November 21, 2003 or if, in case of an appeal, the decision of the Autorité des marchés financiers is confirmed by a non-appealable, final and binding decision of the Cour d'Appel of Paris;

        –
        the decision by the Supervisory Board of EDL Hôtels S.C.A. approving EDA as its new shareholder;

        –
        the approval of the Contribution Agreement by the extraordinary general meeting of the shareholders of ED and by ED's general partner (associé commandité);

        –
        the approval of the Contribution Agreement and of the share capital increase for the funding of the Contribution by the extraordinary general meeting of the shareholders of EDA and by EDA's general partners (associés commandités);

        –
        the waiver by the beneficiaries of the droit de préemption urbain of their preemptive rights with respect to the business contributed by ED, or the lapse of these rights;

        –
        the execution by the relevant parties thereto of an amendment to the Convention pour la Création et l'Exploitation d'Euro Disneyland en France entered into between the French State, the Ile-de-France region, the Seine-et-Marne departement, EPAMarne and the Régie Autonome des Transports Parisiens on March 24, 1987, as this amendment is required in connection with the contribution;

        –
        the completion of a share capital increase of ED in the gross amount of at least € 250 million and with preferential subscription rights being maintained for the shareholders.

        –
        if applicable, the absence of any loss between July 1, 2004 and September 30, 2004 of an amount greater than the contribution premium.

        If the conditions precedent regarding the informal ruling of the French tax administration or the amount of loss have not been fulfilled on or before November 19, 2004, or if any of the other conditions precedent have not been fulfilled on or before March 31, 2005, the Contribution Agreement will be null and void, if one of the parties thereto wishes to raise the benefit of the non-fulfilment of any condition precedent by sending written notice to the other party. If no such written notice is sent, the Contribution Agreement will remain in full force and the parties may agree to either consider that condition precedent waived or amend it.

        1.5 Description and Evaluation of the Contribution

        As described in the Contribution Agreement, ED will contribute to EDA all its assets and liabilities, as they stand on the effective date of the contribution, except for those assets and liabilities described in paragraph 1.1 above.

        It will essentially add:

        –
        to the assets, an amount of 205 million euros in cash corresponding to the gross amount of the planned share capital increase of ED after deduction of the lump sum amount of 45 million euros in order to cover the costs relating to the share capital increase and the future operating costs of ED;

        –
        to the liabilities, (i) the net estimated amount of the undertakings assumed under the agreements (sublease/lease) relating to the Magic Kingdom Park, i.e., € 810.3 million, and (ii) the amount of the undertakings relating to the retirement benefits commitments i.e., 8.6 million euros.

        According to the terms of the Contribution Agreement, the net assets contributed will be assessed at their valeur réelle, determined by reference to the weighted-average of the stock price between June 9, 2004 (date of the announcement of the Memorandum of Agreement) and August 2, 2004 (date on which the time period for approval of the Memorandum of Agreement was extended from July 31 to September 30, 2004), as increased by the discounted value of the future operating costs of ED, assessed at a lump sum of € 25 million, and taking into account the cash contributed (205 million euros). This valeur réelle will then amount to 609 million euros.

        Article 2.3 of the Contribution Agreement allows for a possible adjustment to the cash contributed by ED based on the amount of the accounting results of the contributed business between June 30, 2004 and September 30, 2004.

        The projected accounting result of the contributed business for this period has been estimated at an amount equal to zero.

        If the definitive amount of this accounting result is positive (the "Profit"), the value of the goodwill of the contributed business shall be decreased by an amount equal to the Profit and, if this amount exceeds the value of the goodwill (the "Excess"), a portion of the cash equal to the Excess will not be contributed by ED to EDA.

        If the definitive amount of this accounting result is negative (the "Loss"), the contribution premium shall be reduced by an amount equal to the Loss.

        1.6 Consideration for the Contributions

        To determine the consideration for the contributions, ED and EDA have agreed that ED, after the restructuring, will hold 82% of the share capital of EDA, which means that the relative weight of ED to EDA is about 4,566.

        On this basis, EDA will issue and attribute to ED 3,340,675,390 shares, through a share capital increase in a total amount of € 501,101,308.5 (share capital of EDA × relative weight). As a result, EDA's share capital will be increased from € 109,997,848.2 to € 611,099,156.7. These newly issued shares will be assimilated in all respects to the existing shares of EDA and will give the right to receive any dividends approved after their issuance date.

        2 VERIFICATION OF THE APPROPRIATENESS OF THE ASSESSED VALUES ATTRIBUTED TO THE COMPANIES PARTICIPATING IN THE TRANSACTION

        2.1 Assessed Values Attributed to the Companies Participating in the Transaction

        The relative values described in the agreement mean the relative values of the contributions to the new entity made up of EDA and the contributions of ED. They were obtained by evaluating ED using a multi-criteria approach and applying this value to the entity made up of EDA and the contributions of ED, with the value of EDA determined using the DCF method. The following table summarizes the methods used and the assessed values obtained:

Method

Assessed values ED / ED + EDA
EDA	Contributions from ED

	Stock price	0.77
DCF	Cash Flows to Equity-DCF	0.81 to 0.83
	DCF APV Method	0.77 to 0.87

        2.2 Due Diligence Completed

        In addition to the work we completed during our appraisal of the value of the contribution, we undertook the following due diligence activity in order to verify the appropriateness of the assessed values of the contribution made by ED to the new entity made up of EDA and the contributions of ED:

        –
        we held discussions with Euro Disney Group officers and their transaction consultants to understand the planned restructuring as well as the legal and economic context in which it will take place;

        –
        we met with the directors of the Group to assess their expected business and profitability prospects after the restructuring of the company. These prospects are summarized in the company's business plan, which we used in the course of our appraisal;

        –
        we took note of the assessments the advisory banks (Rothschild & Cie and Citigroup) made on the basis of the business plan, verified the evaluations completed and discussed with the company and its advisors the principal operational and financial assumptions underlying these assessments;

        –
        we checked the calculation methods for the relative values and we made sure that the assumptions used in the valuation models for EDA and the contributions of ED were equivalent;

        –
        we met with the accountants and noted their principal conclusions on the accounts for the fiscal year ending September 30, 2003, the results of the half-year ended March 31, 2004, and the interim financial results from June 30, 2004. We made sure that the accounts for the fiscal year ending September 30, 2003 were certified without reserve and that the preliminary reviews of the interim financials did not show any anomalies;

        –
        we made sure that events that occurred after June 30, 2004 do not make a material difference to the assessment of the value of the contributions;

        –
        we obtained a letter of representation.

        2.3 Analysis of the Evaluation Methods Used by the Two Companies

        2.3.1 Criteria and methods excluded by the two companies

        To calculate the assessed value of ED within the new entity made up of EDA and the contributions of ED, the two companies excluded, both for the appraisal of the contributions made by ED and the determination of the value of EDA, the following methods and criteria:

        –
        for ED, the classic DCF method, because this method is not appropriate for heavily indebted companies like ED. This observation led the companies to use the Equity-DCF and APV methods, which are derived from this approach, for ED.

        –
        the trading comparables multiples method, because there are no listed companies that are directly comparable to ED and because this method does not allow for consideration of the effects expected to result from the financial restructuring;

        –
        the method using transaction multiples, for the same reasons that led to the exclusion of the trading comparables multiples method;

        –
        the criteria of total net book value which does not accurately reflect the characteristics and prospects of each company and the use of which, on a consolidated as well as a statutory basis, did not seem applicable;

        –
        the revalued net assets (RNA) or "sum of the parts" method, because of the difficulty of separately appraising each business of the ED group;

        –
        the discounting of future dividends, because of the lack of historical dividend distributions and the characteristics of the financial restructuring.

        We agree with all of the arguments made by the companies for excluding these criteria and methods. Additionally, we believe that the other possible approaches, in particular the direct comparison of the aggregate figures of the companies participating in the transaction (turnover, operating income, total net book value), are not applicable because of the differing businesses of the two companies.

        2.3.2 Appraisal of EDA

        EDA's business consists of leasing or subleasing to ED the movable and real property assets (the attractions), for which ED maintains the operations in the Magic Kingdom and Walt Disney Studio Parks.

        Nevertheless, because of the highly specialized character of the assets held by EDA, which cannot be operated individually and for which there exists no real market, traditional approaches applicable to real estate companies, such as the revalued net assets method, cannot be used to evaluate EDA. This realization led the parties to conclude that the only applicable evaluation method was the Discounted Cash Flow ("DCF") method, which consists of discounting the net present value of cash flows.

        In this particular case, the cash flows realized by EDA are of a contractual nature and reflect the lease and sublease undertakings entered into by ED. They can therefore be determined with great precision, which reinforces the appropriateness of this method.

        We agree with the analysis of the companies and believe that the DCF method is, among the possible approaches, the only one that is readily applicable for evaluating EDA.

        The value obtained by using the DCF method for EDA was used as the only reference for appraising it within the various relative weights realized with ED.

        2.3.3 Evaluation of the contributions made by ED.

        In order to assess the value of the contributions made by ED, the companies have used the following methods:

        –
        share market value of Euro Disney S.C.A.
        –
        "Equity-DCF" method
        –
        DCF-"APV" method

        a) Market capitalization approach

        This approach consists in evaluating the value of the contributions by reference to the market capitalization of ED, measured over different periods ("spot" price versus the monthly and yearly averages).

        In this case, the market capitalization was increased by the current value of the future operating costs of the contributing company that remain its responsibility, assessed at a lump sum of € 25 million, as well as by the contributed portion of the capital increase that must be realized by ED, i.e., € 205 million, and decreased by the other elements not contributed by ED, which represent a non-material amount.

        Given that the float of ED is relatively large (approximately 465 million shares representing 44% of its capital) and the turnover for this float is significant (approximately 1.9 million shares exchanged every day on average), the market value criterion is of undeniable interest.

        However, according to the parties, it presents certain limitations, notably in the context of the restructuring in which ED is involved and the weak level of coverage by market analysts. These limitations led the parties to the conclusion that the market value criterion should not be used as the principal criterion, but rather should be used for comparative purposes with other methods.

        On these bases, the companies and their advisors estimate that the relative value of the contributions in the new entity, which is made up of EDA and the contributions of ED, should be established at 0.77.

        We, as the evaluators, consider the market value criterion to be an important reference figure; however, its relevance is limited in the restructuring context in which ED finds itself.

        We also observe that taking into account the average market value calculated over short periods of time will lead to relative weights less favourable to ED, and so ultimately we have used the same range of relative values as the companies.

        b) "Equity-DCF" method

        This approach consists in directly evaluating the value of the contributed business by discounting the net cash flows of the company returned to shareholders at the weighted average cost of capital, after the repayment of debt.

        This approach assumes the availability of a business plan, in order to evaluate the value of the contributed business, and a model defining the debt repayments expected over the long term. In this case, the companies and their advisors implemented the Equity-DCF method based on the following elements:

        –
        The cash-flow model tied to the operation of the park and hotels, which was created on the basis of the business plan established by ED;

        –
        The cash-flow model tied to ED and to the repayment of the financial debt, which was based upon agreements concluded between ED and its bank creditor. The agreements were unanimously approved by the banks on September 27, 2004.

        To implement this method, the evaluator has extrapolated the expected long-term performance of ED.

        The financial parameters of the valuation model (discount rate, risk premium, beta coefficient) were chosen by the evaluator on the basis of recent observations on the financial markets (risk-free rate of return, risk premium), as well as on listed companies doing business in the areas of hotel operation or entertainment (beta coefficient). The evaluator also took into consideration the tax situation of the contributed activities, it being specified that the tax losses will be transferred to the beneficiary company along with the rest of the contributed elements.

        On these bases, the companies and their advisors estimate that the relative value of the contributions in the new entity should be established between 0.81 and 0.83.

        As the evaluator, we believe that the Equity-DCF method is particularly well-suited to ED, since its financial structure should evolve materially over the long term, in order to reduce the weight of debt in the overall financing of the company. In this case, the existence of a business plan for ED and a schedule setting out in detail the long-term debt repayment plan, recently negotiated with the group's creditors, permits implementing this approach under appropriate conditions.

        We believe that the assumptions and parameters presented by ED as well as the evaluator reflect an expectant approach to the revitalisation of ED's activity, notably with respect to the first years of the plan.

        Finally, we did not judge it necessary to modify the parameters used by the company and we used the same range of relative values presented, i.e., 0.81 to 0.83 for ED in the new entity.

        c) DCF-"APV" method

        This approach consists in evaluating the value of a company, with the help of the DCF method, by disassociating the enterprise value from the tax savings resulting from debt financing. From a methodological point of view, this approach is very similar to the Equity-DCF method discussed above, even if it is different at certain steps.

        This approach was implemented using the same documents, assumptions and parameters as those used in the context of the Equity-DCF method.

        On these bases, the companies and their advisors estimate that the relative value of the contributions in the new entity should be established between 0.77 and 0.87.

        For our part, we believe that this method is partially redundant with the implementation of the Equity-DCF approach. In effect, it rests on the same operational and financial assumptions, and so leads to very similar results.

        We, like the companies, have conferred a lesser importance to the DCF-"APV" approach than to the Equity-DCF approach. We used the same range of relative values as those obtained in the context of the Equity-DCF method, i.e., 0.81 to 0.83, which corresponds to the centre of the 0.77 to 0.87 range used by the evaluator following the results of sensitivity tests.

        2.4 Conclusions Regarding the Relevance of the Relative Values of ED in the New Entity Made Up of EDA and the Contributions of ED.

        The relative values obtained by the companies and by the contribution appraisers are summarized in the following table:

	Companies' Evaluation	Contribution appraisers' Evaluation

Principal approach used
Equity-DCF	0.81 – 0.83	0.81 – 0.83
Approaches used for cross-checking purposes
Market value	0.77	0.77
DCF-"APV"	0.77 – 0.87	0.81 – 0.83
Range of relative values obtained	0.77 – 0.87	0.77 – 0.83

        The relative values which appear to be the most relevant are those obtained using the Equity-DCF method, which are cross-checked against the results of the DCF-"APV" method, and which lead to a relative weight of ED in the new entity in the range of 0.77 - 0.87, for which the average is 0.82.

        The relative values that result from the criteria used by the share market value approach are, in our opinion, of lesser interest insofar as the assessed value of EDA in this approach corresponds to the DCF method, which is an indicator of intrinsic value and not of market value. Furthermore, we, as the evaluators, believe that the financial restructuring context in which ED finds itself tends to adversely affect the share market value of the company, which is consistent with the fact that this approach attributes to ED a relative value lower than that obtained with the DCF methods.

        We conclude that the relevant range is between 0.77, a low value which takes into account share market value, and 0.83, a high value which corresponds to the higher range of the sensitivity tests implemented in the context of the Equity-DCF method, with the latter method, in our opinion, being the most relevant for evaluating the relative value of the contributions made by ED to the new entity.

        3 EVALUATION OF THE FAIRNESS OF THE CONSIDERATION FOR THE CONTRIBUTIONS

        It should be noted that the adjustment mechanism, described in paragraph 1.5 above, is not susceptible to having an effect on the number of shares to be received by ED, nor, as a result, on the fairness of the consideration for the contributions.

        Concerning the assessment of the fairness of consideration for the contributions for ED shareholders, we have analysed the positioning of the 0.82 percentage attributed to ED in the capital of the new entity vis-à-vis the relative values deemed to be relevant.

        The 0.82 contribution attributed to ED in the capital of the new entity corresponds to the centre of the range of relative values obtained under the Equity-DCF method, which we have indicated above as being the most relevant.

        Concerning this method, we believe that the assumptions of the business plan serving as the basis of the evaluation of the contributions made by ED in relation to EDA correspond to a relatively expectant scenario, based upon an amelioration of the operating performance of ED, notably the occupancy rate for the park hotels, the park attendance rate and a re-evaluation of the park admission fees. Furthermore, the parameters of the evaluation model (risk-free rate of return, risk premium, and beta coefficient) do not lead to an underestimation of the contributions made by ED in relation to EDA.

        On these bases, we are of the opinion that the consideration for the contributions granted by Euro Disney Associés to the Company, which leads to the Company having an 82% participation in Euro Disney Associés following restructuring, is fair to the Company's shareholders.

        Paris, October 1, 2004

        The Contribution Appraisers
        Members of the         Compagnie Régionale de Paris

Jean-Pierre Colle	Dominique LeDouble

Exhibit 3
Report from Ricol,
Lasteyrie et Associés

        ASSET CONTRIBUTION
        EURO DISNEY S.C.A. TO EURO DISNEY ASSOCIÉS

        FAIRNESS OPINION

        INDEPENDENT EXPERT REPORT

        REPORT OF THE INDEPENDENT EXPERT
        IN THE CONTEXT OF THE PARTIAL CONTRIBUTION OF ASSETS
        FROM EURO DISNEY S.C.A. TO EURO DISNEY ASSOCIÉS

        Dear Shareholders,

        In the context of the contribution of the assets and liabilities of the Company (the "Company") to Euro Disney Associés ("EDA"), which is governed by the spin-off legal regime, and with both parties ("the Parties") having signed the contribution agreement on September 30, 2004, we, as independent experts, have been charged with determining the fairness of the relative values in this transaction.

        To accomplish this, we have:

        •
        Analysed the context within which the contribution will take place;

        •
        Familiarised ourselves with the contribution agreement dated September 30, 2004, which contains the description of the rules of remuneration and the valuation of the Contribution, as intended by the Parties;

        •
        Familiarised ourselves with the valuation report on the relative values of the value of the assets and liabilities contributed by the Company and the value of EDA (after capitalisation of EDI's and EDS's receivables but before the contribution) made jointly by financial advisors in agreement with the Parties and provided to us by the latter;

        •
        Verified that the valuation methods retained are relevant and have been properly implemented;

        •
        Assessed the fairness of the assigned relative values in relation to all values presented.

        To complete our assignment, we have used the documentation and information provided by the Parties. In the context of this assignment, we have assumed the information given to be accurate, complete and honest. We have not independently verified any of the information given to us. Therefore, our analysis does not constitute an audit.

        The assessment of the relative values is not founded on the actual operating conditions of the companies, because it takes into account the financial restructuring – as described in the agreement of June 8, 2004, as amended on September 28, 2004 (the "Agreement"). For these reasons this analysis of the relative values can only be used in connection with the proposed transaction. The relative values have been determined on the basis of the data and conditions prevalent in the financial markets on September 21, 2004. These data, as well as the conclusions derived from it, are subject to substantial changes as these conditions evolve.

        Our opinion is organized in the following manner:

        1.
        Overview of the Transaction
        2.
        Analysis of the Valuation Report
        3.
        Conclusion

        1. OVERVIEW OF THE TRANSATION

        1.1. Companies involved in the transaction

        Euro Disney S.C.A., the contributing company

        The Company is a French société en commandite par actions with a capital of 10,826,802.92 euros as of August 31, 2004, divided into 1,082,680,292 shares fully paid-up.

        The Company's shares are listed on the Premier Marché of Euronext Paris. On September 30, 2003, the issued subscription options represented 29,309,663 new potential shares with a weighted average exercise price of € 1.02.

        The Company is registered with the Registre du Commerce et des Société de Meaux under number 334 173 887 and is headquartered at Immeubles Administratifs, RN 34, Chessy, France, 77700.

        Its managing company is Euro Disney S.A.S., which is 100% indirectly owned by The Walt Disney Company. Its general partner (associé commandité) is EDL Participations, a company also 100% indirectly owned by The Walt Disney Company.

        The Company's main historical activity is the operation of Disneyland Park, Walt Disney Studios, the Disneyland Hotel, the Davy Crockett Ranch, as well as a 27-hole golf course. The other hotels are operated indirectly via the EDL Hôtels S.C.A. subsidiary, held at 100% by the Company.

        The Company is the owner of The Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch and the golf course. Its subsidiary, EDL Hôtels S.C.A., is the owner of the land on which the other five hotels and the Disney Village are located.

        Euro Disney Associés, beneficiary company

        EDA is the owner of the Additional Capacity Program ("ACP") assets, which are Disneyland Park assets and which were built after the opening of the first park and acquired from the phase IA financing company (financing of the first park) during the 1994 financial restructuring. These ACP assets, consisting mainly of the Space Mountain attraction, are leased to the Company.

        EDA leases to Euro Disneyland S.N.C. (the phase IA financing company) the assets of the first park (Disneyland Park) excluding the ACP assets. These assets, which make up the assets of the first park, are subleased to the Company.

        Pre-Transaction Organizational Chart

        1.2. Options attached to the lease agreements

        Following the 1994 restructuring, EDA (lessor) leased the ACP assets to the Company (lessee). In addition, it also subleases the assets of Disneyland Park, which are the subject of a lease agreement between EDA and Euro Disneyland S.N.C. (financing company), to the Company (sublessee).

        Under these two contracts, the Company holds the following options:

        Option of € 213 million on the ACP assets

        The lease agreement provides for lease payments equal to 1% of the acquisition value for a 12-year period (from June 1994 to June 2006).

        During fiscal year 2006, the Company will have the right to acquire the ACP assets for the sum of € 213 million. In the context of the Agreement, the Parties have assumed that the Company would exercise its call option with the payment being amortized over a period of 8 years, with the Company then becoming the owner of the ACP assets.

        The contribution by the Company to EDA of its assets and liabilities allows it to save the payments that would otherwise be due under this call option, because of the termination of contracts by operation of law as a result of the contribution.

        Option of € 79 million on the first park (First Park Assets)

        The lease agreement between Euro Disneyland S.N.C. and EDA is an agreement designed to guarantee the reimbursement of the loans subscribed by Euro Disneyland S.N.C. during the construction of the first park. Lease payments include the amortization of the initial loan plus interest, management fees of Euro Disneyland S.N.C., as well as a compensation of 1.5 francs per paying visitor each year.

        Lease payments under the Sublease agreement between the Company and EDA are the same, plus a mark-up of 0.50%.

        During fiscal year 2006, the Company will have the right to "step into the shoes" of EDA with respect to the rights in this lease contract, subject to a payment of € 79 million, becoming, thereby, the lessee of the first park assets. For valuation purposes, the Parties have assumed that this call option would be exercised with the payment being amortized over 2 years.

        Again, the contribution by the Company to EDA of its assets and liabilities allows it to save the payments that would otherwise be due under this call option, because of the termination of contracts by operation of law as a result of the contribution.

        1.3. Context of the Transaction

        On June 8, 2004, The Walt Disney Company (which holds 40.6% of the shares of the Company), CDC, certain representatives of the lenders under the syndicated loans (in particular, the credit agents: BNP Paribas and Calyon) and the Company have signed an agreement regarding the restructuring of the Company's debt. This agreement was amended and approved unanimously (a necessary condition for its implementation) by all the lenders of the syndicated loan on September 28, 2004.

        The Agreement, as amended, provides non-exhaustively for the following transactions, as far as the Company is concerned:

        –
        A € 250 million capital increase (including the issue premium), € 100 million of which will be subscribed to either directly or indirectly by The Walt Disney Company and € 150 million will be underwritten by the banks (€ 75 million for Lazard-Ixis, and € 18.75 million for each of Calyon and BNP Paribas);

        –
        A grant by The Walt Disney Company of a € 150 million revolving credit line for the first 5 years and € 100 million for the following 5 years;

        –
        The unconditional deferral of The Walt Disney Company's Royalties and Management Fees for fiscal years 2005 to 2009, up to € 25 million per year (after payment of the Royalties and Management Fees due on September 30, 2004) and the conversion into long-term debt of (i) € 110 million due under a revolving credit agreement granted by The Walt Disney Company, which came due in June 2004, and (ii) € 58 million in interest owed to CDC (falling in June 2004). All these repayments are deferred until 2023;

        –
        The waiver by The Walt Disney Company of an amount of € 10 million from the current credit revolver (before conversion of this line into € 110 million of long-term debt);

        –
        The waiver by the CDC of an amount of € 2.5 million per year of interest due on its loans on the second park for fiscal years 2005 to 2012;

        –
        The conditional deferral, depending on the level of operational performance of the Company, of € 25m per year of The Walt Disney Company's Royalties and Management Fees for fiscal years 2007 to 2014, as well as of € 22.5m per year of interest due to CDC for its second park's loans for fiscal years 2005 to 2014;

        –
        The deferral by 3.5 years of the principal payment of the senior bank debt (syndicated loans and senior CDC loans);

        –
        Contribution by the Company to EDA of most of its assets and liabilities. This contribution will lead to the cancellation of the sublease and lease agreements between the Company and EDA, because of their termination by operation of law resulting from the transaction. This cancellation will save the payments that would otherwise be due under the purchase and "step into the shoe" options by turning EDA into both the lessor and the lessee;

        –
        Release of the guarantee deposit (€ 100 million), allowing the partial early prepayment of syndicated loans up to a maximum amount of € 100 million;

        –
        Increase in the spread of the syndicated loans (+200 bp) and senior CDC loans (+200 bp on € 48 million using a sliding scale until 2020).

        Upon the completion of these transactions, the Company will own, after taking into account the relative share of the net proceeds of the capital increase contributed to EDA (€ 205 million), a stake of 82% in EDA. EDA will thereby operate, directly or indirectly, the whole of the assets and liabilities, properties and rights of Disneyland Resort Paris.

        The Agreement, with respect to the beneficiary company EDA, provides for:

        –
        The transformation of the company into an S.C.A.,

        –
        A capital increase through the incorporation of all of its shareholders' receivables (EDI and EDS, wholly-owned by The Walt Disney Company),

        –
        The contribution of the shares of EDA held by EDI and EDS to two S.A.S.s subject to French law.

        Post Transaction Organizational Chart

        We have been asked to assess the fairness of the remuneration for the contribution for the Company's minority shareholders.

        2. ANALYSIS OF THE VALUATION REPORT FOR EURO DISNEY S.C.A. AND EDA

        2.1. Excluded valuation methods

        2.1.1. "Usual" Discounted Cash Flows ("DCF") method

        This method consists of calculating the enterprise value by discounting the free cash flows of the company at the weighted average cost of capital ("WACC"). The free cash flows are defined as the after-tax operating cash flows after capital spending to acquire (or maintain) the assets required for the activity, but before financial charges. The enterprise value is then obtained by subtracting the value of the debt from the equity value.

        The WACC is made up of two components: the cost of equity and the cost of debt. Both components are weighted according to the financial structure of the analysed activity.

        In this case, the implementation of this method presents two significant difficulties. The high level of debt reduces the relevance of the WACC obtained as it gives too much importance to the cost of debt, which given the current gearing could not be considered as normative. The determination of the market value of the debt – assumed to be subtracted from enterprise value to obtain the equity value – is very difficult to estimate in a post-restructuring scenario.

        These reasons have led the Parties to exclude this method and to favour the "Equity Discounted Cash Flows" (EDCF) method, which relies on the same discounted cash flows mechanism but takes into account the service of the debt (interest and reimbursement) post restructuring.

        We do not have any specific comments regarding the exclusion of this method for the Company as it was replaced by a more accurate methodology of discounted cash flows.

        2.1.2. Trading Comparables and Comparable Transaction Multiples Methods

        These approaches consist in applying average multiples (usually EV/Revenues, EV/EBITDA, EV/EBIT and PE), observed within a sample of comparable companies or transactions, to current or forecasted financial metrics of the Company.

        Due to the lack of real comparable companies both in terms of business model and size, these methods have not been implemented. Indeed, the Company operates a unique business model that relies both on entertainment and hotel activities, with a strong correlation between the two activities.

        To our knowledge no listed companies exist that have developed both entertainment and hotel activities of this size in Europe. We have not identified any comparable transactions.

        Finally, it is difficult to attribute a value to the shareholders' equity because of the current amount of debt and the difficulty of estimating the market value of this debt.

        2.1.3. Revalued net assets (RNA)

        The RNA method consists in evaluating the net accounting assets by taking into account the potential capital gains or losses of each asset and liability of the company. According to the Parties, this method was excluded because of the difficulty in separately valuing each of the assets of the group.

        The property rights held by the Company, mainly building rights, are valued via the property development activity cash flows, which are included in the business plan of the Company.

        2.1.4. Discounting of dividends

        The Parties have not retained this method, which requires discounting the future dividends at the cost of equity, that is, at the return rate required by the Company's shareholders. Indeed, because the Company has not distributed any dividends since fiscal year 1993, and because dividends are expected to be postponed in the long term, the Parties have determined that this method was neither applicable nor relevant in this case.

        2.1.5. Net asset parity

        The historical accounting information does not take into consideration the group's future prospects and has therefore not been considered relevant by the Parties.

        Given the significant impact on asset value of the potential operational improvements presented by the management of the Company, we have also excluded this valuation method from reference methods.

        2.2. Retained methods

        To determine the relative value of the Company, the Parties have selected three valuation methods:

        –
        The Equity Discounted Cash Flow (EDCF) as the reference method,

        –
        The Adjusted Present Value (APV) and the stock analysis methods as corroborative methods.

        The Parties have retained the Discounted Cash Flows method to determine the relative value of EDA.

        2.2.1. Equity Discounted Cash Flows (Euro Disney S.C.A.)

        Description of the methodology

        This valuation method is used as a reference by the Parties to determine parity. This method is based on the discounting of equity cash flows taking into account both capex and debt service.

        It relies on the long-term business plan (fiscal years 2004-2016) prepared by the Company's management and the extrapolation done by the financial advisors for the period from 2017 to 2025 ("the Forecasts").

        The main assumptions of Forecasts are as follows:

        –
        Increase of the attendance rate resulting from the launch of new attractions as well as a marketing repositioning,

        –
        Increase of the occupancy rate of the hotels,

        –
        Increase of the revenues per visitor,

        –
        Significant increase of the EBITDA margin (after having taken into account the unconditional deferral of royalties and management fees) through 2016,

        –
        New investments are planned between 2006 and 2008 and 2012 and 2016 for the launch of new attractions.

        The cash flows reflect the value of the activities after debt service and after taking into account the restructuring (capital increase, new debt, payments deferrals). They allow a direct calculation of the equity value of the company. The cash flows are discounted at the cost of equity except for the terminal value. The terminal value is the enterprise value in fiscal year 2025 from which the fiscal year 2025 gross debt is subtracted. The enterprise value in 2025 is calculated by growing fiscal year 2025 after-tax free cash flows using the perpetuity growth method with a long-term rate of 2% and the appropriate WACC (this method is appropriate given the time horizon by which the company would have significantly decreased its indebtedness). The terminal value is then discounted to its September 2004 value at the cost of equity.

        The tax situation of the company would generate a carry forward loss of about € 970m as of September 30, 2004 that, according to an analysis conducted by the Parties, would be used up in 2021. For that reason, the Parties have chosen to use two discount rates over the horizon of the Forecasts: a cost of capital before tax for 2004 through 2021 and a cost of capital post tax for 2021 through 2025.

        Assessment of the Independent Expert

        We have reviewed the analysis conducted by the Parties and verified that the methodology presented was properly implemented. We have analysed the consistency of the assumptions of the operational, investment and financing cash flows. We have also conducted sensitivity analysis using our own assumptions.

        This method was implemented on the basis of:

        –
        The Forecasts, and
        –
        Market parameters.

        The Forecasts

        The assumptions contained in the Forecasts mainly rely on the success of the new attractions, the development of new marketing offers and a recovery of the international tourism situation. The company indicates that this analysis is based on development models of American parks.

        In our view, the Forecasts seem to be optimistic in terms of revenues and margin growth. The latest estimates for fiscal years 2004-2005, subsequent to the elaboration of the business plan, are slightly below the forecasts used in the context of the valuation. The Forecasts used for the valuation exercise do not take this update into account. We notice that the value of the Company is very sensitive to the EBITDA margin assumptions retained.

        Market Parameters

        A sample of hotel and entertainment companies has been used to determine the parameters of the discount rate (cost of equity, normative gearing at the end of the period considered, WACC). We have no particular comment regarding the sample retained. We notice, however, that using a sample of comparable companies does not, in our opinion, enable the assessment of the specific risk inherent to the indebtedness of the Company.

        The Parties use three discount rates: a cost of equity before tax for the period 2005 to 2021, since the tax losses will be fully used in 2021, a cost of equity after tax for the period 2021 to 2025, and a weighted average cost of capital for the normative cash flow.

        On the basis of the above, the cost of equity for the period 2005 to 2020 is higher than the cost of equity after tax used after 2020. As a result, the cost of equity used appears to us to reflect the financial situation of the company. We have no particular comment regarding the cost of equity and the weighted average cost of capital used after 2020.

        2.2.2. Adjusted Present Value method (Euro Disney S.C.A.)

        Details of the method

        The APV (Adjusted Present Value) is a valuation methodology that consists in discounting the cash flows at different rates depending on their underlying risk.

        The Parties have therefore separately valued the operational activities arising from cash flows (before financial charges) and the tax shield generated mainly by the debt service. The operational cash flows are discounted at the expected rate of return of the assets (i.e., not taking into account the financial structure of the Company). The tax loss generated by the service of the debt is discounted at the cost of debt before tax. Due to the lack of market data and in a post-restructuring context, the debt has been subtracted at its nominal value as of September, 30 2004. The other sources of funds linked to the restructuring, whose impacts are not included in the cash flows used, have been added (in particular, the net proceeds of the capital increase).

        Assessment of the Independent Expert

        This method relies on the same operational cash flows as the Equity Discounting Cash Flows method. Financial charges are taken into account to determine the tax shield.

        We note that this method values the tax losses, using a normative tax rate after 2021, but does not permit determination of the market value of the Company's debt.

        Moreover, we note that, given the size of the debt, this method is very sensitive to any change in the perpetuity growth rate and the weighted average cost of capital, which significantly weakens the relevance of the method.

        2.2.3. Stock Analysis (Euro Disney S.C.A.)

        Details of the method

        The Company has been listed on the Premier Marché of Euronext Paris since November 6, 1989. The stock is also part of the SBF 120 index of the 120 most traded stocks in volume on the Paris Stock Exchange. The Company's shareholding structure is fragmented: as of July 31, 2004, the Walt Disney Company indirectly owns 40.6% of the capital through EDL Participations SA, Prince Al Waleed owns 15.9% of the capital and the other shareholders own 43.5%.

        Assessment of the Independent Expert

        This method involves analysing the share price evolution over a defined period so as to determine the Company's equity value according to the market.

        We have checked the share price analysis that was provided to us by the Parties and we do not have any specific comment on its implementation, which indicates a lower value compared to the alternative valuation methods of discounted flows.

        We note that this analysis includes a part of the net proceeds of the capital increase of the Company that will be contributed to EDA, and takes into account the fact that certain operational costs will remain the responsibility of the company. This capital increase must occur by 31 March 2005 at the latest.

        The relevance of the stock analysis must be considered within the context of the stock's volatility due to the on-going announcements about the restructuring and the delay regarding its approval.

        2.2.4. Discounted cash flows method (EDA)

        Details of the method

        EDA's business consists of leasing ACP assets and sub-leasing the first park assets to the Company.

        EDA has been valued according to the discounted cash flows method.

        This method is relevant here because EDA will benefit from a capital conversion of all receivables from its shareholders EDI and EDS (companies fully-owned by The Walt Disney Company), thus cancelling its debt as a whole.

        Following are the assumptions used to assess the flows:

        –
        The exercise of the option on ACP assets for an amount of € 213m, payable over 8 years at rate of 1% per year, starting 2006,

        –
        The exercise of the "step in the shoe" option to keep benefiting from DCP assets for an amount of € 79m in 2006, payable over 2 years.

        Between 2004 and 2006, flows consist of the difference between (i) payments received by EDA on the first park assets sublease contract and the ACP assets lease and (ii) the amount paid back to the financing company on the lease on the Disneyland Park (excluding ACP assets).

        Flows will then be discounted at the cost of equity, as the company will have no debt after restructuring. This cost is equal to the cost of equity after tax used to value the Company.

        Assessment of the independent expert

        EDA's value is based upon agreements between the Parties, who have assumed the exercise of the options on the lease and sublease agreements between EDA and the Company executed during the restructuring in 1994. This approach does not represent a direct valuation of the assets owned by EDA.

        Exercising these options would make it possible to include all the assets, liabilities, rights and properties of the first park within the Company. This objective will be reached within EDA through the contribution of the assets and liabilities owned by the Company to EDA, without the Company having to pay for the exercise of the options. In a context of financial restructuring, this transaction makes it possible to capitalize the future debt on options through their conversion into a stake in the new entity.

        2.2.5. Analysis of the parities Euro Disney Associés/Euro Disney S.C.A.

        Based on the value ranges determined by the Parties, the relative values are as follows:

	Relative value Euro Disney S.C.A.	Relative value Euro Disney Associés

EDCF	81% – 83%	19% – 17%
APV Method	77% – 87%	23% – 13%
Stock Analysis	76%	24%
Relative values	82%	18%

        The Parties have retained the middle of the contribution range implied by the EDCF method.

        We note that:

        The proposed financial restructuring is necessary for the continuation of operations of the Company.

        The future value of the new entity made up of EDA and the contributions of ED is based upon the effective realization of the business plan, whose goals seem optimistic to us.

        In understanding the relative values the following elements must be considered:

        –
        The value retained for EDA results from the valuation of the options acquired during the restructuring in 1994.

        –
        The values implied by the EDCF method are very sensitive to the revenue growth rate and margins improvement assumptions. Therefore, they reflect the optimism of the Forecasts retained. However, this method is the only one that takes into account the evolution of the financial structure of the Company over the course of the business plan.

        –
        The APV method is very sensitive to the discounting parameters and can therefore used only as a corroborative method.

        –
        The value of the Company resulting from the stock price analysis is significantly below the value retained for the remuneration for the contribution. Namely, stock price analysis gives the Company shareholders a 77% stake in the new entity, while the parties plan to give them an 82% stake.

        3. CONCLUSION

        Taking these elements into account, we conclude that relative values retained by the Parties in the context of the contribution are fair from the standpoint of the interest of the minority shareholders of the Company.

        Paris, September 30, 2004

Philippe Marchand	Jean-Charles de Lasteyrie

Supervisory Board Report
on the Proposed Contribution of Assets
and Related Amendments
to the Company's By-Laws

        Ladies and Gentlemen,

        We are pleased to present to you our report on the proposed contribution (the "Contribution") by Euro Disney S.C.A. (the "Company") of substantially all of its assets and liabilities to Euro Disney Associés S.C.A. ("EDA") and on certain related amendments to the Company's by-laws.

        I. The Contribution

        The Contribution is one of the key measures contemplated by the memorandum of agreement signed in September 2004 among the Company, lenders to the Company and certain of its consolidated subsidiaries (the "Group") and The Walt Disney Company ("TWDC"). It will permit the Company to re-acquire rights to the Disneyland Park and certain of its key attractions indirectly (through an 82% interest in EDA but without any cash payments) while the direct acquisition of such rights would have required the Company to make € 292.1 million of cash payments.

        A. Background

        Financing for the Disneyland Park was originally arranged through Euro Disneyland S.N.C., a special purpose financing company that owns and leases the Disneyland Park under a finance lease (crédit-bail). The original finance lease was directly between Euro Disneyland S.N.C. and the Company.

        In connection with the 1994 financial restructuring of the Group, EDA (which was then a wholly-owned indirect subsidiary of TWDC) purchased certain assets (the "Additional Capacity Disneyland Park Assets" or "ACP Assets", which include key attractions of the Disneyland Park, such as "Space Mountain") from the Company and from Euro Disneyland S.N.C. (which transferred its portion of the purchase price to the Company).

        These transactions provided the Company with then-needed additional liquidity. The ACP Assets were then leased back by EDA to the Company.

        In addition, the original finance lease of the Disneyland Park was terminated and instead Euro Disneyland S.N.C. entered into a new finance lease with EDA (the "Finance Lease"), which in turn entered into a sub-lease agreement with the Company (the "Sub-Lease"). In connection with these transactions, EDA made a prepayment under the Finance Lease, which was applied towards prepayment of a portion of the Group's bank debt.

        B. The Contribution

        The Sub-Lease of the Disneyland Park and the lease of the ACP Assets provide that the Company may exercise options to re-acquire rights to the Finance Lease of the Disneyland Park and title to the ACP Assets in consideration of € 292.1 million cash payments. As part of the Contribution, the Company will contribute to EDA its rights and obligations under the Sub-Lease of the Disneyland Park and the lease of the ACP Assets. EDA being the lessor under such Sub-Lease and lease, the contribution to it of the rights and obligations of the lessee will cause such Sub-Lease and lease to terminate. The Contribution will therefore allow the Company to avoid making such € 292.1 million cash payments that would have been required if the Company had exercised its options to directly re-acquire such rights. Instead, the Company will indirectly re-acquire such rights to the Finance Lease of the Disneyland Park and title to the ACP Assets by acquiring 82% of the share capital of EDA as a result of the Contribution. TWDC will indirectly hold the remainder of EDA's share capital.

        This arrangement will secure the Company's ability to participate in the continued operation of the Disneyland Park, including the ACP Assets, while saving it € 292.1 million of cash payments it would otherwise have had to make for that purpose.

        On the recommendation of your board, the valuations implicit in the Contribution have been reviewed and validated by Ricol, Lasteyrie & associés, who wrote a fairness opinion to that effect. They have also been approved by independent appraisers, Mr J.P. Colle and Mr Dominique Ledouble, appointed by the President of the Tribunal de Commerce of Meaux. Your board has heard a presentation of a summary of Mr Ledouble's report and had the opportunity to direct question to him.

        II. Related Amendments to the Company's By-Laws

        A. Corporate Purpose

        As a result of the Contribution, the Company will conduct its business through EDA, its 82% subsidiary. It is therefore proposed that the Company's corporate purpose be amended to specify that its business (which will otherwise remain unchanged) can be carried out "directly or indirectly".

        B. Management Fees

        The Company currently pays to Euro Disney S.A.S., its gérant, management fees consisting of a base fee, an incentive fee and a hotel sale fee (the "Performance-Based Fees"). The amounts of such fees depend on the financial performance of the Group, as operator of the Disneyland Paris Resort, measured in accordance with formulas set forth in the Company's by-laws.

        As a result of the Contribution, the Company will indirectly operate the Disneyland Paris Resort, through its 82% subsidiary EDA, which, like the Company, will be managed by Euro Disney S.A.S. as gérant. After the Contribution, the Performance-Based Fees will therefore become payable by EDA, the by-laws of which will provide for such fees under terms and conditions identical to those currently contained in the Company's by-laws, while the Company's by-laws will be amended to provide that management fees payable by the Company to Euro Disney S.A.S. will be a fixed annual € 25,000.

        C. Matters Submitted to the Company's Extraordinary General Meeting

        The Company's by-laws currently provide that various matters involving the Company and its business (such as, for instance, a merger of Euro Disney S.C.A.) must be approved at an extraordinary general meeting of the shareholders of the Company.

        The by-laws of EDA will provide that the same types of matters, when they involve EDA and its business (such as, for instance, a merger of EDA), must be approved at an extraordinary general meeting of the shareholders of EDA. The Company, represented by its gérant, will vote at such meetings its EDA shares, i.e., 82% of the total number of EDA shares. The Company's by-laws will therefore be amended to provide that, before such vote, the Company's gérant must seek approval of the Company's shareholders at an extraordinary general meeting of the shareholders of the Company in respect of the applicable matters involving EDA and its business (such as, for instance, a merger of EDA). Shareholders of the Company will therefore be duly consulted in connection with the exercise by the Company of its voting rights at extraordinary general meetings of EDA's shareholders.

        Similar arrangements will apply with respect to Euro Disney Commandité S.A.S., a wholly-owned subsidiary of the Company and general partner (associé commandité) of EDA, in connection with the exercise by Euro Disney Commandité S.A.S. of its rights as general partner of EDA (it being noted that the two other general partners of EDA are indirect subsidiaries of TWDC and that the Euro Disney Commandité S.A.S. will own 82% of the votes of EDA's general partners, the remaining 18% being owned by the indirect subsidiaries of TWDC).

        D. Related Party Transactions

        Pursuant to article L.226-10 of the French Commercial Code, related party transactions must be ratified by ordinary general shareholders' meetings. Accordingly, agreements entered into by EDA falling within the scope of article L.226-10 of the French Commercial Code must be ratified by EDA's ordinary general shareholders' meeting.

        The Company, represented by its gérant, will vote at such meetings its EDA shares, i.e., 82% of the total number of EDA shares. The Company's by-laws will therefore be amended to provide that, before such vote, the Company's gérant must seek authorization of the Company's shareholders at an ordinary general meeting of the shareholders of the Company to vote an agreements entered into by EDA falling within the scope of article L.226-10 of the French Commercial Code.

        Similar arrangement will apply with respect to Euro Disney Commandité S.A.S. in connection with the exercise by Euro Disney Commandité S.A.S. of its rights as general partner of EDA (it being noted that the two other general partners of EDA are indirect subsidiaries of TWDC and that the Euro Disney Commandité S.A.S. will own 82% of the votes of EDA's general partners, the remaining 18% being owned by the indirect subsidiaries of TWDC).

        E. Miscellaneous Updates

        The Company's by-laws will be updated consistent with the codification into the Commercial Code of Law no 66-537 of July 24, 1966 on Commercial Companies (Loi sur les Sociétés Commerciales), Law no 2003-706 of August 1, 2003 on Financial Security (Loi de Sécurité Financière) and Ordinance no 2004-604 of June 24, 2004 Reforming the Regime of Securities Issued by Commercial Companies (Ordonnance portant réforme du régime des valeurs mobilières émises par les sociétés commerciales).

        In light of the foregoing, we propose that you approve the resolutions presented to your meeting in connection with the Contribution and the related amendments to the Company's by-laws.

        Yours sincerely,

        Paris, November 15, 2004

        The Supervisory Board
        By: Antoine Jeancourt-Galignani
        Chairman of the Supervisory Board

Resolutions presented at the
Combined Shareholders Meeting

        FIRST RESOLUTION

        Approval of the financial statements of the Company for the fiscal year ended September 30, 2004 – Discharge to the Gérant and the members of the Supervisory Board

        The General Meeting,

        voting as an ordinary general meeting,

        after having taken note of the general reports of the Gérant, the Supervisory Board and the statutory auditors for the fiscal year ended on September 30, 2004, and on the financial statements of the said year, approves the Company's financial statements for the fiscal year ended September 30, 2004, in the form presented to the meeting, as well as all the transactions recorded in such financial statements and reports.

        Accordingly, the General Meeting grants the Gérant and the members of the Supervisory Board full discharge for the performance of their duties during the said fiscal year.

        SECOND RESOLUTION

        Approval of the consolidated accounts of the Euro Disney S.C.A. Group for the fiscal year ended September 30, 2004

        The General Meeting,

        voting as an ordinary general meeting,

        after having taken note of the general reports of the Gérant, the Supervisory Board and the statutory auditors for the fiscal year ended on September 30, 2004, and on the consolidated financial statements of the said year, approves the consolidated financial statements of the Euro Disney S.C.A. Group for the fiscal year ended September 30, 2004, in the form presented to the meeting, as well as all the transactions recorded in such financial statements and reports.

        THIRD RESOLUTION

        Allocation of the net loss for the fiscal year ended September 30, 2004

        The General Meeting,

        voting as an ordinary general meeting,

        having announced that the net loss for the fiscal year ended September 30, 2004 amounted to € 140,844,674.0,

        recommends the allocation of said loss to the "Carry Forward" account, the negative balance of which is now € 87,610,696.0.

        It must be noted, in accordance with applicable law, that no dividend has been distributed for the fiscal years ending September 30, 2001, September 30, 2002 and September 30, 2003.

        FOURTH RESOLUTION

        Approval of a related-party agreement

        The General Meeting,

        voting as an ordinary general meeting,

        after having taken note of the general report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, after having acknowledged that the Supervisory Board authorised in the course of its meeting held on January 28, 2004, the execution by the Company of the Hosting & Relating Services Agreement with Walt Disney Internet Group, which was entered into on November 4, 2004, approves this agreement.

        FIFTH RESOLUTION

        Approval of related-party agreements

        The General Meeting,

        voting as an ordinary general meeting,

        after having taken note of the general report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, after having acknowledged that in connection with the negotiations between the Company, The Walt Disney Company, the Caisse des dépôts et consignations and the representatives of the other lenders to the Euro Disney S.C.A. Group, the Supervisory Board authorised in the course of its meetings held on October 20, 2003 and March 25, 2004, the grant by The Walt Disney Company to the Company of a € forty-five (45) million subordinated credit facility and of a € twenty-five (25) million subordinated credit facility, the grants of these credit facilities being made on November 3, 2003 and March 25, 2004 respectively, approves these agreements.

        SIXTH RESOLUTION

        Approval of a related-party agreement

        The General Meeting,

        voting as an ordinary general meeting,

        after having taken note of the general report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, after having acknowledged that, in connection with the financial restructuring of the Company, the Supervisory Board authorised in the course of its meetings held on September 28, 2004 the execution by the Company of the memorandum of agreement of September 30, 2004 between the Company, The Walt Disney Company and all the lenders to the Euro Disney S.C.A. Group, approves this agreement.

        SEVENTH RESOLUTION

        Approval of a related-party agreement

        The General Meeting,

        voting as an ordinary general meeting,

        after having taken note of the general report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, after having acknowledged that, in connection with the financial restructuring of the Company, the Supervisory Board authorised in the course of its meetings held on September 28, 2004 the execution by the Company of an agreement relating to the standby revolving credit facility for € 150.0 million entered into between the Company and The Walt Disney Company on September 30, 2004,

        approves this agreement.

        EIGHTH RESOLUTION

        Related-party agreements entered into in previous fiscal years

        The General Meeting,

        voting as an ordinary general meeting,

        after having taken note of the report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, approves the continued performance of previously authorised related-party agreements which were in effect during the fiscal year ended September 30, 2004.

        NINTH RESOLUTION

        Appointment of a new member of the Supervisory Board

        The General Meeting,

        voting as an ordinary general meeting,

        appoints Mr Martin Robinson as member of the Supervisory Board for a term of three (3) years, i.e. until the close of the annual General Meeting that will deliberate upon the annual financial statements of the fiscal year ending September 30, 2007.

        TENTH RESOLUTION

        Renewal of term of office of a member of the Supervisory Board

        The General Meeting,

        voting as an ordinary general meeting,

        after having acknowledged that the term of office of Mr Antoine Jeancourt-Galignani expires at the close of this meeting,

        renews the term of office of Mr Antoine Jeancourt-Galignani as member of the Supervisory Board for three (3) years, i.e. until the close of the annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2007.

        ELEVENTH RESOLUTION

        Renewal of term of office of a member of the Supervisory Board

        The General Meeting,

        voting as an ordinary general meeting,

        after having acknowledged that the term of office of Mr Philippe Labro expires at the close of this meeting,

        renews the term of office of Mr Philippe Labro as member of the Supervisory Board for three (3) years, i.e. until the close of the annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2007.

        TWELFTH RESOLUTION

        Renewal of term of office of a member of the Supervisory Board

        The General Meeting,

        voting as an ordinary general meeting,

        after having acknowledged that the term of office of Sir David Paradine Frost expires at the close of this meeting,

        renews the term of office of Sir David Paradine Frost as member of the Supervisory Board for three (3) years, i.e. until the close of the annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2007.

        THIRTEENTH RESOLUTION

        Renewal of term of office of a member of the Supervisory Board

        The General Meeting,

        voting as an ordinary general meeting,

        after having acknowledged that the term of office of Mr Thomas O. Staggs expires at the close of this meeting,

        renews the term of office of Mr Thomas O. Staggs as member of the Supervisory Board for three (3) years, i.e. until the close of the annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2007.

        FOURTEENTH RESOLUTION

        Approval of the proposed contribution by the Company of substantially all of its assets and liabilities to Euro Disney Associés S.C.A., the valuation of that contribution and the consideration for it

        The General Meeting,

        voting as an extraordinary general meeting:

        1 – after having taken note of:

        (i)
        the draft contribution agreement and its annexes entered into between the Company and Euro Disney Associés S.C.A. (EDA),which provides that the Company shall contribute to EDA, on the key terms summarised below, substantially all of the assets and liabilities comprising its business as they exist on the date on which the contribution is completed:

        Accounting valuation of the contribution: The accounting valuation of the contributions, taken as a whole, has been determined by reference to the weighted average of the share price of the Company between June 9, 2004 (date of the announcement of the first agreement concerning the restructuring) and August 2, 2004 (date on which the time period for approval of that agreement was extended from July 31 to September 30, 2004), increased by the discounted value of the future operating costs of the Company on a long term basis, estimated at a fixed amount of € 25.0 million, and taking into account the cash contributed by the Company (i.e. € 205.0 million from the proceeds of the share capital increase of the Company referred to in the seventeenth resolution below). As determined in accordance with the foregoing, this accounting valuation of the contributions has been assessed, as at the date of the contribution agreement, at € 609.0 million.

        Pursuant to the contribution agreement, this value of the contributions is adjusted downwards by an amount equal to the difference between the estimated amount (as at the date of the contribution agreement) of the unconsolidated net result (résultat net) of the Company for the fourth quarter of the fiscal year 2004 and the definitive amount of the said result on the same period (this net result corresponds to a loss amounting to € 5,437,472.59). As a consequence, the net accounting fair value of the contributions (valeur nette des apports) amounts to
        € 603,562,527.41 (        i.e € 609.0 million referred to in the contribution agreement less € 5,437,472.59 in respect of the loss).

        Consideration for the contribution: In consideration for the contribution, EDA shall issue to the Company 3,340,675,390 fully paid shares having a nominal value of € 0.15 each, through a share capital increase in a total amount of € 501,101,308.50 (excluding contribution premium). These newly issued shares shall rank in all respects pari passu with the existing shares of EDA and shall give the right to receive any distribution of dividends declared after their issue date. The difference between the net accounting fair value of the contributions (valeur nette des apports) and the nominal amount of the share capital increase shall be credited to a "contribution premium" account in EDA's balance sheet. On completion of the contribution, the Company will hold 82% of the share capital of EDA.

        Conditions precedent: Pursuant to the contribution agreement, the completion of the contribution is subject to the satisfaction of the following conditions precedent:

        –
        the final and binding decision by the Autorité des marchés financiers confirming that no mandatory tender offer (offre publique de retrait obligatoire) relating to the securities issued by the Company will be required as a result of the contribution;

        –
        the decision by the Supervisory Board of EDL Hôtels S.C.A. approving EDA as new shareholder of EDL Hôtels S.C.A.;

        –
        the approval of the contribution agreement by the general partner (associé commandité) and the extraordinary general meeting of the shareholders of the Company;

        –
        the approval of the contribution agreement and the share capital increase in consideration for the contribution by the general partners (associés commandités) and the extraordinary general meeting of the shareholders of EDA;

        –
        the receipt of an agreement in principle from the French tax administration relating to the transfer to EDA of the ordinary tax losses of the Company existing as of September 30, 2004, and to the tax treatment of the reassuming over time of the provisions relating to the off-balance sheet undertakings accounted for by EDA as a result of the contribution,

        –
        the waiver by the beneficiaries of the droit de préemption urbain of their pre-emptive right with respect to the real estate assets and rights forming part of the contributed business or the lapse of this right;

        –
        the execution of an amendment to the Convention pour la création et l'exploitation d'Euro Disneyland en France entered into between the French State, the région d'Ile-de-France, the département de Seine-et-Marne, EPA Marne and the Régie Autonome des Transports Parisiens on March 24, 1987, to the extent required in connection with the contribution; and

        –
        the completion of the share capital increase of the Company (with preferred subscription rights) with gross proceeds of at least € 250.0 million referred to in the seventeenth resolution;

        If the condition precedent relating to the agreement in principle from the French tax administration is not satisfied by November 19, 2004 or such later date as may be agreed between the Company and EDA at the latest or, so far as the other conditions precedent are concerned, by March 31, 2005 at the latest, the contribution agreement may be deemed null and void by either party;

        (ii)
        the special report of the Gérant prepared in accordance with article L. 236-9 of the French Commercial Code, which describes the contribution in detail;

        (iii)
        the special report of the Supervisory Board;

        (iv)
        the reports provided for under articles L. 225-147 and L 236-10 of the French Commercial Code, prepared by Messrs. Dominique Ledouble and Jean-Pierre Colle, the contribution appraisers (commissaires à la scission) appointed by order of the President of the Commercial Court of Meaux on July 2, 2004, in accordance with the provisions of articles 64 and 257 of the decree dated March 23, 1967; and

        (v)
        the fairness opinion issued by the firm Ricol, Lasteyrie & Associés;

        2–
        approves all the terms of the contribution agreement, as well as, subject to the satisfaction of the above conditions precedent, the contribution by the Company to EDA of all of the assets and liabilities comprising the contributed business, for an accounting fair value (valeur d'apport) of € 603,562,527.41;

        3–
        acknowledges that, in accordance with the provisions of the contribution agreement, the contribution premium, as fixed as at the date of the contribution agreement i.e. € 107,898,691.50, shall be adjusted downwards by an amount equal to the difference between the estimated amount (as at the date of the contribution agreement) of the unconsolidated net result (résultat net) of the Company for the fourth quarter of the financial year 2004 and the definitive amount of the said result on the same period which corresponds to a loss amounting to € 5,437,472.59, and shall therefore amount to € 102,461,218.91;

        4–
        approves, without restriction and subject only to the satisfaction of the above conditions precedent, the valuation of the contribution and the consideration for it, being the issue by EDA to the Company of 3,340,675,390 fully paid shares having a nominal value of € 0.15 each through a share capital increase of EDA;

        5–
        gives all powers to the Gérant, or to such person that it may elect in its place, in order to:

        –
        effect all formalities in connection with the completion of the contribution, including any notifications,

        –
        sign the compliance report (déclaration de conformité) in accordance with article L. 236-6 of the French Commercial Code,

        –
        in general, do anything that may be necessary in order to complete the contribution.

        FIFTEENTH RESOLUTION

        Change to the by-laws further to the approval of the contribution referred to in the fourteenth resolution and subject to the final completion thereof: (i) change to the corporate purpose of the Company and related amendment to article 1.2.(i) of the by-laws, (ii) change to the remuneration of the Gérant and its calculation and related amendment to article IV of the by-laws, (iii) change to the list of decisions for which an extraordinary general meeting is required and related amendment to article 8.3(a) of the by-laws and (iv) change to the powers of the ordinary general meeting and related amendment to article 8.2 of the by-laws

        The General Meeting,

        voting as an extraordinary general meeting,

        after having taken note of the special report of the Gérant and the special report of the Supervisory Board,

        decides, subject to the unconditional completion of the contribution referred to in the fourteenth resolution above:

        –
        to amend article 1.2 (i) of the Company's by-laws as follows: between the terms "the implementing" and the terms "of the concept, development, construction, letting, (...)", are inserted the terms "directly or indirectly". The remainder of this article remains unchanged,

        –
        to replace articles 4.1 to 4.3 of the Company's by-laws with Article IV as follows:

        "ARTICLE IV
        MANAGEMENT FEE

                The Manager shall receive or, as the case may be, the Managers shall receive and distribute among themselves by mutual agreement, an annual Management Fee (the "Management Fee"), equal to twenty five thousand (25,000) euros payable in one instalment at the end of each fiscal year."

        –
        to amend article 8.3(a) of the by-laws of the Company as follows:

        "Section 8.3 Extraordinary General Shareholders' Meetings

          (a)
          An Extraordinary General Shareholders' Meeting shall decide by vote on:

    (a.1)
    any and all proposed amendments to these by-laws whose approval by the Extraordinary General Shareholders' Meeting is required by applicable law, including, without limitation, and subject to other provisions of these by-laws:

    (i)
    increasing or reducing the capital of the Company;

    (ii)
    modifying the terms and conditions for transfers of Shares;

    (iii)
    altering the composition of Ordinary General Shareholders' Meetings or the voting rights of Shareholders at Ordinary General Shareholders' Meetings or Extraordinary General Shareholders' Meetings;

      (iv)
      changing the purpose, duration or registered office of the Company (subject to the Managers' authority to change the registered office pursuant to Section 1.3); and

      (v)
      transforming the Company into a company having a different legal form, such as a société anonyme or a société à responsabilité limitée;

    (a.2)
    dissolving the Company, as well as approving any transfer or sale by the Company which would entail the dissolution of the Company or a reduction of the Company's corporate purpose;

    (a.3)
    the sale by a General Partner to a third party of all or part of his rights in the Company as General Partner;

    (a.4)
    effecting a merger of the Company;

    (a.5)
    authorizing the legal representative of the Company or of any of its subsidiaries, on behalf of the Company or such subsidiary as shareholder (associé commanditaire) or general partner (associé commandité), as the case may be, of Euro Disney Associés S.C.A. to vote on, or consent to, matters relating to:

      •
      the removal of any manager (gérant) of Euro Disney Associés S.C.A.;

      •
      any capital increase or capital reduction of Euro Disney Associés S.C.A.;

      •
      any modification to the terms and conditions applicable to the transfer of Euro Disney Associés S.C.A.'s shares;

      •
      any modification to the composition of Euro Disney Associés S.C.A.'s ordinary shareholders meetings or the voting rights of Euro Disney Associés S.C.A.'s shareholders at ordinary general meetings or extraordinary general meetings;

      •
      any modification to the corporate purpose, duration or registered office of Euro Disney Associés S.C.A. (subject to the gérant's power to move the registered office within the Seine-et-Marne département or in a neighboring département);

      •
      any change of corporate form of Euro Disney Associés S.C.A. (e.g., conversion into a société anonyme or a société à responsabilité limitée);

      •
      the dissolution of Euro Disney Associés S.C.A., as well as any transfer or sale by Euro Disney Associés S.C.A. which would result in the dissolution of Euro Disney Associés S.C.A. or a reduction of its corporate purpose;

      •
      the sale by a general partner to a third party of its interest in Euro Disney Associés S.C.A.;

      •
      any merger of Euro Disney Associés S.C.A.; and

    (a.6)
    deciding all other matters on which the Extraordinary General Shareholders' Meeting may validly act under applicable law."

        –
        to add a new paragraph (f) to article 8.2 of the by-laws of the Company drafted as follows:

            "(f) The Ordinary General Shareholders' Meeting shall decide by vote on authorizing the legal representative of the Company or of any of its subsidiaries, on behalf of the Company or such subsidiary as shareholder (associé commanditaire) or general partner (associé commandité), as the case may be, of Euro Disney Associés S.C.A. to vote on the approval of any agreement entered into by Euro Disney Associés S.C.A. falling within the scope of article L .226-10 of the French Commercial Code."

            The remainder of article 8.2 remains unchanged.

        SIXTEENTH RESOLUTION

        Conformity of by-laws with applicable law

        The General Meeting,

        voting as an extraordinary general meeting,

        after having taken note of the special report of the Gérant and the special report of the Supervisory Board,

        decides, in order to adapt the Company's by-laws to recent legal evolutions including pronouncements, to amend articles 2.4 (a), (c) and (d), 2.5 (g), 6.3 (b) and 9.3 of the Company's by-laws as follows:

        –
        in article 2.4 (a) and (c), the terms "Sicovam" are replaced by "Euroclear France"; the other terms of such article remain unchanged;

        –
        in article 2.4 (d), the terms "article 356-1 and seq. of the law dated July 24, 1966 on commercial corporations", "fifteen (15) days", "if the Shares are listed on the cote officielle or the second marché or the hors cote market" and "article 356-1 aforesaid" are replaced respectively by the terms "article L. 233-7 and seq. of the French Code de commerce (Commercial Code)", "five (5) business days", "if the Shares are held through a financial intermediary duly authorised to act as a custodian in accordance with the provisions of article L. 211-4 of the French Code monétaire et financier (Financial and Monetary Code)" and "article L. 233-7 aforesaid"; the other terms of such article remain unchanged;

        –
        in article 2.5 (g), the terms "article 269-8 of the law dated July 24, 1966" are replaced by "article L. 228-19 of the French Code de commerce (Commercial Code)"; the other terms of such article remain unchanged;

        –
        in article 6.3 (b), the terms "article 258 of the law no66-537 dated July 24, 1966" are replaced by "article L. 226-10 of the French Code de commerce (Commercial Code)"; the other terms of such article remain unchanged;

        –
        in article 9.3, the terms "article 345 of the law no66-537 dated July 24, 1966" and "article 347 of the law no66-537 dated July 24, 1966" are replaced respectively by "article L. 232-10 of the French Code de commerce (Commercial Code)" and "article L. 232-12 of the French Code de commerce (Commercial Code)"; the other terms of such article remain unchanged.

        SEVENTEENTH RESOLUTION

        Share capital increase in an amount comprised between € 250.0 million and € 300.0 million (including any share premium) with shareholders' preferential subscription rights maintained; delegation of authority (délégation de pouvoir) to the Gérant to determine its terms and conditions

        The General Meeting,

        voting as an extraordinary general meeting,

        and in accordance with applicable law (in particular article L. 225-129-1 of the French Commercial Code) and after having noted the special report of the Gérant and the special report of the Supervisory Board:

        1 – resolves to increase, in a single transaction, the share capital by an amount comprised between € 250.0 million and € 300.0 million, including any share premium, with shareholders' preferential subscription rights maintained, through the issue of new shares to be fully paid up in cash on subscription;

        2 – grants full authority to the Gérant, subject to the limits set out in this resolution and in accordance with applicable law, to determine the other terms of the share capital increase and in particular authority:

        –
        to grant shareholders the right to subscribe on a reducible basis (droit de souscrire à titre réductible) a number of shares higher than that which they could subscribe on an irreducible basis (à titre irréductible);

        –
        to determine the dates on which the subscription period starts and ends;

        –
        to determine the final amount of the share capital increase, the price of the new shares to be issued and the amount of any share premium;

        –
        to enter into any agreement to secure the completion of the issue or the guarantee of the subscription of a part of it, to take all appropriate steps and to satisfy all appropriate or necessary formalities for the completion of the issue;

        –
        to request the listing of the new shares on the markets on which the Company's shares are currently listed;

        –
        to certify the unconditional completion of the share capital increase and to amend the by-laws accordingly;

        3–
        resolves that in the event that subscriptions made on an irreducible basis and any subscriptions made on a reducible basis do not cover the whole issue, the shares that have not been subscribed may be offered to the public in whole or in part, without prejudice to the other possibilities provided for by law, in particular by article L. 225-134 of the French Commercial Code;

        4–
        resolves that the delegation of authority granted by this resolution shall expire twelve (12) months after the date of this General Meeting;

        5–
        acknowledges that the delegation of authority granted by this resolution may only be used during a takeover offer period for the Company's securities if this use is made in the ordinary course of the Company's business and its implementation is not liable to cause the offer to fail;

        6–
        acknowledges that in accordance with articles L. 225-100 and L. 225-129-5 of the French Commercial Code, the Gérant shall report to the next Ordinary General Meeting on the use made of the delegation granted by this resolution.

        EIGHTEENTH RESOLUTION

        Share capital increase of the Company by the issue of shares or securities giving the right to subscribe for shares, reserved for employees of the Company in accordance with article L. 443-5 of the French Labour Code; delegation of authority (délégation de pouvoir) to the Gérant to determine its the terms and conditions

        The General Meeting,

        voting as an extraordinary general meeting,

        as a consequence of the approval of the seventeenth resolution above,

        and in accordance with applicable law (in particular articles L. 225-129-1, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and article L. 443-5 of the French Labour Code),

        after having noted the special report of the Gérant, the special report of the Supervisory Board and the special report of the statutory auditors:

        1–
        resolves to increase the share capital of the Company by the issue of shares (excluding preference shares) or securities giving the right to subscribe for shares of the Company, reserved to employees who are members of the Company's savings scheme;

        2–
        resolves to cancel in favour of the employees who are members of the Company's savings scheme referred to in paragraph 1 above, the shareholders' preferential right to subscribe for shares and securities giving the right to subscribe for shares or debt securities of the Company that may be issued pursuant to this delegation of authority;

        3–
        acknowledges that the issue, pursuant to this delegation of authority, of securities giving the right to subscribe for shares results ipso jure in the waiver by the shareholders of their preferential right to subscribe for those shares, this waiver being in favour of the holders of those securities;

        4–
        resolves that the delegation of authority granted by this resolution shall expire eighteen (18) after the date of this General Meeting;

        5–
        resolves that the maximum nominal aggregate amount of the issues that may be decided by the Gérant pursuant to the delegation of authority granted by this resolution is € one (1) million, provided that this cap shall be independent of the other cap set out in the seventeenth resolution above and that the subscription price of the shares issued pursuant to this delegation of authority shall be equal to the average share price of the Company during the 20 trading days prior to the date on which the opening date for the subscription is determined in accordance with article L. 443-5 of the French Labour Code;

        6–
        grants the Gérant, subject to the limits and conditions set out in this resolution, full power to implement this delegation of authority, and in particular to determine the terms of the share capital increase referred to in this resolution, the price of the shares to be issued in accordance with paragraph 5 above, the terms on which in accordance with applicable law the employees of the Company may participate in the capital increase, the dates on which the subscription period starts and ends, the terms on which the shares to be issued are paid up, the number of shares to be issued and the record date, to certify the unconditional completion of the share capital increase(s) and to amend the by-laws of the Company accordingly, and more generally to take all steps and satisfy all formalities required by the share capital increase authorised pursuant to this resolution in accordance with applicable law;

        7–
        acknowledges that the delegation of authority granted by this resolution may only be used during a takeover offer period for the Company's securities if this use is made in the ordinary course of the Company's business and its implementation is not liable to cause the offer to fail;

        8–
        acknowledges that, in accordance with articles L. 225-100 and L. 225-129-5 of the French Commercial Code, the Gérant shall in the event that it uses this delegation of authority report on that use to the next Ordinary General Meeting.

        NINETEENTH RESOLUTION

        Issuance of stock option in favour of employees

        The General Meeting,

        voting as an extraordinary general meeting,

        after having noted the special report of the Gérant, the special report of the Supervisory Board and the special report of the statutory auditors, and after having acknowledged that, as of today, the Gérant has not used the authorisation granted under the Sixteenth Resolution of the Combined General Meeting of May 5, 2003,

        1–
        resolves to cancel the authorisation granted under the Sixteenth Resolution of the Combined General Meeting of May 5, 2003;

        2–
        authorises the Gérant pursuant to articles L. 225-177 et seq. of the French Commercial Code to grant to employees and directors of the Company and companies or economic interest groups referred to in article L. 225-180 of the French Commercial Code, on one or more occasions, options giving the right either to subscribe for new shares in the Company to be issued through a share capital increase, or to purchase existing shares purchased by the Company, it being provided that all the options granted pursuant to this authorisation shall not give rights to a total number of shares representing more than 5% of the share capital of the Company after completion of the share capital increase referred to in the seventeenth resolution above;

        3–
        resolves that this authorisation is granted for a period of thirty-eight (38) months as from this meeting, and shall include in favour of the beneficiaries of such options an express waiver by the shareholders of their preferential rights of subscription for shares which may be issued as and when the options are exercised;

        4–
        resolves that the subscription or purchase price of the shares shall be determined by the Gérant upon the date on which the option is granted, within the limits of applicable law as at this date, it being provided that in any case, the exercise price calculated on the date of the grant of the options may not be lower than the average share price of the Company during the 20 trading days prior to that date. In addition, regarding the options to purchase shares held by the Company, the price may not be lower than the average purchase price of such shares;

        5–
        resolves that these prices may not be amended, except in the circumstances set out by law, as a result of financial transactions or transactions related to securities. Therefore, the Gérant shall, in accordance with applicable regulations, adjust the number and the price of the shares included in the options granted to take account of the effect of such transactions;

        6–
        resolves that the option exercise period shall be determined in accordance with applicable law as at the date of granting of the options and shall not exceed eight (8) years;

        7–
        grants full authority to the Gérant within the limits referred to above:

        –
        to determine the terms and conditions of the stock options plan(s) as well as the conditions under which the options shall be granted, which may include clauses which prohibit the immediate resale of all or part of the shares, although the mandatory period for holding the shares must not exceed three (3) years from the exercise of the option;

        –
        to determine the period of time subsequent to the granting of options after the expiration of which the options may be exercised, in whole or in part;

        –
        to determine, in particular, the date(s) for completion;

        –
        to draw up a list of beneficiaries of the options;

        –
        to carry out, either itself or through an agent, all acts and formalities necessary to complete the share capital increase(s) which may be made by virtue of the authorisation granted by this resolution;

        –
        to carry out all formalities in relation to the consequent amendments to the by-laws and, in general, to do anything that may be necessary in order to give effect to this resolution.

        TWENTIETH RESOLUTION

        Powers to effect formalities

        Full powers are given to the bearer of a copy or extract of the minutes of this meeting in order to publish or file or perform any other formalities prescribed by law.

Euro Disney S.C.A.
Management Report on the Financial Statements
Fiscal Year ended September 30, 2004

        INTRODUCTION

        Financial Restructuring and Development Strategy

        The close of fiscal year 2004 brought an agreement on a comprehensive restructuring (the "Restructuring") of the financial obligations of Euro Disney S.C.A. (the "Company") and its consolidated subsidiaries (the "Group"). The Company signed a Memorandum of Agreement with its lenders and The Walt Disney Company ("TWDC") on a restructuring of the Group's financial obligations that, once implemented, will provide new cash resources, defer cash payment obligations and give the Group the flexibility to invest in new attractions and continue the development of the Disneyland Resort Paris (the "Resort") and its surrounding areas. Implementation of the Restructuring is subject to certain conditions, including the completion by March 31, 2005 of a share capital increase, through an equity rights offering, with gross proceeds of at least € 250 million (before deducting underwriting commissions and other costs).

        By reaching agreement on the Restructuring, the Group has the opportunity to pursue a strategy designed to attract new theme park visitors and hotel guests, and to increase repeat visitation by enhancing guest satisfaction and value perception. Coupled with what management hopes will be a strong rebound in the short break and theme park markets in Europe, the Group believes that its development strategy has the potential to increase its revenues and improve its financial performance. Over the next several years, the Group intends to:

        •
        invest in major new attractions in the theme parks, primarily the Walt Disney Studios Park, providing major new attendance draws in fiscal years 2006, 2007 and 2008,

        •
        make additional investments to enhance existing assets, including important short-term improvements during the period of construction of the new attractions, featuring an upgrade and relaunch of Space Mountain in fiscal year 2005,

        •
        implement an integrated marketing and sales strategy, including leveraging new channels, to attract first-time visitors in core countries, and

        •
        add new seasonal attractions and events to improve visitation rates during off-peak periods and to take advantage of special event opportunities.

        The Group's development strategy and its financial implications are described in more detail below. See "Restructuring, Development Strategy and Outlook". The terms of the Restructuring and its impact on the Group are described in a special report. See Item IX "Management Report on the Proposed Contribution of Assets and Related Amendments to the Company's By-Laws".

        The Restructuring includes a legal reorganisation consisting of the contribution of substantially all of the Company's assets, liabilities and off-balance sheet commitments to Euro Disney Associés S.C.A. ("EDA"), a TWDC affiliate, in return for an 82% controlling equity interest (TWDC will hold the remainder). This contribution will have a significant impact on the unconsolidated Company financial statements, which will reflect a non-cash exceptional loss of € 775 million in fiscal year 2005 at the moment of the transfer. This exceptional loss represents the difference between the net book value of the assets and liabilities transferred to EDA and the fair value of the investment in EDA per the contribution agreement signed on September 30, 2004. The loss results primarily from off-balance sheet lease commitments that under statutory accounting principles are not recorded in the Company's financial statements, but due to the transfer must be taken into account in the fair value of the contribution. Following this transaction, the Company will become a holding whose principal asset will be its investment in EDA.

        In preparing the financial statements, the Company has used the going-concern assumption based on management's belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

        OPERATING STATISTICS

        The following table provides information regarding the key operating indicators of the Group:

	Theme Parks(1)		Hotels

Fiscal years	Total guests (in millions)(2)	Spending per guest(3)	Occupancy rate(4)	Spending per room(5)

2004	12.4	€ 42.7	80.5%	€ 186.6
2003	12.4	€ 40.7	85.1%	€ 183.5
2002	13.1	€ 40.1	88.2%	€ 175.1
2001	12.2	€ 38.9	86.0%	€ 168.6
2000	12.0	€ 38.1	82.9%	€ 165.4
          (1)
          Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.
          (2)
          Theme Park attendance is recorded on a "first click" basis, meaning that a person visiting both parks in a single day is counted as only one visitor.
          (3)
          Average daily admission price and spending for food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.
          (4)
          Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
          (5)
          Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

        FISCAL YEAR 2004 FINANCIAL RESULTS

        Financial information related to the Group is provided in the Management Report on the Group activities. Financial information described below relates exclusively to the unconsolidated Company.

        Revenues

        Revenues of the Company were generated from the following sources:

	Year ended September 30,		Variation
(€ in millions)	2004	2003	Amount	Percent

Theme Parks	531.3	508.5	22.8	5
Real Estate Development Activities	1.9	4.7	(2.8)	(60)
Services to subsidiaries and other revenues	418.1	424.7	(6.6)	(2)
Other	88.0	44.2	43.8	99
Total Revenues	1,039.3	982.1	57.2	6

        Theme park revenues increased 5% to € 531.3 million in fiscal year 2004 from € 508.5 million in the prior year as a result of higher per guest spending, coupled with stable attendance. The higher spending levels reflected three principal factors: an increase in average park admissions prices, the introduction of the "park hopper" ticket (which permits guests to visit both theme parks for a single price that is €9 higher than the single park price) and the elimination of low season reduced admission pricing. Merchandise and food and beverage revenues in the Theme Parks also increased.

        Real Estate Development revenues decreased from the prior year, as planned. Real Estate Development revenues in fiscal year 2004 related primarily to ground lease income and fees earned related to conceptualisation and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on Disneyland Resort Paris site for development. Given the successful completion of most of the additional hotel capacity projects in fiscal year 2003, the decrease reflected this planned reduction in development activity.

        Services to subsidiaries and other revenues consist principally of billings of operating expenses incurred by the Company on behalf of subsidiaries, revenues of the Disneyland Hotel and Davy Crockett Ranch and participant fees. These revenues were stable compared to last year, decreasing 2% to € 418.1 million in fiscal year 2004 from € 424.7 million in fiscal year 2003 mainly due to a decrease in the operating costs incurred by the Company on behalf of EDL Hotels S.C.A. and by decrease in participant fees.

        Other revenues consists in the capitalisation of project costs, reversals of provisions and reserves and transfers of costs to exceptional charges or deferred charges. Other revenues increased to € 88.0 million in fiscal year 2004 from € 44.2 million in fiscal year 2003, primarily due to higher reversals of provisions and reserves (€ 40.4 million in fiscal year 2004 relating primarily to the transfer to debt of the guarantee given to the Departement of Seine-et-Marne and the cost of major fixed asset renovation operated by the Company compared to € 12.0 million in the prior year) and higher transfers of costs to exceptional charges (€ 11.9 million in fiscal year 2004 relating primarily to restructuring costs compared to € 1.3 million in the prior year).

        Costs and Expenses

        Costs and expenses increased from € 1,101.8 million in fiscal year 2003 to € 1,165.8 million in fiscal year 2004, reflecting higher royalties and management fees and higher lease rental expense.

        The Company's costs and expenses consist primarily of its operating costs, which include wages and employee benefits, cost of sales for merchandise and food and beverage, utilities, maintenance, renovation expenses, insurance, operating taxes, depreciation and amortisation, royalties and management fees and lease expenses.

        "Services and Other" amounts to € 514.3 million in fiscal year 2004 compared to € 451.4 million in the prior year. This increase is primarily due to the expense relating to the guarantee given to the Departement of Seine-et-Marne (€ 22.5 million) initially booked as a provision for risks and charges, the restructuring costs which are transferred to exceptional charges or deferred charges (€ 15.4 million) and higher lease expense (+€ 11.1 million), external labor costs (+€ 6.8 million) and costs of major fixed asset renovations (+€ 4.1 million).

        The Company incurs significant lease expense under its Disneyland Park and the Additional Capacity Disneyland Park Assets leases. Lease rental expense increased € 11.1 million to € 154.0 million from € 142.9 million in the prior year and is included in the caption, "Costs and Expenses – Services and other costs". Payments under the Disneyland Park Phase IA lease approximate the relate debt service payments of the Phase IA Financing Company. These debt service payments fluctuate with variable interest rates and interest, as well as the timing of principal repayments made by the Phase IA Financing Company.

        During fiscal years 2004 and 2003, the component of lease rental expense related to the Phase IA Financing Company's loan repayments was € 81.2 million and € 67.6 million, respectively. For fiscal years 2005 and 2006, equivalent amounts are scheduled to increase to € 96.3 million and € 114.9 million, respectively. Of these amounts, third party loan principal repayments (requiring a net cash flow from the Company) were € 28.9 million in fiscal year 2004 and will be € 38.0 million and € 45.5 million in fiscal years 2005 and 2006, respectively.

        "Provisions" amounts to € 25.9 million in fiscal year 2004 compared to € 67.8 million in the prior year. This decrease results from the impact, in fiscal year 2003, of the initial provision for major fixed asset renovation expenditures due to a change in accounting principle in effect as of October 1, 2002. Provisions for major fixed asset renovations was € 18.0 million for fiscal year 2004 and € 59.1 million for the prior year.

        Royalties paid to TWDC and the base management fees paid to the Management Company are recorded in the caption, "Costs and Expenses – other" and amounted to € 57.6 million, € 49.6 million higher than the previous year, reflecting the October 1, 2004 (first day of fiscal year 2004) resumption of royalties at full rates and management fees subsequent to the waiver by TWDC of these fees for the last three quarters of fiscal year 2003. In fiscal year 2004, royalties totalled € 47.2 million after reinstatement to full contractual rates (fiscal years 1999 through 2003 rates were reduced to half of their original levels as a result of the 1994 financial restructuring). The fiscal year 2004 charge reflects the accrual of the royalties and management fees for the year, although under the terms of the Restructuring, cash payment will not be made until the Restructuring is fully implemented, which is scheduled to occur by March 31, 2005.

        Loss from Operations

        Loss from operations amounted to € 126.5 million in fiscal year 2004 compared to a loss from operations of € 119.7 million in fiscal year 2003, reflecting primarily higher royalties and base management fees and increased lease rental expense, partially offset by an increase in theme park revenues and a decrease in provisions for major fixed asset renovations.

        Net Financial Income (Loss)

        Financial income is principally composed of interest earned on long term loans provided to Euro Disneyland S.N.C. and EDL Hôtels S.C.A., interest income on cash and short-term investments, gains arising from foreign currency transactions, interest capitalised on projects and reversals of financial accruals.

        Financial expense is principally composed of interest charges on long-term borrowings, losses arising from foreign currency exchange transactions and interest rate hedging transactions.

        Net financial charges totalled € 4.6 million in fiscal year compared to € 8.1 million in the prior year. This decrease resulted primarily from:

        •
        Decreased interest based expenses of € 3.4 million primarily as a result of lower variable interest rates, partially offset by the resumption of full interest charges following the end of the interest forgiveness provisions of the 1994 financial restructuring as of September 30, 2003.

        •
        Higher interest earned on long-term loans provided to the Phase IA Financing Company and EDL Hôtels S.C.A. (€ 0.4 million) reflecting the October 1, 2004 resumption of interest at full contractual rates partially offset by lower variable interest rates.

        Exceptional Income (Loss), net

        The fiscal year 2004 exceptional loss of € 12.4 million mainly includes € 12.6 million of fees and expenses incurred in connection with the Restructuring negotiations.

        Exceptional income totalled € 12.5 million in fiscal year 2003. The Company sold three apartment developments used to provide housing to employees within close proximity to the site. The transaction generated € 34.1 million in net sale proceeds and a gain of € 11.0 million. The Company continues to operate the apartment developments under leases with the buyers.

        Income Tax Credit

        The Company has elected to file consolidated income tax returns for itself and all wholly owned subsidiaries (the "Tax Group") and to pay all taxes related to the Tax Group. Effective October 1, 1994, a tax agreement was signed which provides that tax benefits will be recovered from the related subsidiaries.

        The tax benefits recoverable from the subsidiaries amounted to € 2.6 million in fiscal year 2004 compared to € 5.1 million in fiscal year 2003. Income expense for corresponding amounts were recorded in the financial statements of the related subsidiaries.

        CAPITAL INVESTMENT, LIQUIDITY AND FINANCING

        Capital Investment

(€ in millions)	2004	2003	2002

Resort segment	24.9	17.6	265.6
Real estate development segment	0.1	1.8	7.1
	25.0	19.4	272.7

        Fiscal year 2004 Resort segment capital expenditures included primarily the costs of developing and staging the new Legend of The Lion King stage show, which is presented several times daily on the Videopolis stage in the Disneyland Park, improvements to the Halloween and Christmas festivals and various other improvements to the existing asset base.

        Fiscal year 2003 capital expenditures for the Resort related primarily to completion of the Fantillusion parade, which had its debut at Disneyland Park this year, and various improvements to the existing asset base. Investments in the Real Estate Development represent the purchase of land that the Company has subsequently leased to third-parties under long-term ground leases.

        Effective from October 1, 2002 (the first day of fiscal year 2003), the Group adopted new accounting rules related to major fixed asset renovations. As a result, major fixed asset renovations that were previously capitalised as incurred and amortised over a five-year period are now accrued in advance on a straight-line basis during the period between planned renovations.

        Debt

        The Company's principal indebtedness (excluding accrued interest) decreased to € 780.4 million as of September 30, 2004 compared to € 782.1 million as of September 30, 2003 primarily as a result of € 24.2 million of principal repayments, partially offset by € 22.5 million of new drawings on the € 167.7 million TWDC credit facility.

        Adding the portion of the Company's lease payments that represent the Phase IA Financing Company's principal repayments to Company's above principal repayments, Company paid a total of € 40.4 million and € 52.9 million of principal in fiscal years 2003 and 2004, respectively (net of principal payments the Company receives from the subordinated loan the Company made to the Phase IA Financing Company). On the same basis, the Company will be required to pay € 67.6 million (excluding the TWDC credit facility) and € 59.3 million of net principal in fiscal years 2005 and 2006, respectively.

        The Company's debt agreements include covenants with respect to its financing arrangements. These covenants include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial thresholds. The Company has received successive waivers of certain of these covenants for the fiscal year 2003 and 2004 reporting periods, which will remain in effect until the effective date of the Restructuring. These covenants are being renegotiated in connection with the Restructuring.

        Liquidity

        As of September 30, 2004, cash and short-term investments totalled € 75.8 million, an increase of € 35.8 million from the prior year end balance, primarily as a result of changes in working capital, partially offset by lower net results.

        Based upon available cash and short-term investments and additional resources made available in accordance with the approved transition measures of the Restructuring, including a new line of credit from TWDC in the amount of € 150 million, management believes the Company will have in the normal course of business the resources necessary to meet funding requirements arising until the Restructuring is fully implemented which is scheduled to occur no later than March 31, 2005. Absent implementation of the Restructuring or an alternative agreement with lenders within the following 30 day period after March 31, 2005, management believes the Company would then be unable to meet all of its debt obligations.

        Equity

        Shareholders' equity increased to € 1,176.5 million at September 30, 2004 from € 1,165.4 million at September 30, 2003, as a result of the conversion of ORAs into 26.7 million new shares (+€ 0.3 million) and share premium (+€ 152.2 million), partially offset by the net loss for fiscal year 2004.

        As of September 30, 2004, TWDC, through indirect wholly-owned subsidiaries, held 40.6% of the Company's shares and approximately 15.9% of the Company's shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family. No other shareholder has indicated to the Company that it holds more than 5% of the share capital of the Company. No dividend allocation is proposed with respect to fiscal year 2004, and no dividends were paid with respect to fiscal years 2003, 2002 and 2001.

        Market Risk and Financial Instruments

        The Company is exposed to the impact of interest and foreign currency exchange rate changes. In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in interest and foreign currency exchange rates using primarily swaps and forward rate agreements. It is the Company's policy to enter into interest and foreign currency rate transactions only to the extent considered necessary to meet our objectives. The Company does not enter into interest and foreign currency rate transactions for speculative purposes.

        The Company has significant variable rate short-term investments, long-term receivables and debt. It also has interest rate risk associated with lease obligations, as amounts due under these contracts are tied to variable interest rates. With respect to these interest rate sensitive instruments and obligations, a hypothetical 10% increase in interest rates, as of September 30, 2004 and 2003, would have a € 1.0 million and € 0.4 million, respectively, unfavourable impact on our near-term annual cash flows. This amount excludes the positive cash flow impact such a change in interest rates would have on short-term investment income.

        The Company's exposure to foreign currency risk relates primarily from British pound denominated sales and U.S. dollar denominated purchases. The Company primarily utilises foreign exchange forward contracts to hedge these expenditures. With respect to these foreign exchange rate sensitive instruments, a hypothetical 10% adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2004 and 2003 would result in a € 1.1 million and € 6.9 million decrease in their market value, respectively. No amount of this decrease would impact earnings since the loss on these instruments would be offset by an equal gain on the underlying exposure being hedged.

        Management Compensation and Corporate Positions and Directorships Held

        See Item XIV "Mandates of the Members of the Supervisory Board", which is incorporated herein by reference.

        Human Resources and Environmental Activities

        See Exhibit 1

        RESTRUCTURING, DEVELOPMENT STRATEGY AND OUTLOOK

        Restructuring

        The Restructuring is an important step to the restoration of the Group's liquidity, a condition necessary to permit the Group to pursue its development strategy, outlined below. Once implemented, the Restructuring will:

        –
        provide the Group with new cash resources, with a new € 150.0 million credit line from TWDC (which will be reduced to € 100 million after September 30, 2009) and a share capital increase with gross proceeds of at least € 250.0 million (before deducting underwriting commissions and other costs);

        –
        convert the Group's existing credit line with TWDC (under which € 110 million will be outstanding when the Restructuring is implemented) into subordinated long-term debt;

        –
        eliminate certain of the Group's cash payment obligations in respect of its borrowings, and defer certain of the Group's other cash payment obligations in respect of its borrowings and royalty and management fee obligations, partially on an unconditional basis and partially on a conditional basis (based on the Group's EBITDA, adjusted for certain items), allowing the Group to reduce the impact of business cycles on its cash obligations;

        –
        increase the interest rate on approximately € 450 million of the Group's debt by approximately 2 percentage points per annum;

        –
        permit the Company to avoid paying € 292.1 million (plus € 16 million of interest) to Euro Disney Associés S.C.A. ("EDA"), a TWDC affiliate, to exercise the Company's option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company's assets and liabilities to EDA (TWDC will indirectly hold the remaining 18% of EDA); and

        –
        allow the Group to implement a € 240.0 million investment plan and to increase annual expenditure on the maintenance and improvement of the existing asset base.

        The Restructuring (including its cash impact) is described in more detail in Item IX "Management Report on the Proposed Contribution of Assets and Related Amendments to the Company's By-laws", of which the introduction and chapter I are incorporated herein by reference.

        Development Strategy

        By reaching agreement on the Restructuring, the Group has the opportunity to pursue a strategy designed to attract new theme park visitors and hotel guests, and to increase repeat visitation by enhancing guest satisfaction and value perception. Coupled with what management hopes will be a strong rebound in the short break and theme park markets in Europe, the Group believes that its development strategy has the potential to increase its revenues and improve its financial performance.

        The Group has designed its development strategy to take advantage of what management believes are significant opportunities to attract and retain visitors. The Group's market research shows that guest satisfaction levels at the theme parks are very high – in recent surveys, guests indicating that they were "completely satisfied" or "very satisfied" represented over 80% of the guests surveyed at the Disneyland Park, and over 70% at the Walt Disney Studios Park (a differential consistent with second parks in other Disney resorts). Market research also indicates that there are substantial numbers of European families that have never visited the Resort, but have indicated that they might like to do so in the future.

        The Group's strategy to take advantage of this opportunity includes the construction of three major new attractions scheduled to open in fiscal years 2006, 2007 and 2008, and the enhancement of existing attractions and the magical atmosphere of the theme parks. The enhancements will include significant short-term improvements designed to attract new visitors while the new attractions are being constructed, most prominently the upgrade and relaunch of Space Mountain in fiscal year 2005. The principal elements of the Group's development strategy are the following:

        •
        Revitalise the Disneyland Park Experience

        With the increase in ongoing capital expenditure authorisation provided by the Restructuring, the Group will reinvigorate its long-standing policy of continually upgrading Disneyland Park, starting with the fiscal year 2005 upgrade and relaunch of Space Mountain, creating a completely new experience in order to provide its visitors with a new twist on this already popular roller coaster ride. The Group also plans to introduce new children's attractions to further penetrate its core market. In addition to these major attractions, the Group will continue its ongoing efforts to enhance guest satisfaction, focusing on overall quality and waiting times, improved food and beverage experience and increased merchandising innovation.

        •
        Enhance the Walt Disney Studios Park Experience

        The Group intends to increase the appeal of the Walt Disney Studios Park to young children and their families. This will make the park more attractive to the Group's core customer base and should encourage more visitors to take advantage of the "Park Hopper" ticket. The Group also plans to construct certain of the major new attractions at Walt Disney Studios Park, enhancing the overall attractiveness of the park.

        •
        Expand Seasonal Events and Popular Shows

        Although the Group's business is seasonal, the Group has successfully employed a strategy to reduce the impact of seasonality through the staging of special promotional events in the off-peak season. The Group intends to add to its popular Halloween and Christmas events with new seasonal features that will include a "Magic Unlimited" season in January (allowing repeat rides without waiting in line), a Kids Carnival season and an Easter season. The Group also intends to continue the Legend of the Lion King show, which proved to be highly popular when it was introduced in June 2004.

        The Group intends to capitalize on major events with promotional campaigns designed to maximize the number of visitors. For example, in fiscal year 2005, the Group will implement a promotional campaign around the re-launch of Space Mountain, expected to occur in the spring at the beginning of the high season. The Group plans to mark the 50th anniversary of the original Disneyland in California with a fireworks celebration during the summer of 2005.

        •
        Focus on Disney Hotel Differentiation

        The Group intends to focus visitors on the attractiveness of its own on-site hotels in order to meet the short-term challenges presented by the opening of the new on-site hotels operated by third-parties in fiscal years 2003 and 2004. Its marketing effort will highlight the proximity of its hotels to the theme parks and special attractions such as character breakfasts. In addition, the Group has determined that the prospective balance between the theme park and hotel price components of its travel packages shall give more weight to the ticket prices, and it intends to modify its policy to achieve a better competitive equilibrium and to improve the attractiveness of the Disney hotels in packages booked through tour operators.

        •
        Focus Sales and Marketing on First-Time Visitors and New Channels

        The Group will implement sales and marketing efforts designed specifically to encourage attendance by the first-time visitor, taking advantage of the large untapped population base in Europe discussed above. The marketing effort will include a new communication strategy that will familiarize European visitors with the theme park experience, while differentiating the Disneyland Resort Paris experience. The Group also intends to take advantage of new distribution channels to attract both first-time visitors and repeat customers, by establishing relationships with low-cost airlines and internet travel sites, as well as developing "call to actions" to trigger bookings when marketable news is released (for example, the re-launch of Space Mountain).

        Outlook

        The Group believes that the implementation of its development strategy and the improved financial flexibility from the Restructuring give it a significant opportunity to improve its financial performance, in what will hopefully be a stronger European travel and tourism market.

        As a result of the Restructuring, the Group will benefit from a substantial improvement in its cash position. In addition, the Group's strategy to increase the number of visitors is intended to boost revenues, which should result in increased EBITDA margin in the medium term. At the same time, the combined effect of full royalties, management fees and interest expense (which will continue to accrue despite being partially deferred on a cash basis) and depreciation and amortisation resulting from the consolidation of the Financing Companies will continue to affect operating margin and net income. The Group anticipates that it will record net losses for at least the next several years.

        In fiscal year 2005, management is seeking to achieve attendance growth. It believes that its seasonal events and new opportunities, such as the re-launch of Space Mountain and a new fireworks show celebrating the 50th anniversary of Disneyland in California, provide an opportunity to increase attendance, although attendance in the first half of fiscal year 2005 might be somewhat adversely impacted by the closure of Space Mountain in order to perform the necessary improvements, currently planned from January to March of 2005. The Group hopes to improve occupancy at its hotels by capturing a larger share of total visitors. It expects that per guest spending at the theme parks will increase as a result of regular admission price increases and the re-balancing of hotel package pricing. The re-balancing, which will not affect the overall package pricing of visitors to the Group's hotels, will attribute more of package prices to theme park attendance and less to overnight stays at the hotels.

        The Group's targeted revenue growth in fiscal year 2005, if it is achieved, will be used partially to cover an anticipated increase in operating expenses resulting primarily from increased labour expenses due to an increase in the French minimum wage and reduction of subsidies related to the adoption of the 35-hour work week. The Group will also seek to control marketing and sales expenses in order to meet its objective of maintaining EBITDA margins at approximately the same level as in fiscal year 2004.

        The Group's development strategy will result in part of the Group's increased cash resources being devoted to increased capital expenditures and spending on major asset renovations. In fiscal year 2005, the Group expects to record a substantial increase in capital expenditures, which could total approximately € 130.0 million based on the Group's current budget (compared to € 29.3 million in fiscal year 2004). The increase will result mainly from the relaunch of Space Mountain, the initial phase of the construction of new attractions and planned improvements in the magical atmosphere of the theme parks. The Group anticipates significant, but somewhat lower, spending in fiscal years 2006 and 2007. Afterwards, capital expenditures will be focused mainly on continued enhancements at the theme parks and the hotels.

        The information, assumptions and estimates that the Group has used to determine its objectives are subject to change or modification due to economic, financial and competitive uncertainties. In particular, attendance could be affected by a number of factors, some of which are beyond the Group's control, including the state of the European travel and tourism industry (including the potential impact of increased oil prices), geopolitical considerations, factors affecting the French tourism market (such as weather conditions and the overall economy), the perceived attractiveness of the Resort compared to other travel destinations, and whether the Group is successful in implementing its Development Strategy and achieving the objectives of that strategy. Accordingly, the Group cannot give any assurance as to whether it will achieve the objectives described in this section, and it makes no commitment or undertaking to update or otherwise revise this information.

        Chessy, November 8, 2004

        Euro Disney S.A.S., Gérant
        André Lacroix, Chairman and Chief Executive Officer

Exhibit 1
Human Resources and
Environmental Activities

        Human Resources Information

        This report is based on the social data issued by the Company and Euro Disney S.A.S. and is consistent with data produced for French social requirements ("Bilan Social").

        In partnership with local authorities, Euro Disney assumes an active part in the economic development of Ile de France region. Euro Disney is the largest employer in the Department of Seine-et-Marne and has generated more than 43,000 jobs (directly and indirectly). More than 80% of the employees working on the site live in the area.

        The National Collective Bargaining Agreement of the French Amusement Parks ("Branche des Espaces de Loisirs, d'Attractions et Culturels") is applicable to the Company, according to an agreement signed April 26, 2001, with six trade unions out of the seven represented in the Company. The Company complies with all information and consultation requirements with respect to the unions and representatives of the employees.

        Data concerning our human resource management is presented below:

Total employees as of September 30, 2004	11,857 employees, including 10,802 permanent contracts, 926 fixed-term contracts and 129 temporary contracts

Hirings (annual average)(1)	Permanent contracts: 2,526 employees Fixed-term contracts: 3,766 employees Temporary: 1,700 employees

Problems in recruiting	Regarding the activity on the resort, the major problems in recruiting employees are:
• Availability of employees for certain jobs (night shift, work on weekends and public holidays),
• Linguistic competence of employees.

Dismissal reasons	Real and serious cause: 100 employees Professional misconduct: 267 employees Other: None

Overtime	122,955 overtime hours during fiscal year 2004.

Temporary work	During fiscal year 2004, € 9.7 million paid to the temporary employment agencies.

Working hours	For the 10,802 permanents contracts, working hours can be split as follows:
• Full-time, 35 hours: 9,821 employees
• Contracts for less than 16 hours: 548 employees
• Contracts between 16 and 28 hours: 165 employees
• Contracts more than 28 hours and less than 35: 268 employees.

Absenteeism	The main reasons for absenteeism are:
• Illness: 25%
• Occupational or work-related travel accidents: 5%
• Maternity leave: 5%
• Authorized leave: 2%
• Paid and unpaid holidays: 47%
• Other reasons (including days off relating to the 35 hour-week): 16%

Annual wage increase	The average wage increase for fiscal year 2004 is 5.31%. A supplemental profit sharing plan has been signed on March 21st, 2002.

Payroll Taxes	Average payroll tax rate paid by the Company was approximately 40% and 41% of the gross salaries during fiscal years 2004 and 2003, respectively.

Equity in the workplace (equal opportunities)	The total labour force under permanent contracts can be broken down as follows:
• Women: 45%
• Men: 55%

Relations with Trade Unions and collective agreements	34 meetings of the Workers Council and 179 meetings of the Staff Representatives were held during fiscal year 2004. Major agreements signed during the year were:
• Company-wide agreement on the renovation of labour relations at Euro Disney S.A.S./S.C.A. and ED Spectacles.

Health and safety conditions	Since 1997, Disneyland Resort Paris has chosen to develop a global and integrated strategy within an internal Quality -Health, Safety and Working Conditions – Environnement chart.
The social security contribution rate for accident at work is 1.79% for Euro Disney S.C.A. and 1% for Euro Disney SA.
106 meetings of the Health and Safety council called "CHSCT" have been held during fiscal year 2004.

Training program	An internal university provides permanent training for all employees in matters of service and entertainment. To enhance the diversity of skills, training classes range from stress management to more specific subjects such as the welcoming of guests "Disney Style". We are continually seeking to enhance our image as a "teaching" company, recognised for outstanding training techniques.

Work and training program for disabled employees	Euro Disney employs a total of 291 disabled workers and 15 of which have been hired during 2004. Moreover, Euro Disney obtained, in 2004, the certificate "Tourisme & Handicap". Disneyland Resort Paris is the only French site that qualifying this distinction for the following handicaps: physical, mental, auditory and visual.

Community relations	The Works Council budget is equal to 0.73% of the total gross salaries paid by the Company.
The Company is engaged in a sponsorship program, children in need, that includes three major programs: hospital visit by Disney characters, the Children's Wishes program that allows seriously ill children to spend time at Disneyland Resort Paris, and the actions of the Volunteers' Club.
In addition, the Company supports some charity associations through its collection and donation programs.

Subcontracting	The main subcontracting agreements relate to:
• Security,
• Room cleaning,
• Maintenance of green spaces.

          (1)
          The number of hirings corresponding to the number of person who have signed at least one employment contract during the period.

        Environmental Information

        From the beginning, Disneyland Resort Paris commitment to environment matters is illustrated by the diversity and the abundance of vegetal species on the Resort, as well as our high standards of cleanliness.

        This focus results from the involvement of employees whose daily responsibilities at the Resort are characterized by the Company's spirit of "Environmentality", which is a way of thinking, acting and operating with a constant care for environment.

        Environmental data for Disneyland Resort Paris activity are as follows:

Water and energy consumption(1)	In October 1997 a management program was set up for utilities with the aim of achieving the control and economy of water, electricity and natural gas with respect to the product and quality of Disney services. This program has permitted a significant reduction in energy consumption over the last seven years.
Energy consumption	2002	2003	2004
Water (Km3/year)	2,293	2,162	1,979
Electricity (MWH/year)	196,398	196,229	196,848
Gas (MWH/year)	112,703	108,150	107,013

Consumption of raw materials	The creation of an approval committee (consisting of 5 members) for chemical products in 1994 has approved 1,073 products (65 in the current year). One of the major objectives of this committee is to promote the selection of substitute products, which are less toxic and/or less dangerous for health and environment.

Soil use	Since 1987, the development project consists in bringing more vegetation on the site and putting phone and electricity cables underground. Our horticulture department uses environmentally friendly products to the extent possible, and privileges those which protect pollen producing plants.

Soil contamination	Resort activities do not generate risks of soil contamination.

Wastewater	From the outset, the quality of the water in Disneyland resort is tested and controlled regularly. A group, especially dedicated to follow water quality with the help of an internal laboratory equipped for self-control, allowed the Company to process to more than 22,000 tests in 2004 with the aim of following and improving water quality in swimming pools, ornamental lakes and waste waters. Preventive measures have been implemented to limit consequences of accidental water pollution at the Resort.

Air quality	Heat for the two parks and Disneyland Hotel is generated using natural gas. In year 2003, the atmospheric emissions calculated on a correlation base were equal to 0.077 tone of oxide sulphur (SO2) and other sulphur-based composite and 1.742 tons of oxide nitrogen (No2).

Noise pollution	Because Disneyland Resort Paris provides Magic 365 days per year, some spectacles may produce noise pollution for persons living near the resort. Specific measures have been issued in order to take into account noise pollution.

Odors	Resort activities do not generate any unpleasant odors.

Waste(1)	The annual waste production for the site reached 16,952 metric tons in fiscal year 2004. Nearly 250 activities and 800 jobs are performed on the site, producing numerous waste materials to manage:
• Non-hazardous industrial waste and household and similar waste totalled 15,575 metric tons for 2004,
• For hazardous industrial waste a separate collection and sort is done. Waste production amounted to 224 metric tons for 2004,
• Gardens waste produced by landscaping maintenance totalled 1,153 metric tons.

Preventive measures for energy improvement and renewable energies	In order to improve the environmental management which is based on a global and substainable development strategy, the Company has decided to favour efficient energy sources and renewable energy for news projects.

Assessment or certification processes	Disneyland Resort Paris has developped an Environmental Management System based on ISO 14001 certification, integrated within a global strategy of Quality – Health, Safety and Working Conditions – Environnement chart. The goals of this global approach are to ensure security to visitors, workers, patrimony and environment.

Environmental expenditures	In addition to the operating expenses incurred by our environmental teams, the Company regularly invests in the equipment necessary to support its environmental program.

Environmental organisation	A Methods and Quality dedicated department exists whose aim is to develop an environment management system integrating the follow-up of listed installations classified for environmental protection, within which eight activities are subjected to a formal approval program and 45 to declarative obligations. A number of internal groups directly concerned with environmental subjects exist (ie Operational Environment, Energy Efficiency) and are involved in the implementation of different programs

Raising the environmental awareness of employees	In addition to training delivered during the year on chemical risks and Heath – Working Conditions, with specific focus on the environment, the Company has set up a new program of internal awareness dedicated to employees.

Provisions and guarantees for environmental risks	No provisions or guarantees for environmental risks are recorded as of September 30, 2004, as no significant environmental risk has been identified.

Amount of environment penalties paid following legal proceedings	No penalty has been paid following legal proceedings in respect to environmental matters. Moreover, there are no legal actions outstanding.

          (1)
          Fiscal year 2004 data includes residences and others renting buildings that were not taken into account in the prior year report. Prior year data in this report has been updated to reflect this change.

Euro Disney S.C.A.
Financial Statements

        BALANCE SHEETS

		September
		2004			2003
(€ in millions)	Notes	Gross	Depreciation and provisions	Net	Net

FIXED ASSETS
Intangible assets	3	92.2	(40.1)	52.1	57.4
Tangible assets	3
Land and secondary infrastructure		246.3	(36.4)	209.9	213.1
Buildings and attractions		675.2	(147.8)	527.4	548.4
Furniture, fixtures and equipment		153.7	(114.7)	39.0	36.5
Other		51.7	(44.3)	7.4	7.9
Construction in progress		21.4	(0.5)	20.9	21.0
Financial assets
Investments	4	308.9	–	308.9	308.9
Loans to subsidiaries	5	126.1	–	126.1	132.9
Other financial assets	6	936.6	–	936.6	978.4

		2,612.1	(383.8)	2,228.3	2,304.5
OTHER ASSETS
Inventories	7	39.6	(3.9)	35.7	35.3
Accounts receivable
Affiliated companies	8	71.1	–	71.1	65.8
Trade receivables	9	33.8	(1.8)	32.0	29.2
Other	10	36.2	(1.2)	35.0	33.7
Prepaid expenses		4.2	–	4.2	1.8
Short-term investments	11	71.7	–	71.7	34.9
Cash		4.1	–	4.1	5.1

		260.7	(6.9)	253.8	205.8
DEFERRED CHARGES	12	53.5	–	53.5	55.1
Total assets		2,926.3	(390.7)	2,535.6	2,565.4

The accompanying notes are an integral part of these financial statements.

        BALANCE SHEETS

		September
(€ in millions)	Notes	2004	2003

SHAREHOLDERS' EQUITY	13
Share capital		10.8	802.5
Share premium		1,235.7	291.4
Legal reserve		16.9	16.9
Retained earnings, beginning of year		53.2	163.4
Current year net loss		(140.9)	(110.2)
Investment grant		0.4	0.6
Accelerated tax depreciation		0.4	0.8

		1,176.5	1,165.4
QUASI-EQUITY	14	–	152.8
PROVISIONS FOR RISKS AND CHARGES	15	68.3	86.8
DEBT AND ACCOUNTS PAYABLE
Other borrowings	16	862.5	843.1
Payables to related companies	17	129.6	52.0
Accounts payable and accrued liabilities	18	124.7	108.2
Payroll and tax liabilities	18	76.9	75.2
Other accruals	18	36.2	22.5

		1,229.9	1,101.0
DEFERRED REVENUES	19	60.9	59.4
Total shareholders' equity and liabilities		2,535.6	2,565.4

The accompanying notes are an integral part of these financial statements.

        STATEMENTS OF INCOME

		Fiscal Year
(€ in millions)	Notes	2004	2003

REVENUES
Sales and services		951.3	937.7
Change in work in progress inventory		–	0.3
Construction of fixed assets		25.8	25.1
Reversals of provisions and reserves and charges deferred		62.2	19.0

		1,039.3	982.1
COSTS AND EXPENSES
Merchandise, other purchases and changes in inventory		115.9	123.0
Services and other		514.3	451.4
Taxes		31.2	28.4
Wages		259.1	265.8
Employee benefits		101.0	94.3
Depreciation		56.3	58.6
Provisions		25.9	67.8
Other		62.1	12.5

		1,165.8	1,101.8
Loss from operations		(126.5)	(119.7)

FINANCIAL INCOME
Interest income		57.9	61.4
Exchange gains		4.1	13.5
Short-term investment income		0.6	0.7
Other		0.3	2.2

		62.9	77.8
FINANCIAL EXPENSE
Interest expense		61.9	70.7
Exchange losses		5.2	15.0
Amortisation and financial provisions		0.4	0.2

		67.5	85.9
Net financial loss		(4.6)	(8.1)

LOSS BEFORE EXCEPTIONAL AND INCOME TAX BENEFIT		(131.1)	(127.8)
EXCEPTIONAL INCOME (LOSS), NET	20	(12.4)	12.5
INCOME TAX BENEFIT	21	2.6	5.1
Net loss		(140.9)	(110.2)

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

        1 DESCRIPTION OF THE BUSINESS AND THE FINANCIAL RESTRUCTURING

        1-1 Description of the Business

        Euro Disney S.C.A. (the "Company") and its wholly-owned subsidiary, EDL Hôtels S.C.A., commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 ("Opening Day"). The Company and EDL Hôtels S.C.A. operate Disneyland Resort Paris, which includes two theme parks (collectively, the "Theme Parks"), Disneyland Park and Walt Disney Studios Park which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Company manages the real estate development and expansion of the related infrastructure of the approximately 2,000 hectares of land encompassing the Disneyland Resort Paris and surrounding areas.

        The Company, a publicly held French company, is 40.6% owned by EDL Holding Company, an indirect, wholly-owned subsidiary of The Walt Disney Company ("TWDC") and managed by Euro Disney S.A.S. (the "Management Company"), an indirect, wholly owned subsidiary of TWDC. The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC.

        Upon a change related to the US accounting regulation, the Company is now consolidated by TWDC, based in Burbank, USA.

        1-2 Disneyland Resort Paris Financing

        The Company and EDL Hôtels S.C.A. own Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and lease substantially all the remaining operating assets as follows:

        Phase IA

        In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the "Phase IA Financing Company") for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company. In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements. Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to Euro Disney Associés S.C.A. ("EDA"), an indirect, wholly-owned affiliate of TWDC, which is in turn sub-leasing those assets to the Company. The Company and its subsidiaries (the "Group") have no ownership interest in the Phase IA Financing Company or EDA.

        Phase IB

        In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre (collectively, the "Phase IB Facilities"). Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the "Phase IB Financing Companies") and are being leased back to the operator, EDL Hôtels S.C.A. The Group has no ownership interest in the Phase IB Financing Companies.

        Hereafter, reference to the "Phase I S.N.C.s" includes the Phase IA Financing Company and the Phase IB Financing Companies.

        Additional Capacity Disneyland Park Assets

        In 1994, the Company entered into a sale/leaseback agreement with EDA for certain Disneyland Park assets which were constructed subsequent to Opening Day. Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA and are being leased back to the Company.

        Newport Bay Club Convention Centre

        In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel. Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold as they were constructed by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

        1-3 Financial Restructuring

        In September 2004, the Company reached final agreement with the Group's lenders and The Walt Disney Company on a comprehensive restructuring of the Group's financial situation (the "Restructuring"). The Restructuring, which is subject to certain conditions described below, will allow the Group to restore liquidity and to obtain capital to further grow and develop its activities.

        The Company began negotiating the Restructuring in light of reduced revenues and increased losses that it incurred beginning in fiscal year 2003. The reduction in revenues was primarily the result of a prolonged downturn in European travel and tourism, combined with challenging general economic and geopolitical conditions in key markets. While this was partially offset by the impact of the opening of Walt Disney Studios Park, the number of visitors and revenues from the new park were below expectations. The increased losses were a result of reduced revenues, as well as higher operating costs due to the opening of Walt Disney Studios Park and higher marketing and sales expenses.

        As a result of this situation, the Company determined that it would not be in compliance with certain financial covenants contained in its credit agreements and that in the absence of a new Restructuring, it would not be able to restore compliance in the near term, or to meet certain of its financial obligations. At the time it began negotiations with its lenders, it obtained limited waivers of covenant violations and certain security deposit obligations, which were successively renewed as the negotiations progressed. The Company also determined that, absent a Restructuring, it would not have the financial resources or the authority under its credit agreements to invest in new attractions and improvements at the Resort.

        The principal features of the Restructuring are the following:

        –
        The Company will conduct a share capital increase of at least € 250 million, before deduction of equity issuance costs, to be partially, directly or indirectly, subscribed by TWDC, with the remainder to be underwritten by a group of banks, subject to certain conditions.

        –
        The Company will have access to additional financial resources under a new € 150 million credit line to be granted by TWDC.

        –
        The Group's debt service obligations will be deferred partially on an unconditional basis and partially on a conditional basis, and its obligation to maintain security deposits will be eliminated (with its existing security deposit used to prepay debt), in exchange for which the Company will pay an increased interest rate on some of its debt.

        –
        A portion of the management fees and royalties payable to affiliates of TWDC will be deferred, partially on an unconditional basis (€ 125 million) and partially on a conditional basis (€ 200 million), with the conditional portion depending on the Company's financial performance.

        –
        The Company will avoid making payments in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA, to exercise its option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company's assets and liabilities (TWDC will indirectly hold the remaining 18% of EDA).

        –
        The Group will have the authorisation to implement a € 240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

        The Restructuring agreement (the "Memorandum of Agreement") is subject to definitive documentation, pending which the waiver of certain covenant violations under the Company's credit agreements has been extended to December 1, 2004. The Restructuring is subject to, and certain portions of the Restructuring will become effective upon, the completion of the share capital increase and the legal Restructuring described above, no later than March 31, 2005. If those transactions do not occur by March 31, 2005, the parties will have 30 days to negotiate a new arrangement. If the negotiations do not succeed, most of the provisions of the Memorandum of Agreement will become null and void and management believes the Group would be unable to meet all of its debt obligations.

        Once effective (i.e., no longer subject to conditions), the Restructuring will provide significant liquidity, protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions. Additionally, the Restructuring's effect on the Group's balance sheet will be increased cash and shareholders' equity resulting from the share capital increase. Prospectively, the Group's statement of income will be affected by the interest impact of debt and royalties and management fees deferrals and increased cash, as well as a larger minority interest. Increased minority interest will reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the contribution of most of the Company's assets and liabilities.

        The legal reorganisation mentioned above consists of the contribution of substantially all of the Company's assets, liabilities and off-balance sheet commitments to EDA in return for an 82% controlling equity interest (TWDC will hold the remainder). This contribution will have a significant impact on the unconsolidated Company financial statements, which will reflect a non-cash exceptional loss of € 775 million in fiscal year 2005 at the moment of the transfer. This exceptional loss represents the difference between the net book value of the assets and liabilities transferred to EDA and the fair value of the investment in EDA per the contribution agreement signed on September 30, 2004. The loss results primarily from off-balance sheet lease commitments that under statutory accounting principles are not recorded in the Company's financial statements, but due to the transfer must be taken into account in the fair value of the contribution. Following this transaction, the Company will become a holding whose principal asset will be its investment in EDA.

        2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Preparation

        The Company's financial statements are prepared in conformity with French accounting principles and regulations in accordance with the Plan Comptable 1999.

        The Company, in preparing its financial statements has used the going-concern assumption based on management's belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

        Change in Accounting Principles and Rules

        In September 2003, the Company adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures, of which effect was retroactively recognised as of October 1, 2002. Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations. As a result of this change, € 16.9 million of unamortised deferred charges as of September 30, 2002 were charged to equity as of October 1, 2002. The opening provision for major fixed assets renovations of € 48.1 million was recognised through the income statement of fiscal year 2003.

        Revenue Recognition

        The Company has revenue recognition policies for its operating activities, which are appropriate to the circumstances of each business or revenue flow. The Company records revenues for the resort activities as the related service is provided to guests. In addition, the resort activities includes revenues associated with long-term sponsorship contracts, which are recognised pro-rata over the term of the contracts. In the real estate development activities, revenue is recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized when the service is rendered.

        Fixed Assets

        Intangible assets consist of software costs, licensee rights and film production costs for theme park attractions and are carried at cost. Amortisation is computed on the straight-line method over periods ranging from two to twenty years. Tangible assets are carried at cost. Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives

Secondary infrastructure	40 years
Buildings	10 to 40 years
Furniture, fixtures and equipment	2 to 25 years

        Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate on the Company's borrowings. Projects under development are capitalised at the point technical and economic feasibility has been established.

        Investments in Subsidiaries

        Investments in subsidiaries are stated at the lower of cost or useful value. Useful value for any subsidiary (combined with its own subsidiaries) is evaluated by using various criteria, including:

        –
        shareholders' equity,
        –
        deferred income tax position,
        –
        expected profitability, based on future cash-flows,
        –
        evaluation of assets owned or lease agreements.

        Inventories

        Inventories are stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

        Income Taxes

        The Company files a consolidated tax return.

        Debt Issue Costs

        Costs of the issuance of debt are capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro-rata amount of the unamortised issue costs is expensed and included as part of the gain or loss resulting from the transaction.

        Pension and Retirement Benefits

        Contributions to state funded retirement plans and the Company's supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans. Retirement indemnities paid under the Company's collective bargaining agreement are expensed as paid. The future commitment with respect to these indemnities is disclosed in Note 26.

        Risk Management Contracts

        In the normal course of business, the Company employs a variety of off-balance-sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward, and option contracts. The Company designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Company recognises the gain or loss on the designated hedging financial instruments. The Company accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortised over the remaining original term of the instruments. Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

        Foreign Currency Transactions

        Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date. Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date. Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are deferred as translation adjustments. Provision is made for all unrealised exchange losses to the extent not hedged.

        Operating Subsidies

        Operating subsidies are recorded as operating income at the point the amount is contractually due and definitive.

        3 INTANGIBLE AND TANGIBLE ASSETS

(€ in millions)	September 2003	Additions	Deductions	Transfers Adjustments	September 2004

Intangible	125.1	0.1	(35.2)	2.2	92.2
Land and secondary infrastructure	245.7	–	–	0.6	246.3
Buildings and attractions	670.0	–	(0.1)	5.3	675.2
Furniture, fixtures and equipment	140.0	0.6	(0.1)	13.2	153.7
Other	49.7	0.2	(0.3)	2.1	51.7
Construction in progress	21.0	24.1	–	(23.7)	21.4
Subtotal	1,251.5	25.0	(35.7)	(0.3)	1,240,5

Accumulated depreciation and provision	(367.2)	(51.8)	35.7	(0.5)	(383.8)
	884.3				856.7

        Fixed assets with a net book value of approximately € 200 million at September 30, 2004, are either mortgaged or pledged as security under loan agreements including substantially all the operating assets of the Company, except Walt Disney Studios Park. In fiscal years 2004 and 2003, there was no interest capitalised on assets construction.

        4 INVESTMENTS

        The Company holds investments in the following entities:

	% of Ownership	September
(€ in millions)		2004	2003

EDL Hôtels S.C.A.	99.9	308.12	308.12
EDL Hôtels Participations S.A.S.	100.0	0.15	0.15
Euro Disney Vacances S.A.S.	100.0	0.15	0.15
Euro Disney Commandité S.A.S.	100.0	0.15	0.15
ED Resort Services S.A.S.	100.0	0.15	0.15
Val d'Europe Promotion S.A.S.	100.0	0.06	0.06
ED Spectacles S.A.R.L.	80.0	0.05	0.05
EDL Services S.A.S.	100.0	0.04	0.04
S.E.T.E.M.O. Imagineering S.A.R.L.	100.0	0.01	0.01
Débit de Tabac S.N.C.	40.0	NS	NS
ED Finances 1 S.N.C.	50.0	NS	NS
ED Finances 2 S.N.C.	50.0	NS	NS
ED Finances 3 S.N.C.	50.0	NS	NS
ED Finances 4 S.N.C.	50.0	NS	NS
Convergence Achats S.A.R.L.	50.0	NS	NS
		308.88	308.88

        At September 30, 2004, no guarantees or collateral were granted by the Company to its subsidiaries. During fiscal year 2004, no dividends were received from these subsidiaries.

        Additional information related to the subsidiaries of the Company at and for the year ended September 30, 2004, is as follows:

(€ in millions)	Share Capital	Shareholders' Equity	Net income (loss)

EDL Hôtels S.C.A.	152.80	177.37	(15.64)
Euro Disney Vacances S.A.S.	0.15	13.73	1.80
EDL Hôtels Participations S.A.S.	0.12	0.12	NS
Euro Disney Commandité S.A.S.	0.09	0.09	(0.01)
ED Resort Services S.A.S.	0.09	0.09	(0.01)
Val d'Europe Promotion S.A.S.	0.06	26.18	3,43
ED Spectacles S.A.R.L.	0.06	0.03	NS
EDL Services S.A.S.	0.04	0.05	NS
S.E.T.E.M.O. Imagineering S.A.R.L.	0.01	0.10	0.01
Débit de Tabac S.N.C.	0.01	0.30	0.06
Convergence Achats S.A.R.L.	0.01	0.05	0.03
ED Finances 1 S.N.C.	NS	NS	NS
ED Finances 2 S.N.C.	NS	NS	NS
ED Finances 3 S.N.C.	NS	NS	NS
ED Finances 4 S.N.C.	NS	NS	NS

        During fiscal year 2004, Euro Disney Commandité S.A.S., ED Resort Services S.A.S. and EDL Hôtels Participations S.A.S. decreased their share capital from a nominal value per share of € 15.24 to a nominal value per share of respectively € 9.09, € 8.98 and € 12.23.

        5 LOANS TO SUBSIDIARIES

        Loans to subsidiaries consist exclusively of a subordinated loan to EDL Hôtels S.C.A. pursuant to the Phase IB financing agreements. Due to a principal repayment of € 7.7 million, the loan was reduced to € 123.5 million at September 30, 2004 from € 131.2 million at September 30, 2003. As part of the 1994 financial restructuring, the interest rate applicable to this loan, initially fixed at 6%, was temporarily reduced and returned to the original fixed contractual rate in fiscal year 2004. At September 30, 2004 and 2003, accrued interest on this loan was € 2.5 million and € 1.7 million, respectively.

        6 OTHER FINANCIAL ASSETS

	September
(€ in millions)	2004	2003

Phase IA Financing Company loan receivable (a)	834.0	886.4
Other (b)	102.6	92.0
	936.6	978.4

        (a) Phase IA Financing Company Loan Receivable

        Pursuant to the original Disneyland Park financing agreements and the 1994 financial restructuring, the Company provided a long-term subordinated loan of € 1,010.1 million to the Phase IA Financing Company. The loan bears interest at EURIBOR. However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance was temporarily reduced and returned to the contractual rate beginning in fiscal year 2004. In addition, effective October 1, 1999, the Phase IA Financing Company and the Company agreed to certain modifications of the terms of the loan, including an acceleration of the principal reimbursement schedule and a modification of the contractual interest rate. Under the revised terms, the applicable rate is EURIBOR plus a variable margin. Accordingly, the effective rates on the loan for fiscal years 2004 and 2003 were 2.95% and 3.37%, respectively. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2013. Principal repayments in fiscal years 2004 and 2003 were € 52.3 million and € 40.5 million, respectively. Scheduled principal repayments in fiscal year 2005 are € 58.3 million. Under the new lease structure established in 1994 (see Notes 1-2 and 25-1), this long-term subordinated loan is pledged as security. Upon the Restructuring becoming effective, the timing of cash receipts from the Phase IA Financing Company loan receivable will be affected by the change in the timing of the Company's debt service payments to EDA and the Phase IA Financing Company.

        (b) Other

        Other consists primarily of € 100.6 million and € 90.1 million long-term bank guarantee deposits as of September 30, 2004 and 2003. In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Company is required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt pursuant to the financing agreements has been paid and other obligations by both the lenders and the Company and EDL Hôtels S.C.A. have been satisfied. The agreement requires the security deposits to be recalculated each quarter as the greater of certain amounts, including the debt service for the next six months or half debt service for the following twelve months. Effective November 3, 2003, the lenders agreed to reduce the debt security deposit for the first two quarters of fiscal year 2004 to a fixed amount of € 60.0 million, which was later increased on April 20, 2004 to € 100 million. Once the terms of the 2004 Financial Restructuring become effective, the security deposit will be applied to outstanding debt principal of the Company's senior debt, and the Company will no longer be required to maintain these debt security deposits. For additional information on the Restructuring, see Note 1-3.

        7 INVENTORIES

	September
(€ in millions)	2004	2003

Merchandise and food and beverage	24.3	22.7
Supplies	15.3	15.2
	39.6	37.9

Allowance	(3.9)	(2.6)
	35.7	35.3

        8 ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

	September
(€ in millions)	2004	2003

Euro Disney Vacances S.A.S. (a)	7.6	13.8
EDL Hôtels S.C.A. (b)	63.1	52.0
Les Villages Nature de Val d'Europe S.A.R.L. (c)	0.4	–
	71.1	65.8

          (a)
          The receivable from Euro Disney Vacances S.A.S. relates to sales revenues from theme park entrance tickets, hotel rooms and other services offered.
          (b)
          The receivable from EDL Hôtels S.C.A. relates primarily to billings of operating expenses incurred by the Company on behalf of EDL Hôtels S.C.A. for the operation of the phase IB facilities.
          (c)
          The receivable from les Villages Nature de Val d'Europe SARL, a joint venture between the Group and Pierre & Vacances to carry out a feasibility study, relates primarily to reinvoicing of labor costs.

        In fiscal year 1997, the Company and its Subsidiaries signed a cash-pooling agreement, which stipulates payment terms and interest rates on receivables and payables between companies within the consolidated group. In accordance with this agreement, the Company recorded € 0.4 million and
        € 0.9 million of interest income, using a rate of 4.66% and 5.28%, in fiscal years 2004 and 2003, respectively, and € 0.6 million and € 0.5 million of interest expense, using a rate of 4.66% and 5.28% in fiscal years 2004 and 2003, respectively.

        9 TRADE ACCOUNTS RECEIVABLE

        Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of theme park entrance tickets, hotel and meeting rooms and their amenities) as well as billings for participant fees. As of September 30, 2004 and 2003, the reserve for potentially uncollectible accounts was € 1.8 million and € 1.9 million, respectively. As of September 30, 2004 and 2003, trade receivables included long-term receivables amounting to € 1.1 million and € 2.2 million, respectively.

        10 OTHER ACCOUNTS RECEIVABLE

	September
(€ in millions)	2004	2003

VAT	26.3	20.4
Other	8.7	13.3
	35.0	33.7

        Other includes advance payments to vendors and miscellaneous non-trade receivables.

        All amounts are due within one year.

        11 SHORT-TERM INVESTMENTS

        Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2004 and 2003.

        12 DEFERRED CHARGES

(€ in millions)	September 2003	Additions	Reversals	September 2004

Financial contributions to public infrastructure (a)	51.9	–	(4.2)	47.7
Other (b)	3.2	2.8	(0.2)	5.8
	55.1	2.8	(4.4)	53.5

        (a) Financial Contributions to Public Infrastructure

        Financial contributions to public infrastructure consist primarily of a payment of € 34.3 million made by the Company to the S.N.C.F. (Société Nationale des Chemins de Fer Français) , the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994). Remaining amounts relate to various financial contributions paid or payable by the Company for to the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems. These amounts are being amortised over a period of twenty years. Contributions to public infrastructure are stated net of accumulated amortisation of € 37.6 million and € 33.3 million at September 30, 2004 and 2003, respectively.

        (b) Other

        As of September 30, 2003, other represents debt issuance costs that are amortised to interest expense over the term of the related loan. Fiscal year 2004 additions represent deferred equity issuance costs that will be offset against the share premium generated by the proceeds of the share capital increase contemplated in the Restructuring (See Note 1-3).

        13 SHAREHOLDERS' EQUITY

		(€ in millions)
	Number of Shares (in thousands)	Share Capital	Share Premium	Retained Earnings

Balance at September 30, 2002	1,055,938	804.9	289.0	197.2

Change in nominal value per share	–	(2.4)	2.4	–
Cumulative effect of change in accounting principle	–	–	–	(16.9)
Net loss	–	–	–	(110.2)
Balance at September 30, 2003	1,055,938	802.5	291.4	70.1

Reduction of nominal value per share	–	(792.0)	792.0	–
Conversion of ORAs and warrants	26,742	0.3	152.2	–
Net loss	–	–	–	(140.9)
Balance at September 30, 2004	1,082,680	10.8	1,235.6	(70.8)

        •
        Number of Shares

        The number of shares above represent the Company's issued, outstanding and fully paid shares, at the respective dates.

        •
        Share Capital and Share Premium

        The Company's existing share capital as of September 30, 2002 was rounded from a nominal amount per share of € 0,7622451.... to a nominal amount per share of € 0.76 which resulted in a transfer of € 2.4 million to share premium from share capital in accordance with Resolution 12 of the Combined General Shareholder's Meeting held on May 5, 2003.

        In accordance with Resolution 7 of the Combined General shareholder's Meeting held on March 25, 2004, the Company's share capital was decreased in an amount of € 792 million by reducing from € 0.76 to € 0.01 the nominal value of the shares existing on the effective date of July 9, 2004.

        The Company issued 26,725,580 new shares upon the maturity and conversion of the ORAs on July 11, 2004 (see Note 14) and 16,988 new shares upon exercise of 47,826 warrants.

        •
        Retained Earnings/(Deficits)

        At September 30, 2004 and 2003, the Company's retained earnings include a legal reserve of € 16.9 million, which is not available for distribution. Effective as of October 1, 2002 (the first day of fiscal year 2003), the Company adopted new accounting rules for major fixed asset renovation expenditures. Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations. As a result of this change, € 16.9 million of unamortised deferred charges as of September 30, 2002 were charged to equity as of October 1, 2002.

        Warrants

        As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company's common stock at a price of € 6.10 for every three warrants held. The warrants had a term of ten years and expired in July 2004.

        14 QUASI-EQUITY

        As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares ("ORAs") with a nominal value per bond of € 60.98, a coupon rate of 1% per annum and a ten-year term. The ORAs matured on July 11, 2004 and were redeemed by the issuance of 26.7 million shares of the Company's common stock.

        15 PROVISIONS FOR RISKS AND CHARGES

(€ in millions)	September 2003	Additions	Reversals	September 2004

Provisions for major fixed asset renovations (a)	52.2	18.0	(12.3)	57.9
Other provisions (b)	34.6	5.4	(29.6)	10.4
	86.8	23.4	(41.9)	68.3

        (a) Provision for Major Fixed Asset Renovations

        Fiscal year 2004 additions represent the adjustment of the provision based upon estimated future renovation expenditures as of September 30, 2004. Fiscal year 2004 reversals represented the cost of major fixed asset renovations completed during the fiscal year.

        (b) Other Provisions

        At September 30, 2003, provisions for risks and charges primarily included provisions for various charges, claims and litigation, including € 22.5 million for a guarantee to the Departement of Seine-et-Marne. During fiscal year 2004, the negotiations concerning the payment of the guarantee were finalised, with the Company agreeing to pay the amount over a ten-year period in eight installments the first of which is due in fiscal year 2007. As a result, the provision has been reversed and the liability recorded in the caption, Accounts Payable and Other Liabilities. There were not other individually material additions or reversals during the year.

        16 BORROWINGS

					September 2004
					Interest Rate Swaps
	Stated Interest Rate(1)	September					Effective Interest Rate(2)
					Pay Fixed
(€ in millions)		2004	2003	Variance		Maturities

CDC Senior Loans (a)	5.15%	40.6	40.6	–	–	–	5.15%
CDC Subordinated Loans (a)	5.15%	509.4	509.4	–	–	–	5.15%
Credit Facility – Phase IA (b)	3.12%	105.4	114.1	(8.7)	–	–	3.12%
TWDC Line of Credit (c)	2.39%	125.0	102.5	22.5	–	–	2.39%
Other loans	–	–	15.5	(15.5)	–	–	–
Sub-total	4.43%	780.4	782.1	(1.7)	–	–	4.43%

Accrued Interest		82.1	61.0	21.1
Total Borrowings		862.5	843.1	19.4

          (1)
          The stated interest rate represents the weighted average interest rate for each borrowing. For variable rate borrowings, interest rates are based upon the rates as of September 30, 2004, plus the applicable margin. These rates are not necessarily an indication of future interest rates.
          (2)
          The effective interest rate reflects the impact of interest rate swaps on the stated interest rate as of September 30, 2004.

        (a) Caisse des Dépôts et Consignations ("CDC") loans

        The Company has € 550.0 million of senior and subordinated loans outstanding to the CDC, which includes € 168.9 million under the Phase I Loans and € 381.1 million under the Walt Disney Studios Park Loans. Under the CDC Phase I Loan agreements, the CDC granted the Company € 40.6 million senior debt and € 128.3 million subordinated debt. The senior debt is secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is unsecured. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15%, defer principal repayments and to extend the final maturity date from fiscal year 2015 to fiscal year 2024. At September 30, 2004 and 2003, accrued interest related to these loans was € 8.0 million. Once effective, the Restructuring will result in the deferral of principal payments falling in 2004 through 2016 under the Phase I Loans by 3.5 years.

        Under the Walt Disney Studios Park Loans on September 30, 1999, CDC granted the Company € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park. The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 200 basis points (4.15% as of September 30, 2004) or 5.15%, whichever is greater. The timing of interest payments depends on the amount of the Company's surpluses in cash and short-term investments at each scheduled annual repayment date. The annual interest payment due as of December 31, 2001, 2002 and 2003 in the total amount of € 57.9 million (including interest on the deferred interest) have been deferred in accordance with the provisions of the loans. At September 30, 2004 and 2003, accrued interest related to these loans was € 73.4 million and € 51.1 million, respectively, including the above described deferral. Once effective, the Restructuring will result in the deferred interest payments for December 31, 2001, 2002 and 2003 of € 57.9 million to be converted into subordinated long-term debt, not payable until the repayment of the credit facilities and partners advances of the Phase I S.N.C.'s and the CDC Senior Loans.

        (b) Credit Facility – Phase IA

        Pursuant to credit agreements with a syndicate of international banks, as amended the 1994 financial restructuring, the Company borrowed € 308.7 million (€ 159.9 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. Principal repayments commenced in fiscal year 2000 with final repayment scheduled in fiscal year 2009. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2004 the interest rate applicable to these loans was EURIBOR plus an average of 1% (3.15% as of September 30, 2004). Once effective, the Restructuring will result in the deferral of principal payments by 3.5 years with final maturity being no later than May 31, 2012. Additionally, the stated interest rate on the loans will be increased to three percentage points over EURIBOR.

        (c) TWDC Line of Credit

        As part of the 1994 financial restructuring, TWDC agreed to make available, until June 2004, a subordinated unsecured € 167.7 million standby revolving credit facility to the Company, which bears interest at EURIBOR (2.39% as of September 30, 2004). During fiscal year 2004 TWDC agreed to extend this line of credit to accommodate the negotiations for the Restructuring. Upon the effective date of the Restructuring, € 10.0 million of this credit line will be forgiven by TWDC and € 110.0 million converted into subordinated long-term debt, not payable until the repayment of the debt and partners advances of the Phase I S.N.C.'s and the CDC Senior Loans. The terms of the Restructuring contemplates a new line of credit from TWDC in the amount of € 150.0 million, which will be available during the Restructuring transition period.

        Debt Covenants

        The Company's debt agreements include covenants between the Company and the lenders. These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds. In the case of non-compliance of these covenants, the lenders can demanded accelerated repayment of the debt. The Company has received successive waivers of certain of these financial convenants for the fiscal year 2003 and 2004 reporting periods, which will remain in effect until the effective date of the Restructuring (see Note 1-3).

        Debt Maturity Schedule

        The table below summarises the scheduled principal maturities of the Company's borrowings as of September 30, 2004 before and after the Restructuring (assuming it is fully implemented and taking into account the above mentioned waivers from the lenders) (€ in millions):

Fiscal year	Before Restructuring		After Restructuring		Change

2005	154.6	(1)	30.7	(2)	(123.9)
2006	13.8		–		(13.8)
2007	17.2		–		(17.2)
2008	20.0		25.5		5.5
2009	30.7		16.9		(13.8)
Thereafter	544.1		755.3		211.2
	780.4		828.4		48.0

Accrued Interest	82.1		24.1		(58.0)
	862.5		852.5		(10.0)

          (1)
          The "Before Restructuring" 2005 figure includes € 125.0 million in respect of the existing TWDC credit line.
          (2)
          The amount of € 30.7 million represents the prepayments contemplated by the Memorandum of Agreement.

        17 PAYABLE TO RELATED COMPANIES

	September
(€ in millions)	2004	2003

EDA (a)	40.0	37.2
The Walt Disney Company (Netherlands) B.V. (b)	46.9	–
Euro Disney S.A.S. (c)	23.4	11.0
Val d'Europe Promotion S.A.S. (d)	17.1	1.8
Other	2.2	2.0
	129.6	52.0

        All amounts are due within one year.

        (a) EDA

        These amounts represent payables due to EDA pursuant to Disneyland Park lease and sub-lease (see Note 25).

        (b) The Walt Disney Company (Netherlands) B.V.

        The Company pays royalties to The Walt Disney Company (Netherlands) B.V., a wholly-owned indirect subsidiary to TWDC, under a license agreement that grants the Company the right to use any present or intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.

        Pursuant to the 1994 financial restructuring, royalties were reinstated at half of their normal rate effective October 1, 1998. They were reinstated to full contractual rates in fiscal year 2004. Royalties payable for the second, third and fourth quarters of fiscal year 2003 were conditionally waived by TWDC on March 28, 2003. As a result, in fiscal years 2004 and 2003, royalties amounted to € 47.2 million and € 5.6 million, respectively.

        Royalties and management fees waived in fiscal year 2003 for a total of € 24.6 million may in the future become payable if the extent that Group consolidated income before lease and net financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million. TWDC further agreed that fiscal year 2004 royalties and management fees will be paid on a fiscal year-end basis rather than quarterly.

        (c) Euro Disney S.A.S.

        These amounts represent costs incurred by Euro Disney S.A.S., the management company, on behalf of the Company and its subsidiaries for construction projects services rendered, management fees and other operating costs.

        Pursuant to the terms of the 1994 financial restructuring, the management fees were reinstated at a reduced rate from October 1, 1998. They are calculated upon the net consolidated revenues of the Group. Management fees will continue to be progressively reinstated through fiscal year 2018. Management fees payable for the second, third and fourth quarters of fiscal year 2003 were conditionally waived by TWDC on March 28, 2003. As a result, in fiscal years 2004 and 2003, management fees amounted to € 10.5 million and € 2.5 million, respectively.

        (d) Val d'Europe Promotion S.A.S.

        This amount represents cash transferred from Val d'Europe Promotion S.A.S. to the Company under the terms of the cash pooling agreement.

        18 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September
(€ in millions)	2004	2003

Suppliers	124.7	108.2
Payroll and employee benefits	61.5	62.7
Business tax and other taxes	9.1	6.6
VAT	6.3	5.9
Other	36.2	22.5
	237.8	205.9

        As of September 30, 2004, and 2003, payable and accrued liabilities included non-current payables amounting to € 22.9 million and € 0.6 million respectively.

        19 DEFERRED REVENUES

        Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognised as income straight-line over the term of the related contract, as well as amounts invoiced to guests in advance of their visit.

        20 EXCEPTIONAL INCOME (LOSS)

	Year ended September
(€ in millions)	2004	2003

Restructuring costs (a)	(12.6)	–
Fixed asset sales and write-offs (b)	–	11.9
Movements in provisions for risks and asset valuation reserves, (net)	(1.4)	(0.5)
Other	1.6	1.1
	(12.4)	12.5

        (a) Costs of the Restructuring

        During fiscal year 2004, the Company incurred € 12.6 million of costs related to the negotiation of the Restructuring including primarily fees and expenses paid to our lenders and other third parties in connection with the negotiations of the Restructuring.

        (b) Fixed Asset Sales and Write-offs

        In fiscal year 2003, the Company sold three apartment developments used to provide housing to employees within close proximity to the site. The transaction generated a gain of € 11.0 million. The Company continues to operate the apartment developments under leases with the buyers.

        21 INCOME TAXES

        The Company has elected to file a consolidated tax return, which includes all subsidiaries in which the Company has at least a 95% direct or indirect ownership (the "Tax Group"). In fiscal 1994 a tax sharing agreement between the Group was implemented. In accordance with this agreement:

        (a)
        the taxable profits and losses of entities within the Tax Group are offset;

        (b)
        the tax expense related to entities within the Tax Group reporting taxable profits is recovered by the Company from the related entity.

        Accordingly, the Company recorded a tax credit of € 2.6 million and € 5.1 million for fiscal years 2004 and 2003, respectively.

        Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date. For fiscal years 2004 and 2003, this rate was approximately 35.4%. During fiscal years 2004 and 2003, no income tax was payable as no taxable income was generated by the Group. Accordingly, the Company's effective tax rate for these periods was 0%.

        At September 30, 2004, unused tax loss carryforwards were approximately € 900 million and can be carried forward indefinitely.

        22 STOCK OPTIONS

        In 1994, the Company's shareholders approved the implementation of an employee stock option plan (the "1994 Plan") authorising the issuance of stock options for acquisition of up to 2.5% of the Company's outstanding common stock. Through September 30, 2004, the Company had granted a total of 7,366,330 options, net of cancellations and exercises, (to acquire one share of common stock each) to certain managers and employees at a market exercise price which represented the average closing market price over the preceding 20 trading days. The options are valid for 10 years from their issuance date and become exercisable over 5 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled. However, options that are exercisable as of the date of termination, may be exercised within a specified period of time or else they are cancelled.

        In March 1999, the Company's shareholders approved the implementation of a second employee stock option plan, with substantially the same terms as the 1994 Plan, authorising the issuance of stock options for acquisition of up to 2.5% of the Company's outstanding common stock. The option granted under that plan are valid for 8 years from their issuance date. Through September 30, 2004, the Company had granted a total of 19,182,800 options net of cancellations and exercises, under this plan.

        In May 2003, the Company's shareholders approved the implementation of a third employee stock option plan, with substantially the same terms as the two previous ones, authorising the issuance of stock options for acquisitions of up to 2.5% of the Company's outstanding common stock. The options granted under that plan are valid for 8 years from their issuance date. As of September 30, 2004, the Company had not granted any options under this plan.

        A summary of the Company's stock option activity for the years ended September 30, 2004 and 2003, is as follows:

	Number of options (in thousands)	Weighted-average exercise price (in €)

Balance at September 30, 2002	33,347	1.02

Options granted	–	–
Options exercised	–	–
Options cancelled	(4,037)	0.96
Balance at September 30, 2003	29,310	1.02

Options granted	–	–
Options exercised	–	–
Options cancelled	(2,761)	0.99
Balance at September 30, 2004	26,549	1.03

        The following table summarises information about stock options at September 30, 2004:

	Options Outstanding
				Options Exercisable
	Number of Shares (in thousands)	Weighted-average remaining contractual life (in years)
Range of exercise price			Weighted-average Exercise Price	Number of Shares (in thousands)	Weighted-average Exercise Price

€ 0.77 – 1.00	11,782	5	€ 0.80	8,174	€ 0.80
€ 1.01 – 2.00	14,168	4	€ 1.16	9,723	€ 1.19
€ 2.01 – 2.50	599	1	€ 2.32	599	€ 2.32
	26,549	4	€ 1.03	18,496	€ 1.06

        23 FINANCIAL INSTRUMENTS

        23-1 Interest Rate Risk Management Transactions

        The Company uses interest rate swaps and other instruments to manage its exposure to changes in interest rates. The impact of changes in interest rates affects financial income and expense of the Company.

        The following table summarises the underlying notional amounts of borrowings subjects to interest rate hedging contracts during the years ended September 30, 2004 and 2003.

(€ in millions)	Underlying borrowings

Balance at September 30, 2002	563.8

Additions	485.0
Maturities/terminations	(517.1)
Balance at September 30, 2003	531.7

Additions	–
Maturities/terminations	(471.7)
Balance at September 30, 2004	60.0

        During fiscal year 2001, the Company entered into several interest rate swap agreements which became effective at or near September 30, 2001 and had a term of 2 years expiring at or near September 30, 2003. These agreements required the Company to pay fixed interest rates ranging from 3.79% to 4.69% and to receive interest payments calculated based upon 3-month EURIBOR on the outstanding notional amounts.

        During fiscal year 2003, the Company entered into several interest swap agreements which became effective at or near September 30, 2003 and had a term of approximately one year with the last contracts expiring in November 2004. Those agreements required the Company to pay fixed interest rates ranging from 2.05% to 3.56% and to receive interest payments calculated based upon 3-month or 6-month-Euribor on the outstanding notional amounts.

        The total interest rate differential resulting from interest rate hedging instruments was a loss of € 5.6 million and € 9.1 million in fiscal years 2004 and 2003, respectively. The fair value of these contracts is estimated to be the same as the cost or gain to the Company to terminate its interest rate hedging contracts. At September 30, 2004 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount was nil (loss of € 5.5 million at September 30, 2003).

        23-2 Currency Risk Management Transactions

        The Company's exposure to foreign currency risk relates principally to variations in the value of the U.S. dollar and British pound.

        The Company's objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. Accordingly, the Company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

        At September 30, 2004 and 2003, the Company had € 17.2 million and € 70.6 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options. The fair value of these contracts is estimated to be the same as the cost or gain to the Company of terminating its foreign exchange contracts. This amount was a loss of € 0.2 million at September 30, 2004 and 2003.

        23-3 Concentrations of Credit Risk

        Management believes no significant concentration of credit risk exists with respect to the Company's financial instruments. The Company utilises a variety of off-balance sheet instruments for hedging purposes. At September 30, 2004 and 2003, the Company was not required to collateralise their respective obligations under the terms of these hedging contracts.

        24 COMMITMENTS AND CONTINGENCIES

        There are various legal proceedings and claims against the Company relating to construction and other activities incident to the conduct of its business. Management has established provisions for such matters and does not expect the Company to suffer any material additional liability by reason of such actions, nor does it expect that such actions will have a material effect on its liquidity or operating results.

        The Company is jointly liable for all Phase IA Financing Company obligations under the Phase IA credit agreement until their schedule maturity date in November 2009. These obligations total € 234.7 million as of September 30, 2004.

        As part of the terms of the 1994 financial restructuring, the Company was required to pay a one-time development fee of € 182.9 million to TWDC upon the satisfaction of certain conditions, including conditions relating to the launch and financing of a second phase of development. In order to obtain the approval for the financing of Walt Disney Studios Park from the Lenders, TWDC agreed to amend the terms and conditions of the development fee so that it will not be due until future events occur, including the repayment of the existing bank debt of the Company and of the CDC Walt Disney Studios Park loans and the achievement of specified cash flow levels.

        25 LEASED ASSETS

        The Company owns Walt Disney Studios Park, Disneyland Hotel, Davy Crockett Ranch, and the golf course and the underlying land thereof, and leases substantially all of the assets of Disneyland Park. The following discussion summarises the significant term of each lease all of which will be impacted by the Restructuring becoming effective:

        25-1 Disneyland Park Leases

        Description

        •
        Disneyland Park – Phase IA Lease

        Originally, pursuant to the Phase IA financing agreements, the Company leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company. Pursuant to the terms of the 1994 financial restructuring, a new leasing structure for Disneyland Park assets was implemented.

           Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA with terms similar to the original financial lease. The Company, in turn, is subleasing Disneyland Park from EDA for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA. At the end of the sublease term, the Company will have the option to acquire the leasehold position of EDA upon payment of an option fee of approximately € 78.7 million. If the Company does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company's then outstanding debt. Alternatively, EDA could terminate the lease, in which case EDA would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA.

        •
        Disneyland Park – Additional Capacity Attractions Lease

        As part of the 1994 financial restructuring, EDA purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of € 2.1 million. At the end of the lease term, the Company will have the option to purchase the assets for € 213.4 million. If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum. As an alternative to this purchase option, the Company may enter into a new 12-year financial lease for these assets with EDA at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above. At the end of this second lease term, the Company will have the option of purchasing the leased assets for a nominal amount.

           Lease rental expense due under these lease contracts were € 154.0 million and € 142.9 million for the years ended September 30, 2004 and 2003, respectively. The rental expense under these leases consists of the lessor's debt service payments (principal and interest), including those related to the long-term loans granted by the Company (as described in Note 6), and any operating costs (primarily property taxes) incurred by the lessor. Thus, lease rental expense fluctuates principally with the lessor's interest expense variations, due to variable interest rates and interest forgiveness rate changes, and the timing of principal repayments on the leasing entities' debt.

        Lease Commitments

        Once implemented, the terms of the Restructuring will impact the Company's structure and therefore lease commitments. The discussions below focuses on the Company's commitments before the impact of the Restructuring (see Note 1-3).

        The following table summarises the gross amount of future minimum rental commitments (excluding operating costs) due to the Phase IA Financing Company and EDA, under non-cancellable operating leases. The future commitments calculation is based upon the following assumptions:

        –
        Average future EURIBOR of 3.5%.
        –
        The Company will exercise its option at the end of the 12th year of Disneyland Park Phase IA lease. In this event, the Company will pay an option fee of € 78.7 million and will continue to lease the assets. The option fee and the resulting lease obligations are reflected in the following commitment table in fiscal year 2006 and Thereafter.
        –
        The Company will exercise its option under Disneyland Park – Additional Capacity Attractions Lease – and will purchase the leased assets for € 213.4 million. The purchase price of the leased assets is included in the following commitment table in fiscal year 2006.

        Lease commitments as of September 30, 2004 before the impact of the Restructuring are as follows:

		Loans granted by the Company to Lessors (see Note 6)
(€ in millions)	Lease Commitments (Gross Amounts)	Interest Payments	Principal Repayments	Lease Commitments (Net amounts)

2005	173.3	(36.9)	(58.3)	78.1
2006	478.5	(34.0)	(69.4)	375.1
2007	199.1	(30.5)	(78.8)	89.8
2008	213.0	(26.6)	(90.0)	96.4
2009	196.1	(21.8)	(105.9)	68.4
Thereafter	1,334.4	(33.2)	(431.5)	869.7
	2,594.4	(183.0)	(833.9)	1,577.5

        Lease rental commitments include principal and interest amounts due to the Company as repayment of the long-term loans granted by the Company to the Phase IA Financing Company. However, the portion of the rental commitments related to principal and interest amounts on the long-term loans granted by the Company to the Phase IA Financing Company has no cash flow impact on the Company as the cash outflow for this portion of lease rental expense is exactly offset by the cash inflow of interest and principal repayments. Therefore, the portion of the gross rental commitment related to the repayment of these long-term loans is separately identified to arrive at a total net lease commitment.

        Book Value of Leased Assets

        The book value and depreciation of the leased assets, which would have been recorded in the Company's financial statements if they were initially directly acquired by the Company are summarised as follows:

		September 2004
(€ in millions)	Historical cost	Accumulated depreciation	Net Book Value	Estimated Useful lives

Intangible assets	15.2	15.2	–	10 years
Land and secondary infrastructure	166.0	78.3	87.7	10 to 40 years
Buildings and attractions	1,701.0	735.8	965.2	25 to 40 years
Furniture, fixtures and equipment	279.5	279.5	–	5 to 25 years
	2,161.7	1,108.8	1,052.9

        Depreciation expense which would have been incurred by the Company if it acquired these assets are € 69.2 million and € 70.5 million for the years ended September 30, 2004 and 2003, respectively.

        25-2 Other Leases

        The Company has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 30.5 million and € 27.7 million for the years ended September 30, 2004 and 2003, respectively. Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2004 are as follows:

(€ in millions)

2005	16.2
2006	15.1
2007	10.6
2008	9.2
2009	5.8
Thereafter	25.8
82.7

        26 EMPLOYEES

        The weighted-average number of employees employed by the Company was:

	September
	2004	2003

Cadres	2,305	2,253
Non-cadres	9,777	9,889
	12,082	12,142

        Total employee costs for the years ended September 30, 2004 and 2003 were € 360.1 million. All employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in a supplemental defined contribution plan. Contributions to all plans are based on gross wages and are shared between the employees and the Company. Contributions paid by the Company are expensed as incurred. In addition, retirement indemnities are paid under the terms of the Company's collective bargaining agreement.

        A new collective bargaining agreement became effective in April 2001, which among other things increased the retirement benefits provided by the Company to its employees. Under the agreement, a retirement indemnity ranging from one-half a month to 3 months of gross wages is provided to employees who retire from the Company at the age of 60 or older after completing at least 1 year of service. As of September 30, 2004, the future commitment with respect to these retirement indemnities was estimated to be € 8.6 million compared to € 8.3 million as of September 30, 2003.

        27 DIRECTORS' FEES

        During the years ended September 30, 2004 and 2003, fees paid to members of the Company's Supervisory Board were € 106,755 and € 160,071, respectively. TWDC employees are not paid for serving on the Company's Supervisory Board.

List of Mandates
of the Members of the
Supervisory Board

        MANAGEMENT COMPENSATION AND CORPORATE POSITIONS AND DIRECTORSHIPS HELD

        The statutory management (Mandataires Sociaux) of the Company is Euro Disney S.A.S., a French société par actions simplifiée, and the members of the Company's Supervisory Board (Conseil de Surveillance).

        Compensation of the Gérant, Euro Disney S.A.S.

        During fiscal year 2004, Euro Disney S.A.S. was responsible for the management of two companies within the Group (Euro Disney S.C.A. and EDL Hôtels S.C.A.) and two other companies within the Group (ED Resort S.C.A. and ED Resort Services S.C.A.) until their legal transformation into ED Resort Services S.A.S. and ED Commandité S.A.S. on September 27, 2004.

        In addition, on September 30, 2004, Euro Disney S.A.S. was appointed Gérant of Euro Disney Associés S.C.A.

        Compensation of the Supervisory Board and Corporate Positions and Directorships Held

        The aggregate compensation of the Supervisory Board paid during fiscal year 2004 was € 106,755. For disclosure of the compensation paid to each member of the Supervisory Board individually as well as a complete list of the other corporate positions and directorships that each holds, see below. TWDC employees and officers are not paid by the Group for serving on the Supervisory Board.

        Compensation of the Members of the Executive Committee of the Euro Disney Group

        The composition and number of members on the Executive Committee of the Group varied during the fiscal year 2004. Aggregate compensation paid to the members during the period of their tenure on the committee totalled € 4.0 million. As of September 30, 2004, these same officers held together a total of 1.9 million Euro Disney S.C.A. stock options.

        THE MEMBERS OF THE SUPERVISORY BOARD ARE:

Members of the Supervisory Board	OTHER POSITIONS AND DIRECTORSHIPS HELD IN FRENCH AND FOREIGN COMPANIES

ANTOINE JEANCOURT-GALIGNANI,	GECINA	PRESIDENT OF THE BOARD OF DIRECTORS
PRESIDENT	SNA HOLDING (BERMUDA) LTD
COMPENSATION: &EURO; 45,736	AGF
KAUFMAN & BROAD

	SNA-RE (BERMUDA) LTD SNA SAL, LIBAN SOCIÉTÉ GÉNÉRALE TOTAL FINA ELF	MEMBER OF THE BOARD OF DIRECTORS

	JETIX N.V., PAYS-BAS	MEMBER OF THE SUPERVISORY BOARD
HYPO REAL ESTATE HOLDING AG,
ALLEMAGNE

SIR DAVID PARADINE FROST Compensation: € 15,245
DAVID FROST ENTERPRISES LTD
DAVID PARADINE FILMS LTD
DAVID PARADINE LTD
DAVID PARADINE PLAYS LTD
DAVID PARADINE PRODUCTIONS LTD
DISCOVERY PRODUCTIONS LTD
GLEBE MUSIC COMPANY LTD
HOTCOURSES LTD
CATALYST MEDIA GROUP PLC
PARADINE CO-PRODUCTIONS LTD
PARADINE DOCUMENTARIES LTD
PARADINE CASTLE COMMUNICATIONS LTD
ROGUE TRADER PRODUCTION LTD
TELE-CIRCUIT LTD
WELLBEING
	WEST 175 MEDIA GROUP	PRESIDENT/MEMBER OF THE BOARD OF DIRECTORS

PHILIPPE LABRO	PHL COMMUNICATION S.A.R.L.	PROJECT DIRECTOR, DESIGN
COMPENSATION: &EURO; 22,887		AND OPERATIONS

	RTL	MEMBER OF THE SUPERVISORY BOARD

DR JENS ODEWALD	ODEWALD & COMPAGNIE GMBH, BERLIN	CHAIRMAN AND MANAGING DIRECTOR
COMPENSATION: &EURO; 7,623	ODEWALD & COMPAGNIE GESELLSCHAFT FÜR
BETEILIGUNGEN GMBH, BERLIN

	FIEGE MERLIN LTD, UK TUJA HOLDING GMBH	CHAIRMAN OF THE SUPERVISORY BOARD

TCHIBO HOLDING AG, HAMBURG
	WAVE MANAGEMENT AG, HAMBURG	MEMBER OF THE SUPERVISORY BOARD
(UNTIL JUNE 2004)

LAURENCE PARISOT Compensation: € 15,265	IFOP-ASECOM LATIN AMERICA (ARGENTINA) IFOP CMR (TORONTO) IFOP PARTICIPATIONS S.A. IFOP S.A. IFOP WESTWEGO (CANADA) OPTIMUM S.A.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER

	GRADIVA S.A.R.L.	GÉRANT
MP3
IFOP-TITE LIVE S.A.R.L.

JAMES RASULO	ARDC-OCALA 201, LLC
COMPENSATION: NONE	CHARACTER CONCEPTS (DIVISION OF WALT
DISNEY WORLD CO.)
	DISNEY BUSINESS PRODUCTIONS, LLC	CHAIRMAN/PRESIDENT
W.D. ATTRACTIONS, INC,
WALT DISNEY PARKS AND RESORTS, LLC

	MIGHTY DUCKS HOCKEY CLUB, INC.	DIRECTOR, CHAIRMAN & PRESIDENT

CLUB 33
COMPASS ROSE CORPORATION
DCSR, INC.
DISNEY ENTERTAINMENT PRODUCTIONS
DISNEYLAND, INC.
DISNEY MAGIC CORPORATION
DISNEY REGIONAL ENTERTAINMENT, INC.
	DISNEY WONDER CORPORATION	PRESIDENT/DIRECTOR
DSM INTERNATIONAL, INC.
(UNTIL APRIL 2004)
EURO DISNEY CORPORATION
MAGIC KINGDOM, INC.
VISTA TITLE INSURANCE AGENCY, INC.
WALT DISNEY ENTERTAINMENT
WALT DISNEY IMAGINEERING RESEARCH &
DEVELOPMENT, INC.
WALT DISNEY TOURING PRODUCTIONS
WCO PARENT CORPORATION

	WALT DISNEY PARKS AND RESORTS ONLINE	DIRECTOR & CHAIRMAN

	WCO LAND CORPORATION	VICE-PRESIDENT & DIRECTOR
WCO LEISURE, INC.

	DISNEY WORLDWIDE SERVICES, INC	SENIOR VICE-PRESIDENT

DISNEY INCORPORATED
DISNEYLAND INTERNATIONAL
WALT DISNEY TRAVEL CO., INC.
WALT DISNEY WORLD CO.
	WALT DISNEY WORLD HOSPITALITY &	DIRECTOR
RECREATION CORPORATION
WCO HOTELS, INC.
FROM TIME TO TIME, INC
VISTA COMMUNICATIONS, INC

THOMAS O. STAGGS Compensation: None	DISNEY ENTERPRISES, INC.	SENIOR EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

	THE WALT DISNEY COMPANY	SENIOR EXECUTIVE VICE-PRESIDENT AND
CHIEF FINANCIAL OFFICER
CHAIRMAN, INVESTMENT AND
ADMINISTRATIVE COMMITTEE

	ABC, INC. ABC NEWS ONLINE INVESTMENTS, INC. DISNEY MEDIA VENTURES, INC. DISNEY TELEVENTURES, INC. DISNEY WORLDWIDE SERVICES, INC.	VICE-PRESIDENT/EXECUTIVE VICE-PRESIDENT

ALLEMAND SUBSIDIARY, INC.
	B.V. FILM FINANCE CO. II	DIRECTOR
STEAMBOAT VENTURES, LLC

	EDL HOLDING COMPANY EDL S.N.C. CORPORATION EURO DISNEY INVESTMENTS, INC. WDW SERVICES II, INC. WDT SERVICES, INC.	CHAIRMAN/PRESIDENT AND DIRECTOR

JETIX N.V.
	LARKSPUR INTERNATIONAL SALES, INC.	PRESIDENT/CHAIRMAN
WDWH&R SERVICES, INC.

	ABC FAMILY WORLDWIDE, INC.	CHIEF FINANCIAL OFFICER

        Compensation disclosed above represents compensation paid by the Group in fiscal year 2004. Supervisory Board compensation is proportional to attendance at meetings.

Supervisory Board Report
on the Management of
Euro Disney S.C.A.

        Ladies and Gentlemen,

        We are pleased to present to you our general report on the management of Euro Disney S.C.A. (the "Company") for the fiscal year ended on September 30, 2004 ("Fiscal Year 2004").

        You will find a full picture of Fiscal Year 2004 in the Gérant's report on the Company's accounts (see Item XII).

        In preparing the financial statements, the Company has used the going-concern assumption based on management's belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

        The results of the Company for Fiscal Year 2004 show a net loss of € 140.9 million, as compared to a net loss of € 110.2 million reported for the previous fiscal year ("Fiscal Year 2003").

        We inform you that following the enactment of Law no 2003-706 of August 1, 2003 on Financial Security (Loi de Sécurité Financière) providing for the consolidation of special purpose financing companies, the financing companies from which the Company and its consolidated subsidiaries (collectively, the "Group") lease a substantial portion of their operating assets have been included in the Group's consolidated financial statements.

        The Supervisory Board reviewed this matter in liaison with the Company's statutory auditors and has no particular comment on the implementation of this new principle by the Group. However, the implementation of the new accounting rules has reduced shareholders' equity to below zero. This mainly reflects that cumulative depreciation charges related to the operating assets owned by the financing companies incurred prior to the change in accounting principle were greater than the lease payments expensed by the Group for the same period.

        The results of the Group for Fiscal Year 2004 show a net loss of € 145.2 million, as compared to a net loss of € 56.0 million reported for Fiscal Year 2003. If this new principle had been in effect in Fiscal Year 2003, the Group's net loss for that year would have been € 58.3 million.

        The total revenues of the Group for Fiscal Year 2004 amounted to € 1,048.0 million, as compared to € 1,046.8 million for Fiscal Year 2003 on a pro-forma basis (as if the accounting change resulting from the Law on Financial Security had been in effect in Fiscal Year 2003). This reflects increased spending by theme park visitors and hotel guests, which was substantially offset by lower hotel occupancy rates resulting from increased capacity and competition at recently opened hotels owned and operated on-site by third parties, as well as an anticipated decline in real estate development revenues.

        Revenues generated for the Company by the Theme Parks increased by 5% to € 531.3 million, as compared to € 508.5 million in Fiscal Year 2003. This is due to stable Theme Parks attendance at 12.4 million visitors, but higher admission revenues driven by higher average park admission price. Merchandise and food and beverage revenues in the Theme Parks also increased.

        The revenues generated for the Company by services to subsidiaries were stable, decreasing by 2% to € 418.1 million, as compared to € 424.7 million in Fiscal Year 2003.

        In September 2004, the Company reached agreement with the Group's lenders and The Walt Disney Company ("TWDC") on the restructuring (the "Restructuring") of the Group's financial obligations. The Restructuring is intended to allow the Group to restore its financial situation and to pursue its business objectives, including continued development of Disneyland Resort Paris and its surrounding area.

        Once the Restructuring is implemented, it is intended to:

        •
        provide the Group with new cash resources, with a new € 150.0 million credit line from TWDC (which will be reduced to € 100.0 million after September 30, 2009) and a share capital increase with gross proceeds of at least € 250.0 million (before deducting underwriting commissions and other costs);

        •
        convert the Group's existing credit line with TWDC (under which € 110 million will be outstanding when the Restructuring is implemented) into subordinated long-term debt;

        •
        eliminate certain of the Group's cash payment obligations in respect of its borrowings, and defer certain of the Group's other cash payment obligations in respect of its borrowings and royalty and management fee obligations, partially on an unconditional basis and partially on a conditional basis (based on the Group's EBITDA, adjusted for certain items), allowing the Group to reduce the impact of business cycles on its cash obligations;

        •
        permit the Company to avoid paying € 292.1 million (plus € 16.0 million of interest) to Euro Disney Associés S.C.A. ("EDA", an indirect subsidiary of TWDC), that would have been necessary in order for the Company to exercise its option to directly re-acquire rights to the Disneyland Park and certain of its key attractions as provided in the leases relating to such assets; instead, the Company will indirectly acquire rights to such assets by acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of its assets and liabilities to EDA (TWDC will hold the remainder of EDA's share capital); and

        •
        allow the Group to implement a € 240.0 million investment plan and to increase annual expenditure on the maintenance and improvement of the existing asset base.

        Conversely, the Company accepted to pay higher interest rates on its senior bank loans. It also agreed to repay € 100 million to the banking syndicate and € 10 million to Caisse des Dépôts. In addition, the management fees and royalties due to TWDC for Fiscal Year 2004, which amount to € 57.7 million, will be paid after the completion of the above mentioned share capital increase.

        The purpose of the Restructuring is to allow the Group to pursue a development strategy designed to increase the number of theme park visitors and hotel guests, giving it the flexibility to take advantage of what management hopes will be a strong rebound in the European travel and tourism industry over the next several years.

        We inform you that the Supervisory Board met six times during Fiscal Year 2004 to review the financial situation of the Group, its activities, and the outlook and strategy being pursued. We also inform you that the Audit Committee met four times during Fiscal Year 2004 to review on behalf of the Supervisory Board the financial reporting process and the audit thereof, the internal control environment and the review thereof. The Committee reviewed also the internal and external audit functions.

        In light of the foregoing, we recommend that you approve the resolutions presented to your meeting in connection with:

        •
        the approval of the accounts of the Company for Fiscal Year 2004, including the transactions recorded therein and the management of the Company by the Gérant that they reflect, and the proposed allocation of the results; and

        •
        the appointment or renewal of the following members of the Supervisory Board:

        –
        Mr Martin Robinson, for a term of three years;

        –
        Mr Antoine Jeancourt-Galignani, for a new term of three years;

        –
        Mr Philippe Labro, for a new term of three years;

        –
        Sir David Paradine Frost, for a new term of three years;

        –
        Mr Thomas O. Staggs, for a new term of three years.

        Yours sincerely,

        Paris, November 15, 2004

        The Supervisory Board
        By: Antoine Jeancourt-Galignani
        Chairman of the Supervisory Board

Statutory Auditors' Report
on the Financial Statements
of Euro Disney S.C.A.

For the Year ended September 30, 2004

        To the Shareholders
        EURO DISNEY S.C.A.
        Chessy

        In compliance with the assignment entrusted to us by your Shareholders' Annual General Meeting, we hereby report to you, for the year ended September 30, 2004, on:

        –
        The audit of the accompanying financial statements of Euro Disney S.C.A.;

        –
        The justification of our assessments;

        –
        The specific verifications and information required by law.

        These financial statements have been approved by Euro Disney S.A.S., Gérant of Euro Disney S.C.A. Our role is to express an opinion on these financial statements based on our audit.

        1. OPINION ON THE FINANCIAL STATEMENTS

        We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements give a true and fair view of Euro Disney S.C.A.'s financial position and its assets and liabilities as of September 30, 2004 and of the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

        Without qualifying the opinion expressed above, we draw your attention on:

        •
        The existence of significant uncertainties about the Company's ability to continue as a going concern, as described in note 1-3. In that context, note 2 discloses that the financial statements have been prepared based on the principle that the Company will continue as a going concern assuming that all the necessary conditions to the implementation of the financial restructuring will be met within the required deadlines.

        •
        The financial impacts that the contribution operations submitted to the approval of the Extraordinary Shareholders' Meeting will have, as described in note 1-3.

        •
        The adoption during the year ended September 30, 2003 of the transition rules of the French Comité de la Réglementation Comptable 2002-10 as refined by the French Comité d'Urgence of July 9, 2003 in relation to the accounting for provisions for major renovations, of which impacts are described in note 2.

        2. JUSTIFICATION OF OUR ASSESSMENTS

        In accordance with the requirements of article L. 225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

        Going concern:

        Based on our work and the information communicated to us to date, and within the framework of our assessment of the accounting rules and principles applied by your Company, we assess that the notes to the financial statements provide adequate information as to the situation of your Company in light of the uncertainties on going concern mentioned above.

        The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

        3. SPECIFIC VERIFICATIONS AND INFORMATION

        We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

        We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Gérant, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

        In accordance with the law, we have verified that the management report contains the appropriate disclosures as to the identity of the principal shareholders.

        Paris, November 8, 2004

        The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN

Jean-Christophe Georghiou	Antoine Gaubert

Euro Disney S.C.A.
Five Year Financial Data Table (Parent Company)

Year ended September 30,	2004	2003	2002	2001	2000

Capital at the end of the period
– Share capital (in €)	10,826,803	802,512,670	804,883,343	804,768,524	804,757,074
– Number of outstanding ordinary shares	1,082,680,292	1,055,937,724	1,055,937,724	1,055,787,093	1,055,772,071
– Maximum amount of shares which can be created by way of:
* conversion of bonds	–	–	–	23,158,755	32,856,360
* conversion of ORAs	–	26,728,794	26,728,794	26,728,794	26,728,794
* exercise of warrants	–	103,338,319	103,338,319	103,338,319	103,338,461
* exercise of employee stock options	26,549,130	29,309,663	33,347,171	25,325,000	20,020,000

Result of the period (€ in millions)
– Sales (net of VAT)	951.1	937.7	961.2	910.4	852.7
– Income (loss) before income taxes, depreciation and provisions	(104.2)	(5.8)	6.7	48.3	78.1
– Income taxes/(tax benefits)	(2.6)	(5.2)	(2.8)	(8.4)	(7.9)
– Net income (loss)	(140.8)	(110.2)	(46.1)	31.0	36.3
– Dividends distributed	–	–	–	–	–

Earnings per share (in €)
– Earnings per share before depreciation and provisions but after income taxes	(0.09)	–	0.01	0.05	0.08
– Earnings (loss) per share after income taxes and depreciation and provisions	(0.13)	(0.10)	(0.04)	0.03	0.04
– Net dividend per share	–	–	–	–	–

Employees
– Average number of employees	12,082	12,143	12,389	11,029	11,352
– Total payroll costs (€ in millions)	259.1	265.8	255.3	227.4	220.1
– Total employee benefit costs (€ in millions)	101.0	94.3	91.7	74.5	72.6

Supervisory Board Report
on Related-Party Transactions

        Ladies and Gentlemen,

        Your Supervisory Board, pursuant to Part II of the "Code de commerce" and Article 6.3 (b) of the by-laws of your Company, is required to present to the annual General Meeting a report on related-party transactions governed by Article L. 226-10 of said Code.

        We inform you that, pursuant to said Article L. 226-10, the Gérant of your Company submitted to your Supervisory Board, which authorised them, during the fiscal year ended September 30, 2004 the following transactions:

        With respect to the day-to-day business of the Company:

        •
        during its meeting of January 28, 2004,

        –
        the terms of an agreement with Walt Disney Internet Group (WDIG) entitled Hosting and Related Services Agreement, relating to the provision by WDIG of hosting and related services in connection with the Internet site of the Euro Disney S.C.A. Group (the "Group").

        With respect to the negotiations between your Company, The Walt Disney Company ("TWDC"), the Caisse des Dépôts et Consignations and the representatives of the other Group's lenders on the financial restructuring of the Group, a detailed description of which is contained in the special management report on the contribution:

        •
        during its meeting of October 20, 2003 and March 25, 2004,

        –
        the granting by TWDC, on one hand, of an additional subordinated line of credit of € 45 million until March 31, 2004, and on the other hand, of an additional subordinated line of credit of € 25 million until May 31, 2004, in order to allow your Company to have additional liquidity if need be during the extended negotiation period;

        •
        during its meeting of September 28, 2004,

        –
        the memorandum of agreement between your Company, TWDC and all the Group's lenders, concerning the financial restructuring of the Group and whereby your Company obtains liquidity for sustaining its business and meeting its financial obligations as well as capital for investing in new park attractions as part of its long-term growth strategy (the "Memorandum of Agreement"),

        –
        the granting by TWDC of a new standby revolving credit facility for an initial amount of € 150 million as provided for in the Memorandum of Agreement.

        After examining all the documents submitted to your Supervisory Board by the Gérant, your Supervisory Board reports that, other than the aforementioned agreements and the agreements entered into by the Company and approved by you in previous years and still in effect during the fiscal year ended September 30, 2004, there were no other transactions governed by Article L. 226-10 of said Code made during said fiscal year.

        Yours sincerely,

        Chessy, November 15, 2004

        The Supervisory Board
        Antoine Jeancourt-Galignani
        Chairman of the Supervisory Board

Statutory Auditors' Special Report
on Related-party Transactions

Year ended September 30, 2004

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France."

PRICEWATERHOUSECOOPERS AUDIT 32, rue Guersant 75008 Paris	CADERAS MARTIN 76, rue de Monceau 75017 Paris

        To the Shareholders
        EURO DISNEY S.C.A.
        Chessy

        Dear Sirs,

        As Statutory Auditors of Euro Disney S.C.A., (the "Company"), we hereby present our report on related-party agreements.

        RELATED-PARTY AGREEMENTS AUTHORISED IN THE YEAR

        In application of article L. 226-10 of the French Code of Commerce, we have been advised of the following related party agreements authorised by your Supervisory Board during fiscal year 2004.

        Our responsibility does not include identifying other undisclosed agreements. We are required to report to you, on the basis of the information provided, about the main features and terms of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the decree of March 23, 1967, it is your responsibility to determine whether the agreements are appropriate and should be approved.

        We conducted our review in accordance with professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with its source.

        1.    Agreements between your Company and Walt Disney Internet Group, entity controlled by The Walt Disney Company ("TWDC")

        On January 28, 2004, your Supervisory Board authorised an agreement with Walt Disney Internet Group, related to web hosting for your Company and the Group. These services are billed in US dollars. The agreement was signed on November 4, 2004.

        During fiscal year 2004, charges recorded in connection with this agreement totalled € 549 thousand. Payments made amounted to € 591 thousand.

        2.    Agreements between your Company and The Walt Disney Company

        With respect to the negotiations between your Company, The Walt Disney Company, the Caisse des Dépôts et Consignations and the representatives of the other Group's lenders, your Supervisory Board authorised:

        a)
        During its meetings of October 20, 2003 and March 25, 2004, the granting by TWDC of additional subordinated lines of credit of € 45 million and € 25 million, respectively on November 3, 2003 and March 25, 2004. Those lines of credit bear interest at Euribor plus 100 points. These lines expired as of March 31, 2004 and May 31, 2004 respectively, without having been drawn.

        b)
        During its meeting of September 28, 2004, the authorisation of the following related-party agreements:

        •
        The memorandum of agreement between your Company, TWDC and all the Group's lenders, concerning the financial restructuring of the Group on a global restructuring of its financial engagements.

            The Restructuring, which is subject to certain conditions described below, aims to allow the Group to restore liquidity and to obtain capital to further grow and develop its activities.

            The principal features of the Restructuring are the following:

            –
            Your Company will conduct a share capital increase of at least € 250 million, before deduction of equity issuance costs, to be partially, directly or indirectly, subscribed by TWDC, with the remainder to be underwritten by a group of banks, subject to certain conditions.

            –
            Your Company will have access to additional financial resources under a new € 150 million credit line to be granted by TWDC until September 30, 2009 and € 100 million thereafter.

            –
            The Group's debt service obligations will be deferred partially on an unconditional basis and partially on a conditional basis, and its obligation to maintain security deposits will be eliminated (with its existing security deposit used to prepay debt), in exchange for which your Company will pay an increased interest rate on some of its debt.

            –
            A portion of the management fees and royalties payable to affiliates of TWDC will be deferred, partially on an unconditional basis (€ 125 million) and partially on a conditional basis (€ 200 million), with the conditional portion depending on your Company's financial performance.

            –
            Your Company will avoid making payments from June 2006, in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA, to exercise its option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of your Company's assets and liabilities (TWDC will indirectly hold the remaining 18% of EDA).

            –
            The Group will have the authorisation to implement a € 240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

          •
          The granting by TWDC as of September 30, 2004 of a new stand-by revolving credit facility for an amount of € 150 million as provided in the Memorandum of Agreement.

        RELATED-PARTY AGREEMENTS AUTHORISED IN PRIOR YEARS, WHICH REMAINED IN FORCE DURING THE YEAR

        In application of the provisions of the decree as of March 23, 1967, we have also been informed of the following agreements authorised in prior years, which remained in force during the year ended September 30, 2004.

        1.    Business Lease between your Company and Disney Channel (France) S.A.S.

        On September 26, 2000, your Supervisory Board authorised a lease, related to a building located in Walt Disney Studios Park.

        During fiscal year 2004, revenues recorded in connection with this agreement totalled € 2.7 million. Payments received totalled € 2.5 million.

        2.    Agreements between your Company and Euro Disney S.A.S., the Gérant of your Company, a 99% subsidiary of The Walt Disney Company

        a)
        Technical Services Agreement and Development Agreement

          On February 24, 1989 your Supervisory Board authorised the signing of these contracts, under the terms of which Euro Disney S.A.S provides your Company with the know-how required to create Disneyland Park and other facilities included in Phase IA and for subsequent development programs.

          During fiscal year 2004, expenditures under these contracts totalled € 26.1 million. Payments made amounted to € 23 million during the fiscal year.

        b)
        Base Management Fee and Management Incentive Fee

          In accordance with articles II.1 and II.2 of the Memorandum of Agreement, the Extraordinary General Meeting of shareholders held on June 8, 1994 approved, by passing the twelfth resolution, the amendment of Articles 4.2.a. and 4.2.b. of your Company's by-laws relating to reductions in the Base Management Fee and the Management Incentive Fee effective from October 1, 1993.

          Under the terms of the by-laws as amended, the Base Management Fee was reduced to zero between October 1, 1993 and September 30, 1998. From October 1, 1998, the rate was established to be equal to 1% per year of the total amount of revenues, as defined, of your Company and its subsidiaries and will be progressively brought to a maximum 6% rate per year as of October 1, 2018.

          Certain of your Company's debt agreements also provide for the deferral or partial reimbursement of payment of the Management Fees under specified circumstances.

          On March 26, 2003 and May 5, 2003, your Supervisory Board authorised the modification of the payment terms of the Base Management Fee payable to Euro Disney S.A.S. for the last three quarters of fiscal year 2003 and for the whole of fiscal year 2004. Under these terms, the Base Management Fee will be paid annually rather than quarterly. Additionally, your Board authorised that Euro Disney S.A.S. waives its rights to receive the Base Management Fee for the last three quarters of fiscal year 2003, subject to certain conditions and a "clause of return to better fortune". The amount waived would in the future become payable to the extent the amount of income before lease and financial charges, excluding depreciation and amortisation, exceeds € 450 million for any fiscal year ending on September 30 of the years 2004 through 2008.

          During fiscal year 2004, fees due under this contract totalled € 10.5 million. No payment has been made during the fiscal year.

          No amounts have been recorded and no payment has been made under the revised terms of the Management Incentive Fee.

        3.    Contract performance guarantee agreement between your Company, EDL Hôtels S.C.A., the six "Sociétés en Nom Collectif" formed for the financing of Phase IB ("the S.N.C.s") and certain financial institutions, including Banque Indosuez

        On February 4, 1991 your Supervisory Board authorised the signing of 20-year contract performance guarantee agreement in favour of EDL Hôtels S.C.A., the S.N.C.s, and certain financial institutions including Banque Indosuez, modified by your Supervisory Board held on March 21, 1991, under the terms of which your Company will undertake:

        –
        to bear the portion of the overall cost of the completion of 5 of 7 themed hotels plus the Disney Village (collectively, the Phase IB Facilities) in excess of € 869 million; and/or

        –
        to grant EDL Hôtels S.C.A., under certain conditions, subordinated loans enabling all sums due in respect of the completion of the Phase IB Facilities to be paid.

        4.    Agreements between your Company and EDL Hôtels S.C.A., a 99% subsidiary of your Company

        a)
        Technical and Administrative Services Agreement
        –
        On December 4, 1990, your Supervisory Board authorised the signature of a 30-year agreement to provide EDL Hôtels S.C.A. with various technical and administrative services in connection with the planning, development and operation of the Phase IB Facilities.

            In return for providing these services, your Company will bill EDL Hôtels S.C.A. for all costs incurred by or billed to your Company in relation to these services, as well as their relative portion of the Base Management Fee and the Management Incentive Fee payable by your Company in accordance with articles 4.1 to 4.3 of its by-laws.

          –
          On September 7, 1993 your Supervisory Board authorised the forgiveness of a receivable totalling € 76.9 million related to this Technical and Administrative Services Agreement for the period from the signature of the said agreement to September 30, 1993. This receivable forgiveness is subject to a "return to better fortune clause".

            Revenues recorded in the accounts under this agreement for the fiscal year ended September 30, 2004 totalled € 269.8 million. Payments received during the year totalled € 272.8 million.

        b)
        Intercompany Loan to EDL Hôtels S.C.A.
        –
        On December 4, 1990 your Supervisory Board authorised an agreement, modified by your Supervisory Board held on March 21, 1991, concerning the granting of a subordinated loan of a maximum of € 270.6 million to EDL Hôtels S.C.A. for a period of 20 years as part of the financing of the Phase IB Facilities.

        –
        Your Supervisory Board, at its meetings of March 14, 1994, April 6, 1994 and May 4, 1994 authorised the amendment of the repayment schedule for the loan. The amended repayment schedule began on August 5, 1998 and will end on February 5, 2014.

        –
        Interest as amended on August 10, 1994 shall be computed as follows:

            From August 20, 1992, the date of completion of the Phase IB Facilities, to the date of repayment, this loan shall bear interest at a rate of 6% per year, which progressively increases to a maximum of 16.5% per year, applicable as of February 6, 2011. Starting April 1, 1994 and until September 30, 2003 inclusive, the interest as described above was reduced.

            The following table summarises the various other actions approved by your Supervisory Board concerning this loan:

Supervisory Board Approval Date	Action Approved	Principal Amount	Interest Amount

March 21, 1991	Original loan	271	–
September 16, 1992	Forgiveness	(10)	–
September 7, 1993	Forgiveness	(55)	(18)
May 4, 1994	Forgiveness	(53)	–
September 25, 2001	Forgiveness	–	(2)
Cumulative Repayments	–	(29. 5)	–
Loan Balance Outstanding		123.5	NA

            All of the above listed debt and interest forgiveness are subject to "return to better fortune clauses". In addition, the September 25, 2001 debt forgiveness listed above was authorised for a total amount of € 30.5 million principal plus € 7.6 million of interest. The clause will expire on September 30, 2010.

            During fiscal year 2004, principal reimbursements received by your Company under this loan totalled € 7.6 million. Interest income accrued on the loan totalled € 16.6 million. Interest payments received totalled € 15.8 million.

        c)
        Debt forgiveness in relation to cash advances

          On September 7, 1993 your Supervisory Board authorised a debt forgiveness in favour of EDL Hôtels S.C.A. totalling € 44.7 million in respect of cash advances granted by your Company to EDL Hôtels S.C.A.

          This debt forgiveness is subject to a "return to better fortune clause".

        d)
        Sub-license agreement

          On March 21, 1991 your Supervisory Board authorised a sub-license agreement under which certain licensing rights obtained from The Walt Disney Company and held by your Company were granted free of charge to EDL Hôtels S.C.A.

        5.    Agreement with The Walt Disney Company (Netherlands) B.V.

        Your Company pays royalties, under the terms of a licence agreement, to TWDC (Netherlands) B.V., a company controlled by The Walt Disney Company.

        On March 26, 2003 and May 5, 2003, your Supervisory Board authorised the modification of the payment terms of the Royalties for the last three quarters of fiscal year 2003 and for the whole of fiscal year 2004. Under these terms, the royalties to be paid to TWDC (Netherlands) B.V. will be paid annually rather than quarterly. Additionally, your Board authorised that TWDC (Netherlands) B.V. waives its rights to receive the royalties for the last three quarters of fiscal year 2003 subject to certain conditions and a "clause of return to better fortune". The amount waived would in the future become payable to the extent the amount of income before lease and financial charges, excluding depreciation and amortisation, exceeds € 450 millions for any fiscal year ending on September 30 of the years 2004 through 2008.

        During fiscal year 2004, royalties due under this contract totalled € 47.2 million.

        Paris, November 15, 2004

        The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
Jean-Christophe Georghiou	Antoine Gaubert

Draft of Proposed Amended By-Laws
of Euro Disney S.C.A.

        EURO DISNEY S.C.A.

        Société en commandite par actions with a share capital of [10,826,802.92] euros
        Registered office: Immeubles Administratifs, Route Nationale 34
        77 700 Chessy (Seine-et-Marne)
        334 173 887 R.C.S. Meaux

        BY-LAWS

        ARTICLE I

        The Company

        Section 1.1 Form

        The company (the "Company"), originally incorporated as a société anonyme, was converted into a société en commandite par actions pursuant to a resolution passed at an Extraordinary General Shareholders' Meeting held on February 20, 1989. The Company is composed, on the one hand, of EDL Participations S.A., which is a shareholder and the sole general partner (associé commandité), and which shall bear unlimited liability for all debts and obligations of the Company, and, on the other hand, of all other shareholders, which are associés commanditaires (the "Shareholders"). The Company shall be governed by these by-laws and the laws and regulations applicable to sociétés en commandite par actions.

        Section 1.2 Purpose

        The purpose of the Company shall be:

        (i)
        to engage, directly or indirectly, in the design, development, construction, leasing, purchasing, sale, promotion, licensing, management and operation of:

        (a)
        one or more theme parks and leisure and entertainment facilities, including the Disneyland and Walt Disney Studios theme parks, located in Marne-la-Vallée, and all future extensions thereof,

          as well as, more generally, all other theme parks, restaurants, merchandise retailing facilities, leisure centers, nature parks, campgrounds, sports facilities, resorts and entertainment complexes located in Marne-La-Vallée or in any other place;

        (b)
        all other real estate operations, including without limitation in respect of undeveloped land, hotels, offices, housing, factories, schools, shopping centers, conference centers, parking lots located in Marne-La-Vallée or in any other place, including, without limitation, the buildings, plants and structures of the Euro Disneyland Project (the "EDL Project"), as defined in the agreement on the creation and the operation of Euro Disneyland in France (the "Master Agreement") dated as of March 24, 1987, as amended;

          as well as all roads, plants, and other utilities, infrastructures and services relating thereto;

        (ii)
        to invest directly or indirectly, by establishing new companies, forming unincorporated joint ventures (sociétés en participation) or partnerships (sociétés en nom collectif), subscribing to or purchasing shares, subscription rights and other securities, making contributions in kind, effecting mergers, or any other transactions relating to commercial, industrial or real estate activities which may be related to or further the purpose above mentioned;

        (iii)
        and generally to engage in any commercial, financial, industrial, real estate and other operations directly or indirectly related to any of the purposes referred to in (i) and (ii) above.

        Section 1.3 Name and Registered Office

        Until the expiration, for any reason whatsoever, of the license agreement granted by The Walt Disney Company or by any of its affiliated companies, the name of the Company shall be:

        EURO DISNEY S.C.A.

        In the event such license agreement is terminated, Management (Gérance) shall take the necessary steps to allow the Company to adopt a new name and make the resulting changes to these by-laws.

        All formal communications (actes) or documents issued by the Company to third parties shall use this name.

        The registered office of the Company is located at "Immeubles Administratifs", Route Nationale 34, 77 700 Chessy, Seine-et-Marne. Management may transfer the registered office to any other location within the département or in a neighboring département.

        Section 1.4 Duration

        The Company shall remain in existence for 99 calendar years from the date of its registration with the Registry of commerce and companies, or until the earlier dissolution of the Company in accordance with the law or these by-laws.

        ARTICLE II

        Share Capital

        Section 2.1 Share Capital

        The share capital of the Company is ten million eight hundred twenty six thousand eight hundred two euros and ninety two cents (€ 10,826,802.92) divided into one billion eighty-two million six hundred eighty thousand two hundred ninety two (1,082,680,292) shares (the "Shares").

        Section 2.2 Capital Increases

        (a)
        The share capital of the Company may be increased by any means provided by law, including the issuance of new equity securities, which may be of the same class or of a different class from the existing Shares including non-voting preferred Shares (actions à dividende prioritaire sans droit de vote) by an increase in the nominal value of existing Shares.

        (b)
        All Shares issued as part of a capital increase shall be paid-in at the time of issuance on such terms as may be determined by the Extraordinary General Shareholders' Meeting referred to in Section 2.2(c) below.

        (c)
        All capital increases of the Company shall be approved by the Shareholders at an Extraordinary General Shareholders' Meeting after receiving the unanimous approval of the general partners (the "General Partners"). The Shareholders may at such a meeting, after receiving the unanimous approval of the General Partners, the authority to carry out a capital increase within the time prescribed by applicable law, to determine the amount and terms of such a capital increase, and to take all necessary action relating thereto, including amending these by-laws.

          The Supervisory Board shall issue a report on any capital increase of the Company proposed by Management to the Shareholders.

        Section 2.3 Capital Reductions

        The Shareholders may, at an Extraordinary General Shareholders' Meeting, after receiving the unanimous approval of the General Partners and in accordance with applicable law, reduce, or confer on Management the authority to reduce, the share capital of the Company for any reason and by any method provided by law.

        The Supervisory Board shall issue a report on any proposed reduction in the share capital of the Company.

        Section 2.4 Form and Ownership and Transfer of Shares

        (a)
        Title to Shares in registered form results from their registration in the name of their holder in a share account maintained for this purpose by the Company or by an agent of the Company as provided for by applicable law. Transfer of Shares shall be consummated only by transfer of such Shares from the account of the transferor to the account of the transferee upon presentation of a share transfer order or other suitable document signed by the transferring Shareholder or his attorney-in-fact, all in accordance with procedures established by Management or, in the event that the transfer of Shares is settled through the agency responsible for securities clearance (Euroclear France), in accordance with the procedures established by such agency.

        (b)
        All Shares in bearer form shall be recorded in securities accounts, as provided for by applicable law and regulations. Such Shares may be transferred freely from one securities account to another.

          However, certificates or other instruments evidencing Shares may be issued in circumstances and on the terms provided for by applicable law and regulations.

        (c)
        In the event that transfers of Shares are settled through the agency responsible for securities clearance (Euroclear France), the Company may, under the terms provided for by applicable law and regulations, require such agency to provide the Company at any time, in exchange for payment by the Company of a fee the maximum amount of which shall be set by order of the Ministry of Economy, with the name, or, in the case of a legal entity, the corporate denomination, the nationality and the address or location of the registered office, as the case may be, of holders of securities of the Company that entitle such holders, either immediately or in the future, to vote at Shareholders' meetings, together with information concerning the number of such securities held by each of such holders and, if applicable, any restrictions to which such securities may be subject.

        (d)
        Any individual or legal entity, acting on its own or in concert with others, who becomes a holder in any manner, within the meaning of Article L.233-7 et seq. of the Commercial Code, of Shares representing two percent (2%) or any integral multiple of two percent (2%) of the share capital of the Company, shall, if the Shares are held through a financial intermediary duly authorized to act as a custodian in accordance with the provisions of article L.211-4 of the French Code monétaire et financier (Financial and Monetary Code), notify the Company by registered letter with return receipt requested, addressed to the Company at its registered office, of the total number of Shares and voting rights held by such individual or legal entity. Such notice shall be given within five (5) business days (jours de bourse) from the date on which the relevant percentage threshold is attained. Should the number or allocation of voting rights not correspond to the number or allocation of Shares, the above-mentioned percentage thresholds would be determined with reference to the holding of voting rights.

          The same obligation shall apply, on the same terms and conditions, each time the holding of Shares or voting rights falls below the percentage thresholds described in the preceding paragraph.

          In the event of non-compliance with the above provisions, the Shares held in excess of the relevant percentage that have not been declared shall be deprived of the right to vote, and the voting rights attached to such Shares that have not been regularly declared cannot be exercised at any General Shareholders' Meeting that would be held until the expiration of the time-period provided for by applicable law or regulations following the date when the required notification has been made. Except in the event of the crossing of one of the thresholds provided by Article L. 233-7 referred to above, such sanction shall be applied only upon the request, recorded in the minutes of a General Shareholders' Meeting, of one or more Shareholders holding Shares representing two percent (2%) or more of the share capital of the Company.

        Section 2.5 Rights and Obligations Relating to Shares

        (a)
        Each Share represents an interest in the assets and profits of the Company that is proportional to the portion of the share capital of the Company represented by the nominal value of such Share. The liability of each Shareholder, even as to third parties, is limited to the nominal value of the Shares owned by such Shareholder.

        (b)
        Any person owning one or more Shares shall be bound by these by-laws and by all decisions made in accordance with these by-laws at any Ordinary or Extraordinary General Shareholders' Meeting.

        (c)
        Shares and the rights and duties pertaining to such Shares are indivisible vis-à-vis the Company. Persons who share an undivided interest in a Share must deal with the Company through a single designated representative. The voting right attached to the Share belongs to the bare owner (nu-propriétaire) both at Ordinary General Shareholders' Meetings and Extraordinary General Shareholders' Meetings.

        (d)
        No heir, successor in interest, creditor or representative of any Shareholder may obtain the liquidation or judicial receivership of the Company or the partition of any of its assets, or take part in any manner in the management of the Company.

        (e)
        In the event that the exercise of any right requires ownership of more than one Share, owners of a single Share, or of a number of Shares less than the necessary number of Shares, may exercise such a right only after obtaining under their own responsibility the necessary number of Shares through purchase, sale or otherwise.

        (f)
        All Shares comprising the share capital of the Company shall be considered fungible for tax purposes. Accordingly, any tax which becomes due for any reason with respect to some, but not all, of such Shares, due to the redemption by the Company of the nominal value of such Shares during the existence or upon liquidation of the Company, shall be allocated among all the Shares comprising the share capital of the Company at the time of such redemption or redemptions in such a way that all existing and future Shares shall entitle the owners of such Shares to the same benefits and to receive the same net amount of funds.

        (g)
        The Company may require the repurchase, subject to the conditions set forth in Article L.228-19 of the Commercial Code, of all of its non-voting preferred Shares or of a class of such Shares, each class being determined by its date of issue.

        ARTICLE III

        Management

        Section 3.1 Management

        (a)
        The Company shall be managed exclusively by one or more Managers appointed exclusively by unanimous vote of the General Partners.

        (b.1)
        Each Manager shall have the broadest authority to take any and all action in the name of the Company within the scope of the Company's corporate purpose and to bind the Company in all respects. Each Manager, in accordance with applicable law, may authorize and grant guarantees (cautions, avals and garanties) in the name of the Company. Each Manager may delegate part of its authority to one or more persons who may or may not be employed by the Company and who may or may not have contractual relationships with the Company. Such delegation shall not affect the duties and responsibilities of the Managers with respect to the exercise of such powers.

        (b.2)
        Any significant agreement entered into between the Company and any affiliate of any of the Managers or any significant amendment made to such an agreement, must be submitted to the prior approval of the Supervisory Board. No officer or employee of the Manager or of any affiliate of a Manager who is also a member of the Supervisory Board may vote on the approval of such agreements or of any significant amendments to such agreements. An "affiliate of a Manager" shall mean any company which controls, directly or indirectly, the Manager or which is controlled, directly or indirectly, by the Manager or is under common control, directly or indirectly, with the Manager, it being specified that a company controls another company:

        –
        when it holds, directly or indirectly, a portion of the share capital conferring on it the majority of voting rights at general shareholders' meetings of such other company; or

        –
        when it is the sole holder of the majority of voting rights in such other company pursuant to an agreement entered into with other partners or shareholders and which is not detrimental to the interest of such other company; or

        –
        when by virtue of its voting rights it has the actual power to make decisions at the general shareholders' meetings of such other company.

        (c)
        Each Manager shall serve as a Manager until its resignation, except that any Manager may be removed (i) at any time for legal incapacity (incapacité) (whether due to bankruptcy proceedings or otherwise) by unanimous vote of the General Partners, (ii) at any time for any other reason by unanimous vote of the General Partners and the vote of an Extraordinary General Shareholders' Meeting and (iii) by judicial action as provided by applicable law, upon a final, binding and non-appealable judgment by a court of competent jurisdiction that a legitimate ground exists for such removal. No Manager shall resign as a Manager of the Company except upon six (6) months' prior written notice of such resignation to the Supervisory Board. In the event of resignation or removal of any Manager, the General Partners shall have the exclusive right to replace such Manager by unanimous vote in accordance with Section 3.1(a) above. The removal of a Manager will not affect its right to receive any accrued and unpaid portion of the Management Fee (as defined below) or to receive reimbursement of any unreimbursed and effectively paid out-of-pocket costs.

        (d)
        The Company shall reimburse each Manager directly for all direct and indirect costs incurred by or invoiced to the Manager in connection with the management of the Company after the date of the transformation of the Company into a société en commandite par actions. Such reimbursable costs shall be invoiced and repaid monthly.

        ARTICLE IV

        Management Fee

        The Manager shall receive or, as the case may be, the Managers shall receive and distribute among themselves by mutual agreement, an annual Management Fee (the "Management Fee"), equal to twenty five thousand (25,000) euros payable in one installment at the end of each fiscal year.

        ARTICLE V

        General Partners

        Section 5.1 Transfer of Interests

        Any General Partner may, with the unanimous consent of all the other General Partners, as well as the approval of Shareholders at an Extraordinary General Shareholders' Meeting as provided in Section 8.3(d), transfer any of its rights as a General Partner in the Company. Upon consummation of such transfer as provided by applicable law, the transferee of such rights shall acquire the status of a General Partner of the Company, with all the rights, powers, duties and obligations related to such status.

        Section 5.2 Incapacity or Death of a General Partner

        In the event of the bankruptcy (redressement ou liquidation judiciaire) or other legal incapacity of any General Partner, the Company, if there exists one or more other General Partners, shall continue in existence and shall not be dissolved. In the event of the death of a General Partner who is an individual, the Company shall continue in existence and the surviving General Partners may, subject to the conditions set forth in Section 5.1, purchase the entire interest in the Company formerly held by the deceased General Partner.

        ARTICLE VI

        Supervisory Board

        Section 6.1 Constitution of the Supervisory Board

        (a)
        The Company shall have a Supervisory Board that shall verify and monitor the management of the Company and that shall have, for this purpose, the same powers as the Statutory Auditor. The Supervisory Board shall have as its members at least three Shareholders. During his term of office, each member of the Supervisory Board must be the holder of at least one Share in the Company. If at the date of his appointment, a member of the Supervisory Board is not the holder of the required number of shares, or if, in the course of his term of office, he ceases to be the holder thereof, the member will be deemed to have resigned if he has failed to comply with this requirement within three months. The initial members of the Supervisory Board shall be elected to terms ending at the adjournment of the Annual Ordinary General Shareholders' Meetings (as defined in Section 8.2(a) below) for each of the three fiscal years ending September 30, 1989, 1990 and 1991, respectively, and subsequent members of the Supervisory Board shall be elected to terms of three years by the Ordinary General Shareholders' Meeting (excluding the General Partners, who shall not vote in such elections). For this purpose, the term "year" refers to the period between two consecutive Annual Ordinary General Shareholders' Meetings. Members of the Supervisory Board may be re-elected. The duties of a member of the Supervisory Board shall terminate at the adjournment of the Annual Ordinary General Shareholders' Meeting which passes on the annual financial statements relating to the prior fiscal year and which is held in the year during which the term of office of such member comes to an end. At least half of the members of the Supervisory Board shall be less than 70 years of age. No person whose age exceeds 70 years at the date such person would be expected to take office may be elected a member of the Supervisory Board if such election would cause a majority of the members of the Supervisory Board to exceed 70 years of age at the time such office is taken. If this limit is exceeded during the term of office of members, then the oldest sitting member of the Supervisory Board shall be deemed to have resigned at the adjournment of the next General Shareholders' Meeting.

        (b)
        In the event of a vacancy resulting from the death, legal incapacity or resignation of any member of the Supervisory Board, the Supervisory Board, with the prior approval of Management, may temporarily fill the vacancy with a new member who shall serve for the unexpired remainder of the term of the former member. Any temporary appointment so made by the Supervisory Board must be ratified by the next Ordinary General Shareholders' Meeting. Failure to so ratify the temporary appointment of a member of the Supervisory Board shall not affect the validity of the acts of such temporary member and the Supervisory Board in the period prior to such Ordinary General Shareholders' Meeting.

        Section 6.2 Officers; Meetings

        (a)
        The Supervisory Board shall elect from among its members a chairman and, if it so chooses, one or more vice-chairmen.

          The chairman or, in his absence, any vice-chairman, shall preside at meetings of the Supervisory Board. In the event the chairman and the vice-chairmen are absent, the Supervisory Board may temporarily appoint one of its members to fill their places.

          The Supervisory Board also shall appoint a secretary, who may, but need not, be a Supervisory Board member.

        (b)
        The Supervisory Board shall meet as often as required by the Company's interests, at the Company's registered office or at any other place specified in the notice of meeting. The Managers shall be entitled to attend, but not to vote at, such meetings at which they must be called. Meetings may be called by the chairman of the Supervisory Board, by one-half or more of its members, or by any Manager or General Partner of the Company, provided the members of the Supervisory Board and the Managers have received a written notice to that effect.

        (c)
        The presence of one-half of the members (or, in the event there is an odd number of members, a majority of members) of the Supervisory Board shall constitute the requisite quorum. The Supervisory Board shall act at any meeting upon the vote of the majority of its members present who are entitled to vote or by vote of two members if only two members are present and entitled to vote, provided that a quorum is present. A member of the Supervisory Board may be represented by another member of the Supervisory Board provided that no member may hold more than one proxy. The chairman of the Supervisory Board, in addition to voting as a regular member, shall be entitled to cast an extra and deciding vote in the event of a tie vote. Minutes of the meetings of the Supervisory Board shall be kept in a special register and signed either by the chairman and the secretary or by a majority of the members. All copies or extracts from such minutes shall be certified by either the chairman of the Supervisory Board or by one of the Managers or, if the circumstances so require, by one of the vice-chairmen of the Supervisory Board.

        Section 6.3 Specific Duties and Powers

        (a)
        Each year, the Supervisory Board shall provide the Annual Ordinary General Shareholders' Meeting with a report noting the irregularities or errors, if any, detected by the Supervisory Board in the annual financial statements of the Company and noting any reasons why the distribution of dividends proposed by the Managers should not be approved by the Shareholders. On the occasion of each such Annual Ordinary General Shareholders' Meeting, the Supervisory Board may comment on the financial results of the Company and give its opinion as to any question appearing on the agenda.

        (b)
        The Supervisory Board shall consider and shall have the authority to approve all contracts, agreements and transactions referred to in Article L. 226-10 of the Commercial Code. The Supervisory Board shall provide the Ordinary General Shareholders' Meeting with a special report considering such contracts, agreements and transactions.

        (c)
        The Supervisory Board may call an Ordinary or Extraordinary General Shareholders' Meeting at any time after providing written notice to the Managers and complying with all notice requirements provided by applicable law.

        (d)
        In addition, the Supervisory Board shall provide the General Shareholders' Meeting with a report whenever the Supervisory Board convenes such General Shareholders' Meeting and whenever the Statutory Auditor of the Company is required by law to provide a report to such General Shareholders' Meeting.

        (e)
        The Supervisory Board shall prepare a report on any capital increase proposed by Management to the Shareholders and on any proposed capital reduction.

        Section 6.4 Compensation

        The members of the Supervisory Board shall receive collectively from the Company a fixed annual fee that shall be determined by the Ordinary General Shareholders' Meeting and shall be paid each year until the Ordinary General Shareholders' Meeting decides to change such amount. The Supervisory Board shall allocate this fee among its members in any manner it sees fit.

        ARTICLE VII

        Statutory Auditor

        Section 7.1 Qualification; Appointment

        The Company is controlled, as provided by law, by a Statutory Auditor (commissaire aux comptes) meeting the legal requirements for appointment. When required by law, the Company shall designate at least two Statutory Auditors.

        The Statutory Auditor shall be appointed for a term of six (6) years by the Ordinary General Shareholders' Meeting, which also shall, for each Statutory Auditor, appoint an Alternate Auditor meeting the same legal requirements and shall establish the compensation of the Statutory Auditors according to applicable law and regulations.

        Each Alternate Auditor shall fulfill the duties of a regular Statutory Auditor for the remainder of the term of the replaced Statutory Auditor if the latter refuses to act, is prevented from acting, dies, resigns, is removed or becomes otherwise legally incapable of fulfilling his duties. The Statutory Auditor and Alternate Auditor may be removed from office only for cause or incapacity by order of a court of competent jurisdiction as provided by applicable law.

        Section 7.2 Reports

        In addition to other duties conferred by applicable law, the Statutory Auditor shall, after the end of each fiscal year, provide the Annual Ordinary General Shareholders' Meeting:

        (a)
        with a report certifying that the annual financial statements relating to such fiscal year are valid and sincere and fairly present the results of operations of the Company for the past fiscal year as well as its financial condition and assets as of the end of such fiscal year. Should the Statutory Auditor refuse to so certify, its report to the Annual Ordinary General Shareholders' Meeting shall explain the reasons for such refusal; and

        (b)
        with a special report concerning the contracts, agreements and transactions referred to in Section 6.3(b) above, prepared in accordance with applicable law.

        ARTICLE VIII

        General Shareholders' Meetings

        Section 8.1 General Meetings

        (a)
        General shareholders' meetings, which may be ordinary general meetings ("Ordinary General Shareholders' Meetings") or extraordinary general meetings ("Extraordinary General Shareholders' Meetings"), may be called by any Manager or by the Supervisory Board, or by any other persons empowered to do so pursuant to applicable law or these by-laws. In addition to an agenda, notices of general shareholders' meetings shall specify the date, time and place of the meeting and shall be provided to the Shareholders and Managers in accordance with the timing and other requirements of applicable law. The general shareholders' meetings shall be held at the registered office of the Company or at any other place located in France, according to the decision made by the author of the notice.

          The agenda shall contain, in addition to the items proposed by the person calling the meeting, any other items proposed by the Managers. Only questions which appear on the agenda may be taken up and considered at the meeting.

        (b)
        General shareholders' meetings are presided by one of the Managers, or, if the Managers are absent or one of the Managers so chooses, the chairman of the Supervisory Board or, in his absence, any vice-chairman of the Supervisory Board.

          In the absence of the Managers and of the chairman and vice-chairmen of the Supervisory Board, the Shareholders present at such general shareholders' meeting shall elect a chairman of the meeting by majority vote. Tellers and the secretary of general shareholders' meetings (together with the chairman of the meeting, the "Officers") shall be appointed, and the Shareholders' attendance sheet shall be prepared and certified, according to applicable law.

        (c)
        At each general shareholders' meeting, every Shareholder shall have a number of votes equal to the number of Shares owned or represented by such Shareholder determined on the fifth business day prior to the date of the meeting, except as otherwise provided by law. Each Shareholder unable to attend the meeting personally may choose one of the three following alternatives:

        –
        designate another Shareholder or his spouse as proxy;

        –
        vote by mail; or

        –
        give a proxy to the Company without voting instructions,

          in each case in accordance with the requirements of applicable law and regulations.

          If any proxy submitted by a Shareholder does not specify who may vote such proxy, the chairman of the general shareholders' meeting shall vote such proxy in favor of all resolutions proposed or approved by the Managers, and against all other proposed resolutions. Any Shareholder wishing to vote otherwise by proxy must designate as proxy a person who agrees to vote in accordance with such Shareholder's instructions.

        (d)
        The proceedings of each general shareholders' meeting shall be recorded in minutes kept in a special register and signed by the Officers. Minutes so prepared and kept shall be the authentic record of such meetings. All copies of or extracts from such minutes shall be certified by one of the Managers, the Chairman of the Supervisory Board or the Secretary of the general shareholders' Meeting.

        Section 8.2 Ordinary General Meetings

        (a)
        Ordinary General Shareholders' Meetings may be called at any time. However, an annual Ordinary General Shareholders' Meeting (the "Annual Ordinary General Shareholders' Meeting") shall be called at least once a year, within six (6) months of the close of each fiscal year.

        (b)
        Each Annual Ordinary General Shareholders' Meeting shall (i) receive and consider the management report prepared by the Managers concerning, among other things, the activities of the Company during the prior fiscal year, as well as the annual reports of the Supervisory Board and of the Statutory Auditor and (ii) discuss and approve the annual financial statements and the proposed allocation of net profits, in accordance with these by-laws and with applicable law. In addition, each Annual Ordinary General Shareholders' Meeting and any other Ordinary General Shareholders' Meeting may appoint and remove the members of the Supervisory Board, name the Statutory Auditor and pass on all matters within its competence listed on the agenda for such Meeting, with the exception of any items listed in Section 8.3 as being within the competence of an Extraordinary General Shareholders' Meeting.

        (c)
        An Ordinary General Shareholders' Meeting shall consist of all Shareholders meeting the conditions required by applicable law.

          Upon the initial convocation of an Ordinary General Shareholders' Meeting, the presence of Shareholders holding or representing in the aggregate at least one-quarter of the outstanding Shares with the right to vote shall constitute a quorum necessary for the transaction of any business. No quorum shall be necessary for the transaction of business at an Ordinary General Shareholders' Meeting that is convened a second time for lack of a quorum at the initial meeting.

        (d)
        No action (except for action relating to election, resignation and removal of members of the Supervisory Board) may be taken at an Ordinary General Shareholders' Meeting without the prior unanimous consent of the General Partners. Written notice of any such consent shall be given to the Managers prior to the date of such Ordinary General Shareholders' Meeting.

        (e)
        The Ordinary General Shareholders' Meeting shall in all cases act by majority of the votes of the Shareholders present, or represented, at such meeting.

        (f)
        The Ordinary General Shareholders' Meeting shall decide by vote on authorizing the legal representative of the Company or of any of its subsidiaries, on behalf of the Company or such subsidiary as shareholder (associé commanditaire) or general partner (associé commandité), as the case may be, of Euro Disney Associés S.C.A. to vote on the approval of any agreement entered into by Euro Disney Associés S.C.A. falling within the scope of article L .226-10 of the French Commercial Code.

        Section 8.3 Extraordinary General Shareholders' Meetings

        (a)
        An Extraordinary General Shareholders' Meeting shall decide by vote on:

        (a.1)
        any and all proposed amendments to these by-laws whose approval by the Extraordinary General Shareholders' Meeting is required by applicable law, including, without limitation, and subject to other provisions of these by-laws:

        (i)
        increasing or reducing the capital of the Company;

        (ii)
        modifying the terms and conditions for transfers of Shares;

        (iii)
        altering the composition of Ordinary General Shareholders' Meetings or the voting rights of Shareholders at Ordinary General Shareholders' Meetings or Extraordinary General Shareholders' Meetings;

        (iv)
        changing the purpose, duration or registered office of the Company (subject to the Managers' authority to change the registered office pursuant to Section 1.3); and

        (v)
        transforming the Company into a company having a different legal form, such as a société anonyme or a société à responsabilité limitée;

        (a.2)
        dissolving the Company, as well as approving any transfer or sale by the Company which would entail the dissolution of the Company or a reduction of the Company's corporate purpose;

        (a.3)
        the sale by a General Partner to a third party of all or part of his rights in the Company as General Partner;

        (a.4)
        effecting a merger of the Company;

        (a.5)
        authorizing the legal representative of the Company or of any of its subsidiaries, on behalf of the Company or such subsidiary as shareholder (associé commanditaire) or general partner (associé commandité), as the case may be, of Euro Disney Associés S.C.A. to vote on, or consent to, matters relating to:

        •
        the removal of any manager (gérant) of Euro Disney Associés S.C.A.;

        •
        any capital increase or capital reduction of Euro Disney Associés S.C.A.;

        •
        any modification to the terms and conditions applicable to the transfer of Euro Disney Associés S.C.A.'s shares;

        •
        any modification to the composition of Euro Disney Associés S.C.A.'s ordinary shareholders meetings or the voting rights of Euro Disney Associés S.C.A.'s shareholders at ordinary general meetings or extraordinary general meetings;

        •
        any modification to the corporate purpose, duration or registered office of Euro Disney Associés S.C.A. (subject to the gérant's power to move the registered office within the Seine-et-Marne départementor in a neighboring département);

          •
          any change of corporate form of Euro Disney Associés S.C.A. (e.g., conversion into a société anonyme or a société à responsabilité limitée);

          •
          the dissolution of Euro Disney Associés S.C.A., as well as any transfer or sale by Euro Disney Associés S.C.A. which would result in the dissolution of Euro Disney Associés S.C.A. or a reduction of its corporate purpose;

          •
          the sale by a general partner to a third party of its interest in Euro Disney Associés S.C.A.;

          •
          any merger of Euro Disney Associés S.C.A.; and

        (a.6)
        deciding all other matters on which the Extraordinary General Shareholders' Meeting may validly act under applicable law.

        (b)
        An Extraordinary General Shareholders' Meeting shall consist of all Shareholders meeting the conditions required by applicable law.

          Upon the initial convocation of an Extraordinary General Shareholders' Meeting, the presence of Shareholders holding or representing a total of at least one-half of the Shares outstanding shall constitute a quorum necessary for the transaction of any business. On the occasion of the second convocation of an Extraordinary General Shareholders' Meeting for lack of a quorum at the initial meeting, the quorum necessary for the transaction of any business shall be one-quarter of the Shares entitled to vote.

        (c)
        No action may be taken at an Extraordinary General Shareholders' Meeting without the prior unanimous consent of the General Partners; provided, however, that action at an Extraordinary General Shareholders' Meeting relating to the transformation of the Company into a company with a different legal form will require only the prior consent of a majority of the General Partners.

          Written notice of any such consent shall be given to the Managers prior to the date of such Extraordinary General Shareholders' Meeting.

        (d)
        The Extraordinary General Shareholders' Meeting shall in all cases act by two-thirds of the votes of the Shareholders present or represented at such meeting. By exception to the foregoing, a transfer by a General Partner of a portion of its rights as a General Partner in the Company to a third party will require a vote of a majority by number of all Shareholders and a majority by voting rights of the Shareholders present or represented and a transfer by a General Partner of the entirety of such rights shall require a unanimous vote of all Shareholders.

        Section 8.4 Shareholder Access to Information

        Each Shareholder shall be entitled to have access to, or, as the case may be, to receive, documents and minutes of the Company as provided by applicable law.

        ARTICLE IX

        Accounts; Allocation of Profits

        Section 9.1 Fiscal Year

        Each fiscal year of the Company shall begin on October 1 of each year and shall end on September 30 of the following year.

        Section 9.2 Financial Statements

        Following the close of each fiscal year, the Managers shall prepare, present to the Supervisory Board and make available to the Statutory Auditor the annual financial statements, an inventory of assets, a statement of net realizable assets, a table of sources and uses of funds, a provisional income statement, a financing plan and a statement of revenues concerning such fiscal year, all as required by applicable law. The Managers shall also prepare a management report.

        Section 9.3 Allocation of Profits

        The income statement, which sets forth the revenues and expenses (including the Management Fee and reimbursements owed to the Managers) of each fiscal year, shall set forth, after subtraction of amounts allocated to depreciation and reserves, the profit or loss of such fiscal year, resulting from the difference between revenues and expenses.

        Each fiscal year, there shall be deducted from the profit (after subtraction of prior losses, if any) an amount allocated to a legal reserve fund pursuant to Article L. 232-10 of the Commercial Code. Such allocation shall no longer be required if the balance of such legal reserve fund reaches one-tenth (1/10th) of the amount of the Company's share capital, but shall again become required if, for any reason, the balance of such legal reserve fund falls below one-tenth (1/10th) of the Company's share capital.

        Distributable profit shall consist of the profit for the fiscal year, less any prior losses carried forward, less any amounts required to be allocated to retained earnings pursuant to applicable law or the by-laws, plus any profit carried forward.

        The General Partners shall have the right to receive each year 0.50% of the profit for the fiscal year. The Managers may propose to the General Shareholders' Meeting, prior to the distribution of dividends to Shareholders, to allocate all or part of the profit to other retained earnings accounts to the extent permitted and under the conditions specified by applicable law.

        The General Shareholders' Meeting considering the financial statements of each fiscal year may grant to each Shareholder the right to choose whether to receive all or a part of the dividends to be paid in such year in cash or in Shares.

        Similarly, an Ordinary General Shareholders' Meeting, acting in accordance with Article L.232-12 of the Commercial Code on the payment of interim dividends, may grant to each Shareholder the right to choose whether to receive all or part of such interim dividends in cash or in Shares.

        Offers to pay dividends in Shares, the price and terms of issue of such Shares, as well as requests for payment in Shares and the terms and conditions of related capital increases, shall be governed by applicable law and regulations.

        Any dividends declared shall be payable at the times and places designated by Management within a maximum of nine (9) months (or such longer period as may be ordered by a court of competent jurisdiction) of the close of the fiscal year.

        ARTICLE X

        Dissolution and Liquidation

        Section 10.1 Allocation of Losses

        Any losses of the Company shall be borne by the Shareholders in proportion to the number of Shares held by each Shareholder; provided that in no case shall a Shareholder be liable for any amount exceeding the nominal value of its Shares.

        Section 10.2 Dissolution

        (a)
        If, due to losses shown in the annual financial statements of the Company, the stated net equity (capitaux propres) of the Company is less than one-half of the share capital of the Company, the Managers shall, within four (4) months of the approval by the Shareholders of the annual financial statements showing such losses, call an Extraordinary General Shareholders' Meeting, which shall decide whether the Company should be dissolved. If such Extraordinary General Shareholders' Meeting does not decide to dissolve the Company, the Company must, if the balance of stated net equity has not increased to at least one half of the share capital of the Company within the time limits provided by applicable law, reduce its outstanding share capital by an amount at least equal to any such losses which could not be charged to retained earnings accounts.

          The decision made at the Extraordinary General Shareholders' Meeting shall in all cases be published in accordance with applicable law. Should the Extraordinary General Shareholders' Meeting not be held or not be in a position to validly act, or should the provisions of the second sentence of the first paragraph of this Section not be complied with, any interested party.may petition the Commercial Court for dissolution of the Company.

        (b)
        The Company shall be dissolved upon the occurrence of any event specified by law, including expiration of the duration of the Company, as it may be extended, or by early dissolution decided by an Extraordinary General Shareholders' Meeting, with the prior unanimous approval of the General Partners.

        Section 10.3 Liquidation of the Company

        The Company shall be liquidated immediately upon dissolution of the Company for any reason.

        One or more liquidators shall be designated by the Shareholders, with the unanimous approval of the General Partners, at either the Extraordinary General Shareholders' Meeting which notes or decides upon dissolution (which Extraordinary General Shareholders' Meeting shall act according to the quorum and majority rules applicable to Ordinary General Shareholders' Meetings), or at an Ordinary General Shareholders' Meeting specifically called to act on such matters.

        The liquidator or liquidators shall represent the Company and shall have full powers to liquidate the assets of the Company, including by private sale, to pay creditors of the Company and to distribute any available remaining balance.

        The General Shareholders' Meeting may authorize the liquidator or liquidators to continue any outstanding business transactions of the Company and to initiate additional business transactions for purposes of the liquidation.

        The net proceeds of liquidation of the Company, after settlement of all liabilities, shall be used to reimburse the total nominal paid-in amount of the outstanding Shares.

        Any balance remaining shall be distributed, to the extent of the total amount of any retained earnings accounts previously funded by allocation of profits otherwise available for distribution to the Shareholders, to the Shareholders in proportion to the number of Shares held by each of them.

        Any balance remaining shall be distributed:

          –
          up to 0.50% to the General Partners, to be divided among them as they may agree, and

          –
          up to 99.50% to the Shareholders, pro rata to the number of Shares held by each of them.

EURO DISNEY S.C.A.
a "société en commandite par actions" with a share capital of 10,826,802.92 euros registered office: Immeubles Administratifs—Route Nationale 34
Chessy (Seine-et-Marne)—France
Commercial and Companies Registry 334 173 887 MEAUX

COMBINED GENERAL MEETING OF SHAREHOLDERS OF DECEMBER 17, 2004
IN CHESSY, FRANCE

Admission Card Request

I, the undersigned
residing at
owner of	registered shares

wish to attend in person the combined general meeting of shareholders and request that an admission card be sent to me at the address set out above.

Executed in	, on

                        Signature

* * * * * *

Request to be returned in the enclosed prepaid envelope to:

COMPUTERSHARE INVESTOR SERVICES PLC
Client Services Team 5
PO Box 1075
Bristol BS99 3FA
United Kingdom

EURO DISNEY S.C.A.
 a "société en commandite par actions" with a share capital 10,826,802.92 euros
Registered office: "Immeubles Administratifs",
Route Nationale 34—Chessy (Seine-et-Marne)—France
Commercial and Companies Registry 334.173.887 MEAUX

COMBINED GENERAL MEETING OF DECEMBER 17, 2004

Request for Documents and Information

In conformity with Paragraph 3, Article 138 of the Decree no67-236 of March 23, 1967, holders of registered shares may make one single request to the Company for documents and information mentioned in Articles 133 and 135 of said Decree, including, in particular, the Gérant's report, the Supervisory Board's reports, the Statutory Auditors reports, the draft resolutions, and the annual and consolidated financial statements (most of these documents are included in the document enclosed "Combined General Meeting"), for each of the coming shareholders' meetings.

Form to be sent to:	EURO DISNEY S.C.A. Investor Relations BP 100 F- 77777 Marne-la-Vallée Cedex 4 FRANCE
Mr., Mrs or Miss
Address

Owner of	share(s) of Euro Disney S.C.A.

requests that the documents and information mentioned in Articles 133 and 135 of the Decree of March 23, 1967 on commercial companies be sent to the above-mentioned address.

At	, on

Glossary

Term	Definition

Additional Capacity Disneyland Park Assets (or the "ACP Assets")
Means certain Disneyland Park assets which were constructed subsequent to its opening. These assets were sold by the Company and the Phase IA Financing Company to EDA and are being leased back to the Company. These assets include Space Mountain, Nautilus, Indiana Jones and the Temple of Doom, Star Tours Post Show and the Steam Engine Train
Adjusted Pretax Cash Flow	Has the meaning set forth in paragraph 2.4.3.1 of Item IX
AMF	Means the Autorité des marchés financiers
Base Fee	Has the meaning set forth in paragraph 2.4.3.1 of Item IX
Cash Provided by Operations Before Incentive Fees and Income Taxes	Has the meaning set forth in paragraph 2.4.3.1 of Item IX
CDC	Means the Caisse des Dépôts et Consignations
CDC Phase I Loans
Means the loans granted by the CDC to the Company and the Phase IA Financing Company, and consisting in € 127.5 million senior debt and € 402.7 million subordinated debt (see Note 14 "Borrowings" to the Consolidated Financial Statements)
CDC Walt Disney Studios Park Loans	Means the subordinated loans granted by CDC to the Company for a principal amount of € 381.1 million to finance part of the construction costs of the Walt Disney Studios Park dated September 30, 1999
Company	Means Euro Disney S.C.A.
Contributed Business	Has the meaning set forth in paragraph 1.3.1.1 of Item IX
Contribution	Means the contribution by the Company of substantially all of its assets and liabilities to EDA, as such contribution is described under the Contribution Agreement
Contribution Agreement	Means the contribution agreement entered into between the Company and EDA on September 30, 2004 relating to the proposed Contribution, and which is described in Item IX
Contribution Completion Date
Means the date on which all of the conditions precedent set forth in the Contribution Agreement (as detailed in paragraph 1.2.1.7 of Item IX) have been satisfied and on which the Contribution becomes effective

Contribution Interim Period	Means the interim period between October 1, 2004 and the Contribution Completion Date
Development Agreement
Means the agreement dated February 28, 1989 between the Company and Euro Disney S.A.S., a wholly owned subsidiary of TWDC, whereby Euro Disney S.A.S. provides and arranges for other subsidiaries of TWDC to provide the Group with a variety of technical and administrative services, which are described in paragraph 3.2.1 of Item IX
Disneyland Park	Means the first theme park of Disneyland Resort Paris which opened on April 12, 1992
Disneyland Park Lease (or the "Lease")	Means the lease agreement pursuant to which EDA leases the Disneyland Park from Euro Disneyland S.N.C.
Disneyland Park Sublease (or the "Sub-Lease")	Means the sublease agreement pursuant to which EDA subleases the Disneyland Park to the Company
Disneyland Resort Paris, Resort, Resort Site or Site
Means resort site located 32 km to the East of Paris where the Group currently operates Disneyland Park, Walt Disney Studios Park, the seven themed hotels, the two convention centers, the Disney Village and the golf course
EDA	Means Euro Disney Associés S.C.A.
EDL Project	Means the Euro Disneyland Project, as defined in the Master Agreement
EURIBOR	Means the Taux Interbancaire Offert en Euros
Excluded Assets	Means the assets that are not going to be contributed by the Company to EDA, as listed in paragraph 1.3.1.1 of Item IX
Excluded Liabilities	Means the assets that are not going to be contributed by the Company to EDA, as listed in paragraph 1.3.1.1 of Item IX
Existing TWDC Credit Line
Means the revolving credit line with an original principal amount of € 167.7 million (1.1 billion French Francs) made available to Euro Disney S.C.A. by TWDC in 1994, where maturity date was initially June 10, 2004 and that had been deferred as part of the Restructuring
Financing Agreements	Has the meaning set forth in paragraph 2.4.3.1 of Item IX

Financing Companies
The financing companies from which the Group leases a substantial portion of its operating assets, i.e., the Phase IA Financing Company, the Phase IB Financing Companies, EDA and Centre de Congrès Newport S.A.S.
Fixed Assets
Means the book value of intangible assets plus the book value of the tangible assets plus, with regard to EDA, the relevant amount shown as expenses to be allocated in the consolidated balance sheet of EDA for the fiscal year
French GAAP	Means the accounting principles generally accepted in France
Group	Means the Company and its consolidated subsidiaries
Hotel Sales Fee	Means a fee equal to thirty-five percent (35%) of the net pretax income of EDA arising from the sale of any hotels
Hotels	Means the following hotels operated by the Group: the Disneyland Hotel, the Hotel New York, the Newport Bay Club, the Sequoia Lodge, the Cheyenne Hotel, the Hotel Santa Fe and the Davy Crockett ranch
IFRS	Means the International Financial Reporting Standards
Incentive Fee	Has the meaning set forth in paragraph 2.4.3.1 of Item IX
License Agreement
Means the license agreement dated February 28, 1989 between TWDC (Netherlands) B.V. and the Company pursuant to which the Company was granted a license to use intellectual or industrial property rights owned by TWDC, and which is further described in paragraph 3.2.1 "Significant Operating Contracts" of Item IX
Management Fee	Has the meaning set forth in paragraph 2.4.3.1 of Irem IX
Master Agreement
Means the agreement on the creation and the operation of Euro Disneyland in France dated March 24, 1987 made between the Republic of France, certain other French authorities and TWDC, as amended on July 12, 1988, July 5, 1991, December 30, 1994, May 15, 1997, and September 29, 1999. See paragraph 3.2.1 "Significant Operating Contracts" of Item IX
Master Plan	Has the meaning set forth in paragraph 3.2.1
Meeting	Means the general meeting of the shareholders of the Company scheduled for December 17, 2004

Memorandum of Agreement
Means the memorandum of agreement signed in September 2004 by the Company and certain of its consolidated subsidiaries with their lenders and TWDC, and providing for a global restructuring of financial obligations of the Group
Net Accounting Fair Value of the Contributions	Means the net value of the Contributions, i.e., € 603.5 million, as further detailed in Section 1.3.1.2 of Item IX
Off-Balance Sheet Obligations	Has the meaning set forth in paragraph 1.3.1.1
Opening Day	Means the official opening of Disneyland Resort Paris, i.e., April 12, 1992
Phase I Financing Companies	Means the Phase IA Financing Company and the Phase IB Financing Companies
Phase IA Financing Company	Euro Disneyland S.N.C., owner of Disneyland Park and related land on which it is situated
Phase IA Credit Facility
Means the multi-currency loan agreement signed September 5, 1989 between the Company and the Phase IA Financing Company as borrowers and the lending banks, as modified by the amendment dated August 10, 1994 (see Note 14 "Borrowings" to the Consolidated Financial Statements)
Phase IA Partner Advances
Means the subordinated partners advances granted to the Phase IA Financing Company by its partners in accordance with the Phase IA Partner Advances Agreement (see Note 14 "Borrowings" to the Consolidated Financial Statements)
Phase IA Partner Advances Agreement
Means the advances agreement dated April 26, 1989 between the Phase IA Financing Company as borrower and the partners of the Phase IA Financing Company as lenders and Calyon, as agent, as modified by the amendment dated August 10, 1994
Phase IB Credit Facility
Means the credit facility agreement signed March 25, 1991 between certain banks as lenders and Calyon as agent, on the one part, and EDL Hôtels S.C.A. and the Phase IB Financing Company, on the other part, as modified by the amendment dated April 10, 1994 (see Note 14 "Borrowings" to the Consolidated Financial Statements)
Phase IB Facilities	Means the Hotel New York, the Sequoia Lodge, the Newport Bay Club, the Cheyenne Hotel, the Hotel Santa Fe and Disney Village
Phase IB Financing Companies
Means the six special purpose companies established for the financing of Phase IB: Hotel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hotel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C.

Phase IB Partners Advances
Means the advances granted to the Phase IB Financing Companies by the partners of the Phase IB Financing Companies and certain other lenders in accordance with the Phase IB Partner Advances Agreement (see Note 14 "Borrowings" to the Consolidated Financial Statements)
Phase IB Partners Advances Agreement
Means the advances agreement dated March 25, 1991 between the Phase IB Financing Companies, as borrowers, EDL Hôtels S.C.A., as guarantor, the Phase IB Financing Companies' partners, as lenders, and Banque Indosuez which today is named Calyon, as agent, as modified by the amendment dated April 10, 1994
Reference Accounts	Means the unconsolidated audited financial statements of the Company as of September 30, 2004
Reference Amount	Has the meaning set forth in paragraph 2.4.3.1
Restructuring
The comprehensive restructuring of the Group's financial obligations agreed in September 1994 between the Company, its lenders and TWDC, and the main terms of which are set forth in the Memorandum of Agreement
SEC	Means the Securities and Exchange Commission
Selected and Associated Hotels	Means the hotels operated on the Site by third parties
Share Capital Increase	Means the share capital increase in an amount of € 250 million to € 300 million planned by the Company and which will be submitted to the approval of the Company's shareholders at the Meeting
Theme Parks	Means Disneyland Park and Walt Disney Studios Park
Total Net Revenue	Has the meaning set forth in paragraph 2.4.3.1 of Item IX
TWDC	Means The Walt Disney Company
TWDC New Credit Line
The new revolving credit line made available by TWDC to the Company as from October 1, 2004 for a term of 10 years, with a maximum principal amount of € 150 million (to be reduced to € 100 million from October 1, 2009) which is further described in paragraph 1.1.1 of Item IX
US GAAP	Means the accounting principles generally accepted in the United States
Walt Disney Studios Park	Means the second theme park of Disneyland Resort Paris, which opened on March 16, 2002

Merrill Corporation SARL
04PRS1099

How to get to
Disneyland® Resort Paris ?

Motorway A4 (autoroute de l'Est) Exit 14 "Marne la Vallée/Val d'Europe—Parc Disneyland"
From Paris Take the peripherique (ring road). At "Porte de Bercy" take the A4 motorway direction Nancy/Metz. Exit 14 is approximately 32km/20 miles.

From Roissy Charles-de-Gaulle International Airport
Follows signs to "Paris", then "Marne la Vallée" and turn onto the A104 motorway (la Francilienne). After around 27km/16 miles, turn off the A104 onto the A4 motorway direction Metz-Nancy. Exit 14 is approximately 10km/6 miles.
From Orly International Airport Follow signs to "Paris" and then "Créteil" on the A86 motorway. After 11km/7 miles turn onto the A4 direction Metz-Nancy. Exit 14 is 28km/17.5 miles.
Taxis The fare from the airports or from the centre of Paris is approximately EUR60. Taxis may carry up to four passengers (on request to the driver). There is a supplementary charge for luggage.
Parking Our clients benefit from free parking at the hotels and the two convention centers.

Station "Marne la Vallée—Chessy", at the entrance to the Park, close to the hotels.

TGV (high-speed train), Thalys and Eurostar
Direct trains to the station "Marne la Vallée—Chessy" from 30 major French and European cities: Lille-Europe (1h05)—Brussels (1h25)—Lyon Partdieu (1h50)—Rennes (2h40)—London (3h)—Bordeaux (3h40)—Marseille (4h30).

RER (Regional Express Network)
Take line A of the RER, direction "Marne la Vallée—Chessy" (MLV Chessy). Trains leave every 20 minutes. The journey from Paris takes around 35 minutes. Free shuttle service between the station and five of our hotels: New York® Hotel, Newport Bay Club®, Sequoia Lodge®, Hotel Cheyenne® and Santa Fe Hotel®.

Airport shuttle leaves every 45 minutes.

From Orly and Roissy Charles de Gaulle International airports, there is a regular direct shuttle service (VEA) to the Disneyland® Paris hotels. The journey takes around 45 minutes and the single fare is EUR 14 per adult. Tickets can be purchased from the driver on boarding the bus. Recorded informations (timetable): +33 1 49 64 47 08 (English spoken).
© Disney. Tous droits réservés.

© Disney, Euro Disney S.C.A., société en commandite par actions au capital de 10 826 802,92 euros – Siren 334 173 887 RCS Meaux B.P. 100 – 77777 Marne-la-Vallée Cedex 04 – France – Licences ES 770642-51, 770652 et 770653

        SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A. By the Management Company (Gerant) Euro Disney S.A.
Date: November 24, 2004
	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo Title: Director Corporate Controllership